FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2012

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Santander, S.A.

Item
1	Press release regarding 3rd quarter 2012 results.
2	Financial report for 3rd quarter 2012 results.
3	Key consolidated data for 3rd quarter 2012 results.
4	Webcast presentation for 3rd quarter 2012 results.

Item 1

Press Release

JANUARY-SEPTEMBER 2012 RESULTS

Santander registered attributable net profit of EUR 1.804

billion (-66%), after covering 90% of real estate provisions required by the latest Spanish regulations

•	Pre-provision profit was EUR 18.184 billion, up 3%.

•	PROVISIONS: The bank charged EUR 14,543 million of provisions against results in the first nine months, compared with EUR 7,322 million in the same period 2011.

•	Provisions for non-performing loans were EUR 9,533 million. This put NPL coverage at 70%, nine percentage points more than at the end of 2011.

•	Provisions for real estate exposure in Spain charged to this year’s results amounted to EUR 5,010 million, 90% of the requirements of the two royal decrees of February and May this year.

•	REAL ESTATE EXPOSURE IN SPAIN: Real estate exposure fell by EUR 5,500 million in the nine months to EUR 26,500 million. The stock of acquired properties declined for the second quarter in a row.

•

CAPITAL: The core capital ratio, under BIS II criteria, was 10.4%. Stress tests carried out by Oliver Wyman show Santander would have, in the most adverse scenario, a capital surplus of EUR 25,297 million in 2014.

•

VOLUME: Loans totaled EUR 754,094 million, up 3% year-on-year, and deposits were EUR 642,607 million, an increase of 4%. In Spain, the bank’s market shares in deposits continued to grow, increasing by one percentage point. The loan-to-deposit ratio stood at 108%.

•

NPLS: The group’s non-performing loan ratio rose by 0.47 point year-on-year to 4.33%. In Spain, the NPL rate increased 0.89 point to 6.38%, still more than four points below the average for the sector. NPL coverage in Spain rose 20 points to 65%.

•	DIVERSIFICATION: Latin America contributed 50% of group profit (Brazil 26%, Mexico 13% and Chile 5%); Continental Europe 28% (Spain 16%, Poland 5% and Germany 4%), the UK 13% and the US 9%.

•	Latin America: Net profit was EUR 3,306 million, a decline of 6% as a result of the sale of the business in Colombia and minority stakes. Lending rose 9% and deposits 3%.

•	Continental Europe: Attributable profit was EUR 1,813 million, down 10%. Loans dropped 5% and deposits were unchanged.

•	U.K.: Attributable profit was EUR 904 million, up 11% from the same period 2011. Loans fell 2% and deposits rose 1%.

•

U.S.: Attributable profit was EUR 584 million, down 23% after the sale of 25% of Santander Consumer in 2011 and an extraordinary charge at Sovereign in the third quarter. Loans were up 6% and deposits 5%.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 comunicacionbancosantander@gruposantander.com

Madrid, Oct. 25, 2012 – Grupo Santander registered net attributable profit of EUR 1,804 million in the first nine months of 2012, a decline of 66% from the same period last year. The group posted ordinary profit of EUR 4,250 million and registered capital gains of EUR 1,029 million from the sale of the business in Colombia and the reinsurance transaction covering the life insurance portfolio in Spain and Portugal. That would have resulted in profit of EUR 5,279 million in the period, but, after setting aside EUR 3,475 million for real estate exposure in Spain, net profit was EUR 1,804 million.

Banco Santander Chairman Emilio Botín said: “The bank’s capacity to generate profit enables us to set aside hefty real estate provisions in Spain in 2012 and significantly increase non-performing loan coverage. In the first nine months we generated pre-provision profit of EUR 18,184 million.”

Results

In the first nine months of 2012, Santander’s revenues and costs both rose by 5%, leaving net operating income (pre-provision profit) at EUR 18,184 million, an increase of 3%. The performance of revenues and costs resulted in an efficiency ratio of 45.4%, 0.3 point better than at the end of 2011.

The pre-provision profit shows Santander’s capacity to generate earnings and set aside provisions when the economic situation requires. EUR 9,533 million (+30%) was allocated to provisions for non-performing loans and a further EUR 5,010 million (EUR 3,475 million in net terms) was assigned to cover real estate exposure in Spain.

NPL coverage rose for the third quarter running, both for the group and the Spanish business, whose coverage ratios were 70% and 65%, respectively. That means the NPL coverage ratio has risen by nine percentage points for the group in the nine-month period, and by 20 points in Spain.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 comunicacionbancosantander@gruposantander.com	2

Banco Santander’s diversification is the main reason that group results have held up so well against such a difficult backdrop in Europe, where it carries out a large part of its business. Latin America contributes 50% of profits – Brazil makes up 26%, Mexico 13% and Chile 5%. Continental Europe accounts for 28%, of which Spain represents 16%, Poland 5% and Germany 4%, while the U.K. brings in 13% and the U.S. 9%.

Business

Loans grew in emerging market units (Latin America and Poland) and declined in economies that are deleveraging sharply, such as Spain and Portugal. However, in these countries, deposits are growing strongly.

Group outstanding loans came to EUR 754,000 million, or 117% of deposits of EUR 642,600 million. Before the crisis, in December 2008, the loan-to-deposit ratio stood at 150%. In Spain, this ratio is now 108%, based on EUR 199,000 million in loans and EUR 185,000 million in deposits, down from 178% at the end of 2008.

Banco Santander continued to enjoy access to wholesale funding markets, placing EUR 35,000 million in securitizations and issues in the market.

Customer funds managed by the Group amounted to EUR 976,938 million at the end of September 2012, a slight increase. Deposits grew 4%, including commercial paper of EUR 12,535 million placed by the branch networks in Spain. The highest growth in deposits was registered in Mexico, at 14%. In Spain, retail deposits grew by 10%, increasing market share by one percentage point.

Grupo Santander’s outstanding net loans increased almost 3% from a year earlier, to EUR 754,094 million. Loans increased by 10% in Brazil and Mexico and 9% in Poland. However, loans in Portugal fell 8% and in Spain 7%. The drop in Spain is largely due to the 25% decline in loans for real estate purposes compared with a year earlier, which is equivalent to a fall of EUR 6,191 million in the stock of outstanding loans to this sector.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 comunicacionbancosantander@gruposantander.com	3

The Group’s NPL rate came to 4.33%, an increase of 0.47 point from o a year earlier and 0.22 point in the quarter. In Spain, NPLs were 6.38%, up 0.89 point year-on-year, affected by the decline in lending. In the U.K., NPLs were stable, up just 0.1 point to 1.94%. In Santander Consumer Finance, NPLs stood at 3.96%, broadly unchanged from December, 2011. In the U.S., NPLs continued to be low at 2.31%. In Latin America, NPLs increased in Brazil and Chile by around one point, while falling in Mexico.

NPLs were below the average for the sector in all the Group’s markets, especially in Spain, where the industry-wide rate is over four percentage points higher than Santander’s.

Real estate exposure in Spain

During the first nine months of 2012, Banco Santander reduced its exposure to real estate while significantly increasing provisions for potential losses in property activities in Spain.

Group real estate exposure in Spain was EUR 42,500 million at the close of 2008, of which EUR 37,700 million were loans and EUR 4,800 million acquired or repossessed properties. Since then, that exposure has been reduced by EUR 16,000 million to EUR 26,500 million, of which EUR 18,200 million are loans and EUR 8,300 million acquired properties. The stock of properties declined for the second consecutive quarter.

In February and May of 2012, the Spanish government approved rules which increased provisions for real estate loans and which must be charged against this year’s results. The bank set aside EUR 1,800 million for this purpose in its 2011 results. During the second and third quarters of 2012, the bank provisioned a further EUR 5,010 million. With these charges, Grupo Santander has covered 90% of the new requirements. It will have set aside the full amount by the end of the year.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 comunicacionbancosantander@gruposantander.com	4

Capital and the share

Since the beginning of the year, Grupo Santander has exceeded the European Banking Authority’s core capital requirement of 9% by June 30. Under Basel II criteria, Banco Santander’s core capital ratio was 10.4% at Sept. 30, up from 10.0% at the close of 2011.

Santander placed 24.9% of its Mexican unit in the market at the end of September. This transaction was a success, given that demand for shares was five times the amount on offer. The placement brought in EUR 3,200 million, which improved the Group’s core capital ratio by half a percentage point.

During the third quarter, international consultancy Oliver Wyman, working with major international auditors and property consultants, carried out a detailed analysis of Spanish banks’ loan portfolios. The analysis concluded that Santander would have a capital surplus of EUR 25,297 million in 2014, even in the most adverse scenario.

Banco Santander’s market capitalization was EUR 57,363 million at Sept. 30, which made it the largest bank in the euro zone by stock market value. That is significantly less than its total equity and financial capital, of EUR 84,362 million at the end of September.

Shareholder remuneration to be charged against 2012 results will be EUR 0.60 a share. This will be distributed through the Santander Dividendo Elección (scrip dividend) programme, which allows shareholders to choose between receiving a dividend of approximately EUR 0.15 a share in cash or shares on each of the four usual dividend payment dates.

The bank had 3,283,913 shareholders at the end of September. The Group employed 188,146 people, serving more than 102 million customers in 14,496 branches. That makes it the biggest international financial group in terms of shareholders and branch network.

More information at: www.santander.com

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 comunicacionbancosantander@gruposantander.com	5

Key consolidated data

			Variation
	Jan-Sep ’12	Jan-Sep ’11	Amount	%	2011
Balance sheet (EUR million)
Total assets	1,300,632	1,250,476	50,156	4.0	1,251,525
Net customer loans	754,094	734,302	19,792	2.7	750,100
Customer deposits	630,072	619,911	10,161	1.6	632,533
Customer funds under management	976,938	976,598	340	0.0	984,353
Shareholders’ equity	81,214	79,144	2,069	2.6	80,400
Total managed funds	1,422,260	1,382,920	39,341	2.8	1,382,980

Income statement (EUR million)
Net interest income	22,994	21,574	1,420	6.6	29,110
Gross income	33,324	32,125	1,200	3.7	42,754
Pre-provision profit (net operating income)	18,184	17,659	525	3.0	23,195
Profit from continuing operations	4,910	5,918	(1,008)	(17.0)	7,812
Attributable profit to the Group	1,804	5,303	(3,500)	(66.0)	5,351

EPS, profitability and efficiency (%)
EPS (euro)	0.19	0.60	(0.41)	(68.8)	0.60
Diluted EPS (euro)	0.19	0.59	(0.41)	(68.7)	0.60
ROE	3.06	9.47			7.14
ROTE	4.51	14.32			10.81
ROA	0.25	0.64			0.50
RoRWA	0.58	1.35			1.06
Efficiency ratio (with amortisations)	45.4	45.0			45.7

BIS II ratios and NPL ratios (%)
Core capital	10.38	9.42			10.02
Tier I	11.23	10.74			11.01
BIS II ratio	13.26	13.24			13.56
NPL ratio	4.33	3.86			3.89
NPL coverage	70	66			61

Market capitalisation and shares
Shares (1) (millions at period-end)	9,899	8,440	1,458	17.3	8,909
Share price (euros)	5.795	6.224	(0.429)	(6.9)	5.870
Market capitalisation (EUR million)	57,363	52,532	4,831	9.2	52,296
Book value (euro)	8.07	8.91			8.59
Price / Book value (X)	0.72	0.70			0.68
P/E ratio (X)	23.29	7.81			9.75

Other data
Number of shareholders	3,283,913	3,263,997	19,916	0.6	3,293,537
Number of employees	188,146	187,815	331	0.2	189,766
Continental Europe	58,516	58,961	(445)	(0.8)	58,864
o/w: Spain	31,531	31,914	(383)	(1.2)	31,889
United Kingdom	26,614	27,264	(650)	(2.4)	27,505
Latin America	91,197	90,131	1,066	1.2	91,913
USA	9,432	9,169	263	2.9	9,187
Corporate Activities	2,387	2,290	97	4.2	2,297
Number of branches	14,496	14,709	(213)	(1.4)	14,756
Continental Europe	6,521	6,636	(115)	(1.7)	6,608
o/w: Spain	4,752	4,785	(33)	(0.7)	4,781
United Kingdom	1,266	1,386	(120)	(8.7)	1,379
Latin America	5,987	5,964	23	0.4	6,046
USA	722	723	(1)	(0.1)	723

Information on recurring profit
Attributable profit to the Group	4,250	5,303	(1,054)	(19.9)	7,021
EPS (euro)	0.44	0.60	(0.16)	(26.5)	0.79
Diluted EPS (euro)	0.44	0.59	(0.16)	(26.4)	0.78
ROE	7.20	9.47			9.37
ROTE	10.62	14.32			14.18
ROA	0.51	0.64			0.63
RoRWA	1.15	1.35			1.35
P/E ratio (X)	9.89	7.81			7.43

Note: The financial information in this report has not been audited, but it was approved by the Board of Directors at its meeting on October, 22 2012, following a favourable report from the Audit and Compliance Committee on October, 15 2012. The Committee verified that the information for the quarter was based on the same principles and practices as those used to draw up the annual financial statements.

(1)	In December 2011, includes shares issued to cover the exchange of preferred shares of December 2011

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 comunicacionbancosantander@gruposantander.com	6

Key data by principal segments

	Net operating income			Attributable profit to the Group			Efficiency ratio (%)		ROE (%)
	Jan-Sep ’12	Jan- Sep ’11	Var (%)	Jan-Sep ’12	Jan-Sep ’11	Var (%)	Jan-Sep ’12	Jan-Sep ’11	Jan-Sep ’12	Jan-Sep ’11
Income statement (EUR million)
Continental Europe	5,779	5,444	6.1	1,813	2,021	(10.3)	45.0	46.1	7.71	9.07

o/w: Santander Branch Network	1,959	1,815	7.9	513	602	(14.7)	43.9	45.8	10.60	11.60
Banesto	942	876	7.5	115	189	(39.4)	44.3	46.4	3.20	5.39
Portugal	466	355	31.1	97	129	(24.5)	44.7	52.6	5.10	6.97
Santander Consumer Finance	1,352	1,479	(8.6)	564	571	(1.2)	43.0	39.5	6.95	8.08
Retail Poland (BZ WBK)	383	261	46.9	236	172	37.1	45.1	45.4	18.23	26.14

United Kingdom*	1,858	2,547	(27.0)	823	810	1.6	52.8	43.1	8.25	8.52

Latin America	11,487	10,175	12.9	3,306	3,528	(6.3)	37.0	39.0	19.47	21.54

o/w: Brazil	8,371	7,477	12.0	1,689	1,973	(14.4)	34.4	37.0	17.94	22.99
Mexico	1,274	1,082	17.8	832	731	13.8	38.3	39.9	26.08	21.56
Chile	1,016	942	7.9	362	466	(22.3)	40.2	39.0	20.95	24.81

USA	1,112	1,316	(15.6)	584	761	(23.3)	44.0	35.1	14.92	25.40

Operating areas*	20,236	19,483	3.9	6,526	7,120	(8.3)	41.6	41.5	12.00	13.91

Corporate Activities*	(2,052)	(1,824)	12.5	(2,277)	(1,817)	25.3

Total Group*	18,184	17,659	3.0	4,250	5,303	(19.9)	45.4	45.0	7.20	9.47

Extraordinary net capital gains and provisions				(2,446)	—	—

Total Group				1,804	5,303	(66.0)	45.4	45.0	3.06	9.47

(*).-	Excluding extraordinary net capital gains and provisions

	Net customer loans			Customer deposits			NPL ratio (%) *		NPL coverage (%) *
	30.09.12	30.09.11	Var (%)	30.09.12	30.09.11	Var (%)	30.09.12	30.09.11	30.09.12	30.09.11
Activity (EUR million)
Continental Europe	292,050	307,510	(5.0)	242,533	255,020	(4.9)	6.01	5.04	69	58

o/w: Santander Branch Network *	98,665	104,671	(5.7)	85,295	81,063	5.2	9.56	7.70	62	41
Banesto	63,307	69,245	(8.6)	49,571	51,385	(3.5)	5.74	4.69	68	53
Portugal	26,759	28,945	(7.6)	23,877	22,812	4.7	6.16	3.78	52	53
Santander Consumer Finance	56,822	56,486	0.6	33,087	34,181	(3.2)	3.96	4.50	110	105
Retail Poland (BZ WBK)	9,659	8,219	17.5	11,035	9,936	11.1	4.69	6.26	64	69

United Kingdom	271,464	238,557	13.8	213,508	187,141	14.1	1.94	1.86	47	42

Latin America	142,412	131,288	8.5	135,000	130,628	3.3	5.31	4.10	90	102

o/w: Brazil	75,293	71,736	5.0	69,588	71,211	(2.3)	6.79	5.05	92	100
Mexico	21,545	17,477	23.3	24,162	19,615	23.2	1.69	1.78	175	176
Chile	30,043	25,176	19.3	23,192	19,305	20.1	5.00	3.63	61	88

USA	41,845	37,936	10.3	38,454	35,141	9.4	2.31	3.22	110	93

Operating areas	747,772	715,291	4.5	629,495	607,930	3.5	4.30	3.78	72	66

Total Group	754,094	734,302	2.7	630,072	619,911	1.6	4.33	3.86	70	66

*	Santander Branch Network is the retail banking unit of Banco Santander S.A. The NPL ratio of Banco Santander S.A. at the end of September 2012 stood at 6.98% (5.63% in September 2011) and NPL coverage was 62% (39% in September 2011).

	Employees		Branches
	30.09.12	30.09.11	30.09.12	30.09.11
Operating means
Continental Europe	58,516	58,961	6,521	6,636

o/w: Santander Branch Network	17,931	18,009	2,912	2,915
Banesto	9,178	9,462	1,698	1,716
Portugal	5,711	5,847	670	724
Santander Consumer Finance	12,601	11,798	638	662
Retail Poland (BZ WBK)	8,892	9,563	522	527

United Kingdom	26,614	27,264	1,266	1,386

Latin America	91,197	90,131	5,987	5,964

o/w: Brazil	54,856	52,536	3,782	3,731
Mexico	13,336	12,897	1,123	1,099
Chile	12,331	12,404	496	494

USA	9,432	9,169	722	723

Operating areas	185,759	185,525	14,496	14,709

Corporate Activities	2,387	2,290

Total Group	188,146	187,815	14,496	14,709

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 comunicacionbancosantander@gruposantander.com	7

Item 2

Financial report

Financial report 2012

January February March April May June July August September October November December

Santander

3

Gross income
EUR Million

+3.7% Jan-Sep'12 - Jan-Sep'11

30,418
32,125
33,324
Jan-Sep'10
Jan-Sep'11
Jan-Sep'12

Pre-provision profit (net operating income)
EUR Million

+3.0% Jan-Sep'12 - Jan-Sep'11

17,119
17,659
18,184
Jan-Sep'10
Jan-Sep'11
Jan-Sep'12

Attributable profit
EUR Million

-66.0% Jan-Sep'12 - Jan-Sep'11

6,080
5,303
1,804
Jan-Sep'10
Jan-Sep'11
Jan-Sep'12 (1)

(1) Before the real estate provisions net of capital gains: EUR 4,250 Million; -19.9%

Earnings per share
Euros

-68.8% Sep'12 - Sep'11

0.70
0.60
0.19
Jan-Sep'10
Jan-Sep'11
Jan-Sep'12 (1)

(1) Before the real estate provisions net of capital gains: EUR 0.44; -26.5%

Efficiency ratio
%

+0.4 p.p. Jan-Sep'12 - Jan-Sep'11

43.7
45.0
45.4
Jan-Sep'10
Jan-Sep'11
Jan-Sep'12

Core capital
%

+0.96 p.p. Jan-Sep'12 - Jan-Sep'11

8.47
9.42
10.38
Sep 10
Sep 11
Sep 12

4	JANUARY – SEPTEMBER / FINANCIAL REPORT 2012

KEY CONSOLIDATED DATA

Balance sheet (EUR MIllion)	Jan-Sep’12	Jan-Sep’11	Amount	(%)	2011
Total assets	1,300,632	1,250,476	50,156	4.0	1,251,525
Net customer loans	754,094	734,302	19,792	2.7	750,100
Customer deposits	630,072	619,911	10,161	1.6	632,533
Customer funds under management	976,938	976,598	340	0.0	984,353
Shareholders’ equity	81,214	79,144	2,069	2.6	80,400
Total managed funds	1,422,260	1,382,920	39,341	2.8	1,382,980

Income statement (EUR MIllion)	Jan-Sep’12	Jan-Sep’11	Amount	(%)	2011
Net interest income	22,994	21,574	1,420	6.6	29,110
Gross income	33,324	32,125	1,200	3.7	42,754
Pre-provision profit (net operating income)	18,184	17,659	525	3.0	23,195
Profit from continuing operations	4,910	5,918	(1,008)	(17.0)	7,812
Attributable profit to the Group	1,804	5,303	(3,500)	(66.0)	5,351

EPS, profitability and efficiency (%)	Jan-Sep’12	Jan-Sep’11	Amount	(%)	2011
EPS (euro)	0.19	0.60	(0.41)	(68.8)	0.60
Diluted EPS (euro)	0.19	0.59	(0.41)	(68.7)	0.60
ROE	3.06	9.47			7.14
ROTE	4.51	14.32			10.81
ROA	0.25	0.64			0.50
RoRWA	0.58	1.35			1.06
Efficiency ratio (with amortisations)	45.4	45.0			45.7

BIS II ratios and NPL ratios (%)	Jan-Sep’12	Jan-Sep’11			2011
Core capital	10.38	9.42			10.02
Tier I	11.23	10.74			11.01
BIS II ratio	13.26	13.24			13.56
NPL ratio	4.33	3.86			3.89
NPL coverage	70	66			61

Market capitalisation and shares	Jan-Sep’12	Jan-Sep’11	Amount	(%)	2011
Shares (1) (millions at period-end)	9,899	8,440	1,458	17.3	8,909
Share price (euros)	5.795	6.224	(0.429)	(6.9)	5.870
Market capitalisation (EUR million)	57,363	52,532	4,831	9.2	52,296
Book value (euro)	8.07	8.91			8.59
Price / Book value (X)	0.72	0.70			0.68
P/E ratio (X)	23.29	7.81			9.75

Other data	Jan-Sep’12	Jan-Sep’11	Amount	(%)	2011
Number of shareholders	3,283,913	3,263,997	19,916	0.6	3,293,537
Number of employees	188,146	187,815	331	0.2	189,766
Continental Europe	58,516	58,961	(445)	(0.8)	58,864
o/w: Spain	31,531	31,914	(383)	(1.2)	31,889
United Kingdom	26,614	27,264	(650)	(2.4)	27,505
Latin America	91,197	90,131	1,066	1.2	91,913
USA	9,432	9,169	263	2.9	9,187
Corporate Activities	2,387	2,290	97	4.2	2,297
Number of branches	14,496	14,709	(213)	(1.4)	14,756
Continental Europe	6,521	6,636	(115)	(1.7)	6,608
o/w: Spain	4,752	4,785	(33)	(0.7)	4,781
United Kingdom	1,266	1,386	(120)	(8.7)	1,379
Latin America	5,987	5,964	23	0.4	6,046
USA	722	723	(1)	(0.1)	723

Information on recurring profit	Jan-Sep’12	Jan-Sep’11	Amount	(%)	2011
Attributable profit to the Group	4,250	5,303	(1,054)	(19.9)	7,021
EPS (euro)	0.44	0.60	(0.16)	(26.5)	0.79
Diluted EPS (euro)	0.44	0.59	(0.16)	(26.4)	0.78
ROE	7.20	9.47			9.37
ROTE	10.62	14.32			14.18
ROA	0.51	0.64			0.63
RoRWA	1.15	1.35			1.35
P/E ratio (X)	9.89	7.81			7.43

The financial information in this report has not been audited, but it was approved by the Board of Directors at its meeting on October, 22 2012, following a favourable report from the Audit and Compliance Committee on October, 15 2012. The Committee verified that the information for the quarter was based on the same principles and practices as those used to draw up the annual financial statements.

(1)	In December 2011, includes shares issued to cover the exchange of preferred shares of December 2011

FINANCIAL REPORT 2012 / JANUARY – SEPTEMBER	5

HIGHLIGHTS OF THE PERIOD

Income statement: (greater detail on pages 11—14)

•	The recurring profit for the third quarter was EUR 1,242 million and EUR 4,250 million for the first nine months, 19.9% less than in the same period of 2011:

•	Basic revenues (net interest income, fee income and insurance activity) increased 4.7%, mainly due to net interest income (+6.6%).

•	Operating expenses rose 4.7% year-on-year, due largely to projects in Latin America and the US.

•

Pre-provision profit remained strong at EUR 18,184 million, 3.0% more than the first nine months of 2011. The Group once again proved its capacity to generate strong recurring results in the current crisis environment.

•	This positive performance is not reflected in profits because of higher loan-loss provisions (+30.2%) and a negative perimeter effect of 7 percentage points.

•

The Group also further strengthened the balance sheet, assigning in the second and third quarters EUR 5,010 million (EUR 3,475 million net of taxes, of wich EUR 1,029 million came from capital gains and EUR 2,446 million from ordinary profit) to provisions for real estate in Spain.

•	Attributable profit for the third quarter was EUR 100 million and EUR 1,804 million in the first nine months, 66.0% less than in the same period of 2011.

Strong balance sheet: (greater detail on pages 15—24)

•	Core capital ratio of 10.38% under BIS II criteria at the end of September (+28 b.p. in the third quarter).

•

The Group’s liquidity ratio (loan-to-deposit) was 117%. The preference for deposits was maintained. Of note was the growth in retail networks in Spain, which improved their liquidity ratio to 108% (118% last December). On lending, deleveraging continues in Europe and increased in Latin America.

•

The Group’s non-performing loan and coverage ratios were 4.33% and 70%, respectively, at the end of September, and the latter increased for the third quarter running. The NPL ratio in Spain was 6.38% and coverage 65%, up 12 p.p. in the quarter and 20 p.p. in the year, reflecting the effort made in provisions.

•	After provisions made in the second and third quarters, the coverage ratio for problematic real estate assets was 47% and 90% of the requirements of Royal Decree Laws 2/2012 and 18/2012 were met.

•	As well as more provisions, lending with real estate purpose in Spain was reduced by EUR 5,539 million (loans: -EUR 5,264 million; foreclosures: -EUR 275 million).

The Santander share: (more detail on page 25)

•	The Santander share stood at EUR 5.795 on September 30 (+11.0% in the quarter and -6.9% y-o.-y).

•	In August, under the scrip dividend programme, shareholders were able to opt to receive in cash or shares the amount equivalent to the first interim dividend (EUR 0.152 per share).

•	Under the same programme, shareholders can receive the amount equivalent to the second interim dividend (EUR 0.150) to be paid in November, in cash or shares.

Rating Agencies: (more detail on page 20)

•

The rating agencies, since last autumn, have intensified the downgrading of the Kingdom of Spain. This means that while recognising the Group’s financial strength and diversification, their methodology prevents the Group’s rating from being more than one notch above that of Spain’s sovereign debt.

•	Santander is the only bank in Spain whose rating by the three main agencies is higher than that of sovereign debt (Standard & Poor’s: BBB; Fitch; BBB+; Moody’s: Baa2).

6	JANUARY – SEPTEMBER / FINANCIAL REPORT 2012

HIGHLIGHTS OF THE PERIOD

Business areas: (more detail on pages 26—57)

•

Continental Europe: attributable profit of EUR 1,813 million, 10.3% lower year-on-year because of the provisions made in retail units in Spain and Portugal. Eliminating the perimeter impact (BZ WBK incorporation and SEB branches), gross income increased 2.0% and costs were 1.2% lower (+4.7% in net operating income).

•

United Kingdom: attributable profit of £733 million, 3.9% more than in the first nine months of 2011. Revenues were more affected by the higher cost of funding and the impact of low interest rates on the spreads of products, costs declined in real terms and provisions rose 26.2% year-on-year (-16.9% in the third quarter over the second quarter 2012). The third quarter profit reflects the positive impact of £65 million net between the capital gains from the repurchase of securities and the provisions made.

•

Latin America: attributable profit of EUR 3,306 million. In local currency, gross income was higher (+13.5%) and net operating income (+17.6%), but this did not feed through to profits (-3.9%) because of higher provisions, taxes and the perimeter effect. Excluding the latter, attributable profit rose 4.0%.

•

United States: attributable profit of $747 million, 30.1% less than in the first nine months of 2011 because of the perimeter impact on Santander Consumer USA and a negative impact of $127 million in the third quarter on the results from the charge made to tend to the judicial recommendation to remunerate the Trust PIERS issue at 13.61%.

Significant events: (more detail on page 59)

•

An agreement was signed in July with Abbey Life Insurance, a subsidiary of Deutsche Bank, to reinsure all the portfolio of the individual life risk of the insurers in Spain and Portugal. This operation generated a gross extraordinary gain of EUR 467 million.

•

Placement in the market of 24.9% of Grupo Financiero Santander Mexico for EUR 3,178 million, which valued the whole subsidiary at EUR 12,730 million. This was the largest IPO in Latin America this year and underscored the strength and flexibility of Grupo Santander’s model of autonomous subsidiaries.

•

The individual results of the stress test on the Spanish banking system confirmed Grupo Santander’s strength, its solvency and its capacity to withstand a further deterioration in the economic environment.

Even in the most adverse scenario, Santander would have a core capital of 10.8% in 2014 (EUR 25,297 million more than the minimum required) and would be the only bank to end with more capital than at the beginning of the analysed period (2012-2014).

•	An alliance was signed with Elavon in October to promote means of payment business with cards in shops in Spain.

FINANCIAL REPORT 2012 / JANUARY – SEPTEMBER	7

General background

Grupo Santander conducted its business in the third quarter in a less volatile financial environment after the measures adopted in the euro zone, but global growth was weaker. In this context, the central banks of the main countries responded with further stimulus measures.

The new programme of the European Central Bank to buy bonds, the approval of the European Stability Mechanism and the European Commission’s banking union proposal represented new advances in the path of integration and enhanced European governance. All of this should help to reduce financial instability and secure growth.

In the US, the third quarter indicators pointed to similar levels of activity as in the second quarter (+1.7% GDP growth annualised). The growth, which came from consumption and investment in housing, showed signs of petering out because of high unemployment and the small rise in incomes. The Fed, with inflation at around 2%, continued to support growth after launching QE3 and guaranteeing interest rates close to zero until the middle of 2015.

Business activity in Latin America showed the weakening in international economies, particularly in China, and the impact on raw material prices.

In Brazil, the expansive fiscal and monetary policy measures combined with the depreciation of the real began to spur the economy in the third quarter, after a weak second quarter (+0.5% growth in GDP y-o-y) due to lower investment and exports. Inflation (+5.3% in September) enabled the central bank to cut the Selic rate further in October to 7.25% from 11% in December. This helped to maintain the currency at more reasonable levels (BRL 2.03/US$1).

In Mexico, third quarter indicators pointed to levels of activity above potential following the strengthening in the second quarter (+4.1% GDP growth y-o-y). Growth will continue to be driven by consumption of services and investment, despite the rise in the unemployment rate in the quarter (5.0% in September). The Bank of Mexico held its interest rates at 4.5% despite slight inflationary pressures (4.8%). The peso appreciated 4.4% in the quarter to MXN 12.8/US$1.

Chile’s growth accelerated in the second quarter to 5.5% year-on-year, spurred by domestic demand, both consumption (low unemployment, strong consumer credit) and investment. Inflation was under control (2.8% in September), enabling the Bank of Chile to maintain its benchmark rate since January at 5%, despite the deterioration in the international scenario. The peso appreciated in the quarter to CLP 473/US$1.

The euro zone economy shrank 0.2% in the second quarter, after stabilising in the first. The external sector’s positive contribution did not offset the weak consumption and investment, trends that seemed to intensify in the third quarter and reach the nucleus of the zone.

With higher inflation (2.6% in September), the ECB held its repo rate at 0.75% and focused on the effectiveness of its policy and the irreversibility of the euro with its new bond-buying programme. The euro strengthened 2.7% in the quarter to US$1.29/EUR 1 at the end of September.

The economic performance varied. The German economy grew 0.3% in the second quarter, backed by domestic demand and the external sector. France remained stable and Italy and Portugal shrank 0.7% and 1.3%, respectively.

In Spain the third quarter indicators showed no further deterioration over the second quarter (-0.4% GDP), as the external sector’s contribution offset domestic demand shrinkage (current account surplus in July). The pace of the destruction of jobs eased (jobless rate of 24.6% in the second quarter). Inflation rose to 3.4% in September because of the rise in VAT and higher energy prices.

The UK recession deepened in the second quarter (-0.5%) due to reduced private consumption, investment and exports. In order to correct this trend, and with inflation under control (2.2% in September), the Bank of England maintained its expansive policy (base rate at a minimum of 0.5%; the bond buying programme was increased to £375,000 million), and it launched with the Treasury a lending programme. The first data for the third quarter already showed signs of a pick up. Sterling appreciated against the euro 1.1% in the quarter to EUR 1.25/£1, at the end of September.

The Polish economy slowed in the second quarter to 2.4% year-on-year from 3.5% in the first quarter due to lower growth in the EU and reduced domestic consumption, affected by less job creation and lower lending. More moderate inflation (3.8% in September) increased the probability of a cut in the official interest rate (currently 4.75%). The zloty appreciated slightly against the euro (3.5% in the quarter) to PLN 4.10/EUR 1.

Exchange rates: 1 euro / currency parity

	Average (income statement)		Period-end (balance sheet)
	Jan-Sep’12	Jan-Sep’11	30.09.12	31.12.11	30.09.11
US$	1.2799	1.4055	1.2930	1.2939	1.3503
Pound	0.8116	0.8711	0.7981	0.8353	0.8667
Brazilian real	2.4498	2.2928	2.6232	2.4159	2.5067
New Mexican peso	16.9314	16.9089	16.6086	18.0512	18.5936
Chilean peso	626.1244	666.5810	611.5567	671.3400	703.7088
Argentine peso	5.7094	5.7494	6.0655	5.5686	5.6773
Polish zloty	4.2063	4.0163	4.1038	4.4580	4.4050

8	JANUARY – SEPTEMBER / FINANCIAL REPORT 2012

Provisioning and recapitalizing the Spanish banking sector

Spain deepened in 2012 the process of provisions and recapitalization of its banks, which have been undergoing a profound transformation since 2009. This process was part of the measures taken to reduce the tensions in financial markets derived from the sovereign debt crisis and the doubts over the health of the Spanish banking system.

Three basic steps were taken to strengthen the credibility and confidence of the banks:

1.	Additional provisions demanded for exposure to construction and real estate assets, differentiating by type of assets and situation, including those up-to-date with payment (Royal Decree Law 2/2012 in February and RDL 18/2012 in May).

2.	Expert and independent assessment of balance sheets between May and September 2012, as later detailed.

3.	Request for financial assistance from European institutions to recapitalize those banks that require it.

1.	Additional provisions demanded for real estate exposure

The extra provisions and capital emanating from two Royal Decree Laws amounted to EUR 84,000 million to cover possible losses from real estate exposure in the next few years.

These requirements must be met by the end of 2012 and will increase the average coverage of this segment from 18% at the end of 2011 to 45%. The higher levels of coverage will be applied to those assets with a reduced sales capacity. The property developments underway and the land, both foreclosed as well as in a doubtful situation, will raise their coverage levels to 65% and 80%, respectively.

It is also noteworthy that the May decree will increase the average coverage level of the part of the real estate loan portfolio up-to-date with payments to 30%.

In the case of Grupo Santander in Spain, the provisions and capital as a result of applying both decrees amounted to EUR 6,800 in provisions.

At the end of September, the Group had made provisions equivalent to around 90% of the requirements.

2.	Expert and independent assessment of balance sheets

The second step was an exercise of maximum transparency which expanded the analysis conducted on the real estate exposure to all lending to the private resident sector, both that to households (including mortgages) as well as to SMEs and the rest of non-financial companies.

This exercise was carried out on the 14 largest banks (90% of assets), and in two phases.

•

First phase. A top-down analysis by the consultancies Oliver Wyman and Roland Berger to assess the whole sector’s capacity of resistance in 2012-14 under two scenarios in order to determine the global capital needs. One scenario was standard and the other adverse, with the results (see further on) presented in June.

	Oliver Wyman		Roland Berger
EUR Billion	Base	Adverse	Base	Adverse
Total stress losses*	170-190	250-270	119.1	169.8
Required capital	16-25	51-62	25.6	51.8

*	The analysis of Roland Berger, unlike that of Oliver Wyman, takes into account the previously established provisions.

•

Second phase. A bottom-up analysis. This consisted of analyzing one by one the portfolios of these banks in order to classify, provision and measure their credit risks. The results of these audits were used to construct a wider exercise in which, on the basis of the specific data of each bank and applying a stress test, the individual capital needs were calculated under a baseline and an adverse scenario.

The second phase was carried out by Oliver Wyman with the participation of the four main auditing firms in Spain (Deloitte, PwC, Ernest & Young and KPMG), six Spanish and international real estate assessment companies and a project manager, the Boston Consulting Group, which helped the Bank of Spain coordinate the exercise.

The exercise was very rigorous, both in terms of the amount of information used as well as the toughness of the scenarios considered in the adverse scenario and the process’ international monitoring and governance model.

The adverse scenario (probability of less than 1%) was based on a 6.5% shrinkage in GDP between 2012 and 2014, a further rise in unemployment (to 27.2% in 2014) and a big fall in real estate prices. The scenario was the toughest of those applied in stress tests in Europe so far.

The severity of the exercise is reflected in the levels of non-payment probability used and in the adjustments applied to estimate the capacity to absorb losses.

FINANCIAL REPORT 2012 / JANUARY – SEPTEMBER	9

The non-payment probability was multiplied by three in the case of the portfolios of companies and real estate developers (27% and 87%, respectively). In mortgages to individual borrowers, it was multiplied by 5, to 15%, and in foreclosures an expected loss of 64% was considered.

As regards the absorption capacity, gains on financial transactions and in the lending portfolio were limited, income from dividends was reduced by 30% and the business decisions of the management team not yet executed were not taken into account. In this adverse scenario, the core capital required (CT1) is 6% while in the baseline scenario it is 9%.

The results of the bottom-up analysis for the system, for a 3 year period (2012-2014) were:

Total cumulative losses on the credit portfolio (operations in Spain) were EUR 270,000 million in the adverse scenario (EUR 183,300 million in the baseline).

In comparing these losses with the system’s absorption capacity (provisions already made, pre-provision profit, the impact of the protection frameworks, the excess of capital vs. the capital required in the adverse scenario), the system’s additional capital needs amount to EUR 57,300 million in the adverse scenario (EUR 53,700 million after the tax effect).

These capital needs are estimated at EUR 24,000 in the baseline scenario (EUR 25,900 million after the tax effect).

The most notable results are:

•	Seven banking groups, which account for 62% of the credit portfolio analyzed have no capital needs (Group 0).

•	The four groups in which the FROB (Fund for the Orderly Restructuring of the Banking Sector) has a holding (Group 1) account for 86% of the sector’s capital needs.

•	The remaining entities need capital and on the basis of plans to be presented in the coming weeks will form Group 2 (in need of state aid) or Group 3 (without state aid).

Banco Santander’s results in the adverse scenario are:

•	It is the only bank whose capital ratio rises (from 9.7% to 10.8%).

•	It has a significant capital surplus: EUR 25,300 million in 2014.

•	It has the greatest profit-generating capacity.

•	It has an expected loss below that of the sector: SAN 15.6% vs. 17.4%.

•	Better portfolio mix, as it has a smaller share than the sector of real estate loans and foreclosed properties.
3.	Request for financial assistance from European institutions

The financial assistance was formally requested on June 25 and approved on July 20. The basic conditions are as follows:

•

Financial: EUR 100,000 million credit line to the FROB with the guarantee of the Spanish state, an average maturity of 12.5 years, in preferential conditions and without having preference status over other debts.

•	Conditionality

•	Individual for banks that require recapitalization with public funds: restructuring plan needed under the State aid rules and segregation from the balance sheet of problematic assets.

•	Core capital of 9% for the whole sector at the end of 2012 and monitoring of balance sheets, with particular emphasis on liquidity and deposits.

A memorandum of understanding was approved in the sphere of the Eurogroup and, as a result, Royal Decree Law 24/2012 was approved to implement those measures scheduled to be adopted in August, mainly related to:

•	improved framework for the restructuring / resolution of banks;

•	in the case of banks with state aid, holders of preference shares and subordinated debt assume losses;

•	transfer of impaired assets of banks with state aid to an external Asset Management Company (“bad bank”), and

•	define the role of FROB and the Deposit Guarantee Fund in the restructuring.

Also within this process, the Royal Decree Law to develop the creation of the Asset Management Company (“bad bank”) is expected to be approved in November. At the time of publication of this financial report it is under public consultation.

10	JANUARY – SEPTEMBER / FINANCIAL REPORT 2012

CONSOLIDATED FINANCIAL REPORT

Grupo Santander Results

The recurring profit for the first nine months of 2012 was EUR 4,250 million, 19.9% less year-on-year.

•	Basic revenues increased 4.7%, mainly due to net interest income (+6.6%).

•	Operating expenses were 4.7% higher year-on-year, with a varied performance by countries.

•	Pre-provision profit (net operating income) was EUR 18,184 million, 3.0% more year-on-year.

•	This did not feed through to profits because of the 30.2% rise in loan-loss provisions.

The balance sheet was further strengthened. The Group assigned EUR 5,010 million (EUR 3,475 million net of taxes) to provisions for real estate in Spain, EUR 1,029 million of which came from capital gains and EUR 2,446 million from profits.

Attributable profit in the third quarter was EUR 100 million and EUR 1,804 million in the first nine months, 66.0% lower than in the same period of 2011.

The Group posted an attributable profit of EUR 1,804 million in the first nine months of 2012, 66.0% lower than in the same period of 2011.

Several factors negatively affected the year-on-year comparison:

Income statement

EUR MIllion

			Variation
	Jan-Sep’12	Jan-Sep’11	Amount	(%)
Net interest income	22,994	21,574	1,420	6.6
Dividends	343	294	49	16.7
Income from equity-accounted method	340	599	(259)	(43.3)
Net fees	7,766	7,821	(55)	(0.7)
Gains (losses) on financial transactions	2,115	2,024	91	4.5
Other operating income/expenses	(234)	(187)	(46)	24.7
Gross income	33,324	32,125	1,200	3.7
Operating expenses	(15,141)	(14,466)	(675)	4.7
General administrative expenses	(13,497)	(12,905)	(592)	4.6
Personnel	(7,841)	(7,555)	(286)	3.8
Other general administrative expenses	(5,656)	(5,350)	(306)	5.7
Depreciation and amortisation	(1,644)	(1,561)	(83)	5.3
Net operating income	18,184	17,659	525	3.0
Net loan-loss provisions	(9,533)	(7,322)	(2,211)	30.2
Impairment losses on other assets	(261)	(183)	(77)	42.0
Other income	(1,454)	(2,280)	827	(36.3)
Ordinary profit before taxes	6,936	7,873	(937)	(11.9)
Tax on profit	(2,026)	(1,955)	(71)	3.7
Ordinary profit from continuing operations	4,910	5,918	(1,008)	(17.0)
Net profit from discontinued operations	(2)	(21)	19	(90.0)
Ordinary consolidated profit	4,908	5,897	(989)	(16.8)
Minority interests	658	593	65	10.9
Ordinary attributable profit to the Group	4,250	5,303	(1,054)	(19.9)
Extraordinary net capital gains and provisions	(2,446)	—	(2,446)	—
Attributable profit to the Group	1,804	5,303	(3,500)	(66.0)

EPS (euros)	0.19	0.60	(0.41)	(68.8)
Diluted EPS (euros)	0.19	0.59	(0.41)	(68.7)
Pro memoria:
Average total assets	1,289,809	1,224,643	65,166	5.3
Average shareholders’ equity	78,713	74,687	4,026	5.4

FINANCIAL REPORT 2012 / JANUARY – SEPTEMBER	11

CONSOLIDATED FINANCIAL REPORT

Quarterly Income Statement

EUR MIllion

	Q1’11	Q2’11	Q3’11	Q4’11	Q1’12	Q2’12	Q3’12
Net interest income	7,075	7,225	7,275	7,536	7,821	7,678	7,495
Dividends	40	193	60	101	61	216	66
Income from equity-accounted method	225	204	169	176	136	120	84
Net fees	2,518	2,667	2,636	2,387	2,622	2,568	2,576
Gains (losses) on financial transactions	664	722	639	474	797	675	643
Other operating income/expenses	(40)	(90)	(57)	(45)	(83)	(67)	(84)
Gross income	10,482	10,921	10,722	10,629	11,354	11,190	10,780
Operating expenses	(4,731)	(4,826)	(4,909)	(5,093)	(5,074)	(4,967)	(5,100)
General administrative expenses	(4,227)	(4,303)	(4,376)	(4,563)	(4,549)	(4,454)	(4,495)
Personnel	(2,474)	(2,511)	(2,569)	(2,601)	(2,637)	(2,592)	(2,612)
Other general administrative expenses	(1,752)	(1,791)	(1,807)	(1,961)	(1,911)	(1,862)	(1,883)
Depreciation and amortisation	(505)	(523)	(533)	(530)	(525)	(514)	(605)
Net operating income	5,750	6,095	5,813	5,536	6,280	6,223	5,681
Net loan-loss provisions	(2,065)	(2,546)	(2,711)	(2,577)	(3,127)	(3,413)	(2,994)
Impairment losses on other assets	(48)	(52)	(84)	11	(83)	(97)	(81)
Other income	(546)	(1,378)	(357)	(531)	(526)	(418)	(510)
Ordinary profit before taxes	3,092	2,119	2,661	2,439	2,545	2,294	2,097
Tax on profit	(759)	(512)	(683)	(545)	(716)	(651)	(659)
Ordinary profit from continuing operations	2,332	1,607	1,978	1,894	1,829	1,644	1,438
Net profit from discontinued operations	(6)	(0)	(15)	(3)	1	(4)	1
Ordinary consolidated profit	2,327	1,607	1,963	1,890	1,829	1,640	1,439
Minority interests	218	214	161	173	226	236	197
Ordinary attributable profit to the Group	2,108	1,393	1,803	1,717	1,604	1,404	1,242
Extraordinary net capital gains and provisions	—	—	—	(1,670)	—	(1,304)	(1,142)
Attributable profit to the Group	2,108	1,393	1,803	47	1,604	100	100

EPS (euros)	0.24	0.16	0.20	0.00	0.17	0.01	0.01
Diluted EPS (euros)	0.24	0.16	0.20	0.00	0.17	0.01	0.01

•

The main one was the provisions for real estate risk in Spain amounting to EUR 3,475 million net, of which EUR 1,029 million came mainly from the capital gains from the sale of the subsidiary in Colombia and Iberia insurance operation and EUR 2,446 million from the profits of the first nine months.

•	A net negative perimeter effect on attributable profit of 7 p.p. due to the difference between:

•	A positive impact from the consolidation in April 2011 of Bank Zachodni WBK and less so from the business acquired from SEB in Germany since February 2011.

•

A negative effect from the sale of the subsidiary in Colombia, the lower contribution of income by the equity accounted method (due to corporate operations made to allow in new partners into Santander Consumer USA and the partial sale of insurance business in Latin America), the reinsurance of the individual life risk of the insurers in Spain and Portugal, and the increased minority interests of the subsidiaries in Chile and Brazil.

•

The impact of exchange rates on various currencies against the euro was one point negative for the whole Group in year-on-year comparisons of revenues and costs. The impact on the UK and the US was 6 and 10 p.p. positive, respectively, and 4 p.p. negative on Latin America (-7 p.p. on Brazil and +4 p.p. on the rest of Latin America).

All these effects absorbed the good evolution of profit before provisions, which was EUR 5,681 million for the quarter and for the first nine months EUR 18,184 million, 3.0% higher year-on-year.

12	JANUARY – SEPTEMBER / FINANCIAL REPORT 2012

CONSOLIDATED FINANCIAL REPORT

The performance of the income statement and comparisons between the first nine months of 2012 and the same period of 2011 is as follows:

Gross income was EUR 33,324 million, 3.7% higher (+4.8% excluding the perimeter and exchange rate impacts).

•	Net interest income rose 6.6% to EUR 22,994 million. This was due to the net impact of several factors.

•	There was a positive effect from the moderate increase in volumes and the improvement in the spreads on loans for the whole Group (from 3.64% to 3.95%).

•	The spread on deposits was 0.14% in the first nine months of 2012 compared to 0.31% in the same period of 2011.

•	Negative effect from the higher cost of funding and low interest rates on the spreads of products in some countries, such as the UK.

•

Net fee income was virtually flat (-0.7%), with a varied performance. That from services increased 2.0%, with almost all items doing well, and from securities 4.0%, while from mutual funds the decline was 7.5%, affected by the larger shift into deposits, and from insurance
-5.1%.

•	Gains on financial transactions increased 4.5% year-on-year. The decline in the UK and Latin America was offset by Continental Europe, the US and Corporate Activities.

•

Income by the equity accounted method was 43.3% lower at EUR 340 million (EUR 599 million a year earlier), largely due to the perimeter impact from the Group’s reduced stake in Santander Consumer USA and insurance business in Latin America, which make up most of this concept.

•

Lastly, other operating income, including the contribution to the deposit guarantee funds, was EUR 234 million negative (EUR 187 million also negative in the same period of 2011), partly due to the higher contribution to the Deposit Guarantee Fund in Spain (from 0.6‰ to 2‰ of eligible funds).

Operating expenses rose 4.7% year-on-year and 4.1% excluding the perimeter and exchange rate effects. The year-on-year performance varied throughout the Group.

In Europe, both the large retail units as well as the UK continued the trend begun in 2011 and registered negative growth in costs in real terms. Of note was the 4.3% fall in Portugal.

The increase in expenses was due to the growth in Latin America (linked to the increased commercial capacity and the revision of salaries in an environment of higher inflation) and in the US (more investments in IT and structures).

As a result, net operating income (pre-provision profit) was EUR 18,184 million in the first nine months, 3.0% more year-on-year. This underscored once again, in a difficult environment such as today’s, the Group’s capacity to continue to generate recurring revenues and absorb the higher provisions required by the phase of the cycle.

Net fees

EUR MIllion

	J-S’12	J-S’11	Variation Amount	(%)
Fees from services	4,571	4,483	88	2.0
Mutual & pension funds	878	945	(68)	(7.1)
Securities and custody	528	508	20	4.0
Insurance	1,789	1,885	(96)	(5.1)
Net fee income	7,766	7,821	(55)	(0.7)

Operating expenses

EUR MIllion

	J-S’12	J-S’11	Variation Amount	(%)
Personnel expenses	7,841	7,555	286	3.8
General expenses	5,656	5,350	306	5.7
Information technology	705	664	41	6.2
Communications	493	495	(2)	(0.3)
Advertising	496	490	6	1.3
Buildings and premises	1,318	1,224	93	7.6
Printed and office material	120	125	(5)	(4.3)
Taxes (other than profit tax)	299	286	12	4.2
Other expenses	2,225	2,065	160	7.7
Personnel and gen. expenses	13,497	12,905	592	4.6
Depreciation and amortisation	1,644	1,561	83	5.3
Total operating expenses	15,141	14,466	675	4.7

FINANCIAL REPORT 2012 / JANUARY – SEPTEMBER	13

CONSOLIDATED FINANCIAL REPORT

Net loan-loss provisions

EUR MIllion

	J-S’12	J-S’11	Variation Amount	(%)
Non performing loans	10,458	8,293	2,165	26.1
Country-risk	1	5	(4)	(84.8)
Recovery of written-off assets	(925)	(975)	50	(5.1)
Total	9,533	7,322	2,211	30.2

Provisions for loan losses were EUR 9,533 million (+30.2% y-o-y). This was due to higher specific provisions because of the growth in lending in emerging countries, combined with the rise in NPLs in some countries (Spain, Brazil and Chile) and the moment of the cycle which is still very demanding in provisions in some units in developed countries.

Moreover, EUR 435 million of generic provisions were released in the first nine months of 2011 compared to a provision of EUR 143 million in the same period of 2012.

Net operating income after provisions was EUR 8,650 million, 16.3% lower year-on-year.

Other asset impairment losses and other results were EUR 1,715 million negative, compared to EUR 2,463 million also negative in the first nine months of 2011, of which EUR 842 million corresponded to the charge to cover eventual claims related to payment protection insurance (PPI) in the UK.

Recurring profit before tax was 11.9% lower year-on-year at EUR 6,936 million.

The impact of higher taxes and minority interests made recurring attributable profit 19.9% lower year-on-year at EUR 4,250 million (-13.7% excluding the exchange rate and perimeter effects).

After taking into account the net impact of capital gains and provisions, attributable profit was EUR 1,804 million, 66.0% less year-on-year.

Earnings per share in the first nine months were EUR 0.19, 68.8% less than in the same period of 2011. Recurring earnings per share were EUR 0.44 (-26.3%). Both of them were affected by the capital increases in 2011 and 2012 for the repurchase of preference shares and to meet the dividend payment in shares for those shareholders who chose this option under the scrip dividend scheme.

The Group’s ROE was 3.1% and return on tangible equity (ROTE) (attributable profit/shareholders’ equity less goodwill) was 4.5%. On the basis of recurring profit, ROE was 7.2% and ROTE 10.6%.

14	JANUARY – SEPTEMBER / FINANCIAL REPORT 2012

CONSOLIDATED FINANCIAL REPORT

Balance sheet

EUR MIllion

			Variation
	30.09.12	30.09.11	Amount	(%)	31.12.11
Assets
Cash on hand and deposits at central banks	95,979	84,050	11,929	14.2	96,524
Trading portfolio	199,727	191,440	8,288	4.3	172,637
Debt securities	41,521	60,033	(18,512)	(30.8)	52,704
Customer loans	20,639	1,973	18,666	946.2	8,056
Equities	5,097	6,432	(1,335)	(20.8)	4,744
Trading derivatives	122,472	102,217	20,254	19.8	102,498
Deposits from credit institutions	9,998	20,785	(10,787)	(51.9)	4,636
Other financial assets at fair value	29,150	27,875	1,274	4.6	19,563
Customer loans	15,788	11,039	4,749	43.0	11,748
Other (deposits at credit institutions, debt securities and equities)	13,361	16,836	(3,475)	(20.6)	7,815
Available-for-sale financial assets	97,189	79,410	17,778	22.4	86,612
Debt securities	92,803	73,875	18,927	25.6	81,589
Equities	4,386	5,535	(1,149)	(20.8)	5,024
Loans	782,922	772,144	10,779	1.4	779,525
Deposits at credit institutions	58,649	43,778	14,872	34.0	42,389
Customer loans	717,666	721,291	(3,624)	(0.5)	730,296
Debt securities	6,607	7,075	(469)	(6.6)	6,840
Investments	4,676	1,212	3,465	285.9	4,154
Intangible assets and property and equipment	17,055	17,102	(47)	(0.3)	16,840
Goodwill	25,178	25,914	(735)	(2.8)	25,089
Other	48,755	51,330	(2,574)	(5.0)	50,580
Total assets	1,300,632	1,250,476	50,156	4.0	1,251,525

Liabilities and shareholders’ equity
Trading portfolio	172,388	168,751	3,637	2.2	146,949
Customer deposits	23,086	15,368	7,718	50.2	16,574
Marketable debt securities	122	1,507	(1,385)	(91.9)	77
Trading derivatives	123,459	101,557	21,902	21.6	103,083
Other	25,721	50,318	(24,597)	(48.9)	27,214
Other financial liabilities at fair value	42,259	66,940	(24,681)	(36.9)	44,908
Customer deposits	22,788	43,415	(20,627)	(47.5)	26,982
Marketable debt securities	6,769	8,432	(1,663)	(19.7)	8,185
Due to central banks and credit institutions	12,702	15,093	(2,390)	(15.8)	9,741
Financial liabilities at amortized cost	961,851	887,244	74,608	8.4	935,669
Due to central banks and credit institutions	138,261	93,435	44,826	48.0	116,368
Customer deposits	584,199	561,128	23,071	4.1	588,977
Marketable debt securities	199,256	187,750	11,506	6.1	189,110
Subordinated debt	19,090	25,848	(6,757)	(26.1)	22,992
Other financial liabilities	21,044	19,082	1,962	10.3	18,221
Insurance liabilities	1,129	9,894	(8,765)	(88.6)	517
Provisions	14,395	15,198	(803)	(5.3)	15,571
Other liability accounts	24,249	24,160	88	0.4	25,052
Total liabilities	1,216,270	1,172,187	44,083	3.8	1,168,666
Shareholders’ equity	81,214	79,144	2,069	2.6	80,895
Capital stock	4,949	4,220	729	17.3	4,455
Reserves	74,862	70,762	4,099	5.8	72,660
Attributable profit to the Group	1,804	5,303	(3,500)	(66.0)	5,351
Less: dividends	(401)	(1,141)	740	(64.8)	(1,570)
Equity adjustments by valuation	(6,645)	(6,519)	(126)	1.9	(4,482)
Minority interests	9,793	5,664	4,129	72.9	6,445
Total equity	84,362	78,289	6,072	7.8	82,859
Total liabilities and equity	1,300,632	1,250,476	50,156	4.0	1,251,525

FINANCIAL REPORT 2012 / JANUARY – SEPTEMBER	15

CONSOLIDATED FINANCIAL REPORT

Grupo Santander Balance sheet

Activity continued to reflect the market context:

•	Lower demand for loans in Europe, especially in Spain and Portugal, and growth in Latin America (+8%, at constant perimeter and exchange rate).

•	In deposits (with retail commercial paper), growth in the retail networks in Spain and Portugal: +EUR 11,500 million combined since December 2011.

•	The Group’s loan-to-deposit ratio was 117% and improved in Spain and Portugal.

Core capital ratio (BIS II) of 10.38%, after rising 0.28 p.p. in the third quarter.

The stress tests conducted on the Spanish financial system confirmed the strength of Grupo Santander, the only bank that improves its common equity Tier 1 in the adverse scenario, from 9.7% to 10.8%.

Total managed funds at the end of September amounted to EUR 1,422,260 million, of which EUR 1,300,632 million (91%) were on-balance sheet and the rest mutual and pension funds and managed portfolios.

Two factors need to be taken into account in the year-on-year comparisons:

•

A negative perimeter impact from the sale of units in Colombia, from Santander Consumer USA moving from consolidation by global integration to that by the equity accounted method and the bancassurance business incorporated to the holding in Latin America, and the effect of the change of units that consolidate by the proportional method, mainly in Spain, to integration by the equity method.

•

A positive effect from the evolution of non-euro currencies (end of period rates) against the euro. On the one hand, the appreciation of sterling (9%), the dollar (4%), the Chilean peso (15%), the Mexican peso (12%) and the Polish zloty (7%) and, on the other, the depreciation of the Argentine peso (6%) and the Brazilian real (4%).

The joint impact of the two factors on changes on customer balances was negligible on lending and 2 p.p. positive on customer funds.

Lending

The Group’s gross lending amounted to EUR 778,375 million, 3% higher than in September 2011. Eliminating the exchange rate and perimeter effects lending was virtually unchanged.

The geographic distribution (principal segments) was also very different by markets.

In Continental Europe, Spain’s and Portugal’s lending continued to be affected by low demand (-7% and -8% respectively, over September 2011) because of the recession in both countries, while Santander Consumer Finance’s balances remained stable and Bank Zachodni WBK increased its lending by 9% in local currency.

•	Gross lending in Spain amounted to EUR 209,495 million, with the following structure:

Customer loans

EUR MIllion

	Variation
	30.09.12	30.09.11	Amount	(%)	31.12.11
Spanish public sector	17,738	12,340	5,398	43.7	12,147
Other residents	188,392	205,225	(16,833)	(8.2)	202,411
Commercial bills	8,567	9,075	(507)	(5.6)	9,679
Secured loans	106,295	121,016	(14,720)	(12.2)	117,946
Other loans	73,530	75,135	(1,605)	(2.1)	74,785
Non-resident sector	572,245	536,267	35,979	6.7	554,478
Secured loans	350,418	326,079	24,339	7.5	342,676
Other loans	221,827	210,187	11,640	5.5	211,802
Gross customer loans	778,375	753,832	24,544	3.3	769,036
Loan-loss allowances	24,282	19,529	4,752	24.3	18,936
Net customer loans	754,094	734,302	19,792	2.7	750,100
Pro memoria: Doubtful loans	34,896	30,124	4,772	15.8	31,287
Public sector	103	88	15	16.7	102
Other residents	15,767	13,708	2,059	15.0	14,745
Non-resident sector	19,027	16,328	2,699	16.5	16,439

16	JANUARY – SEPTEMBER / FINANCIAL REPORT 2012

CONSOLIDATED FINANCIAL REPORT

•	Loans to the Spanish public sector stood at EUR 17,738 million, (+44% year-on-year or +EUR 5,398 million), mainly because of the payment plan to suppliers of regional and local governments.

•

Loans to individuals amounted to EUR 73,448 million, of which EUR 55,715 million were mortgages for homes. These have the least risk of further deterioration of the portfolio in Spain because of the different features of this product compared to similar ones in other countries. For example, the principle is amortised as of the first day, the borrowers’ responsibility extends to all their assets and almost all loans are for residences in ownership, with a very low expected loss.

•

In the specific case of Grupo Santander, the portfolio is mostly composed of mortgages that are for the first residence, with a large concentration of loans in the lowest tranches of loan-to-value (88% with an LTV lower than 80%) and a very low NPL ratio (2.7%).

•

Loans to SMEs and companies without real estate purposes, the most relevant segments, amounted to EUR 100,131 million and accounted for 48% of the total. In the last 12 months, and in an environment of a cut in lending throughout the financial system, the volume of loans to SMEs and companies was 3% lower.

•

In loans with real estate purposes, the strategy of sharply reducing exposure to this segment continued. These loans fell by EUR 1,696 million in the third quarter (-EUR 6,191 million since September 2011 and -EUR 19,510 million since the end of 2008, -52%). The balance at the end of September 2012 was EUR 18,178 million.

•

In Portugal, the fall in lending (-8%) came from all segments: -14% to SMEs, -9% to companies and -4% to individuals. In addition, balances in construction and real estate, which represent only 3.0% of lending in Portugal, declined 21% in the last twelve months.

•

Santander Consumer Finance’s lending remained stable. Germany, which accounts for 52% of the area’s credit, increased its lending 1% and Nordic countries 10% in local currency, while that of other countries more affected by the environment declined.

New loans in the first nine months of 2012 rose 2% year-on-year. Those for auto financing grew more quickly than car sales in Europe.

•	In Poland, Bank Zachodni WBK increased its lending to individual customers 7% and to companies 10%.

In the United Kingdom, the balance of customer loans was 5% higher than in September 2011 due to repurchase agreements. Excluding this impact, they declined 2%. In local criteria, residential mortgages, in a still depressed market, dropped 3%, while loans to SMEs increased 20%, gaining further market share. Personal loans declined 18% year-on-year.

Lending in Latin America, excluding the exchange rate and perimeter effects (sale of businesses in Colombia), rose 8% year-on-year. Brazil’s and Mexico’s lending in local currency rose 10% and Chile’s 4%.

FINANCIAL REPORT 2012 / JANUARY – SEPTEMBER	17

CONSOLIDATED FINANCIAL REPORT

Customer funds under management

EUR MIllion

			Variation
	30.09.12	30.09.11	Amount	(%)	31.12.11
Resident public sector	7,277	6,994	282	4.0	6,528
Other residents	145,147	161,571	(16,424)	(10.2)	144,131
Demand deposits	68,863	67,523	1,340	2.0	68,389
Time deposits	62,440	64,875	(2,435)	(3.8)	61,185
Other	13,844	29,172	(15,328)	(52.5)	14,557
Non-resident sector	477,649	451,346	26,303	5.8	481,875
Demand deposits	231,458	215,260	16,199	7.5	220,299
Time deposits	182,822	194,539	(11,718)	(6.0)	197,249
Other	63,369	41,547	21,822	52.5	64,328
Customer deposits	630,072	619,911	10,161	1.6	632,533
Debt securities*	206,147	197,689	8,458	4.3	197,372
Subordinated debt	19,090	25,848	(6,757)	(26.1)	22,992
On-balance-sheet customer funds	855,310	843,448	11,862	1.4	852,898
Mutual funds	93,745	103,755	(10,010)	(9.6)	102,611
Pension funds	9,699	9,893	(194)	(2.0)	9,645
Managed portfolios	18,184	18,796	(611)	(3.3)	19,199
Savings-insurance policies	—	707	(707)	(100.0)	—
Other customer funds under management	121,628	133,150	(11,522)	(8.7)	131,456
Customer funds under management	976,938	976,598	340	0.0	984,353

*	Including retail commercial paper. EUR 12,535 million in September 2012 and EUR 6,052 million in December 2011

Lastly, lending in the US increased 6% in dollars (+8% excluding the non-strategic portfolio).

At the end of September, Continental Europe accounted for 40% of the Group’s lending (27% Spain), the UK 35%, Latin America 19% (10% Brazil) and the US 6%. These shares in September 2011 were: Continental Europe 45% (Spain 30%), the UK 33%, 17% Latin America (10% Brazil) and 5% the US.

Lending in the third quarter, excluding the exchange rate effect, declined 2% over the second quarter: that in Latin America rose 1%, the US remained unchanged and reduction in Continental Europe (-4%) and the UK (-3%).

Customer funds under management

Total managed funds amounted to EUR 976,938 million, almost the same as in September 2011. Deducting the perimeter and forex effects they were 2% lower.

Customer deposits (including retail commercial paper in Spain and Brazil’s letras financieras) rose 4%. The aggregate of mutual and pension funds declined 9%, affected by the greater focus on capturing on-balance sheet funds.

Customer deposits and retail commercial paper in Continental Europe were as follows:

•	Spain’s grew 3% year-on-year (+8% excluding repos). The increase in the last twelve months was EUR 5,692 million (EUR 12,169 million excluding repos).

•	Santander Consumer Finance’s deposits dropped 3% due to declines in Spain and Italy. Poland, on the other hand, increased significantly.

•	Portugal increased its customer deposits 5% year-on-year and improved its liquidity position.

•	Bank Zachodni WBK’s deposits rose 4% in local currency year-on-year, back by those from individual customers.

In the UK, customer deposits increased 5% in sterling, due to repos (-1% without them). Mutual funds rose 2%.

In Latin America (excluding the sale of Colombia and in local currency) customer deposits without repos increased 5%. Mexico’s rose 14%, with good growth in demand deposits. Chile’s 5%, due to time deposits, while Brazil’s were up 4%. Mutual funds dropped 16% in Brazil, 11% in Chile and 1% in Mexico. The overall reduction for the whole region was 12%.

Mutual funds

EUR MIllion

	30.09.12	30.09.11	Var (%)
Spain	23,730	28,331	(16.2)
Portugal	1,611	2,159	(25.4)
Poland	2,188	1,888	15.9
United Kingdom	16,243	14,686	10.6
Latin America	49,972	56,691	(11.9)
Total	93,745	103,755	(9.6)

18	JANUARY – SEPTEMBER / FINANCIAL REPORT 2012

CONSOLIDATED FINANCIAL REPORT

Pension funds

EUR MIllion

	30.09.12	30.09.11	Var (%)
Spain	8,935	8,910	0.3
Portugal	764	983	(22.3)
Total	9,699	9,893	(2.0)

Lastly, US customer deposits increased 5% in dollars in the last 12 months.

Continental Europe accounted for 36% of managed customer funds (27% Spain), the UK 34%, Latin America 25% (Brazil 14%) and the US 5%.

In the third quarter, and eliminating the exchange rate effect, deposits excluding repos, rose 1%. In Continental Europe and Latin America they increased by almost 1%, 1% in the UK and 2% in the US.

As well as capturing deposits, the Group, for strategic reasons, maintained an active policy of issuing securities in the international fixed income markets.

The Group issued in the second half of the quarter medium- and long-term securities in Brazil, Chile and the US and reopened the Spanish market with an issue of EUR 4.500 million of Santander senior bonds and EUR 500 million of Banesto covered bonds.

In the first nine months of 2012 EUR 24,419 million of medium-and long-term issues were made, EUR 16,577 million of it senior debt and EUR 7,842 million covered bonds.

This issuing activity underscores the Group’s capacity to access the different segments of institutional investors via more than 10 issuance units, including the parent bank, Banco Santander, and the main subsidiaries of the countries where it operates: Banesto, Santander Totta, Santander UK/Chile/Brazil/Mexico, Sovereign Bank and the units of Santander Consumer Finance. In all cases, issues were at higher prices than in 2011 because of the greater tensions and volatility in the markets.

As regards securitisations, the Group’s subsidiaries placed in the market in the first nine months of 2012 a total of EUR 10,546 million, mainly in the UK.

Maturities of medium and long-term debt amounted to EUR 29,993 million, of which EUR 22,026 million was senior debt, EUR 5,377 million covered bonds, EUR 2,097 million subordinated debt and EUR 493 million preferred shares.

This capturing of stable funds, via deposits and retail commercial paper, combined with the trend of moderate growth in lending, brought the loan-to-deposit ratio to 117%. Of note were the improvements in Spain at 108% at the end of September (118% in December 2011) and Portugal (112% vs. 121% at the end of 2011).

The ratio of deposits plus medium and long-term funding to the Group’s loans is 113%, underscoring the appropriate funding structure of the Group’s lending.

FINANCIAL REPORT 2012 / JANUARY – SEPTEMBER	19

CONSOLIDATED FINANCIAL REPORT

The Group’s access to wholesale funding markets, as well as the cost of issues, depend to some extent on the ratings accorded by rating agencies.

Rating agencies. Grupo Santander

	Long	Short
	term	term	Outlook
Standard & Poor’s	BBB	A-2	Negative
Fitch Ratings	BBB+	F2	Negative
Moody’s	Baa2	P-2	Negative
DBRS	A	R1(low)	Negative

Rating agencies regularly review the Group’s ratings. Classification of long-term debt depends on a series of internal factors (solvency, business model, capacity to generate profits, etc) and external ones related to the general economic environment, the sector’s situation and the sovereign risk of the countries in which we operate.

Since October 2011 the rating of the Kingdom of Spain has been cut by all agencies and is now at: BBB- Standard & Poor’s, BBB Fitch, Baa3 Moody’s and A (low) DBRS, with all of them maintaining the negative outlook.

These downgradings led to a revision of Banco Santander’s ratings, as the methodology used by the agencies means that the rating of banks is linked to and limited by the sovereign debt rating of the country in which it is based. Downgradings of sovereign debt are always accompanied by downgradings of banks. As a result, although the agencies recognise Santander’s financial strength and diversification, its methodology prevents the Group’s rating from being more than one notch above that of the sovereign debt rating.

After the latest downgrade of Spain’s sovereign debt by S&P in October (2 notches), Grupo Santander’s rating with this agency was cut from A- to BBB.

Santander is the only bank in Spain with a rating higher than that for the Kingdom of Spain from all four main agencies. Moreover, it is the only one in the world with a rating above that of sovereign debt by S&P and the only one among the 20 largest banks worldwide with Moody’s.

Other items of the balance sheet

Total goodwill was EUR 25,178 million, EUR 735 million less than in September 2011, due to the reductions caused by the provisioning of goodwill of Santander Totta at the end of 2011 and the consolidation of Santander Consumer USA by the equity accounted method.

Trading derivatives at the end of September amounted to EUR 122,472 million in assets and EUR 123,459 million in liabilities (+EUR 20,254 million and +EUR 21,902 million, respectively), due to the evolution of the market value, partly because of exchange rates, but mainly due to interest rates sensitivity, as the yield curves registered significant falls in recent quarters in all periods.

The European Central Bank has put into effect extraordinary monetary policy measures in the last 12 months, including increasing collateral and 3-year auctions in order to inject liquidity into the market.

The Group continued to follow the practice of recourse to these auctions and deposit part of the funds captured in the ECB, while improving its structure by replacing short-term maturities with longer ones. All of this, together with the strategy of replacing repos in the clearing houses with discounted assets in the ECB, is reflected in the evolution of balances with central banks.

The balance of financial assets available for sale amounted in September to EUR 97,189 million, remaining virtually unchanged in the quarter (-0.5%). The rise in the last twelve months, was due to both private and public debt (the latter linked to hedging of interest rates).

Total equity and capital with the nature of financial liabilities

EUR MIllion

			Variation
	30.09.12	30.09.11	Amount	(%)	31.12.11
Capital stock	4,949	4,220	729	17.3	4,455
Additional paid-in surplus	35,069	29,446	5,623	19.1	31,223
Reserves	39,971	41,592	(1,621)	(3.9)	41,688
Treasury stock	(179)	(276)	98	(35.4)	(251)
Shareholders’ equity (before profit and dividends)	79,811	74,982	4,829	6.4	77,115
Attributable profit	1,804	5,303	(3,500)	(66.0)	5,351
Interim dividend distributed	(401)	(1,141)	740	(64.8)	(1,429)
Interim dividend not distributed	—	—	—	—	(637)
Shareholders’ equity (after retained profit)	81,214	79,144	2,069	2.6	80,400
Valuation adjustments	(6,645)	(6,519)	(126)	1.9	(4,482)
Minority interests	9,793	5,664	4,129	72.9	6,445
Total equity (after retained profit)	84,362	78,289	6,072	7.8	82,363
Preferred shares and securities in subordinated debt	4,792	7,125	(2,333)	(32.7)	5,896
Total equity and capital with the nature of financial liabilities	89,154	85,414	3,739	4.4	88,259

20	JANUARY – SEPTEMBER / FINANCIAL REPORT 2012

CONSOLIDATED FINANCIAL REPORT

Shareholders’ equity and solvency ratios

Total shareholders’ equity, after retained profits, increased 3% (+EUR 2,069 million) in the year to September to EUR 81,214 million.

Total equity at the end of September was EUR 84,362 million, an increase of EUR 6,072 million (+8% y-o-y), after incorporating minority interests, which increased by EUR 4,129 million from the placements in Brazil, Mexico and Chile, and valuation adjustments (-EUR 126 million).

Eligible equity in accordance with BIS II criteria amounted to EUR 74,584 million, EUR 29,601 million above the minimum requirement (+66%).

The core capital ratio (BIS II) was 10.38% (+28 b.p. in the quarter), with a positive impact from organic generation of capital and the sale of minority interests in Mexico and a negative one from the real estate provisions and the impact of exchange rates.

The core capital is of very high quality, very solid and adjusted to the business model, the balance sheet structure and the Group’s risk profile.

The publication of the individual results of the stress test on the Spanish financial system confirmed the strength and solvency of Grupo Santander and its capacity to withstand a further deterioration in the economic environment.

Even in the most adverse scenario, according to Oliver Wyman, Santander would have a core capital of 10.8% in 2014, EUR 25,297 million above the minimum requirement, and it is the only bank that would end the analysed period (2011-2014) with more capital than at the beginning.

Computable capital and BIS II ratio

EUR MIllion

			Variation
	30.09.12	30.09.11	Amount	(%)	31.12.11
Core capital	58,370	52,638	5,732	10.9	56,694
Basic capital	63,122	60,030	3,093	5.2	62,294
Supplementary capital	12,710	16,480	(3,770)	(22.9)	15,568
Deductions	(1,248)	(2,502)	1,253	(50.1)	(1,090)
Computable capital	74,584	74,008	576	0.8	76,772
Risk-weighted assets	562,285	558,789	3,496	0.6	565,958

BIS II ratio	13.26	13.24	0.02 p.		13.56
Tier I (before deductions)	11.23	10.74	0.49 p.		11.01
Core capital	10.38	9.42	0.96 p.		10.02

Shareholders’ equity surplus (BIS II ratio)	29,601	29,305	296	1.0	31,495

FINANCIAL REPORT 2012 / JANUARY – SEPTEMBER	21

RISK MANAGEMENT

Risk management

The Group’s NPL ratio rose to 4.33% at the end of September (+0.22 p.p. in the quarter), mainly due to Spain and Brazil affected by the higher NPLs in their markets.

Coverage was 70% after increasing 5 p.p. in the quarter, due to improvements in Spain (+12 p.p.) and Brazil (+2 p.p.).

Very active management in Spain of the exposure with real estate purpose, which declined by EUR 5,539 million (credits –EUR 5,264 million; foreclosures: –EUR 275 million).

Coverage for problematic real estate assets, increased from 36% in March to 47%, following the provisions made in the last two quarters.

Credit risk

Despite the international economic situation in the last few quarters, the non-performing loans in some of the Group’s business units grew at a slower pace, thanks to active risk management. The still weak situation in some markets, however, continues to push up NPLs due to the rise in bad and doubtful loans as well as slower growth in lending, or reductions in lending volumes in some cases.

Net NPL entries in the third quarter, excluding the perimeter and exchange rate impacts, amounted to EUR 3,836 million, much lower than the average of the last two quarters. The Group’s annual risk premium was 1.78% in September (below the 1.84% in June) and well below the peak of 2.47% in the third quarter of 2009.

The Group’s NPL ratio was 4.33%, 22 b.p. more than at the end of June (+47 b.p. since September 2011). Bad and doubtful loans amounted to EUR 35,826 million at the end of September, EUR 4,915 million more than a year earlier (+16%).

Total loan-loss provisions were EUR 24,999 million (+23% year-on-year), of which EUR 4,194 million are generic provisions.

NPL coverage at the end of September was 70%, after rising for the third quarter running. One should bear in mind that the ratio, mainly in the UK but also in Spain, is affected by the balances of mortgage loans, which require lower on-balance sheet provisions, as they have guarantees not recorded here. Residential balances in Spain and the UK have an average LTV of 55% and 52%, respectively.

Net specific provisions, after deducting writte-off recoveries, totalled EUR 9,389 million, 2.08% of the average credit risk (last 12 months) compared to EUR 7,752 million and 1.44% in the same period of 2011.

The NPL ratios by units and countries are set out below.

•

The NPL ratio in Spain of 6.38% (+40 b.p. in the quarter and +123 b.p. in the last 12 months) is well below that of the banking sector as a whole. Coverage is 65%, 12 p.p. more in the quarter and 20 p.p. more in the year-to-date.

Credit risk management*

EUR MIllion

			Variation
	30.09.12	30.09.11	Amount	(%)	31.12.11
Non-performing loans	35,826	30,910	4,915	15.9	32,036
NPL ratio (%)	4.33	3.86	0.47 p.		3.89
Loan-loss allowances	24,999	20,403	4,596	22.5	19,661
Specific	20,805	15,300	5,505	36.0	15,474
Generic	4,194	5,103	(909)	(17.8)	4,187
NPL coverage (%)	70	66	4 p.		61
Credit cost (%) **	2.08	1.44	0.64 p.		1.41

Ordinary non-performing and doubtful loans ***	20,435	18,412	2,022	11.0	18,318
NPL ratio (%) ***	2.52	2.33	0.19 p.		2.26
NPL coverage (%) ***	123	111	12 p.		107

*	Excluding country-risk
**	Net specific allowance / computable assets
***	Excluding mortgage guarantees

Note: NPL ratio: Non-performing loans / computable assets

22	JANUARY – SEPTEMBER / FINANCIAL REPORT 2012

RISK MANAGEMENT

By segments, the ratio for mortgages for homes is 2.7%, which remained fairly stable in recent quarters. The rest of the portfolio, (companies without real estate purposes, public sector and consumer individual customers) has a ratio of 3.9% and there is no significant worsening of NPLs.

The increase in the total NPL ratio was due mainly to loans with a real estate purpose (ratio of 42.8%) and reflects, on the one hand, the higher NPLs in this segment and, on the other, the Group’s anticipative policy of sharply reducing the balances in this segment.

Furthermore, as in the second quarter, the Group made a significant effort in provisions in the third quarter, increasing coverage of real estate exposure in Spain notably in all segments, as described below:

•	Doubtful loans with real estate purpose amounted to EUR 7,784 million, and coverage is 45% (44% in June and 33% in March).

•	Substandard loans were EUR 2,443 million with coverage of 43% (42% in June and 16% in March).
•

The gross balance of foreclosures was EUR 8,277 million, EUR 111 million lower than in the second quarter and confirming the trend since June of a reduction in the stock. Coverage of foreclosed real estate was 50% at the end of September (repeating that in June and above the 48% in March).

•	As a result, total problematic real estate assets amounted to EUR 18,504 million and coverage was 47% in September (46% in June and 36% in March).

•	The rest of loans (performing ones), stood at EUR 7,951 million and registered higher coverage, from 3% in June 2012 to 27% in September (almost EUR 1,900 million more in the quarter).

•

The total exposure to the real estate sector including the performing risk, (loans + foreclosures) stood at EUR 26,455 million, EUR 1,807 million lower than in the second quarter and EUR 5,539 since December 2011.

•	Since December 2008, the onset of the crisis, the total exposure has been reduced by 15,998 million (-38%).

•	The coverage for total real estate exposure was 41%. This compares very well with the 22% at December 2011.

FINANCIAL REPORT 2012 / JANUARY – SEPTEMBER	23

RISK MANAGEMENT

•	In Portugal, the NPL ratio increased again in the quarter (+74 b.p.) to 6.16% (+238 b.p. year-on-year). Coverage is 52%.

•	Santander Consumer Finance’s NPL ratio was 3.96%, slightly above June (3.88%), but below the 4.50% recorded in September 2011. Coverage was 110% (+5 p.p. year-on-year).

•	Poland’s Bank Zachodni WBK has a NPL ratio of 4.69%, -24 b.p. in the quarter and well below June 2011 (6.43%) when it joined the Group. Coverage is 64%.

•	In the UK, the NPL ratio was 1.94% (+11 b.p. in the quarter). Coverage was 40%, (+7 p.p. in the quarter).

Of note in the Group’s total lending are residential mortgages in the UK which amounted to £167,417 million, consisting of operations on properties in the UK which are first mortgages, as there are no second or further loans on the mortgaged properties.

This portfolio had a NPL ratio at the end of September of 1.57% and an average LTV of 52%.

•

Brazil’s NPL ratio is 6.79%, 28 b.p. more than in the second quarter and up 174 b.p. since September 2011. This increase was affected by lower GDP growth in the country, resulting in some deterioration in the quality of the financial system assets. Coverage was 92%.

•

Latin America ex–Brazil’s NPL ratio is 3.50% and coverage 85%. The NPLs performance by countries in the quarter was varied, with Mexico, Chile and Uruguay rising and Argentina and Puerto Rico declining.

•	Sovereign’s NPL ratio was 2.31% and coverage 110%, similar to those of the second quarter and better than at September 2011 (3,22% and 93% respectively).

Non-performing loans by quarter

EUR MIllion

	Q1’11	Q2’11	Q3’11	Q4’11	Q1’12	Q2’12	Q3’12
Balance at beginning of period	28,522	28,494	30,186	30,910	32,036	32,560	34,365
Net additions	3,112	4,015	4,206	4,048	3,638	5,452	3,836
Increase in scope of consolidation	186	739	(0)	—	(602)	(25)	(1)
Exchange differences	(558)	(31)	(444)	671	37	(71)	(40)
Write-offs	(2,767)	(3,031)	(3,037)	(3,594)	(2,549)	(3,552)	(2,335)
Balance at period-end	28,494	30,186	30,910	32,036	32,560	34,365	35,826

Market risk

The risk of trading activity, measured in daily VaR terms at 99%, averaged around EUR 12.5 million in the third quarter. It fluctuated between EUR 9.4 and EUR 21.5 million.

Of note was the upward trend in VaR since September 17, as a result of the risk increase in Brazil, due to the higher interest rate and exchange rate exposure, the greater exposure to equities in Santander UK and to credit spread and interest rate exposure in Madrid’s Treasury. The peak for the quarter was reached on September 28.

Subsequently, until October 10, the VaR was reduced to EUR 14.1 million, because of the decline in risk in Brazil (due to lower exposure to interest rates and equities), Santander UK (lower exposure to equities); and Madrid’s Treasury (lower exposure to interest rates and equities).

Trading portfolios*. VaR by region

*	Trading activity

Third quarter	2012		2011
EUR MIllion	Average	Latest	Average
Total	12.5	21.5	23.6
Europe	9.4	13.0	16.6
USA and Asia	0.8	0.7	1.1
Latin America	8.6	10.6	11.4
Global activities	1.5	2.1	11.5

Trading portfolios*. VaR by market factor

*	Trading activity

Third quarter 2012
EUR MIllion	Min	Avg	Max	Latest
VaR total	9.4	12.5	21.5	21.5
Diversification efect	(9.1)	(12.9)	(19.2)	(9.3)
Interest rate VaR	8.1	10.5	13.4	13.0
Equity VaR	4.5	6.3	8.7	8.7
FX VaR	1.9	4.4	9.0	3.7
Credit spreads VaR	2.2	3.8	6.5	5.2
Commodities VaR	0.2	0.3	0.7	0.2

24	JANUARY – SEPTEMBER / FINANCIAL REPORT 2012

THE SANTANDER SHARE

The Santander share

Shareholder remuneration

Shareholders, under the scrip dividend programme for 2012, were able to opt in August to receive in cash or shares the amount equivalent to the first interim dividend of EUR 0.152 per share.

Within this programme, shareholders can receive the second dividend in cash or shares. Each shareholder has received a free allotment of new shares for each share they hold.

Shareholders can sell the rights to the Bank at a set price (EUR 0.150 gross per right), on the stock market between October 17 and 31 at the market price, or receive new shares in the proportion of one new share for every 38 rights, and in the last two cases without withholding tax (*).

In order to meet the request for new shares, a capital increase for a maximum of EUR 132,882,529.50 (265,765,059 shares) will be made. The number of new shares to be issued, and hence the size of the capital increase, will depend on the number of shareholders who opt to sell their rights of free allotment to the Bank at a set price.

Shareholders are due to receive on November 5 the amount in cash if they opted to sell the rights to the Bank and on November 8 new shares those who chose this option.

Share price performance

The reduced tensions in debt markets in August and September, after a July with risk premiums at euro-era highs, enabled European financial markets to recover. This was mainly thanks to the announcement by the governing council of the European Central Bank that it would buy, with certain conditions, sovereign debt of countries in difficulties through a new programme in the secondary market.

The Santander share ended September at EUR 5.795, 11.0% higher than at the end of June and a larger rise than the Ibex-35 and the DJ Stoxx Banks (+8.5% and +5.8%, respectively), and in line with the DJ Stoxx 50 (+11.2%).

Market capitalisation

Santander was the largest bank in the euro zone by market capitalisation at the end of September and among the world’s top 20 financial institutions (EUR 57,363 million). The share’s weighting in the DJ Stoxx 50 index was 2.16%, 9.22% in the DJ Stoxx Banks and 18.60% in the Ibex-35.

Trading

Santander is the most liquid bank of Eurostoxx. A total of 20,468 million shares were traded in the first nine months of 2012 for an effective value of EUR 109,252 million. The average daily turnover was 106.6 million shares for an effective value of EUR 569.0 million.

Shareholders

There were 3,283,913 shareholders at September 30, of which 3,038,880 were European (87.55% of the capital stock) and 229,102 were from the Americas (12.11%).

Excluding the board of Banco Santander, which holds 1.99% of the Bank’s capital, individual shareholders held 39.84% of the capital and institutional ones 58.17%.

(*)	The options, maturities and procedures indicated can present special features for shareholders holding Santander shares in the various foreign stock markets where the Bank is listed.

The Santander share. September 2012

Shareholders and trading data
Shareholders (number)	3,283,913
Shares (number)	9,898,760,740
Average daily turnover (no. of shares)	106,604,064
Share liquidity (%)	219
(Number of shares traded during the year / number of shares)

Remuneration per share	euros	% (1)
Santander Dividendo Elección (Nov.11)	0.126	5.9
Santander Dividendo Elección (Feb.12)	0.119	1.7
Santander Dividendo Elección (May.12)	0.220	(3.9)
Santander Dividendo Elección (Aug.12)	0.152	12.4
Santander Dividendo Elección (Nov.12)	0.150	19.0

Price movements during the year
Beginning (30.12.11)	5.870
Highest	6.648
Lowest	3.976
Last (28.09.12)	5.795
Market capitalisation (millions) (28.09.12)	57,363

Stock market indicators
Price /Book value (2) (X)	0.72
P/E ratio (X)	23.29
Yield (3) (%)	11.79

(1)	Variation o/ equivalent previous year
(2)	Including the number of shares needed to compulsorily convert the “Valores Santander”
(3)	Last three dividens paid + one announced / Jan-Sep ’12 average share price

Capital stock ownership

September 2012	Shares	%
The Board of Directors	196,708,979	1.99
Institutional investors	5,758,814,181	58.17
Individuals	3,943,237,580	39.84
Total	9,898,760,740	100.00

FINANCIAL REPORT 2012 / JANUARY – SEPTEMBER	25

INFORMATION BY SEGMENTS

Description of the segments

Grupo Santander is maintaining in 2012 the general criteria used in 2011, with the following exceptions:

•

The geographic areas of Continental Europe, the UK and Latin America are maintained and one for the US is created which includes Sovereign Bank and Santander Consumer USA, which exits Continental Europe and, within it, SCF in which it was integrated.

Furthermore, and given that Santander Consumer USA began to consolidate by the equity accounted method in December 2011, all the quarters of 2011 of the income statement have been incorporated on this basis, and a pro-forma balance sheet restated, also using this criteria.

•	The consumer business in the UK has been incorporated into Santander UK and exits Continental Europe (and within it, SCF in which it was integrated). The figures for 2011 have been restated.

•

Following the operation with Zurich Seguros, the insurance business in Latin America included in this deal now consolidates by the equity accounted method. In order to facilitate like-for-like comparisons, the income statements for all the quarters in 2011 have been reformulated for the whole of Latin America and the countries affected, as well as the area of Asset Management and Insurance.

•

In order to facilitate like-for-like comparisons, a pro-forma balance sheet has been reformulated for all the quarters of 2011 in Spain, in order to consolidate by the equity accounted method companies that consolidated on a proportional basis.

•

The annual adjustment was made to the Global Customer Relationship Model and resulted in a net increase of 36 new clients. This does not mean any changes in the principal (geographic) segments, but it does affect the figures for Retail Banking and Global Wholesale Banking.

None of these changes was significant for the Group as a whole.

The basic operating units have been drawn up by aggregating the financial statements of each business segment. The information relates to both the accounting data of the companies in each area as well as that provided by the management information systems. In all cases, the same general principles as those used in the Group are applied.

In accordance with the IFRS, the business areas are structured into two levels:

Principal level (or geographic). The activity of the Group’s operating units is segmented by geographical areas. This coincides with the Group’s first level of management and reflects our positioning in the world’s three main currency areas (euro, dollar and sterling). The segments reported on are:

•

Continental Europe. This covers all retail banking business (including Banif, the specialised private bank), wholesale banking and asset management and insurance conducted in this region. Given the importance of some of these units, detailed financial information of the Santander Branch Network, Banesto, Santander Consumer Finance, Portugal and Banco Zachodni BWK is also provided.

•	United Kingdom. This includes retail and wholesale banking, asset management and insurance conducted by the various units and branches of the Group in the country.

•

Latin America. This embraces all the Group’s financial activities conducted via its subsidiary banks and subsidiaries. It also includes the specialised units of Santander Private Banking, as an independent and globally managed unit, and New York’s business. Because of their specific importance, the financial statements of Brazil, Mexico and Chile are also provided.

•	United States. Includes the businesses of Sovereign Bank and Santander Consumer USA (consolidated by the equity accounted method).

Secondary level (or business). This segments the activity of the operating units by the type of business. The reported segments are:

•

Retail Banking. This covers all customer banking businesses, including private banking (except those of Corporate Banking, managed through the Global Customer Relationship Model). Because of their relative importance, details are provided by the main geographic areas (Continental Europe, United Kingdom, Latin America and the US) and the main countries. The results of the hedging positions in each country are also included, conducted within the sphere of each one’s Assets and Liabilities Committee.

•

Global Wholesale Banking (GBM). This business reflects the revenues from global corporate banking, investment banking and markets worldwide including all treasuries managed globally, both trading and distribution to customers (always after the appropriate distribution with Retail Banking customers), as well as equities business.

•

Asset Management and Insurance. This includes the contribution of the various units to the Group in the design and management of mutual and pension funds and insurance. The Group uses, and remunerates through agreements, the retail networks that place these products. This means that the result recorded in this business is net (i.e. deducting the distribution cost from gross income).

As well as these operating units, which cover everything by geographic area and by businesses, the Group continues to maintain the area of Corporate Activities. This area incorporates the centralised activities relating to equity stakes in financial companies, financial management of the structural exchange rate position and of the parent bank’s structural interest rate risk, as well as management of liquidity and of shareholders’ equity through issues and securitisations.

As the Group’s holding entity, this area manages all capital and reserves and allocations of capital and liquidity. It also incorporates amortisation of goodwill but not the costs related to the Group’s central services (charged to the areas) except for corporate and institutional expenses related to the Group’s functioning.

The figures of the various units of the Group listed below have been prepared in accordance with these criteria and therefore do not match those published by each institution individually.

26	JANUARY – SEPTEMBER / FINANCIAL REPORT 2012

INFORMATION BY PRINCIPAL SEGMENTS

Income statement

EUR MIllion

	Net operating income			Attributable profit			Efficiency ratio (%)		ROE (%)
	J-S’12	J-S’11	(%)	J-S’12	J-S’11	(%)	J-S’12	J-S’11	J-S’12	J-S’11
Continental Europe	5,779	5,444	6.1	1,813	2,021	(10.3)	45.0	46.1	7.71	9.07
o/w: Santander Branch Network	1,959	1,815	7.9	513	602	(14.7)	43.9	45.8	10.60	11.60
Banesto	942	876	7.5	115	189	(39.4)	44.3	46.4	3.20	5.39
Portugal	466	355	31.1	97	129	(24.5)	44.7	52.6	5.10	6.97
Santander Consumer Finance	1,352	1,479	(8.6)	564	571	(1.2)	43.0	39.5	6.95	8.08
Retail Poland (BZ WBK)	383	261	46.9	236	172	37.1	45.1	45.4	18.23	26.14
United Kingdom*	1,858	2,547	(27.0)	823	810	1.6	52.8	43.1	8.25	8.52
Latin America	11,487	10,175	12.9	3,306	3,528	(6.3)	37.0	39.0	19.47	21.54
o/w: Brazil	8,371	7,477	12.0	1,689	1,973	(14.4)	34.4	37.0	17.94	22.99
Mexico	1,274	1,082	17.8	832	731	13.8	38.3	39.9	26.08	21.56
Chile	1,016	942	7.9	362	466	(22.3)	40.2	39.0	20.95	24.81
USA	1,112	1,316	(15.6)	584	761	(23.3)	44.0	35.1	14.92	25.40
Operating areas*	20,236	19,483	3.9	6,526	7,120	(8.3)	41.6	41.5	12.00	13.91
Corporate Activities*	(2,052)	(1,824)	12.5	(2,277)	(1,817)	25.3
Total Group*	18,184	17,659	3.0	4,250	5,303	(19.9)	45.4	45.0	7.20	9.47
Extraordinary net capital gains and provisions				(2,446)	—	—
Total Group				1,804	5,303	(66.0)	45.4	45.0	3.06	9.47

(*).-	Excluding extraordinary net capital gains and provisions

Activity

EUR MIllion

	Net customer loans			Customer deposits			NPL ratio* (%)		NPL cover.* (%)
	J-S’12	J-S’11	(%)	J-S’12	J-S’11	(%)	J-S’12	J-S’11	J-S’12	J-S’11
Continental Europe	292,050	307,510	(5.0)	242,533	255,020	(4.9)	6.01	5.04	69	58
o/w: Santander Branch Network *	98,665	104,671	(5.7)	85,295	81,063	5.2	9.56	7.70	62	41
Banesto	63,307	69,245	(8.6)	49,571	51,385	(3.5)	5.74	4.69	68	53
Portugal	26,759	28,945	(7.6)	23,877	22,812	4.7	6.16	3.78	52	53
Santander Consumer Finance	56,822	56,486	0.6	33,087	34,181	(3.2)	3.96	4.50	110	105
Retail Poland (BZ WBK)	9,659	8,219	17.5	11,035	9,936	11.1	4.69	6.26	64	69
United Kingdom	271,464	238,557	13.8	213,508	187,141	14.1	1.94	1.86	47	42
Latin America	142,412	131,288	8.5	135,000	130,628	3.3	5.31	4.10	90	102
o/w: Brazil	75,293	71,736	5.0	69,588	71,211	(2.3)	6.79	5.05	92	100
Mexico	21,545	17,477	23.3	24,162	19,615	23.2	1.69	1.78	175	176
Chile	30,043	25,176	19.3	23,192	19,305	20.1	5.00	3.63	61	88
USA	41,845	37,936	10.3	38,454	35,141	9.4	2.31	3.22	110	93
Operating areas	747,772	715,291	4.5	629,495	607,930	3.5	4.30	3.78	72	66
Total Group	754,094	734,302	2.7	630,072	619,911	1.6	4.33	3.86	70	66

(*).-	Santander Branch Network is the retail banking unit of Banco Santander S.A. The NPL ratio of Banco Santander S.A. at the end of September 2012 stood at 6.98% (5.63% in September 2011) and NPL coverage was 62% (39% in September 2011).

Operating means

	Employees		Branches
	J-S’12	J-S’11	J-S’12	J-S’11
Continental Europe	58,516	58,961	6,521	6,636
o/w: Santander Branch Network	17,931	18,009	2,912	2,915
Banesto	9,178	9,462	1,698	1,716
Portugal	5,711	5,847	670	724
Santander Consumer Finance	12,601	11,798	638	662
Retail Poland (BZ WBK)	8,892	9,563	522	527
United Kingdom	26,614	27,264	1,266	1,386
Latin America	91,197	90,131	5,987	5,964
o/w: Brazil	54,856	52,536	3,782	3,731
Mexico	13,336	12,897	1,123	1,099
Chile	12,331	12,404	496	494
USA	9,432	9,169	722	723
Operating areas	185,759	185,525	14,496	14,709
Corporate Activities	2,387	2,290
Total Group	188,146	187,815	14,496	14,709

FINANCIAL REPORT 2012 / JANUARY – SEPTEMBER	27

INFORMATION BY PRINCIPAL SEGMENTS

Income statement and balance sheet of principal segments

EUR MIllion

	Operating business areas			Continental Europe
	J-S’12	J-S’11	Var (%)	J-S’12	J-S’11	Var (%)
Income statement
Net interest income	24,777	23,252	6.6	7,126	6,633	7.4
Net fees	7,792	7,831	(0.5)	2,769	2,944	(5.9)
Gains (losses) on financial transactions	1,705	1,654	3.1	358	215	66.7
Other operating income (1)	397	557	(28.8)	252	303	(16.6)
Gross income	34,669	33,295	4.1	10,505	10,094	4.1
Operating expenses	(14,434)	(13,811)	4.5	(4,726)	(4,649)	1.6
General administrative expenses	(12,903)	(12,342)	4.5	(4,238)	(4,200)	0.9
Personnel	(7,658)	(7,320)	4.6	(2,644)	(2,636)	0.3
Other general administrative expenses	(5,245)	(5,022)	4.4	(1,594)	(1,564)	1.9
Depreciation and amortisation	(1,531)	(1,470)	4.2	(488)	(450)	8.5
Net operating income	20,236	19,483	3.9	5,779	5,444	6.1
Net loan-loss provisions	(9,482)	(7,363)	28.8	(3,027)	(2,309)	31.1
Other income	(1,357)	(2,113)	(35.8)	(290)	(379)	(23.4)
Ordinary profit before taxes	9,396	10,008	(6.1)	2,461	2,757	(10.7)
Tax on profit	(2,185)	(2,294)	(4.8)	(584)	(670)	(12.8)
Ordinary profit from continuing operations	7,211	7,714	(6.5)	1,877	2,087	(10.1)
Net profit from discontinued operations	(2)	(3)	(24.5)	(2)	(3)	(24.5)
Ordinary consolidated profit	7,209	7,711	(6.5)	1,875	2,084	(10.0)
Minority interests	683	591	15.5	62	63	(2.8)
Ordinary attributable profit to the Group	6,526	7,120	(8.3)	1,813	2,021	(10.3)
Extraordinary net capital gains and provisions	80	—	—	—	—	—
Attributable profit to the Group	6,607	7,120	(7.2)	1,813	2,021	(10.3)

Balance sheet
Customer loans (2)	747,772	715,291	4.5	292,050	307,510	(5.0)
Trading portfolio (w/o loans)	158,833	163,837	(3.1)	87,708	77,731	12.8
Available-for-sale financial assets	68,594	59,443	15.4	24,462	21,293	14.9
Due from credit institutions (2)	102,346	110,037	(7.0)	53,190	50,813	4.7
Intangible assets and property and equipment	13,026	12,328	5.7	5,644	5,078	11.1
Other assets	127,086	126,356	0.6	22,645	22,125	2.3
Total assets/liabilities & shareholders’ equity	1,217,658	1,187,291	2.6	485,700	484,551	0.2
Customer deposits (2)	629,495	607,930	3.5	242,533	255,020	(4.9)
Marketable debt securities (2)	141,008	128,895	9.4	37,692	34,617	8.9
Subordinated debt (2)	14,379	16,874	(14.8)	305	984	(69.0)
Insurance liabilities	1,129	9,894	(88.6)	1,129	930	21.4
Due to credit institutions (2)	164,126	174,475	(5.9)	76,206	70,616	7.9
Other liabilities	196,796	181,803	8.2	96,848	92,163	5.1
Shareholders’ equity (3)	70,725	67,420	4.9	30,985	30,222	2.5
Other customer funds under management	121,628	133,150	(8.7)	42,945	47,548	(9.7)
Mutual funds	93,745	103,755	(9.6)	27,529	32,377	(15.0)
Pension funds	9,699	9,893	(2.0)	9,699	9,893	(2.0)
Managed portfolios	18,184	18,796	(3.3)	5,717	5,278	8.3
Savings-insurance policies	—	707	(100.0)	—	—	—
Customer funds under management	906,510	886,849	2.2	323,475	338,168	(4.3)

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses
(2).-	Including all on-balance sheet balances for this item
(3).-	Not including profit of the year

28	JANUARY – SEPTEMBER / FINANCIAL REPORT 2012

INFORMATION BY PRINCIPAL SEGMENTS

Income statement and balance sheet of principal segments

EUR MIllion

United Kingdom			Latin America			United States
J-S’12	J-S’11	Var (%)	J-S’12	J-S’11	Var (%)	J-S’12	J-S’11	Var (%)
									Income statement
2,711	3,277	(17.3)	13,653	12,060	13.2	1,287	1,283	0.3	Net interest income
905	810	11.7	3,831	3,786	1.2	287	292	(1.6)	Net fees
306	374	(18.2)	854	963	(11.2)	187	103	81.4	Gains (losses) on financial transactions
14	17	(20.8)	(93)	(115)	(18.6)	224	352	(36.4)	Other operating income (1)
3,935	4,478	(12.1)	18,245	16,694	9.3	1,985	2,030	(2.2)	Gross income
(2,076)	(1,931)	7.5	(6,758)	(6,518)	3.7	(873)	(713)	22.4	Operating expenses
(1,777)	(1,662)	6.9	(6,122)	(5,851)	4.6	(766)	(629)	21.6	General administrative expenses
(1,119)	(1,037)	7.9	(3,473)	(3,291)	5.5	(422)	(356)	18.6	Personnel
(658)	(625)	5.3	(2,649)	(2,560)	3.5	(344)	(274)	25.6	Other general administrative expenses
(300)	(269)	11.4	(636)	(667)	(4.7)	(108)	(84)	28.5	Depreciation and amortisation
1,858	2,547	(27.0)	11,487	10,175	12.9	1,112	1,316	(15.6)	Net operating income
(634)	(468)	35.4	(5,619)	(4,260)	31.9	(202)	(325)	(37.8)	Net loan-loss provisions
(140)	(955)	(85.3)	(739)	(707)	4.5	(188)	(72)	160.3	Other income
1,084	1,124	(3.6)	5,130	5,208	(1.5)	721	919	(21.5)	Ordinary profit before taxes
(261)	(314)	(17.0)	(1,203)	(1,152)	4.4	(137)	(158)	(13.1)	Tax on profit
823	810	1.6	3,927	4,056	(3.2)	584	761	(23.3)	Ordinary profit from continuing operations
—	—	—	—	—	—	—	—	—	Net profit from discontinued operations
823	810	1.6	3,927	4,056	(3.2)	584	761	(23.3)	Ordinary consolidated profit
0	0	102.7	621	527	17.7	—	—	—	Minority interests
823	810	1.6	3,306	3,528	(6.3)	584	761	(23.3)	Ordinary attributable profit to the Group
80	—	—	—	—	—	—	—	—	Extraordinary net capital gains and provisions
904	810	11.5	3,306	3,528	(6.3)	584	761	(23.3)	Attributable profit to the Group

									Promemoria

Millones de libras			Millones de dólares			Millones de dólares
3,193	3,901	(18.1)	23,353	23,463	(0.5)	2,540	2,853	(10.9)	Gross income
1,508	2,219	(32.0)	14,703	14,302	2.8	1,423	1,850	(23.1)	Net operating income
733	706	3.9	4,231	4,959	(14.7)	747	1,069	(30.1)	Attributable profit to the Group

									Balance sheet
271,464	238,557	13.8	142,412	131,288	8.5	41,845	37,936	10.3	Customer loans (2)
43,586	49,693	(12.3)	27,227	36,144	(24.7)	313	269	16.5	Trading portfolio (w/o loans)
6,775	1,108	511.5	23,385	26,604	(12.1)	13,972	10,438	33.8	Available-for-sale financial assets
20,568	34,134	(39.7)	27,972	24,282	15.2	615	807	(23.8)	Due from credit institutions (2)
2,472	2,238	10.5	4,378	4,443	(1.5)	532	568	(6.4)	Intangible assets and property and equipment
46,421	43,592	6.5	51,636	55,828	(7.5)	6,384	4,810	32.7	Other assets
391,287	369,322	5.9	277,010	278,590	(0.6)	63,662	54,829	16.1	Total assets/liabilities & shareholders’ equity
213,508	187,141	14.1	135,000	130,628	3.3	38,454	35,141	9.4	Customer deposits (2)
75,963	70,438	7.8	26,516	22,224	19.3	838	1,617	(48.2)	Marketable debt securities (2)
5,720	7,939	(28.0)	5,850	5,658	3.4	2,504	2,293	9.2	Subordinated debt (2)
—	—	—	—	8,965	(100.0)	—	—	—	Insurance liabilities
34,700	50,816	(31.7)	39,275	44,206	(11.2)	13,944	8,837	57.8	Due to credit institutions (2)
47,873	40,110	19.4	49,437	46,931	5.3	2,637	2,599	1.5	Other liabilities
13,524	12,877	5.0	20,932	19,978	4.8	5,285	4,342	21.7	Shareholders’ equity (3)
16,243	14,686	10.6	62,440	70,913	(11.9)	0	3	(99.8)	Other customer funds under management
16,243	14,686	10.6	49,972	56,691	(11.9)	—	—	—	Mutual funds
—	—	—	—	—	—	—	—	—	Pension funds
—	—	—	12,467	13,515	(7.7)	0	3	(99.8)	Managed portfolios
—	—	—	—	707	(100.0)	—	—	—	Savings-insurance policies
311,433	280,205	11.1	229,806	229,422	0.2	41,796	39,054	7.0	Customer funds under management

(1).- Including dividends, income from equity-accounted method and other operating income/expenses

(2).- Including all on-balance sheet balances for this item

(3).- Not including profit of the year

FINANCIAL REPORT 2012 / JANUARY – SEPTEMBER	29

INFORMATION BY PRINCIPAL SEGMENTS

Continental Europe. Main units

EUR MIllion

	Santander Branch Network			Banesto			Portugal
	J-S’12	J-S’11	Var (%)	J-S’12	J-S’11	Var (%)	J-S’12	J-S’11	Var (%)
Income statement
Net interest income	2,671	2,457	8.7	1,096	1,030	6.4	447	456	(2.0)
Net fees	841	845	(0.5)	450	462	(2.7)	258	270	(4.3)
Gains (losses) on financial transactions	84	79	6.0	150	103	46.4	109	6	—
Other operating income (1)	(104)	(31)	233.3	(4)	39	—	28	16	70.2
Gross income	3,493	3,351	4.2	1,692	1,634	3.6	842	749	12.5
Operating expenses	(1,533)	(1,536)	(0.2)	(750)	(758)	(1.0)	(377)	(394)	(4.3)
General administrative expenses	(1,421)	(1,421)	0.0	(654)	(664)	(1.5)	(323)	(342)	(5.5)
Personnel	(912)	(929)	(1.9)	(480)	(486)	(1.4)	(226)	(237)	(4.6)
Other general administrative expenses	(509)	(492)	3.6	(174)	(177)	(1.7)	(97)	(105)	(7.4)
Depreciation and amortisation	(112)	(115)	(2.5)	(96)	(94)	2.3	(53)	(52)	3.2
Net operating income	1,959	1,815	7.9	942	876	7.5	466	355	31.1
Net loan-loss provisions	(1,202)	(970)	24.0	(630)	(461)	36.6	(328)	(122)	168.1
Other income	(54)	(20)	161.6	(163)	(136)	19.4	(15)	(68)	(77.8)
Profit before taxes	703	825	(14.7)	149	279	(46.4)	122	165	(25.8)
Tax on profit	(190)	(223)	(14.7)	(12)	(61)	(79.7)	(25)	(36)	(31.0)
Profit from continuing operations	513	602	(14.7)	137	217	(37.0)	98	129	(24.4)
Net profit from discontinued operations	—	—	—	—	—	—	—	—	—
Consolidated profit	513	602	(14.7)	137	217	(37.0)	98	129	(24.4)
Minority interests	0	0	(26.4)	22	28	(21.2)	0	(0)	—
Attributable profit to the Group	513	602	(14.7)	115	189	(39.4)	97	129	(24.5)

Balance sheet
Customer loans (2)	98,665	104,671	(5.7)	63,307	69,245	(8.6)	26,759	28,945	(7.6)
Trading portfolio (w/o loans)	—	—	—	8,558	7,699	11.2	1,894	1,575	20.3
Available-for-sale financial assets	—	—	—	7,166	7,206	(0.5)	5,736	4,172	37.5
Due from credit institutions (2)	29	137	(78.7)	11,051	10,286	7.4	3,695	2,164	70.7
Intangible assets and property and equipment	1,201	1,201	(0.0)	1,244	1,356	(8.2)	399	460	(13.3)
Other assets	1,681	1,785	(5.8)	7,857	5,989	31.2	5,804	6,569	(11.6)
Total assets/liabilities & shareholders’ equity	101,576	107,794	(5.8)	99,184	101,780	(2.6)	44,286	43,884	0.9
Customer deposits (2)	85,295	81,063	5.2	49,571	51,385	(3.5)	23,877	22,812	4.7
Marketable debt securities (2)	9,128	—	—	20,032	24,608	(18.6)	3,759	5,170	(27.3)
Subordinated debt (2)	—	—	—	177	790	(77.6)	0	22	(99.4)
Insurance liabilities	—	—	—	—	—	—	77	75	2.7
Due to credit institutions (2)	666	524	27.2	13,494	9,319	44.8	13,501	13,079	3.2
Other liabilities	165	19,526	(99.2)	11,140	10,969	1.6	613	183	235.7
Shareholders’ equity (3)	6,322	6,681	(5.4)	4,770	4,709	1.3	2,459	2,543	(3.3)
Other customer funds under management	23,449	23,883	(1.8)	8,124	8,687	(6.5)	2,440	3,213	(24.1)
Mutual funds	14,892	16,712	(10.9)	4,222	4,688	(9.9)	1,611	2,159	(25.4)
Pension funds	6,027	5,628	7.1	1,223	1,229	(0.5)	764	983	(22.3)
Managed portfolios	—	—	—	87	114	(23.9)	65	72	(9.3)
Savings-insurance policies	2,530	1,543	64.0	2,591	2,656	(2.4)	—	—	—
Customer funds under management	117,872	104,946	12.3	77,904	85,470	(8.9)	30,076	31,218	(3.7)

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses
(2).-	Including all on-balance sheet balances for this item
(3).-	Not including profit of the year

30	JANUARY – SEPTEMBER / FINANCIAL REPORT 2012

INFORMATION BY PRINCIPAL SEGMENTS

Continental Europe. Main units

EUR MIllion

Santander Consumer Finance			Retail Poland (BZ WBK)
J-S’12	J-S’11	Var (%)	J-S’12	J-S’11	Var (%)
						Income statement
1,785	1,774	0.7	401	245	64.1	Net interest income
598	672	(11.0)	243	171	41.5	Net fees
(11)	(2)	391.4	38	46	(16.3)	Gains (losses) on financial transactions
(1)	1	—	15	16	(1.3)	Other operating income (1)
2,372	2,444	(3.0)	698	477	46.1	Gross income
(1,019)	(965)	5.6	(315)	(217)	45.2	Operating expenses
(906)	(878)	3.2	(289)	(199)	45.2	General administrative expenses
(464)	(438)	5.9	(171)	(119)	44.2	Personnel
(442)	(440)	0.5	(118)	(80)	46.6	Other general administrative expenses
(114)	(87)	29.9	(26)	(18)	45.6	Depreciation and amortisation
1,352	1,479	(8.6)	383	261	46.9	Net operating income
(549)	(615)	(10.8)	(80)	(39)	104.7	Net loan-loss provisions
(42)	(97)	(57.3)	2	(2)	—	Other income
762	767	(0.6)	305	220	38.9	Profit before taxes
(167)	(169)	(1.4)	(62)	(42)	48.4	Tax on profit
595	598	(0.4)	244	178	36.7	Profit from continuing operations
(2)	(3)	(24.5)	—	—	—	Net profit from discontinued operations
593	595	(0.2)	244	178	36.7	Consolidated profit
29	24	21.3	8	6	26.7	Minority interests
564	571	(1.2)	236	172	37.1	Attributable profit to the Group

						Balance sheet
56,822	56,486	0.6	9,659	8,219	17.5	Customer loans (2)
1,520	1,480	2.7	399	985	(59.4)	Trading portfolio (w/o loans)
329	226	45.3	2,998	2,639	13.6	Available-for-sale financial assets
12,156	7,565	60.7	423	410	3.2	Due from credit institutions (2)
927	755	22.9	140	261	(46.5)	Intangible assets and property and equipment
2,560	3,276	(21.9)	1,059	978	8.2	Other assets
74,314	69,788	6.5	14,678	13,491	8.8	Total assets/liabilities & shareholders’ equity
33,087	34,181	(3.2)	11,035	9,936	11.1	Customer deposits (2)
4,747	4,873	(2.6)	—	—	—	Marketable debt securities (2)
19	65	(70.2)	100	100	0.2	Subordinated debt (2)
—	—	—	—	—	—	Insurance liabilities
21,016	16,640	26.3	713	1,617	(55.9)	Due to credit institutions (2)
4,571	4,466	2.4	1,048	614	70.7	Other liabilities
10,874	9,564	13.7	1,782	1,224	45.6	Shareholders’ equity (3)
6	6	(5.4)	2,345	2,091	12.1	Other customer funds under management
22		(10.8)	2,188	1,888	15.9	Mutual funds
4	4	(2.3)	—	—	—	Pension funds
—	—	—	157	203	(22.7)	Managed portfolios
—	—	—	—	—	—	Savings-insurance policies
37,859	39,125	(3.2)	13,480	12,127	11.2	Customer funds under management

(1).- Including dividends, income from equity-accounted method and other operating income/expenses

(2).- Including all on-balance sheet balances for this item

(3).- Not including profit of the year

FINANCIAL REPORT 2012 / JANUARY – SEPTEMBER	31

INFORMATION BY PRINCIPAL SEGMENTS

Continental Europe

Attributable profit of EUR 1,813 million (-10.3%):

•	Basic revenues (+3.4%) maintained their year-on-year growth trend, backed by net interest income (+7.4%).

•	Expenses declined on a like-for-like basis (-1.2%).

•	Net operating income increased 6.1%.

•	Lower profit due to 31.1% increase in provisions (Spain and Portugal).

Growth strategy: preference for liquidity against a background of low demand for loans.

Attributable profit was EUR 1,813 million, 10.3% less than in the first nine months of 2011, affected by the increase in provisions this year.

The results reflect the positive perimeter effect of incorporating Bank Zachodni WBK in Poland and SEB’s branches in Germany and a small negative effect of the insurance operation in Spain and Portugal. Overall, the positive impact was around 2 percentage points in attributable profit.

Comparing the third quarter 2012 results with the same quarter of 2011, net operating income rose 5.8% fuelled by the 2.8% increase in gross income and the 0.4% decline in expenses. Attributable profit increased 36.1% backed by a reduction of 7.8% in provisions.

Continental Europe includes all activities carried out in this geographic area: retail banking, global wholesale banking, asset management and insurance.

Strategy

In a still weak environment with low interest rates, the Group’s strategy continued to focus on the priorities outlined in 2011 and aimed at:

•	Defending spreads on loans (those on new ones are improving) and on deposits.

•	Control of expenses.

•	Active risk management.
•	In volumes, preference for liquidity and deposits in a context of low demand for loans.

Activity

Customer lending was 5% lower year-on-year, with reductions in all commercial units in Spain and Portugal, growth at Bank Zachodni WBK and stability at Santander Consumer Finance.

Customer deposits, including retail commercial paper, hardly changed. Retail networks performed better but were offset by lower wholesale balances and reduced repos.

By units, Spain’s increased 3%, Portugal’s 5%, Bank Zachodni WBK 4% (in local currency). Santander Consumer Finance’s declined 3%. Mutual and pension funds dropped 12% in the last twelve months.

Results

Basic revenues (net interest income, fee income, insurance activity) rose 3.4% and gross income 4.1%, with the retail networks in Spain and Portugal registering growth.

Net interest income rose 7.4% year-on-year, partly benefiting from the incorporation of SEB in Germany and the entry of Bank Zachodni WBK. Excluding this, growth was 5.2% year-on-year with a good performance by the networks in Spain.

Fee income decreased 5.9% year-on-year, affected by the reduced activity.

Operating expenses were higher year-on-year, due to the perimeter effect, as on a like-for-like basis they continued to decline (-1.2%). The fall at the retail networks in Spain was close to 1% and 4.3% in Portugal.

Solid revenues and contained costs improved the efficiency ratio by 1.1 p.p. to 45.0%. Net operating income was 6.1% higher (+4.7% on a like-for-like basis).

Provisions for loan losses were 31.1% more than in the same period of 2011 which included EUR 450 million of generic provisions released.

Attributable profit was EUR 1,813 million, 10.3% lower year-on-year, due to the larger loan-loss provisions.

32	JANUARY – SEPTEMBER / FINANCIAL REPORT 2012

INFORMATION BY PRINCIPAL SEGMENTS

Santander Branch Network

Attributable profit of EUR 513 million (-14.7%):

•	Gross income was 4.2% higher year-on-year (+5.2% over the third quarter of 2011).

•	Operating expenses remained flat (-0.2%).

•	Net operating income rose 7.9% year-on-year (+9.8% over the third quarter of 2011).

•	Attributable profit year-on-year was affected by the larger loan-loss provisions (+24.0%).

Faster pace in capturing on-balance sheet customer funds (+EUR 10,600 million in the year-to-date) and scant demand for loans, reducing the commercial gap by EUR 14,600 million.

In a still complicated environment, the Santander Branch Network posted an attributable profit of EUR 513 million, 14.7% less than in the first nine months of 2011 due to higher provisions. Net operating income before provisions increased 7.9% (+7.1% in the first half and +3.2% in the first quarter).

Gross income was 5.2% higher in the third quarter than the same period of 2011, expenses were virtually flat (-0.1%) and provisions were 36.9% lower. As a result, net operating income rose 9.8% and attributable profit increased 162.8%.

Strategy

The Santander Branch Network maintained its priorities: management of NPLs and quality in risk admission; focus on customer funds; specific campaign to offer support to SMEs and exports; management of prices; austerity in costs and improved efficiency, while maintaining the targets to increase the capturing of funds and customer linkage.

Activity

Customer funds continued to grow. The balance stood at EUR 94,423 million at the end of September, 16% more than a year earlier and 13% above the end of 2011 (+EUR 10,600 million). As a result, the market share rose 105 b.p. in deposits plus retail commercial paper (+ 200 b.p. since the end of 2009).

The Santander branch network maintained its active policy of reinforcing the financing needs of customers and lending to the most dynamic sectors. The Programa 4.000 was launched in the first part of the year: it makes available to SMEs and exporters EUR 4,000 million to develop their businesses, through credit lines called Crédito Activación and Plan Exporta. 7,500 SMEs have benefited from close to EUR 900 million of loans and 5,000 exporters from EUR 2,300 million of credits.

The ICO programme has already financed 19,300 new operations this year (EUR 1,340 million).

If to these programmes is added the normal process of lending, 160,000 operations were financed (EUR 22,700 million), notable figures in a market with modest demand for loans.

Results

Net interest income rose 8.7% year-on-year to EUR 2,671 million, due to the growth in deposits and active management of spreads, particularly in loans.

Fee income and customer gains on financial transactions were virtually unchanged from 2011. Income from mutual funds

(-19.7%) was in line with the market and that from guarantees also registered a decline (-7.9%). On the other hand, income from the purchase and sale of securities, means of payment and insurance increased. The fall in the rest of revenues was due to the higher cost of the contribution to the Deposit Guarantee Fund (from 0.6‰ to 2‰ of eligible funds). This increased the charge from EUR 35 million in the first nine months of 2011 to EUR 108 million.

Gross income was EUR 3,493 million, 4.2% more than in the first nine months of 2011. Operating expenses, following the trend of recent years, remained flat, net operating income rose 7.9% to EUR 1,959 million and the efficiency ratio was 43.9% (45.8% in September 2011).

Net loan-loss provisions were 24.0% higher at EUR 1,202 million. However, they dropped sharply over the second quarter of 2012.

The NPL ratio was 9.56% in the retail network (excluding wholesale activity). Compared to the sector, the parent bank’s (which is more comparable) was well below at 6.98%. Coverage was 62% for both.

FINANCIAL REPORT 2012 / JANUARY – SEPTEMBER	33

INFORMATION BY PRINCIPAL SEGMENTS

Banesto

Attributable profit of EUR 115 million (-39.4%):

•	Gross income was 3.6% higher year-on-year (+6.4% in net interest income).

•	Operating expenses were 1.0% lower.

•	Net operating income increased 7.5%.

•	Profit impacted by higher loan-loss provisions (+36.6%).

NPL ratios still better than the sector’s.

Lending reflected the lower demand and funds the focus on profitability.

Banesto generated attributable profit of EUR 115 million, 39.4% less than in the same period of 2011. This evolution was determined by the release of EUR 112 million of generic provisions in the first nine months of 2011. Excluding this, net operating income was 7.5% higher.

Strategy

Business was developed in an environment of weakening economy and tensions in markets that caused uncertainty. In this environment, Banesto focused on strengthening the balance sheet, optimising liquidity and improving profitability, and it is on the way to meeting the targets for the year.

Activity

Customer funds amounted to EUR 77,904 million at the end of September, 9% lower year-on-year due to lower borrowings and to a conservative pricing policy for deposits. The combined balances of deposits and retail commercial paper rose 1% year-on-year, improving the trend of previous quarters.

The weak demand for loans and the environment of higher credit and liquidity risks determined the evolution of lending. The balance at the end of September amounted to EUR 63,307 million, 9% less than a year earlier and in line with the trend in the sector. A significant factor here is the reduction in the real estate portfolio in need of provisions (-22% year-on-year).

The economic downturn is pushing up NPL entries, particularly in the real estate sector, though the recovery and sale of portfolios is limiting the rise in bad debts. The NPL ratio was 5.74%, and coverage 68%.

Results

Net interest income was EUR 1,096 million, 6.4% more year-on-year. The improvement in customer spreads and balance sheet management offset the impact of reduced business and low interest rates.

Business management, customer linkage and the focus on the areas with the highest growth potential produced a 0.6% rise in revenues from services to EUR 405 million. Fee income from mutual and pension funds amounted to EUR 44 million, 25.8% less than in 2011, largely due to clients’ opting for other savings instruments. Total net fee income was 2.7% less at EUR 450 million.

Gains on financial transactions, whose main component are clients’ operations, amounted to EUR 150 million (+46.4%).

Other operating results reflected the higher cost (+EUR 35 million) of the contribution to the Deposit Guarantee Fund.

Gross income was EUR 1,692 million, 3.6% more year-on-year.

Strict control of efficiency continues to be one of Banesto’s main priorities. Operating expenses dropped 1.0% year-on-year to EUR 750 million. The efficiency ratio was 44.3% in September, among the best in the sector.

Net operating income was EUR 942 million (+7.5% y-o-y).

Loan-loss provisions were EUR 630 million (EUR 461 million in the first nine months of 2011). The 2011 figure included a EUR 112 million release of generic provisions and EUR 574 million of specific provisions, while in 2012 almost all the provisions were specific.

34	JANUARY – SEPTEMBER / FINANCIAL REPORT 2012

INFORMATION BY PRINCIPAL SEGMENTS

Portugal

Attributable profit of EUR 97 million (-25.4%):

•	Basic revenues dropped 1.5% y-o-y, affected by the contraction of the country’s economy resulting from the austerity measures.

•	Very prudent management of expenses (-4.3%).

•	Higher trading gains from repurchase of securities in the first quarter, used to strengthen provisions (+168.1%).

Further fall in lending (-8%) and rise in deposits (+5%), improving the loan-to-deposit ratio to 112%.

Santander Totta’s attributable profit was EUR 97 million, 24.5% lower year-on-year, mainly due to lower revenues derived from the contraction of the country’s activity and the rise in loan-loss provisions, and to a lesser extent by the negative perimeter effect generated by the insurance operation in the country.

Environment

The economy and also domestic demand continued to shrink in the third quarter of 2012.

Exports lost some steam, due to the worsening euro zone crisis. Portuguese companies are seeking new markets outside Europe (sales to Angola and Turkey were 30% higher).

The fifth assessment of the Economic and Financial Assistance Programme by the IMF, ECB and the EU said the government was in line with the objectives, although difficulties were increasing. The budget deficit targets have been eased for this year from 4.5% of GDP to 5% and 4.5% in 2013 (previously 3.0%), due to reduced VAT receipts stemming from the fall in domestic demand.

Activity

The banking system continued to reduce lending and improve the loan-to-deposit ratio, which put some pressure on the capturing of deposits.

Santander Totta increased its deposits 5% year-on-year and at the end of September stood at EUR 23,877 million. Lending declined 8% to EUR 26,759 million, with that to SMEs down 14%, -9% to companies and -4% to individuals. The loan-to deposit ratio was 112%.

Despite the difficult environment, the Bank’s liquidity remains comfortable, as a result of the gradual reduction of the liquidity gap and a sufficient pool of assets available, if necessary, to finance itself in the repo market or the ECB.

Results

Net interest income of EUR 447 million was 2.0% lower than in the first nine months of 2011, due to the reduction in lending and the increased competition in deposits. The bank continued its active policy in spreads.

Net fee income was EUR 258 million, 4.3% lower than in the same period of 2011. That from loans, mutual funds and risk insurance declined and from means of payment and services rose.

Gains on financial transactions amounted to EUR 109 million, with a significant increase from the repurchase of securities in the first quarter of 2012 that enabled loan-loss provisions to be strengthened. As a result, gross income rose 12.5% to EUR 842 million.

A tight rein over expenses remained a key element. Costs were 4.3% less than in the first nine months of 2011 (-4.6% in personnel, -7.4% in general and +3.2% in amortisations) due to the execution of plans to reduce installed capacity.

Net operating income was 31.1% higher. The efficiency ratio improved by 7.8 p.p. to 44.7%.

Loan-loss provisions were EUR 328 million (EUR 122 million in 2011), due in part to the rise in NPLs from the economic cycle and to their strengthening from trading gains.

The NPL ratio increased from 5.42% in June to 6.16% at the end of September and coverage was 52%. In local criteria, Santander Totta’s ratio was significantly better than the system’s, (-2 p.p.) according to the latest available figures.

Profit before tax was EUR 122 million, 25.8% less year-on-year.

Attributable profit was EUR 97 million (-24.5% y-o-y).

FINANCIAL REPORT 2012 / JANUARY – SEPTEMBER	35

INFORMATION BY PRINCIPAL SEGMENTS

Santander Consumer Finance

Attributable profit of EUR 564 million (-1,2%):

•	Gross income dropped 3.0%. Stable net interest income and lower fee income (-11.0%) due to weak environment.

•	Operating expenses rose 5.6% due to development of Santander Retail in Germany.

•	Improved credit quality (lower NPLs and higher coverage) resulted in lower provisions (-10.8%).

Higher new loans (+2%) well above the sector, due to Poland, Germany and Nordic countries.

The attributable profit of Santander Consumer Finance in Continental Europe was EUR 564 million, 1.2% less than in the first nine months of 2011 and 3.0% higher in the third quarter than in the second.

Of note were the solid results obtained in an environment of greater European weakness consumption. The decline in gross income (-3.0%) and higher costs (+5.6%) from development of the franchise was offset by lower provisions.

Strategy

Santander Consumer Finance (SCF) continued to strengthen the pillars of its business model: diversification, leadership in core markets, efficiency, risk control and recoveries, as well as a single pan-European IT platform. The focus was on:

•	Organic growth and cross-selling, backed by brand agreements and greater penetration in the used car segment to offset the fall in new car sales in the countries where the Group operates.

•	Further development of retail banking in Germany via Santander Retail, strengthening the capturing and linking of customers in order to convert the unit into a universal bank.

•	Consolidating SC Poland, strengthened in the third quarter with the acquisition of Zagiel, a consumer credit specialist.

Activity

In a context of the fall in consumer credit in the euro zone, gross lending amounted to EUR 59,405 million, virtually unchanged from the end of 2011 and with a greater focus in central and northern European markets (Nordic countries, +10% in local currency and Germany: +1%) and less on other markets (Portugal, -19%; Italy, -11% and Spain -3%).
New lending amounted to EUR 16,657 million (+2% y-o-y). All segments increased, particularly the financing of used cars (+7%) and durable goods (+11%). Financing of new cars was 3% higher, well above the EU sector as a whole (-8% in new car sales).

Of note in new lending was Poland (+13% in local currency), Germany (+7%), Nordic countries (+7% in local currency), Spain remained unchanged, Italy’s fell (-25%) and Portugal’s (-39%), though from a very low base, in line with new car sales.

Customer deposits remained high at EUR 33,087 million, differentiating us from competitors and giving us stability in financing. Wholesale funding via securitisations also performed well. The first securitisation of auto finance in Sweden (EUR 450 million) was completed in October, bringing the total for the year to EUR 850 million. New operations of more than EUR 2,000 million were scheduled for the fourth quarter, showing the strong appetite for these assets.

Customer deposits and medium- and long-term issues, including securitisations, represented 69% of net loans.

Results

In year-on-year terms, the account reflects the management in a complex environment of growth, financing and risk. Of note was stable net interest income (+0.7%) due to active management of spreads and funding costs. Gross income was 3.0% lower because of weak fee income (-11.0%).

Higher operating expenses (+5.6% y-o-y) were due to the development of Santander Retail in Germany and its restructuring costs. The efficiency ratio was 43.0%.

Loan-loss provisions (-10.8%) reflect the improvement in credit quality: NPL ratio of 3.96% (September 2011: 4.50%) and coverage of 110% (September 2011: 105%).

Attributable profit was virtually unchanged because of the evolution of gross income, costs and provisions.

Of note was the good evolution in Poland, Nordic countries and Spain compared to weakness in Portugal and Italy. As for Germany, it continues to represent the largest contribution, 52% of the area’s attributable profit.

Lastly, the UK (included in Santander UK for accounting purposes) offered good trends. Its attributable profit increased 39.8% fuelled by new loans in the year (+30%, clearly above the sector’s).

36	JANUARY – SEPTEMBER / FINANCIAL REPORT 2012

INFORMATION BY PRINCIPAL SEGMENTS

Poland (BZ WBK)

Consolidated as of April 1, 2011.

Attributable profit of EUR 236 million.

Solid funding structure: loan-to-deposit ratio of 88%.

Strong growth potential due to GDP at positive rates, solid market presence and management capacity.

Agreement to merge BZ WBK and Kredyt Bank, which will be completed during the fourth quarter.

Strategy

Its business model is commercial banking, including individuals, SMEs and corporations and the bank has a notable presence in asset management, brokerage of securities and leasing. All of this fits well with Santander’s model and provides a significant growth potential in results in the next few years, both via business as well as synergies.

In February, Banco Santander, S.A. and KBC Bank NV (KBC) announced they had entered into an investment agreement to merge their Polish banking subsidiaries, Bank Zachodni WBK, S.A. and Kredyt Bank,S.A., subject to regulatory approval by the supervisory and competition authorities. This transaction will increase Santander’s presence in Poland and will consolidate it as the third largest bank in the country by number of branches, business volumes, revenues and profits.

This operation enables the Group to develop greater activity in a country with significant potential for banking business: 38.5 million inhabitants, a stable economy (the only EU country not to have suffered a recession in the last decade), which needs to complete its infrastructure and has a low level of “bankarisation” (lending represents around 50% of GDP).

In August, the European Bank for Reconstruction and Development announced its entry into Bank Zachodni WBK as a minority shareholder.

Economic Environment

The economy grew at a slower pace in the second quarter (2.4%), inflation remained close to 4%. Given this situation, it is likely there will be expansive monetary policy measures. The zloty was still volatile against the euro, moving between 4.05 and 4.20. The Polish bond yield dropped sharply.

Activity

Gross lending at the end of September stood at EUR 9,659 million and deposits at EUR 11,035 million. In local currency, loans grew 9% year-on-year, backed by all segments and deposits rose 4%. The loan-to-deposit ratio was 88%.

BZ WBK received a EUR 50 million loan from the European Investment Bank in 2012, the third granted by this bank, which will be used to develop the SMEs sector.

Results

Attributable profit was EUR 236 million, fuelled by solid growth in gross income (EUR 698 million) and an efficiency ratio of 45.1%, which absorbed the rise in provisions.

Compared to the first nine months of 2011 and in local criteria (for a like-for-like comparisons in the period), profit was 4.4% higher. Gross income increased 4.0%, due to net interest income (+11.8%), thanks to greater lending to all segments.

Operating expenses fell 0.2% and net operating income increased 7.6%. Loan-loss provisions were 21.3% higher year-on-year due to some one-offs in the second quarter. The NPL ratio dropped from 6.26% in September 2011 to 4.69% a year later.

Rest of Continental Europe

Among the businesses included here is Global Wholesale Banking whose profit increased 4.4%. The double-digit growth in net interest income and the slight fall in costs was almost neutralized by reduced fee income, due to lower activity, and higher provisions.

The rest of global businesses (asset management, insurance), which performed well year-on-year, are also recorded here as well as private banking in Spain, more affected by the rise in loan-loss provisions because of the phase of the economic cycle.

FINANCIAL REPORT 2012 / JANUARY – SEPTEMBER	37

INFORMATION BY PRINCIPAL SEGMENTS

United Kingdom (all changes in sterling)

Attributable profit of £733 million (+3.9%):

•	Reduced revenues (-18.1%), largely due to low interest rates and higher funding costs.

•	Flat operating expense (+0.2%), despite the impact of inflation and continued investment in business.

•	Loan-loss provisions increased 26.2% year-on-year (-16.9% in the third quarter).

•	Includes a capital gain of £65 million after tax, the net resulting from the repurchase of issues and the provisions made.

Customer lending declined 2.1% and retail deposits increased 1.1%.

Better funding structure: £13,050 million of medium-term issues and lower short-term funding.

In an environment of weak growth, low interest rates and a higher cost of funding, Santander UK posted attributable profit of £733 million, 3.9% higher than in the first nine months of 2011.

This profit includes a positive net impact (£65 million) resulting from the public offer of the repurchase of debt issues made in the third quarter. Most of it was assigned by the unit to provisions constituted for the non-core corporate portfolio, for possible contingencies and for operating expenses related to the purchase of RBS branches.

Customer loans declined 2.1%. The rise in SME and corporate borrowing was offset by a managed reduction of personal loans (UPLs) and mortgage loans, as a result of the strategy of exiting higher risk segments. Customer deposits were 1.1% higher but with a particularly strong performance in retail. Outflows reflected the management’s decision to switch away from dependence on rate sensitive and short-term deposits.

Economic environment

GDP grew weakly in 2011 (+0.8%), with a decline in both the last quarter of 2011 and the first and second ones of 2012. Inflation has fallen from its peak (5.2%) last September to 2.2%, but prices continued to rise at a faster pace than average earnings, resulting in a squeeze on real average earnings in 2012. Overall lending to households in the quarter was subdued at less than 1% growth, with corporate borrowing growth negative at around 4%.

The economic environment remains uncertain, especially due to the economic downturn in the eurozone and particularly its impact on UK exporters. The Bank of England maintained its base rate at its record low of 0.5% and also boosted its quantitative easing programme further in February and then again in July to total £375 billion. In addition, the Bank of England, jointly with the Treasury, launched the new Funding for Lending Scheme in July. This scheme is designed to boost lending to the real economy.

Strategy

Santander UK maintained a 13.3% market share of stock in residential mortgages and 9.2% in retail deposits. It continued to widen its range of products and services, for retail and business customers while growth in lending to SMEs remained a priority. The financial and risk strategy in the first nine months was to focus on enhancing balance sheet strength and stability, in terms of capital, credit risk, funding and liquidity.

Santander UK’s goal is to become a full service, diversified, customer-centred commercial banking franchise. The strategy has three basic principles: focus more on the customer; business diversification towards a more balanced mix; and a continued focus on operational efficiency consistent with a good level of customer service.

Santander UK has launched a number of innovative and value added products to build the retail customer proposition and boost the growth of the UK business. The market leading 1|2|3 credit card, launched in September 2011, and current account range, launched in March 2012, are designed to build closer customer relationships and have been well received.

The 1|2|3 range of products offers valuable rewards for customers using them on a daily basis. The joint marketing strategy of these products has enhanced the rate of take up of both with the added benefit of an enhanced credit risk profile. In retail banking the 1|2|3 World product range was expanded with the launch in September 2012 of an innovative new mortgage offering cashback on interest payments.

Activity

Santander UK focuses its activity and balance sheet on the United Kingdom. Around 85% of customer loans are prime mortgages for homes in the UK. The portfolio of mortgages is of a high quality, with no exposure to self-certified or subprime mortgages and buy to let loans are less than 1% of assets.

The loan-to-deposit ratio was 127%, lower than in December 2011. This was largely due to a managed reduction in retail mortgages and unsecured personal loans (UPLs) and an increase in customer deposits.

Customer loans amounted to £199,584 million, 2.1% down from September 2011 and 3.3% below December 2011. This was driven by the reduction in mortgages and UPLs, partially offset by the strong increase in loans to SMEs (+20%). The stock of residential mortgages was 3% lower compared to September 2011 and 4% lower than at December 2011.

Gross mortgage lending amounted to £11,462 million, £5,297 million lower than in September 2011. The market share in the nine months was 10.8%, well down on the same period in 2011 at 16.3%, as management tightened its lending criteria on higher loan to value (LTV) and interest only mortgages. This was part of a range of actions to further improve the credit quality and profitability of the mortgage portfolio. New business spreads improved, while the new lending LTV was 62%.

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INFORMATION BY PRINCIPAL SEGMENTS

Loans to SMEs amounted to £11,700 million, of which £10,185 were granted via the network of regional Corporate Business Centres, 20% higher than in the same period of 2011. The SMEs market share was 5.0%, one percentage point better than at September 2011.

The balance of UPLs was 18% lower than in the same period of 2011 at £2,493 million. The reduction reflects a management decision to selectively market loans to low risk customer segments primarily through the branch network, and with better risk-adjusted margins.

Customer deposits of £152,497 million were 1% higher than in September 2011, with a change in the mix of the book resulting from management’s decision to reduce funding from rate-sensitive retail, private banking and institutional corporate customer deposits. This continued in the nine months of 2012 but was offset by a cross tax year ISA season (current accounts from individuals with fiscal advantages) which successfully raised retail term deposits with an attractive liquidity profile at relatively favourable spreads.

In addition, current account balances grew by around £2,446 million in 2012, reflecting the success in capturing quality customers with the launching of our 1|2|3 Current Account.

The 1|2|3 current account and the credit card provide incentives to customers through cash-back on purchases and household bills. The success of the 1|2|3 proposition helped increase account volumes with 488,000 credit cards and some 695,000 current accounts were opened in the first nine months of 2012.

Medium-term funding issuance amounted to £13,050 million in the first nine months of 2012, with a substantial decline in short-term funding. The issuances covered a range of products at attractive rates across different currencies and term.

Results

Attributable profit for the first nine months of 2012 was £733 million including the extraordinary net profit of £65 million.

Gross income declined to £3,193 million in the first nine months of 2012, from £3,901 million in the same period of 2011.

Net interest income was 22.9% lower, largely due to the negative impacts of the higher cost of funding (both retail deposits and wholesale funding) and from the impact of sustained low interest rates in the spreads of products.

These impacts were partly offset by higher income from SMEs and corporate clients, where business volumes are increasing. Spreads on new loans have also improved, particularly on new mortgages, a product where customers are staying on post-introductory rates for longer.

Net fee income was 4.0% higher, largely due to an uplift in fees and ancillary income from the increase in SME and other corporate lending partially offset by lower personal current account fees.

Gains on financial transactions declined 23.8%, due to the impact of lower market activity.

Operating expenses were well controlled, with expenses broadly unchanged from the same period in 2011, (+0.2%), despite inflation and investment in Corporate Banking and Retail Banking. Investment programmes continued to support the business transformation and provide the underpinning for future efficiency improvements.

The efficiency ratio was 52.8%, an increase from the same period of 2011, largely due to weaker revenues.

Loan-loss provisions rose 26.2% year-on-year but for the third quarter they were 16.9% lower than in the second quarter.

The non-performing loan ratio of 1.94% has remained very stable over the last twelve months (1.86% in September 2011).

The stock of residential properties in possession remained very low at 0.06% of the total portfolio, in line with September 2011. In general, the credit performance of our retail mortgage portfolio was better than that of the sector, according to the Council of Mortgage Lenders (CML).

FINANCIAL REPORT 2012 / JANUARY – SEPTEMBER	39

INFORMATION BY PRINCIPAL SEGMENTS

Latin America (all changes in constant currency)

Attributable profit of EUR 3,306 million (-3.9%):

•	Gross income rose 13.5%, based on net interest income and fee income, the main drivers of profits.

•	Containment in costs (+7.0%). Further gain in efficiency to 37.0%.

•	Pre-provision profit (net operating income) was 17.6% higher.

•	Loan-loss provisions increased 38.7% because of higher lending and some deterioration of the system’s NPLs.

Slower activity, with lending growing 6% and deposits 3%.

Santander generated attributable profit of EUR 3,306 million in the first nine months of 2012, 3.9% less. On a like-for-like basis (sale of the unit in Colombia and insurers and higher minority interests in Brazil and Chile), attributable profit increased 4.0%.

Economic environment

The growth rate of the economies in which Santander operates continued to decelerate in the second quarter to 2.1% year-on-year from 2.8% in the first quarter.

The main reason for this is the weak global economy and its impact on the region’s exports. Latin American exports began to slow down at the beginning of 2012 (-2.3% y-o-y on average for the region in the second quarter).

Domestic demand remained solid, with sustained growth in consumption and investment. Jobs continued to be created and unemployment rates declined. In this context, inflation began to rise a little in the third quarter, though mainly linked to higher food and energy prices. No second-round effects have yet been seen. The region’s average inflation rate rose to 5.8% in September from 5.5% in June, with all countries participating in the increase.

Central banks continued their policies. Brazil cut its interest rates further and those in other countries remained unchanged, while statements were issued showing commitment to price stability.

The improvement in the financial markets in the third quarter and the high liquidity worldwide, caused the main Latin American currencies to strengthen against the dollar (by 1% on average), which will help to control inflation. The Chilean, Mexican and Uruguayan peso appreciated 6%, 4% and 3% respectively, while the Brazilian real remained relatively stable due to central bank intervention to halt its appreciation.

The support measures adopted by the world’s main central banks in recent months triggered significant inflows of foreign capital. The region’s stock of international reserves exceeded $700,000 million at the end of September.

The region’s external position was still very healthy. The current account deficit was expected to be around 2% of GDP in 2012, lower than the estimated inflows of direct foreign investment.

The evolution of the public sector was also favourable, as governments are not making use of fiscal stimulus policies and are letting the automatic stabilisers do their work. The region’s fiscal deficit was close to 2.0% of GDP in 2011, with a primary surplus of around 1.3%. Their public debt ratios are also very moderate, close to 50% of the region’s GDP.

The region’s financial systems have high levels of solvency, liquidity and solid credit quality indicators. The systems continue to register solid growth despite the volatile international scenario.

In the countries where Santander operates (Brazil, Mexico, Chile, Argentina, Uruguay, Peru and Puerto Rico), banking business continued to grow (+14% y-o-y). Lending rose 16%, excluding the exchange rate impact. Loans to individuals increased at a slower pace (+17%): credit cards: +19%; consumer credit: +13%; mortgages: +23% and lending to companies and institutions +15%.

Savings continued to grow (+13%), with demand deposits up 13% and time deposits 6%. In general terms, Brazil’s financial system continued to grow the fastest, followed by Chile and Mexico.

Because of their impact on business and on converting figures into euros, the evolution of interest rates and exchange rates is commented on:

–	Medium- and short-term interest rates, based on the region’s average weighted rate, are lower in 2012 than in 2011.

–	The evolution of results in euros is affected by average exchange rates. Latin American currencies depreciated against the dollar between the first nine months of 2011 and the same period of 2012, while the dollar, the reference currency in Latin America, appreciated 2.8% against the euro. In average terms, the Brazilian real fell against the euro from 2.29 to 2.45, the Chilean peso appreciated from 667 to 626. while the Mexican peso remained stable at 16.9.

Strategy in 2012

The Bank’s strategy is centred on continuing to transform business in order to create more value for our customers, increasing linkage and enhancing the quality of service. Management in the first nine months was focused on growth in fee-paying businesses, capturing deposits from individual customers, selective growth in lending, strengthening the balance sheet in terms of capital, liquidity and active and prudent management of risk, while achieving further gains in efficiency and optimising the installed capacity.

At the end of September, Grupo Santander had 5,987 branches and points of attention in Latin America and 27,564 ATMs.

The total number of customers was 43 million (2.7 million more than in 2011). Grupo Santander has the largest financial franchise in the region. Its business volume is almost double that of its nearest international competitor.

40	JANUARY – SEPTEMBER / FINANCIAL REPORT 2012

INFORMATION BY PRINCIPAL SEGMENTS

Activity and results

The main points in the first nine months are set out below. All year-on-year percentage changes exclude the exchange rate impact.

•	Lending increased 6% over September 2011. Cards increased 18%, while mortgages and consumer credits increased 8%. Commercial credit (companies in all their range and institutions) grew 4%.

•	Deposits (including Brazil’s letras financieras) increased 3% year-on-year. Mutual funds declined 12%.

•	These changes are impacted by the sale of the units in Colombia. Excluding this impact, lending rose 8% and deposits 5%.

•	The Group’s market share in the countries where it operates is 11.6% in lending, 10.2% in deposits and 9.6% in overall business.

•	Net interest income rose 17.8% year-on-year, due to optimum management of volumes and spreads.

•

Fee income increased 4.3%, spurred by those from cards (+14.5%), cash management (+11.5%) and from administration of accounts (+9.0%). Those from foreign trade and insurance decreased 10.3% and 1.9% respectively.

•	Basic revenues increased 14.6% year-on-year.

•	Gains on financial transactions dropped 8.0% year-on-year. This fall was more than offset by growth in basic revenues and produced a 13.5% rise in gross income.

•	Operating expenses grew at a slower pace of 7.0%, driven by new business projects.

•	The efficiency ratio improved by 2.2 percentage points to 37.0% and net operating income was 17.6% higher.

Main focuses in 2012

1	Emphasis on generating revenues with dynamic retail banking and management of spreads.

2	Balanced growth of the balance sheet, focusing on deposits, particularly those from individuals.

3	Efficient use of capital and comfortable liquidity situation with ratios adequate to regulatory requirements.

4	Prudent focus on business risks with intense management of early NPLs and their recovery.

5	Optimisation of the installed capacity and enhanced efficiency.

•	Loan-loss provisions increased 38.7%, as a result of growth in lending, generic provisions, the moderate rise in NPLs in some markets and a rigorous and prudent policy in provisions. Coverage was 90%.

•	Profit before tax rose 1.2% due to the larger loan-loss provisions.

•	Higher taxes and minority interests (sale of equity stakes in Brazil and Chile) left attributable profit 3.9% lower than in the first nine months of 2011.

•	Retail Banking’s net profit increased 3.3%, driven by gross income (+16.4% y-o-y) but this did not offset the larger provisions. Global Wholesale Banking’s net profit was 3.1% lower.

FINANCIAL REPORT 2012 / JANUARY – SEPTEMBER	41

INFORMATION BY PRINCIPAL SEGMENTS

Latin America. Main Units

EUR MIllion

	Brazil			Mexico			Chile
	J-S’12	J-S’11	Var (%)	J-S’12	J-S’11	Var (%)	J-S’12	J-S’11	Var (%)
Income statement
Net interest income	9,866	8,847	11.5	1,480	1,241	19.3	1,255	1,112	12.8
Net fees	2,372	2,476	(4.2)	544	461	18.1	339	323	4.9
Gains (losses) on financial transactions	596	691	(13.8)	68	103	(33.6)	96	69	38.4
Other operating income (1)	(74)	(152)	(51.1)	(28)	(4)	603.2	9	40	(76.0)
Gross income	12,759	11,862	7.6	2,065	1,801	14.7	1,699	1,544	10.1
Operating expenses	(4,389)	(4,386)	0.1	(790)	(718)	10.0	(683)	(602)	13.5
General administrative expenses	(3,971)	(3,921)	1.3	(705)	(637)	10.7	(613)	(535)	14.7
Personnel	(2,214)	(2,164)	2.3	(389)	(350)	11.3	(386)	(339)	13.7
Other general administrative expenses	(1,757)	(1,757)	0.0	(316)	(287)	9.9	(228)	(196)	16.5
Depreciation and amortisation	(418)	(465)	(10.2)	(85)	(81)	5.1	(70)	(67)	3.9
Net operating income	8,371	7,477	12.0	1,274	1,082	17.8	1,016	942	7.9
Net loan-loss provisions	(4,730)	(3,539)	33.6	(308)	(252)	22.2	(416)	(291)	42.9
Other income	(709)	(783)	(9.5)	33	54	(37.9)	(1)	26	—
Profit before taxes	2,932	3,154	(7.0)	1,000	884	13.1	599	677	(11.5)
Tax on profit	(781)	(789)	(1.0)	(166)	(151)	9.8	(80)	(78)	3.4
Profit from continuing operations	2,151	2,365	(9.1)	833	732	13.8	518	599	(13.5)
Net profit from discontinued operations	—	—	—	—	—	—	—	—	—
Consolidated profit	2,151	2,365	(9.1)	833	732	13.8	518	599	(13.5)
Minority interests	462	392	17.8	1	1	14.0	156	132	17.8
Attributable profit to the Group	1,689	1,973	(14.4)	832	731	13.8	362	466	(22.3)

Balance sheet
Customer loans (2)	75,293	71,736	5.0	21,545	17,477	23.3	30,043	25,176	19.3
Trading portfolio (w/o loans)	9,265	13,327	(30.5)	12,811	14,377	(10.9)	1,717	3,283	(47.7)
Available-for-sale financial assets	15,553	18,221	(14.6)	3,329	2,514	32.4	2,887	3,512	(17.8)
Due from credit institutions (2)	12,384	9,818	26.1	7,075	7,462	(5.2)	3,773	2,860	31.9
Intangible assets and property and equipment	3,361	3,469	(3.1)	336	339	(1.0)	365	326	12.2
Other assets	34,323	42,127	(18.5)	4,957	3,890	27.4	3,530	3,405	3.7
Total assets/liabilities & shareholders’ equity	150,179	158,697	(5.4)	50,053	46,058	8.7	42,315	38,563	9.7
Customer deposits (2)	69,588	71,211	(2.3)	24,162	19,615	23.2	23,192	19,305	20.1
Marketable debt securities (2)	18,812	15,379	22.3	1,343	1,504	(10.7)	6,329	5,174	22.3
Subordinated debt (2)	4,459	4,230	5.4	—	—	—	1,175	1,223	(3.9)
Insurance liabilities	—	8,178	(100.0)	—	428	(100.0)	—	333	(100.0)
Due to credit institutions (2)	19,576	24,777	(21.0)	6,732	10,009	(32.7)	4,954	4,874	1.6
Other liabilities	25,566	24,800	3.1	14,385	10,253	40.3	4,525	5,430	(16.7)
Shareholders’ equity (3)	12,179	10,123	20.3	3,431	4,248	(19.2)	2,138	2,224	(3.9)
Other customer funds under management	35,744	44,481	(19.6)	10,579	9,765	8.3	4,751	4,712	0.8
Mutual funds	32,577	40,623	(19.8)	10,579	9,545	10.8	4,751	4,635	2.5
Pension funds	—	—	—	—	—	—	—	—	—
Managed portfolios	3,167	3,449	(8.2)	—	—	—	—	—	—
Savings-insurance policies	—	410	(100.0)	—	220	(100.0)	—	77	(100.0)
Customer funds under management	128,602	135,300	(5.0)	36,084	30,884	16.8	35,447	30,414	16.5

(1).- Including dividends, income from equity-accounted method and other operating income/expenses

(2).- Including all on-balance sheet balances for this item

(3).- Not including profit of the year

Latin America. Results

EUR MIllion

	Gross income			Net operating income			Attributable profit
	J-S’12	J-S’11	Var (%)	J-S’12	J-S’11	Var (%)	J-S’12	J-S’11	Var (%)
Brazil	12,759	11,862	7.6	8,371	7,477	12.0	1,689	1,973	(14.4)
Mexico	2,065	1,801	14.7	1,274	1,082	17.8	832	731	13.8
Chile	1,699	1,544	10.1	1,016	942	7.9	362	466	(22.3)
Argentina	905	660	37.1	483	337	43.3	237	205	15.6
Uruguay	172	118	45.4	58	28	110.6	37	13	186.9
Puerto Rico	276	255	8.2	134	131	3.0	39	26	49.2
Rest	127	235	(45.9)	15	55	(73.5)	(1)	7	—
Subtotal	18,003	16,474	9.3	11,351	10,051	12.9	3,196	3,422	(6.6)
Santander Private Banking	242	219	10.4	136	125	9.3	110	106	3.8
Total	18,245	16,694	9.3	11,487	10,175	12.9	3,306	3,528	(6.3)

42	JANUARY – SEPTEMBER / FINANCIAL REPORT 2012

INFORMATION BY PRINCIPAL SEGMENTS

Brazil (all changes in local currency)

Attributable profit of EUR 1,685 million (-8.5%)

•	Greater activity and management of spreads produced growth of 15.5% in basic revenues.

•	Expenses rose 6.9% because of the greater distribution capacity and the review of collective bargaining agreements.

•	Net operating income rose 19.6%.

•	Larger provisions (+42.8%) from the growth in lending and the moderate rise in system’s NPLs.

Lending grew 10% and deposits 4%, including letras financieras.

Santander Brazil posted attributable profit of EUR 1,689 million, 14.4% less than in the first nine months of 2011 (-8.5% in local currency), partly affected by higher minority interests. Profit before tax remain virtually unchanged in local currency.

Profit before tax was 5.1% higher quarter-on-quarter and 7.5% over the second quarter of 2012, underpinned by the reduction in loan-loss provisions (-11.6%).

Santander Brazil is the third largest private sector bank in terms of assets and the leading foreign bank, with a market share of 10.0% in lending. It operates in the main regions of the country, with 3,782 branches and points of banking attention, 17,839 ATMs and 26.8 million customers, 20.5 million of whom have current accounts.

Economic environment

Economic activity picked up. The IBC-Br index of economic activity, which has a high correlation with GDP, registered stronger growth.

The car industry was also significantly better in August. The increase in sales, as a result of the IPI reduction, well above that of car output, left the stock well below the historic average.

The unemployment rate in August was 5.3%. Real incomes rose 2.3% in the last 12 months. In the first eight months of 2012, there were 1,101,768 new jobs created.

Inflation was 5.3% in September, a slightly lower rate than in September 2011 (7.3%).

In order to improve the distribution of liquidity and simplify the structure of the legal reserve requirement for banks’ deposits, the central bank announced on September 14 a reduction in the remunerated part (to the benchmark rate) for demand deposits (from 6% to 0%) and from 12% to 11% for time deposits.

These measures should release in the coming months around BRL 30,000 million from the current stock of BRL 380,000 million.

The central bank also continued to cut interest rates, to 7.25% in October (an historic low).

The year-on-year pace of lending (+17% to August) softened. The growth for Brazilian private sector banks was 8%, 14% for foreign banks and 27% for state banks.

Deposits increased 7%, maintaining their growth.

Strategy

The strategy is based on the following objectives:

•

Be the best bank in quality of service, backed by the strength of the IT platform. This has improved according to the latest complaints ranking of the central bank. Santander Brazil is not among the most complained about entities.

•	Intensify relations with customers by improving infrastructure; 90 new branches were opened in the last twelve months (within the 2011-2013 target).

•

Strengthen business in key segments. The SMEs portfolio increased 25% year-on-year. In cards, the bank has 47 million credit and debit cards. In acquiring business, the bank has a leadership position and the focus on real estate lending and consumer is being maintained, in addition to boosting cross-selling.

•	Continue to construct and strengthen the Santander brand in Brazil.

•	All of this accompanied by prudent risk management.

In the acquiring business, Santander Brazil was the first bank to combine these services with banking ones, offering a very attractive product for SMEs. The results continued to be positive. In September, the bank reached 364,000 shops.

The balances of credit cards at the end of September were 19% higher than a year earlier and market share was 13.2%. In auto finance for individual clients, volumes increased 11% in a year and were spurred by commercial agreements (Hyundai, Renault, Nissan, Peugeot, etc). Market share was 16%.

The bank received the Prêmio Época Empresa Verde award for sustainability from the Globo publishing house when it was chosen as the greenest bank. Santander is one of 20 companies with the best environmental practices.

Activity

Lending remained high (+10% y-o-y) and in all segments:

•	Individuals: +13%.

•	Consumer finance (vehicles): +11%.

•	SMEs: +25%.

•	Large companies: +6%.

FINANCIAL REPORT 2012 / JANUARY – SEPTEMBER	43

INFORMATION BY PRINCIPAL SEGMENTS

Lending growth, however, slowed in the third quarter, in line with the market’s trend. The increase in loans to individuals and SMEs was partly offset by the drop in that to companies.

Deposits (excluding repos) remained unchanged and 4% including letras financieras, an instrument that gives greater stability to the capturing of funds. Mutual funds declined 16%. The market share in loans was 10.0% (12.1% in unrestricted lending) and 7.7% in deposits.

Results

Gross income (all changes in local currency) maintained the level of the second quarter and increased 14.9% in the first nine months to EUR 12,759 million.

The main component of growth was net interest income (+19.2% y-o-y), spurred by larger volumes and active management of spreads in an environment of lower interest rates.

Net interest income over average total assets improved from 7.22% in the third quarter of 2011 to 8.42% in the same period of 2012.

Fee income rose 2.4% year-on-year. Of note was that from mutual funds and cards, which increased 7.3% and 21.7%, respectively.

Gains on financial transactions were EUR 596 million (-7.9% year-on-year).

Operating expenses grew 6.9% year-on-year. This was due to investments and new branches (+90 in 12 months) and the signing of the collective bargaining agreements in the fourth quarter of 2011 and the third quarter of 2012.

The 4.0% rise in operating expenses over the second quarter was mainly due to the signing of the collective bargaining agreement.

Net operating income rose 19.6% to EUR 8,371 million.

The efficiency ratio was 34.4%, an improvement of 2.6 percentage points over the first nine months of 2011.

Provisions for loan losses were 42.8% higher, due to the increase in lending balances and a moderate rise in the system’s NPLs of individual borrowers, mainly in consumer products and cards. Provisions were 11.6% lower than in the second quarter.

The NPL ratio was 6.79% and coverage 92%, (+2 p.p. in the quarter).

Profit before tax was 0.7% lower at EUR 2,932 million.

The higher tax charge and minority interests produced attributable profit of EUR 1,689 million, 8.5% less than in the first nine months of 2011.

Retail Banking’s attributable profit was 3.7% lower, Global Wholesale Banking’s declined 12.9% and that of Asset Management and Insurance was down 26.7%.

Before tax and minority interests profit was 7.3% higher in Retail Banking, 10.9% lower in Global Wholesale Banking and 18.1% in Asset Management and Insurance.

44	JANUARY – SEPTEMBER / FINANCIAL REPORT 2012

INFORMATION BY PRINCIPAL SEGMENTS

Mexico (all changes in local currency)

Attributable profit of EUR 832 million (+14.0%)

•	Gross revenues increased for the seventh straight quarter (+19.1% y-o-y).

•	Efficiency improved by 1.6 p.p., thanks to stronger revenues. Operating expenses rose 10.2%.

•	Provisions rose +22.4% fuelled by lending growth and the NPL ratio remained below the sector’s average.

Activity remained strong: lending increased 10% and deposits 14%.

Attributable profit was 13.8% higher year-on-year at EUR 832 million (+14.0% in local currency). Results improved in quality and recurrence. Basic revenues increased 19.1%, based on optimum management of spreads and fee income, and spurred double digit growth in gross and net operating income and in profits.

Santander is the third largest banking group in Mexico by business volume, with a market share in loans of 16.2% and 15.1% in savings. It has 1,123 branches and 9.6 million customers.

In September, the Group made a public offering of 24.9% of Banco Santander Mexico, which valued the bank at EUR 12,730 million. This operation was the largest in Mexico.

Economic environment

GDP growth remained high in the second quarter (+4.1%
y-o-y, although easing a little in comparison with the 4.5% of the previous quarter). External demand made a positive contribution of 0.7 p.p., thanks to buoyant exports (over 6% year-on-year in real terms). Domestic demand eased from growth of close to 5% in previous quarters, but remained at more than 3%. Employment rose 4.7% year-on-year (almost 720,000 new jobs in the last 12 months).

Inflation was 4.8% in September and above the central bank’s target band. Core inflation (which excludes the volatile components) was 3.6% and medium-term expectations anchored at below 4%. The peso appreciated 4.4% against the dollar in the third quarter (+8.6% since the end of 2011).

The financial system remained solid, liquid and with good risk quality indicators. The international environment has not hit banking activity, which continued to be dynamic. Lending grew 13% (spurred by buoyant consumption) and savings 9%.

Strategy

The strategy of greater development of retail banking continued, focused on boosting the commercial relationship with customers.

Market shares in demand deposits and consumer credit were increased. Santander consolidated its position as the bank for SMEs, with a clear and differentiated customer attention and credit model. In mortgages, the bank is the leader in granting them to the medium income and residential segments. This strategy includes a strong focus on efficiency and risk management.

Activity and results

Lending grew 10% year-on-year. Consumer credit rose 28%, cards 29%, mortgages 11% and commercial credit 6%.

Savings increased 8% year-on-year with deposits growing 14%, (demand deposits up 18% and time deposits 9%) while mutual funds dropped 1%.

In results (all changes in local currency), gross income increased 14.8% year-on-year and net interest income 19.5%. Fee income rose 18.3%, with a positive performance in insurance (+29.3%) and administration of accounts (+18.5%), while that from cards was virtually unchanged and from mutual funds 2.1% lower.

Operating expenses rose 10.2%, reflecting the new commercial projects and greater installed capacity. Loan-loss provisions rose 22.4%, with risk premiums at very low levels. Net operating income after provisions increased 16.6% year-on-year.

Attributable profit, after provisions and taxes, was 14.0% higher at EUR 832 million. Retail Banking’s increased 11.0%, largely thanks to net interest income. Global Wholesale Banking’s profit increased 48.2%, due to good results from markets and clients treasury.

The efficiency ratio was 38.3%, the recurrence ratio 77.1% and ROE 26.1%. The NPL ratio (1.69%) and coverage (175%) underscored the good credit quality.

FINANCIAL REPORT 2012 / JANUARY – SEPTEMBER	45

INFORMATION BY PRINCIPAL SEGMENTS

Chile (all changes in local currency)

Attributable profit of EUR 362 million (-27.0%):

•	Basic revenues rose 4.3% impacted by lower inflation.

•	Operating expenses (+6.6%) slowind down over previous quarters.

•	Net operating income rose 1.3% year-on-year.

•	Lower profit was due to higher loan loss provisions (+34.2%), in line with the market’s trend.

Deposits increased 5% and lending rose 4%, affected by more rigorous risk criteria.

Attributable profit was EUR 362 million, 22.3% less
(-27.0% in local currency). On a like-for-like basis, excluding the perimeter impact, the decline in local currency was 12.5%, impacted by provisions, as net operating income was 3.9% higher.

In the third quarter over the second quarter of 2012, the attributable profit declined due to the impact on net interest income of the sharp fall of inflation and the larger loan-loss provisions.

Santander is the largest financial group in Chile in terms of assets. It has 496 branches and more than 3.4 million customers and market shares of 19.5% in loans and 17.5% in savings.

Economic environment

The economy grew more strongly in the second quarter (+5.5% y-o-y compared to +5.3% in the first quarter of 2012). Both investment and private consumption grew at high rates, countering the negative evolution of external demand.

Inflation eased to 2.8% in September, well below the 3.3% recorded a year earlier. The central bank held its benchmark rate at 5% after cutting it by 25 b.p. in January.

Lending rose 14% in the last 12 months, spurred by consumer credit and loans to companies. Savings increased 13%, a little higher because of the rise in time deposits.

Strategy in 2012

The strategy focused on maintaining market leadership in a context of strong pressure on spreads, due to increased competition and tougher market regulation.

Active management of risks in all phases of the lending cycle (admission, monitoring and recoveries) was one of the main priorities combined with the focus on deposits and developing new attention models and value offers for our priority segments.

Activity and results

Deposits rose 5% in the last 12 months. Activity was centred on growth in retail deposits: demand ones increased 2% and time 7%. Mutual funds declined 11%.

Lending increased 4% year-on-year, with credit cards up 6%, mortgages and consumer 4%, and commercial credit 5%.

In results (and always in local currency), gross income rose 3.4% year-on-year. Net interest income increased 6.0%, spurred by better prices.

Fee income was almost flat (-1.4%). That from foreign trade rose 9.3% and from wholesale banking 19.3%, while from insurance it dropped 12.9%, from cards 4.9% and from mutual funds 14.4%.

Gains on financial transactions jumped 30.0% year-on-year due the sale of an ALCO portfolio.

Operating expenses rose 6.6% year-on-year, a slower pace than in previous quarters.

Growth in loan-loss provisions increased 34.2% (+19.2% over the third quarter of 2011) due to larger NPLs and in general terms to larger provisions made by the whole sector.

Profit before tax was 16.9% lower at EUR 599 million.

Attributable profit, after deducting taxes and minority interests (higher due to the share placement at the end of 2011), dropped 27.0% to EUR 362 million.

By segments, Retail Banking’s net profit was 16.2% lower, Global Wholesale Banking’s 10.5% and Asset Management and Insurance 54.1%.

The efficiency ratio was 40.2%, the recurrence ratio 55.2% and ROE 21.0%. The NPL ratio was 5.00% and coverage 61%.

46	JANUARY – SEPTEMBER / FINANCIAL REPORT 2012

INFORMATION BY PRINCIPAL SEGMENTS

• Argentina

Attributable profit was EUR 237 million, 15.6% higher (+14.8% in local currency).

Santander Río is one of the country’s leading banks, with market shares of 8.7% in lending and 9.4% in savings. It has 372 branches and 2.5 million customers.

The economy shows greater signs of slowing down in 2012 and GDP growth is forecasted at 2.2%. Inflation is still around 10%, while interest rates rose in the third quarter of 2012 (Badlar rate of private banks at 14%-15% compared with the average rate of 12% in the second quarter). The peso depreciated 5.2% against the dollar in the third quarter and 8.3% in the first nine months. International reserves stood at $45,400 million in September, $1,200 million less than at the start of the year.

The banking system is strong (NPL ratio of 1.5% and coverage of 146%) and has high levels of liquidity and a capital ratio of 16.6%. Savings rose 25% and lending 31%.

Grupo Santander maintained the strategy of maximising the franchise through greater linkage and customer transactions. The customer attention model continued to be fine-tuned, enhancing the quality of service and satisfaction as a way to generate greater linkage and loyalty. The whole risk cycle continued to be managed rigorously, which is reflected in good NPL and coverage ratios.

Lending grew 20% and savings increased 13%.

In local currency, gross income rose 36.2% year-on-year, driven by net interest income (+47.3%) and fee income (+24.1%). Operating expenses rose 29.8%, due to inflation and the growth in transactions. Net operating income increased 42.3% and attributable profit less so (14.8%), because of the higher tax rate. The efficiency ratio was 46.6%, the recurrence ratio 87.7% and ROE 43.1%. The NPL ratio was 1.63% and coverage 155%.

• Uruguay

Attributable profit was EUR 37 million, 186.9% higher (+179.8% in local currency), partly due to a change in the perimeter following the purchase of a consumer finance unit in August 2011. Gross income rose 41.8%, driven by net interest income and fee income. Expenses increased 22.3% and provisions 12.1%.

Santander is the largest private sector bank in the country in terms of branches (83) and business (market shares of 18.0% in lending and 15.3% in deposits) and has 252,000 customers.

The economy grew 4% in the first half of 2012, down from 5.8% in 2011 and due to weaker exports as domestic demand, both consumption and investment, continued to grow strongly.

Inflation increased to 8.6% in September, still above the central bank’s target range of 4%-6%. The bank increased its benchmark rate to 9% (+25 b.p.) at its September meeting. The peso appreciated 3.1% against the dollar in the third quarter (although it depreciated 5.2% so far this year). The stock of international reserves ($12,800 million at the end of September) underscored the solid international position.

In local currency, the system’s lending rose 27% and deposits 26%.

The Group is focusing on greater penetration of the retail and SMEs customers, by capturing and linking new ones, particularly high and medium income customers.

Its lending rose 29% and deposits 17%. The efficiency ratio is 66.1% and the recurrence ratio 33.0%. The NPL ratio is very low at only 0.70% and coverage is very high at 397%.

• Puerto Rico

Attributable profit was EUR 39 million (+35.8% y-o-y in dollars). Net operating income after provisions was 9.4% higher, as provisions were 19.8% lower.

Santander Puerto Rico has 121 branches, 516,000 customers and market shares of 10.3% in loans, 11.9% in deposits and 23.2% in mutual funds.

After six years in recession, the economy is beginning to recover and is expected to grow around 1% in 2012.

In this context, the Group stands out for its profitability, good credit quality, the product of rigorous risk management (solvent borrowers), adequate capital ratios and solid liquidity indicators.

The efficiency ratio is 51.2% and the recurrence ratio 41.7%. The NPL ratio is 8.46% and coverage 60%.

• Peru

Activity is focused on companies and tending to the Group’s global customers. Attributable profit was EUR 11 million, up from EUR 8 million in the same period of 2011, due to higher net interest income and fee income.

FINANCIAL REPORT 2012 / JANUARY – SEPTEMBER	47

INFORMATION BY PRINCIPAL SEGMENTS

United States

Santander US includes retail banking, via Sovereign Bank, and consumer finance business through its stake in Santander Consumer USA (SCUSA).

Attributable profit was $747 million, 30.1% lower year-on-year because of:

•	the reduced stake in SCUSA.

•	an impact on Sovereign’s results of $127 million from the charge made in the quarter to remunerate the Trust PIERS issue.

Sovereign Bank’s commercial focus is reflected in core lending (+8%) and deposits (+5%).

NPL ratio (2.31%) and coverage (110%) improved in the last twelve months.

The perimeter of Santander US corresponds to Santander Holdings USA (SHUSA), a bank holding company with two distinct lines of business: retail banking, via its subsidiary Sovereign Bank, and consumer finance business through its stake in Santander Consumer USA Inc. (SCUSA).

Sovereign Bank is a national bank with a strong presence in the northeast of the US. SCUSA is based in Dallas and specialises in consumer finance, mainly cars, in the non-prime segment.

On December 31, 2011, SCUSA increased its capital to allow in new shareholders. This reduced Grupo Santander’s stake from 91.5% to around 65%. SHUSA also signed with these shareholders a contract of partners under which, among other things, they were given representation on the board of SCUSA and a voting system was established so that strategic, financial and operating and other significant decisions associated with the ordinary management of SCUSA are subject to the joint approval of Grupo Santander and said shareholders. As a result, SCUSA is subject to the joint control of all of them and the Group no longer consolidates the company. Instead its stake in it is recorded by the equity accounted method.

In order to be able to compare properly Santander US results with those of 2011, the results of SCUSA were restated on the basis of the equity accounted method (with a stake of 91.5%). In the information published in 2011, these results were integrated into Santander Consumer Finance in Continental Europe.

Santander US posted an attributable profit of $747 million in the first nine months, 30.1% less than in the same period of 2011.

The third quarter results are impacted by the charge made in relation to Trust Piers because of the court ruling to remunerate a coupon higher than what was being accrued.

This court issued a recommendation that the interest rate be reset at 13.61%. Thus, using a prudent criteria, a charge of $127 million was recorded in results. The Group has made provisions for the estimated loss related to this process.

Grupo Santander intends to appeal the court’s decision which declared that the acquisition was a change of control, as well as seek payment of damages.

Economic environment

Sovereign conducted its activity in an environment of moderate growth, although the latest indicators point to a slight slowdown. In this environment, the Fed held its low interest rates and implemented other unconventional stimulus measures.

The second quarter figures for banks showed moderate growth on lending to companies (+1.4% over the first quarter, including real estate). Consumer credit, after several quarters of stable balances, fell in the first quarter and picked up a little in the second quarter (+1.3%). In deposits, growth in those of the greatest availability (+1.1% over the first quarter) as well as in time deposits (+0.7%).

In auto finance, demand was stronger for new and used cars, with historically high prices. These positive conditions will be softened by the greater competition in this market and the consequent normalisation of prices.

Strategy

Sovereign Bank, with 722 branches, 2,195 ATMs and more than 1.7 million customer-households, is developing a business model focused on retail customers and companies. Its activity, close to $100 billion, is carried out in the northeast of the US, one of the country’s most prosperous areas, where it has significant market shares.

The conversion of Sovereign into a national bank in the first quarter of 2012 was followed in the second quarter by the migration to the Group’s IT system (Santander IT Core) of the systems for deposits, consumer loans, payments and internal transfers. In the third quarter, this technological improvement, combined with the change in the charter, is allowing the transformation from a mainly single product bank into a universal franchise with a full range of products, improving both the offer capacity as well as the penetration of customer segments.

Sovereign Bank

US$ Million

			Variation
	Jan-Sep’12	Jan-Sep’11	Amount	(%)
Gross income	2,207	2,261	(55)	(2.4)
Net operating income	1,092	1,272	(180)	(14.2)
Attributable profit to the Group	416	554	(138)	(25.0)

48	JANUARY – SEPTEMBER / FINANCIAL REPORT 2012

INFORMATION BY PRINCIPAL SEGMENTS

The strategy of SCUSA is to continue the origination, purchase and securitisation of credits for new and used cars and work vehicles generated by brand dealers for customers with non-prime and near-prime risk profiles. SCUSA recently announced greater lending to prime segments, a very important market for its size with lower spreads but reduced NPLs.

SCUSA also developed a platform of direct credits to clients via Internet (Roadloans.com) and a very efficient instant approval operation of portfolio servicing to other companies with prime to non-prime portfolios, be they purchase operations or service for third parties.

Activity

Sovereign Bank, taking advantage of the new charter enabling it to expand, made more progress in developing new businesses and products.

The integration of new GBM teams boosted activity, reflected in growth in lending which almost doubled in year-on-year terms, and in revenues where the results of the first nine months doubled those of the same period of 2011.

In companies, the creation in the fourth quarter of 2011 of two new sectors (energy and technology), together with the experience in real estate, enabled the number of customers to keep on growing. Of note was the growth in commercial and industrial loans.

In the retail segment further steps were taken to improve the branch network as a fundamental part of developing the franchise, combining the capturing of new staff with improving, via the STARR programme, the skills of current employees. At the end of September, 484 branches had started the programme and 63% of branches already have the STARR certificate. There has also been further development of alternative channels such as ATMs, online banking and call centres.

Sovereign Bank’s loans and funds increased. In dollars, lending rose 4% over the end of 2011 and 6% year-on-year (+8% excluding the non-strategic portfolio). The improvement in the composition of the portfolio combined with strict risk management produced a further fall in the NPL ratio to 2.21% and an increase in coverage to 115%.

Customer deposits rose 5% year-on-year. The focus on capturing deposits, coupled with management of issues and wholesale funding, reduced the cost of funding (excluding the Trust Piers impact).

SCUSA continued to notch up records in new lending and maintain spreads. This evolution coupled with the incorporation of a new portfolio at the end of 2011, produced 16% growth year-on-year in lending.

Results

As regards the evolution of Sovereign Bank (local currency) net interest income declined 7.0% year-on-year, as it was impacted by lower long-term interest rates and the reduction of the non-strategic portfolio. Fee income dropped 9.5% after absorbing significant regulatory impacts.

On the other hand, gross income remained unchanged from the first nine months of 2011, fuelled by better gains on financial transactions, as a result of higher origination and mortgage sales and also greater market activity from wholesale clients.

Operating expenses grew 12.7%, reflecting the investments in technology, the sales teams and the regulatory compliance needed to take advantage of the new status of a national bank. Net loan-loss provisions (-28.4%) underscored the improvement in credit quality, lower NPLs and higher coverage.

Moreover, and as already mentioned, the quarter registered the extraordinary charge made after the court ruling related to Trust Piers. This had a negative impact net of taxes of $127 million and thus attributable profit was 25.0% lower than in the same period of 2011, at $416 million.

In local criteria, SCUSA offered solid trends: higher revenues from larger volumes, as well as expenses and provisions in line with the greater activity and the forecasts of economic slowdown.

The contribution of SCUSA to the consolidated results was $332 million. This lower contribution compared to 2011 was due largely to two effects:

•	On the one hand, the reduction in the Group’s stake to 65% at the end of 2011 (reducing the contribution by $133 million).

•	On the other, the release of provisions in the first quarter of 2011 as a result of the better evolution of the portfolios previously acquired.

Excluding these two effects, its contribution would be the same as in 2011.

FINANCIAL REPORT 2012 / JANUARY – SEPTEMBER	49

INFORMATION BY PRINCIPAL SEGMENTS

Corporate Activities

EUR MIllion

			Variation
	Jan-Sep’12	Jan-Sep’11	Amount	(%)
Income statement
Net interest income	(1,782)	(1,678)	(105)	6.3
Net fees	(25)	(10)	(15)	144.7
Gains (losses) on financial transactions	411	370	40	10.9
Dividends	45	41	4	8.8
Income from equity-accounted method	(84)	2	(86)	—
Other operating income/expenses (net)	91	105	(13)	(12.9)
Gross income	(1,345)	(1,170)	(175)	15.0
Operating expenses	(707)	(655)	(52)	8.0
General administrative expenses	(594)	(564)	(31)	5.4
Personnel	(183)	(236)	52	(22.2)
Other general administrative expenses	(411)	(328)	(83)	25.3
Depreciation and amortisation	(113)	(91)	(22)	24.0
Net operating income	(2,052)	(1,824)	(228)	12.5
Net loan-loss provisions	(51)	40	(91)	—
Other income	(357)	(351)	(6)	1.6
Ordinary profit before taxes	(2,460)	(2,135)	(325)	15.2
Tax on profit	159	339	(181)	(53.2)
Ordinary profit from continuing operations	(2,301)	(1,796)	(505)	28.1
Net profit from discontinued operations	0	(19)	19	—
Ordinary consolidated profit	(2,301)	(1,814)	(487)	26.8
Minority interests	(25)	2	(27)	—
Ordinary attributable profit to the Group	(2,277)	(1,817)	(460)	25.3
Extraordinary net capital gains and provisions	(2,526)	—	(2,526)	—
Attributable profit to the Group	(4,803)	(1,817)	(2,986)	164.4

Balance sheet
Trading portfolio (w/o loans)	10,476	4,842	5,634	116.3
Available-for-sale financial assets	28,594	19,806	8,788	44.4
Investments	855	959	(105)	(10.9)
Goodwill	25,178	25,914	(735)	(2.8)
Liquidity lent to the Group	1,297	15,621	(14,325)	(91.7)
Capital assigned to Group areas	70,725	67,798	2,927	4.3
Other assets	84,121	91,989	(7,868)	(8.6)
Total assets/liabilities & shareholders’ equity	221,246	226,930	(5,684)	(2.5)
Customer deposits (1)	578	11,981	(11,403)	(95.2)
Marketable debt securities (1)	65,139	61,382	3,757	6.1
Subordinated debt (1)	4,712	8,973	(4,261)	(47.5)
Other liabilities	71,007	69,612	1,395	2.0
Group capital and reserves (2)	79,811	74,982	4,829	6.4
Other customer funds under management	—	—	—	—
Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—
Customer funds under management	70,429	82,336	(11,907)	(14.5)

(1).-	Including all on-balance sheet balances for this item
(2).-	Not including profit of the year

50	JANUARY – SEPTEMBER / FINANCIAL REPORT 2012

INFORMATION BY PRINCIPAL SEGMENTS

Corporate Activities

EUR 4,803 million loss (EUR 1,817 loss in 2011).

This evolution was determined by the extraordinary provisions made in the second and third quarters: EUR 2,526 million net of capital gains and taxes to improve the quality of real estate exposure in Spain.

Excluding this impact, the loss for this area was EUR 2,277 million.

The area made a loss of EUR 4,803 million compared to one of EUR 1,817 million in the first nine months of 2011.

The financial management area carries out global balance sheet management functions, both for structural interest rate risk and liquidity risk (the latter through issues and securitisations), as well as the structural position of exchange rates:

•

Interest rate risk is actively managed by taking positions in the market. This management seeks to mitigate the impact of changes in interest rates on net interest income, and is carried out via bonds and derivatives of high credit quality, high liquidity and low consumption of capital.

•

The aim of structural liquidity management is to finance the Group’s recurring activity in optimum maturity and cost conditions, while maintaining an appropriate profile (in volumes and maturities) by diversifying sources.

•

The exposure to exchange rate movements is also managed on a centralised basis. This management (dynamic) is carried out through financial derivatives for exchange rates, optimising at all times the cost of hedging.

In this sense, hedging of net investments in the shareholders’ equity of businesses abroad aims to neutralise the impact on them of converting to euros the balances of the main consolidated entities whose functional currency is not the euro. The Group’s policy considers it necessary to immunise the impact which, in situations of high volatility in the markets, sharp movements in exchange rates would have on these exposures of a permanent nature. The currently hedged investments are those in Brazil, the UK, Mexico, Chile and Poland, and the instruments used are spot contracts, FX forwards or tunnel options.

Meanwhile, exposures of a temporary nature (i.e. those regarding the results which the Group’s units will contribute over the next 12 months), when they are in currencies other than the euro, are also hedged on a centralised basis. These results, generated in the local currencies of the units, are hedged with exchange-rate derivatives. The objective is to establish the euros resulting from the exchange rate at the beginning of the year.

The impact of the hedging is registered in gains/losses on financial transactions and the hedging of results compensates, with an opposite sign, the greater or lesser value in euros from the contribution of businesses.

Separately from the financial management activities described here, the area also manages all capital and reserves and allocations of capital to each of the units as well as providing liquidity that some of the business units might need (mainly the Santander Branch Network and corporate in Spain). The price at which these operations are carried out is the market rate (euribor or swap) plus the premium, which, in terms of liquidity, the Group supports due to the immobilisation of funds during the period of the operation.

Lastly, and more marginally, the equity stakes that the Group takes within its policy of optimising investments are reflected in Corporate Activities.

The main developments were:

•

Net interest income was EUR 1,782 million negative compared to EUR 1,678 million also negative in the first nine months of 2011. This comparison incorporates a negative impact in 2012 the higher cost of credit of issues in wholesale markets, which was partially absorbed by the reduced recourse to these markets (directly related to the lower funding needs of the commercial gaps), i.e. the volume effect, and partly by the higher volume of ALCO portfolios.

•

Gains on financial transactions, which include those from centralised management of interest rate and currency risk of the parent bank as well as from equities, were EUR 411 million positive compared to EUR 370 million also positive in the same period of 2011. Of note were the results from management of liabilities funds in 2012 and the positive exchange rate variations in 2011.

•

Operating expenses rose 8.0% year-on-year, due to the net effect between a decline of 22.2% in personnel costs and the rise in general administration costs, partly linked to higher indirect taxes and higher amortizations.

•	Net loan-loss provisions were EUR 51 million compared to a release of EUR 40 million in the first nine months of 2011.

•	“Other income” was EUR 357 million negative compared to EUR 351 million also negative in 2011 and mainly due to provisions for foreclosures (properties and land).

•

Lastly, the tax line reflects a recovery of EUR 159 million compared to EUR 339 million in the same period of 2011, due to the difference between the taxes recorded from businesses in Spain and the consolidated tax settlement.

FINANCIAL REPORT 2012 / JANUARY – SEPTEMBER	51

INFORMATION BY SECONDARY SEGMENTS

Retail Banking

Attributable profit was EUR 4,872 million, (-8.8%):

•	Net interest income grew 6.9% and net fee income 0.4%, while the contribution by the equity accounted method was less (perimeter of SCUSA).

•	Gross income in the quarter surpassed EUR 10,000 million for the third straight quarter.

•	Operating expenses rose 5.0% year-on-year, because of new business projects and the increase in installed capacity.

•	Loan-loss provisions rose 29.0%, due to NPLs sliding upwards in some financial systems.

Attributable profit was EUR 4,872 million in the first nine months, 8.8% lower than in the same period of 2011, reflecting a positive extraordinary impact of EUR 80 million in the UK.

Excluding this impact, recurring attributable profit was EUR 4,791 million, 10.3% less, largely due to higher loan-loss provisions. Net operating income rose 4.8%.

This unit accounts for 88% of the Group’s operating areas gross income and 74% of the ordinary attributable profit.

Compared to the first nine months of 2011, profits were 4 p.p. negatively affected by the perimeter effect. On the other hand, the impact of exchange rates was negligible.

Gross income increased 4.9% year-on-year to EUR 30,398 million, mainly due to the rise in net interest income (+6.9%). Fee income rose 0.4% and gains on financial transactions 5.4%.

Other revenues reflected the lower income by the equity accounted method of the US and the increased coverage of the Deposit Guarantee Fund in Spain.

Operating expenses rose 5.0% year-on-year and net operating income 4.8%.

Net loan-loss provisions increased 29.0% year-on-year because of higher specific provisions and the release of generic provisions in 2011, which was not repeated in 2012.

Customer lending increased 5% in the last 12 months and deposits including retail commercial paper in Spain and letras financieras in Brazil grew 10%.

Income statement and business volumes secondary segments

EUR MIllion

	Operating business areas		Retail Banking		Global Wholesale banking		Asset Management and Insurance
	J-S’12	Var (%)	J-S’12	Var (%)	J-S’12	Var (%)	J-S’12	Var (%)
Income statement
Net interest income	24,777	6.6	22,835	6.9	1,855	3.5	87	(11.0)
Net fees	7,792	(0.5)	6,619	0.4	894	(3.9)	279	(9.9)
Gains (losses) on financial transactions	1,705	3.1	1,027	5.4	673	(0.5)	4	44.2
Other operating income (1)	397	(28.8)	(84)	—	214	15.6	267	(16.0)
Gross income	34,669	4.1	30,398	4.9	3,635	1.5	636	(12.5)
Operating expenses	(14,434)	4.5	(12,981)	5.0	(1,220)	0.7	(233)	(1.9)
General administrative expenses	(12,903)	4.5	(11,594)	5.2	(1,102)	(0.5)	(206)	(2.0)
Personnel	(7,658)	4.6	(6,816)	5.4	(723)	(0.3)	(118)	(7.2)
Other general administrative expenses	(5,245)	4.4	(4,779)	4.8	(379)	(0.8)	(88)	6.0
Depreciation and amortisation	(1,531)	4.2	(1,387)	3.6	(118)	13.4	(26)	(1.0)
Net operating income	20,236	3.9	17,417	4.8	2,415	1.9	403	(17.7)
Net loan-loss provisions	(9,482)	28.8	(9,327)	29.0	(154)	16.2	(2)	—
Other income	(1,357)	(35.8)	(1,311)	(35.3)	(33)	(30.1)	(13)	(64.9)
Ordinary profit before taxes	9,396	(6.1)	6,779	(7.9)	2,229	1.7	388	(14.2)
Tax on profit	(2,185)	(4.8)	(1,468)	(9.1)	(617)	6.2	(99)	1.2
Ordinary profit from continuing operations	7,211	(6.5)	5,310	(7.6)	1,612	0.0	289	(18.5)
Net profit from discontinued operations	(2)	(24.5)	(2)	(24.5)	—	—	—	—
Ordinary consolidated profit	7,209	(6.5)	5,308	(7.6)	1,612	0.0	289	(18.5)
Minority interests	683	15.5	517	27.7	149	(11.0)	16	(11.3)
Ordinary attributable profit to the Group	6,526	(8.3)	4,791	(10.3)	1,462	1.3	273	(18.8)
Extraordinary net capital gains and provisions	80	—	80	—	—	—	—	—
Attributable profit to the Group	6,607	(7.2)	4,872	(8.8)	1,462	1.3	273	(18.8)

Business volumes
Total assets	1,217,658	2.6	888,689	4.4	302,229	0.5	26,740	(24.6)
Customer loans	747,772	4.5	676,357	5.7	70,988	(5.4)	427	(5.1)
Customer deposits	629,495	3.5	563,171	7.8	60,170	(24.8)	6,154	11.7

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses

52	JANUARY – SEPTEMBER / FINANCIAL REPORT 2012

INFORMATION BY SECONDARY SEGMENTS

Retail Banking. Income statement

EUR MIllion

	Gross income		Net operating income		Attributable profit to the Group
	Jan-Sep’12	Var (%)	Jan-Sep’12	Var (%)	Jan-Sep’12	Var (%)
Continental Europe	9,054	4.6	4,978	6.4	1,344	(15.7)
o/w: Spain	5,604	3.7	3,130	8.9	656	(15.8)
Portugal	687	13.5	337	40.8	19	(75.1)
United Kingdom*	3,439	(15.0)	1,558	(32.1)	592	(2.7)
Latin America	16,030	12.1	9,856	17.7	2,326	(3.1)
o/w: Brazil	11,373	11.3	7,295	18.7	1,069	(9.8)
Mexico	1,706	12.8	999	13.7	636	10.9
Chile	1,481	12.8	865	12.0	264	(19.3)
USA	1,875	(5.3)	1,025	(19.5)	529	(28.3)
Total Retail Banking*	30,398	4.9	17,417	4.8	4,791	(10.3)

(*).-	Excluding extraordinary net capital gains and provisions

•

The net operating income of Retail Banking in Continental Europe continued to rise (+6.4%), benefiting from the incorporation of Bank Zachodni WBK in Poland and SEB’s business in Germany, and revenues resilience in this moment of the cycle and costs containment. Attributable profit fell 15.7% impacted by larger provisions.

•

Attributable profit in the UK was 3.0% higher in sterling. Gross income was lower, and provisions higher, but partly offset as regards the year-on-year comparison of attributable profit by the recording in the second quarter of 2011 of a provision for payment protection insurance remediation (PPI).

Furthermore, a positive extraordinary impact of £65 million was recorded in the third quarter. This is the net between the capital gains generated by the repurchase of issues and the provisions made.

•

Retail banking in Latin America (excluding the impact of exchange rates) performed the best: gross income rose 16.2% and costs were more stabilized. Net operating income was 22.2% higher than in the first nine months of 2011.

Profit before tax increased 4.4% year-on-year. The greater impact of taxes and higher minority interests, due to the reduced stakes in Brazil and Chile, lowered attributable profit by 1.5% year-on-year.

•

Retail banking results in the US were conditioned by the lower amount recorded by the equity accounted method, reflecting the reduced stake in SCUSA and the one-off in Sovereign bank, already commented on.

Global Private Banking, included in retail banking, incorporates institutions that specialise in financial advice and asset management for high net worth clients (Banco Banif in Spain, Santander Private Banking in Latin America and Italy), as well as the units of domestic private banking in Portugal and Latin America, jointly managed with local retail banks.

This division, backed by Santander’s international presence, increases the value of the relationship with each customer.

The drivers are: more than 1,700 qualified professionals, which enables customers to have their own account manager to cover all their needs; more than 80 offices in seven countries in two continents, a full range of products and services and business intelligence systems that facilitate anticipation of customers’ demands.

2012 is the year for consolidating the Santander Private Banking Model, the commercial sales and customer relationship processes, training professionals, homogenizing investment strategies, discretionary management and the range of products. The IT platforms for managing customers are already operating in Spain, Italy, Mexico, and in international private banking, and are in the process of being implemented in Brazil and Chile. The platforms will cover all units eventually.

Despite the instability in the euro zone, total assets under management increased. Of note was the growth in Brazil, Spain and international private banking, the result of more efficient management. The volume managed at the end of September was EUR 102,000 million.

Attributable profit was EUR 150 million (-12.3%). Gross income, despite the increased cost of funds, was 7.6% higher and was absorbed by higher loan-loss provisions in European units. Latin America’s profit was 3.8% higher.

Santander received the 2012 Euromoney award for the best private banking units in Spain, Portugal and Latin America.

FINANCIAL REPORT 2012 / JANUARY – SEPTEMBER	53

INFORMATION BY SECONDARY SEGMENTS

Global Wholesale Banking

Attributable profit was EUR 1,462 million, (+1.3%):

•	Solid revenues backed by customer business (88% of the total).

•	Strict management of costs to maintain an efficiency ratio (33.6%) that is a benchmark for the sector.

•	Active management of risks, liquidity and capital, which impacted the quarter’s gross income and profits.

Stable profits as something that sets us apart from competitors in a highly demanding environment.

Santander Global Banking & Markets (SGB&M) posted an attributable profit of EUR 1,462 million, 1.3% more than in the first nine months of 2011. This area contributed 10% of gross income and 22% of attributable profit to the Group’s operating areas.

Strategy

Santander Global Banking & Markets is maintaining the main drivers of its business model: client-centred, global reach of the division and interconnection with local units.

At the strategic level, the area focuses on strengthening the results of its client franchise and maintaining active management of risk, capital and liquidity. This management intensified in the third quarter, with an adjustment of exposures and limits by sectors and clients.

SGB&M continued to accompany the Group in its international development in Poland and the northeast of the US in order to capture the revenue synergies derived from the new units and manage the commercial flows of current and potential clients where the Group has strong retail units.

It also continued to invest in operational capacities and distribution of basic treasury products, with a particular focus on forex and fixed income businesses. The generation of recurring revenues and strict management of costs enabled the area to absorb these investments and produce an efficiency ratio of 33.6% that remains a reference for Santander’s peers.

Results and activity

After a good start, the year has seen significant levels of volatility and uncertainty in the face of the worsening euro zone crisis. All of this conditioned business activity to a large extent.

In this context, SGB&M maintained strong revenue generation, which, combined with strict control of costs and stable provisions, kept results strong unlike the weak evolution of most of our euro zone competitors.

Gross income was almost the same (+1.5%), driven by solid net interest income (+3.5%). Fee income dropped 3.9% because of reduced activity in markets and issues in Europe, while gains on financial transactions declined 0.5%.

Operating expenses continued to adapt to the new environment (+0.7% y-o-y) after absorbing higher amortizations of former projects. Net operating income was 1.9% higher than in the first nine months of 2011 at EUR 2,415 million. This increase fed through to profits after including other results and provisions.

The results continued to be supported by solid and diversified client business (88% of total gross income). Client revenues increased 1.1% year-on-year, spurred by those generated within the Global Customer Relationship model (+4.4%), which give the area a considerable degree of stability.

This growth in client revenues is underpinned by the solid performance of Continental Europe (+4%), the UK (+14%) and the US (+119%), where Sovereign Bank continued to advance toward its natural share in wholesale business. On the other hand, Latin America’s contribution was lower (-9%), following the discontinuation of some businesses in Brazil (-19%), which was not offset by the rest of countries (Mexico: +20% and Chile: +9%).

The performance of the business areas and their contribution to revenue generation was as follows:

Global Transaction Banking

This area, which includes cash management, trade finance, basic financing and custody, increased its client revenues 3% year-on-year.

Of note were Cash Management revenues (+25%), due to the efforts made to capture transaction volumes, as well as the increase in commercial finance. Spain, Portugal, Brazil and Argentina were responsible for 90% of the growth.

Trade Finance’s client revenues in euros were stable. The sharp fall in Brazil because of the discontinuation of part of its business was offset by the good performance of the rest of large units, with Spain and the UK in the lead.

Basic financing combined the trends of disintermediation and containment of risk-weighted assets with more active management of spreads in Europe. All of this produced a decline in client revenues (-2%), due to the sharp decline in Brazil, which was not offset by the good evolution in Spain, Portugal and Argentina.

54	JANUARY – SEPTEMBER / FINANCIAL REPORT 2012

INFORMATION BY SECONDARY SEGMENTS

Lastly, client revenues generated by custody and settlement declined 7%, due to the weak evolution of the stock market and mutual funds in Europe. Stable revenues in Latin American driven by the robustness of the large markets.

Corporate Finance

Corporate finance (including mergers and acquisitions and equity capital markets) reduced its client revenues by 41% amid a complicated scenario, but notched up several achievements in the third quarter.

In M&A, Santander advised significant cross-border operations: the British fund Investcorp in acquiring the Spanish company Esmalglass and the French group Casino in taking control of its subsidiary GPA in Brazil.

In Equity Capital Markets (ECM), Santander played a significant role in the listing of Manchester United and in placing 5% of Enagas that belonged to former Spanish savings banks.

Credit Markets

Credit Markets, which include origination and distribution of corporate loans or structured finance, bond origination and securitisation teams and asset and capital structuring (A&CS), lifted its client revenue 4% year-on-year, with growing contributions from units being developed such as the US and the UK, as well as from the large Latin American countries.

In syndicated loans, Santander participated in the main corporate operations in Europe and Latin America. Of note was the participation in the $14,000 million financing of AMBEV so it could buy the 50% of the Mexican brewery Modelo it did not control, as well as in the acquisition of Air Products in Chile ($800 million).

In Project Finance, Santander remains one of the leading banks, while continuing to adjust it to the new regulatory and financing reality. Of note in the third quarter was completion of the first Latin American Project Bond to finance Acciona’s $299 million wind energy project in Mexico.

In Bonds, the temporary easing of sovereign tensions enabled Santander to take advantage of the issuance windows opened in August and September to push its business in the primary market, both in Europe and Latin America. In the latter case, this was through participating in a benchmark issue of Vale, the world’s largest iron ore producer, which brought together 300 investors from the US, Europe, Latin America and Asia.

In Asset and Capital Structuring, the increase in the number of clients globally is enabling financing operations to be closed in core countries and made this unit’s contribution to revenue growth the largest.

Rates

This area, which covers fixed income and FX, decreased its client revenues (-2% y-o-y), because of the weak evolution of sales and management of books impacted by volatile markets.

Fixed Income (trading activity and hedging of interest rates and inflation for wholesale clients and clients of commercial banks) registered better year-on-year sales in Europe, with contributions from Spain and the UK, while Brazil’s performance was weaker.

By segments, of note was the sales to institutional clients, especially in Europe, with rises of more than 20%, which contrasted with the declines in retail clients.

In FX (trading activities and hedging of exchange rates and short-term money markets for the Group’s wholesale and retail clients), of note was the good evolution in sales driven by Spain, which registered double digit growth.

Also noteworthy was the good evolution of short-term money markets in Europe, the performance of the corporate segment in Europe and the Americas and the solid progress in management of books in Latin America in an environment of reduced volatility in local currencies.

Equities

The client revenues of Global Equities (activities related to the equity markets) were 10% higher year-on-year, reflecting the recovery of equity markets in the last two months, compared to the third quarter of 2011, which was the weakest in several years.

The lower volumes in the secondary market and the lack of operations in the primary market hit brokerage activity generally.

Revenues generated from the sale of investment and hedging solutions, as well as results from management of books supporting this activity, remained weak.

FINANCIAL REPORT 2012 / JANUARY – SEPTEMBER	55

INFORMATION BY SECONDARY SEGMENTS

Asset Management and Insurance

Attributable profit was EUR 273 million (-18.8%):

Comparisons impacted by the sales in 2011 and the reinsurance of life assurance in Spain and Portugal completed in the quarter.

Solid gross income (including that paid to the networks) on a like-for-like basis, which accounted for 9% of the operating areas’ total.

Asset management: high contribution against a backdrop of unstable markets and greater competition for savings.

Insurance: business in Europe put in value after the reinsurance of life assurance business in Spain and Portugal (EUR 467 million for the Group).

Attributable profit was 18.8% lower year-on-year at EUR 273 million (4% of the operating areas’ total).

In July an agreement was reached with Abbey Life Assurance Ltd., a subsidiary of Deustche Bank AG, to reinsure all of the individual life risk portfolio of the insurance companies in Spain and Portugal. This transaction generated estimated extraordinary gross results of EUR 467 million gross.

Excluding this impact, as well as the sale of 51% of the Latin American insurers to Zurich, under the global agreement reached during the fourth quarter of 2011 which meant recording the contribution of these companies by the equity accounted method, attributable profit would have been 12.6% higher year-on-year.

Results

Gross income declined 12.5% year-on-year and expenses 1.9%, which fed through to profits. This was due to the impact on income accounted for by the equity method of the reduced stake in the Latin American insurers and the reinsurance agreement for Spain and Portugal (overall, -EUR 111 million). Eliminating this effect, results were higher in all P&L items: +2.7% in gross income; +4.9% in net operating income and +12.6% in attributable profit.

The area’s total revenues including those recorded by the distribution networks amounted to EUR 3,026 million, 7.2% less than in the first nine months of 2011. Discounting the perimeter effect of the sales operations, revenue was virtually unchanged from 2011 and accounted for 9% of the operating areas’ total.

The total results for the Group (profit before tax plus fees paid to the networks) of EUR 2,778 million were 6.9% lower year-on-year.

Asset Management

Santander Asset Management continued to develop a global business model based on management capacities at the Group level and on the strength and knowledge of the market by local managers.

Progress was made in the quarter on reorganising the business around a holding company comprising all the fund management entities. So far, integration has been successfully achieved in Spain, Argentina, the UK and Luxembourg and the rest of the fund management entities are expected to be incorporated in the coming months.

The structure of the management teams for Latin American mandates and for the global European mandates have been finished, thus completing the structure of the global teams. This is a necessary condition for entering the institutional market.

Attributable profit was EUR 55 million (+42.5% y-o-y). This was due to lower revenues (-8.1%), which was offset by a decline in expenses (-6.9%) and the reduced need for provisions.

The profit for the Group (profit before tax plus fees paid to the networks) was EUR 774 million, 4.5% less than in the first nine months of 2011.

The total volume of managed funds at the end of September was EUR 140,100 million, 1% more than at the end of 2011. Of this, around EUR 103,000 million were mutual and pension funds, more than EUR 7,000 million client portfolios other than mutual funds and institutional mandates and close to EUR 30,000 million of management mandates on behalf of other Group units.

The main developments by units and countries were as follows:

•

In traditional management of assets, the Group manages EUR 137,000 million, of which almost EUR 100,000 are funds, investment companies and clients’ pension plans. Of the total, 86% is concentrated in the four large markets of Brazil, the UK, Spain and Mexico.

56	JANUARY – SEPTEMBER / FINANCIAL REPORT 2012

INFORMATION BY SECONDARY SEGMENTS

Brazil registered an increase of 4% year-on-year (excluding exchange rates) in its managed assets to EUR 44,600 million. The weakness in retail funds (-10% over December 2011) was offset by growth in institutional mandates, both from third parties and from the Group.

The UK’s managed funds increased 9% to EUR 26,500 million, after capturing the mandates of collective management. Mutual funds remained stable (-1%), as the good acceptance of the funds of multimanager funds offset the markets’ evolution.

In Spain, the industry continued to record net reimbursements. In this context, Santander Asset Management, the market leader (15.6% market share according to Inverco) focused on profiled funds after exiting money market funds of scant value added. Funds under traditional management in Spain, including pension plans and mandates, stood at around EUR 35,900 million (3% below the end of 2011). Of note was the capturing of mandates from institutional German clients.

Mexico continued to launch new funds designed for clients with a different risk profile and guaranteed funds, which helped to improve the mix of the EUR 10,600 million under management (+3% y-o-y in pesos).

Of note in the rest of markets, all of which grew except for Portugal, was Argentina (+13%) and Poland (+15%). In Portugal, the shift of liquidity into deposits was added to the impact of the markets, producing a fall (-10%) in mutual and pension funds.

•

In non-traditional management (real estate, alternative management and private equity funds), Santander Asset Management continued to adjust its activity to the scant demand for these products. Managed funds remained above EUR 3,000 million.

Greater stability in alternative funds (after the restructuring in previous years), and in private equity, aimed at institutional clients who invest long term in unlisted companies.

Insurance

Santander Insurance continued to construct its global business model by launching units and businesses that respond to the needs of local networks and their clients. The model has a low risk profile and is highly efficient in its operations.

Santander Insurance posted an attributable profit in the first nine months of EUR 218 million, 26.8% less than in the same period of 2011. Results were impacted by the sale of 51% of the insurers in Latin America, and by the reinsurance agreement in Spain and Portugal which reduced their contribution by EUR 111 million. Eliminating these effects, profit was 8.7% higher year-on-year.

Insurance business generated for the Group total revenues (including fee income paid to the commercial networks) of EUR 2,111 million (-7.1% y-o-y). On a like-for-like basis, revenues were in line with 2011. Its total contribution to the Group (income before taxes of insurers and brokers plus fee income received by the networks) amounted to EUR 2,004 million (-7.8% y-o-y, and virtually unchanged on a like-for-like basis).

Continental Europe’s total results were 2.2% lower. On a like-for-like basis, they were 1.5% higher mainly due to the better contribution of Spain and Portugal, which offset the decline at Santander Consumer.

Excluding consumer business, Spain declined 1.1% (+6.2% excluding the reinsurance operation). Portugal increased 9.2% year-on-year (+25.4% on a like-for-like basis), largely due to savings-investment products, and the notable acceleration of Poland (BZ WBK) over the 2011 average (+56.5% excluding the exchange rate impact), and focused on protection products.

Santander Consumer Finance’s evolution was weaker, partly due to lower car sales (-8% in the EU). Its total results were down 7.4% year-on-year.

The UK’s total results declined 7.8% in sterling while adjusting its range of products to clients’ needs.

Latin America reduced its total results 9.0% year-on-year in local currency, largely due to the impact of the sale of the insurers. Eliminating this effect, the results were virtually unchanged
 (-0.5%). The productivity of the banking networks in placing protection products and intensive use of alternative channels enabled the region’s business and results to keep on growing.

Excluding the impact of the sales and in local currency, Mexico offered a solid performance (+26.2% in total results y-o-y). On the other hand, Brazil’s results were 5.0% lower and Chile’s down 14.9%, due to reduced placement of protection products.

The US saw a decline of 24.1% in dollars in gross fee income due to the distribution of third party insurance.

Asset Management and Insurance. Income statement

EUR Million

	Gross		Net operating		Attributable
	income		income		profit to the Group
	Jan-Sep’12	Var (%)	Jan-Sep’12	Var (%)	Jan-Sep’12	Var (%)
Mutual funds	216	(8.6)	85	(11.4)	48	49.9
Pension funds	17	(1.1)	10	7.4	7	7.6
Insurance	403	(14.9)	308	(19.9)	218	(26.8)
Total Asset Management and Insurance	636	(12.5)	403	(17.7)	273	(18.8)

FINANCIAL REPORT 2012 / JANUARY – SEPTEMBER	57

CORPORATE GOVERNANCE

Corporate Governance

On April 23, the ABC-MERCO prizes (business monitor of corporate reputation) were awarded at a ceremony presided by Alberto Ruiz-Gallardón, the Justice Minister.

Emilio Botín, the Chairman of Banco Santander, received the first prize in the category for leaders of Spanish companies. Santander was also awarded first prize in the corporate reputation category, particularly for its international scope.

On June 25, the XIV ranking of the transparency of annual reports and economic and financial information prepared by El Nuevo Lunes put Santander in first place for the fourth time in the last six years. The Bank stands out as the financial entity with the best financial reports, according to the analysts surveyed.

On August 27, after receiving authorisation from the Economy and Competitiveness Ministry and the Bank of Spain, the changes to the bank’s corporate by-laws, which had been presented to the AGM on March 30, were recorded in the Mercantile Registry of Cantabria.

The purpose of the reforms is to adapt the by-laws to the recent legislative changes in the sphere of companies, including, particularly, those emanating from Law 25/2011 of August 1, 2011, from the partial reform of the Company Law and from incorporating EU directive 2007/36/EC of July 11, 2007, of the European Parliament and Council, on the exercise of certain shareholder rights.

58	JANUARY – SEPTEMBER / FINANCIAL REPORT 2012

SIGNIFICANT EVENTS IN THE QUARTER AND SUBSEQUENT ONES

Significant events in the quarter and subsequent ones

Life assurance agreement in Spain and Portugal

In July Grupo Santander reached an agreement with Abbey Life Assurance Ltd., subsidiary of Deutsche Bank AG, under which it will reinsure 100% of the individual life risk portfolio of the insurance companies of Banco Santander in Spain and Portugal.

This reinsurance transaction is unique in the Spanish and Portuguese insurance markets and will enable Santander to monetize its life risk insurance portfolio, generating an extraordinary result of EUR 467 million (EUR 330 million after tax).

The policies ceded to Abbey Life Assurance Ltd. consist of the portfolio as of June 30, 2012. This reinsurance agreement does not involve any changes for Santander customers as services will continue to be provided by Santander’s insurance companies.

Grupo Santander will continue to offer through its branches in Spain and Portugal products designed by its insurance companies as the agreement reached with Abbey Life Assurance Ltd. does not involve any commitment on future distribution and is limited to the portfolio existing at June 30. Grupo Santander will use this capital gain to continue constituting the provisioning of real estate assets in Spain.

Placement in the market of 24.9% of Grupo Financiero Santander Mexico

On September 26 Grupo Santander announced the placement of Grupo Financiero Santander Mexico shares in the market at a price of 31.25 pesos ($2.437) per share, valuing Banco Santander México at EUR 12,730 million ($16,538 million), 82nd worldwide among banks by market capitalisation.

The total capital placed after underwriting banks exercised the green shoe option was 24.9% of Banco Santander Mexico’s capital, for a total amount of EUR 3,178 million. This represented the largest placement of shares in Latin America in 2012 and one of the largest in the world.

The capital gains generated by this transaction were entirely allocated to reserves, in line with current accounting regulations, as the bank continues to maintain control over its Mexican subsidiary. This placement produced an increase of 50 b.p. in the Group’s core capital.

Of the total shares sold, 81% were placed in the United States and elsewhere outside Mexico and 19% in Mexico. The American Depositary Shares of Santander Mexico were listed on September 26, 2012 on the New York Stock Exchange. The Santander Mexico shares will continue to be quoted on the Mexican stock exchange.

Since its listing, the share price has risen 14%.

Conversion of “Valores Santander”

The AGM on March 30 agreed to give holders of “Valores Santander” the option to request voluntary conversion on four occasions before October 4, 2012, the date when the “Valores Santander” in circulation have to be converted. Holders who wish to request their conversion can do so 15 working days before June 4, July 4, August 4 and September 4.

Total requests in the four voluntary conversion periods amounted to 842,944 “Valores Santander” and required the issue of 319,190,238 new shares (3.22% of the capital at September 30).

On October 4, the 519,300 “Valores Santander” in circulation had been converted and 200,311,513 shares issued which, together with those issued during the voluntary conversion periods, represented 5.14% of the current share capital.

The agreement for the adquisition of RBS branches will not be completed.

The agreement for the sale by The Royal Bank of Scotland (“RBS”) to Santander UK of approximately 300 branches of RBS in England and Wales and NatWest in Scotland, will not be completed as the conditions it was subject to by the agreed final deadline of February 2013 were unlikely to be met.

The agreement reached in August 2010 between Santander UK and RBS for Santander UK to acquire the business was originally scheduled to be completed by end 2011. In August 2011, this was extended to the fourth quarter of 2012.

Santander UK’s guiding principle has been to ensure a seamless journey for the customers of the business. However, given the delays, Santander UK has concluded that it is not possible to complete this within a reasonable time period.

Agreement with Elavon to develop the payment services business for credit and debit cards in Spain.

On October 19, 2012, Banco Santander, S.A. (“Santander”) announced that it had reached agreement with Elavon Financial Services Limited (“Elavon”) to jointly develop in Spain the payment services business for credit and debit cards through point of sale terminals in shops.

The transaction involves the incorporation of a joint venture company whose share capital will be held 51% by Elevon and 49% by Grupo Santander, and to which the latter will transfer its aforementioned payment services business in Spain (excluding that of Banesto).

The agreement values the business to be transferred at EUR 165.8 million and will generate an extraordinary result of approximately EUR 86.6 million after tax. Grupo Santander will use the pre-tax extraordinary capital gain (approximately EUR 123.7 million) to partially cover provisions pending at the end of September 2012 and required by the Spanish royal decree laws enacted in February and May regarding provisioning of real estate assets in Spain.

The transaction is subject to the approval of the Spanish General Directorate of the Treasury and Public Finance to incorporate the joint company as a payment services entity and to the approval of the EU competition authorities. It is expected to be completed before the end of the year.

FINANCIAL REPORT 2012 / JANUARY – SEPTEMBER	59

CORPORATE SOCIAL RESPONSIBILITY

Corporate Social Responsibility

Grupo Santander continued in the third quarter to develop new initiatives within its commitment to corporate social responsibility. The main ones were:

Presence in sustainable indices

Banco Santander renewed its presence for another year in the Dow Jones Sustainability Index, one of the main socially responsible investment indices. The DJSI has become an important vehicle for assessing the progress of companies in the sphere of sustainability and is highly valued by institutional investors, both in Europe and the US.

Santander not only remained among the best in the DJSI (in both the World Index and the Stoxx), but also improved its total score by four percentage points over 2011 to 83 and obtained excellent scores in the three areas of analysis: economic, social and environmental. This score puts Santander among the world’s 10 best banks and the best Spanish bank, according to the SAM rating agency.

Santander Universities

Banco Santander supports higher education, research and entrepreneurship through more than 1,000 co-operation agreements with universities throughout the world. Under this framework, the bank makes available to students, teachers and researchers scholarship and aid programmes to encourage international travel.

Santander Universities is increasing its international expansion programme toward those countries where the bank has stepped up its presence, particularly Germany and Poland. In the case of Germany, a co-operation agreement was signed with the Goethe-University in Frankfurt to support the building of the Welcome Centre. This space will provide high quality services and innovative resources, which will improve scientific research. Santander will also finance international travel scholarships so that 20 students can study at the Frankfurt University.

In Poland, Banco Santander already co-operates with 25 institutions, promoting, among other things, the dissemination of Spanish culture and language, support for entrepreneurial initiatives, development of scientific research in the field of new technologies and international travel. University students will also have the possibility of work experience at Bank Zachodni WBK.

The Chairman of Banco Santander delivered in London 100 travel scholarships to British students at its third international edition of Formula Santander scholarships. Each one is worth EUR 5,000. This programme promotes international travel and is a unique opportunity for students to develop and acquire new knowledge and experience.

Lastly, Banco Santander held at El Solaruco, its training and development centre at Grupo Santander City, five seminars under the XXV edition of the summer courses of the Universidad Complutense, Madrid, which for many years has been sponsored by the Santander Universities Global Division. Issues dealt with included socially responsible investment, the current economic and social situation in Latin America and Europe, and strategies adopted by companies in order to be recognised as the best work places.

Social and cultural actions

Banco Santander develops local support programmes that contribute to social and economic progress in the communities where it operates.

In order to strengthen the pride in belonging to the group and fostering solidarity among professionals, Banco Santander held the fifth edition of the “Santander is you” with activities in all countries in areas such as social actions, sports, the environment, health, the family and training. Under the slogan “We are a great team”, the Group’s professionals have the opportunity to participate in sporting competitions, information meetings, activities with colleagues and family members and events to foster solidarity commitment and contribute to improve the environment.

The Second Santander Solidarity Race was held in Madrid, Santander and Valencia and involved 5,324 runners, almost double the number in the previous race. A total of EUR 45,000 was collected and will be assigned to UNICEF’s education project in Oaxaca, Mexico, which Banco Santander supports via its committed volunteers programme.

The Universia Foundation, in cooperation with Banco Santander, launched for the sixth year running the Capacitas Universia Foundation scholarships 2012-13 to promote the access, progress and travel of disabled students at university. At least 60 study scholarships will be awarded for a maximum amount of EUR 5,000 each one. These scholarships are for graduates and post graduates and for those registered in study plans that were in place prior to the Bologna plan given by Spanish universities, which accredit a disability of 33% or more.

The environment and climate change

Banco Santander was included, for the second year running in the best global green brands ranking of Interbrand and Deloitte. This ranking recognises the 50 best companies in the world for their environmental performance and reflects the bank’s commitment to protecting the environment and fighting climate change, through controlling the inputs and emissions of the Group’s installations, analysis of social and environmental risk in loans, promoting renewable energy and energy efficiency. Banco Santander is the leading international bank in the ranking.

Prizes and recognitions

Euromoney chose Banco Santander as the Best Bank in the World 2012 for the third time in seven years. The magazine highlighted the bank’s capacity to generate profits recurrently, even in times of crisis, and the soundness of its balance sheet. It said these achievements were due to two main factors: its international diversification and efficiency ratio.

Santander was also chosen by Euromoney as the best bank in the UK, Mexico, Argentina, Portugal and Poland.

In Spain, the Health, Social Policy and Equality Ministry awarded Banco Santander its Igualdad en la Empresa 2012 recognition for its equality of treatment policies and employment opportunities. This reflected the bank’s gender equality policies, the rise in the number of women in executive positions and specific training programmes for women, such as the Alcanza Plan.

60	JANUARY – SEPTEMBER / FINANCIAL REPORT 2012

Investor Relations

Ciudad Grupo Santander

Edificio Pereda, 1st floor

Avda de Cantabria, s/n

28660 Boadilla del Monte

Madrid (Spain)

Tel: 34 (91) 259 65 14 / 34 (91) 259 65 20

Fax: 34 (91) 257 02 45

e-mail: investor@gruposantander.com

Legal Head Office:

Paseo Pereda, 9-12. Santander (Spain)

Tel: 34 (942) 20 61 00

Operational Head Office:

Ciudad Grupo Santander

Avda. de Cantabria, s/n 28660 Boadilla del Monte. Madrid (Spain)

www.santander.com

Item 3

Key consolidated data

			Variation
	Jan-Sep ’12	Jan-Sep ’11	Amount	%	2011
Balance sheet (EUR million)

Total assets	1,300,632	1,250,476	50,156	4.0	1,251,525
Net customer loans	754,094	734,302	19,792	2.7	750,100
Customer deposits	630,072	619,911	10,161	1.6	632,533
Customer funds under management	976,938	976,598	340	0.0	984,353
Shareholders’ equity	81,214	79,144	2,069	2.6	80,400
Total managed funds	1,422,260	1,382,920	39,341	2.8	1,382,980

Income statement (EUR million)
Net interest income	22,994	21,574	1,420	6.6	29,110
Gross income	33,324	32,125	1,200	3.7	42,754
Pre-provision profit (net operating income)	18,184	17,659	525	3.0	23,195
Profit from continuing operations	4,910	5,918	(1,008)	(17.0)	7,812
Attributable profit to the Group	1,804	5,303	(3,500)	(66.0)	5,351

EPS, profitability and efficiency (%)
EPS (euro)	0.19	0.60	(0.41)	(68.8)	0.60
Diluted EPS (euro)	0.19	0.59	(0.41)	(68.7)	0.60
ROE	3.06	9.47			7.14
ROTE	4.51	14.32			10.81
ROA	0.25	0.64			0.50
RoRWA	0.58	1.35			1.06
Efficiency ratio (with amortisations)	45.4	45.0			45.7

BIS II ratios and NPL ratios (%)
Core capital	10.38	9.42			10.02
Tier I	11.23	10.74			11.01
BIS II ratio	13.26	13.24			13.56
NPL ratio	4.33	3.86			3.89
NPL coverage	70	66			61

Market capitalisation and shares
Shares (1) (millions at period-end)	9,899	8,440	1,458	17.3	8,909
Share price (euros)	5.795	6.224	(0.429)	(6.9)	5.870
Market capitalisation (EUR million)	57,363	52,532	4,831	9.2	52,296
Book value (euro)	8.07	8.91			8.59
Price / Book value (X)	0.72	0.70			0.68
P/E ratio (X)	23.29	7.81			9.75

Other data
Number of shareholders	3,283,913	3,263,997	19,916	0.6	3,293,537
Number of employees	188,146	187,815	331	0.2	189,766
Continental Europe	58,516	58,961	(445)	(0.8)	58,864
o/w: Spain	31,531	31,914	(383)	(1.2)	31,889
United Kingdom	26,614	27,264	(650)	(2.4)	27,505
Latin America	91,197	90,131	1,066	1.2	91,913
USA	9,432	9,169	263	2.9	9,187
Corporate Activities	2,387	2,290	97	4.2	2,297
Number of branches	14,496	14,709	(213)	(1.4)	14,756
Continental Europe	6,521	6,636	(115)	(1.7)	6,608
o/w: Spain	4,752	4,785	(33)	(0.7)	4,781
United Kingdom	1,266	1,386	(120)	(8.7)	1,379
Latin America	5,987	5,964	23	0.4	6,046
USA	722	723	(1)	(0.1)	723

Information on recurring profit
Attributable profit to the Group	4,250	5,303	(1,054)	(19.9)	7,021
EPS (euro)	0.44	0.60	(0.16)	(26.5)	0.79
Diluted EPS (euro)	0.44	0.59	(0.16)	(26.4)	0.78
ROE	7.20	9.47			9.37
ROTE	10.62	14.32			14.18
ROA	0.51	0.64			0.63
RoRWA	1.15	1.35			1.35
P/E ratio (X)	9.89	7.81			7.43

Note: The financial information in this report has not been audited, but it was approved by the Board of Directors at its meeting on October, 22 2012, following a favourable report from the Audit and Compliance Committee on October, 15 2012. The Committee verified that the information for the quarter was based on the same principles and practices as those used to draw up the annual financial statements.

(1)	In December 2011, includes shares issued to cover the exchange of preferred shares of December 2011

Income statement

EUR million

			Variation
	Jan-Sep ’12	Jan-Sep ’11	Amount	%
Net interest income	22,994	21,574	1,420	6.6

Dividends	343	294	49	16.7
Income from equity-accounted method	340	599	(259)	(43.3)
Net fees	7,766	7,821	(55)	(0.7)
Gains (losses) on financial transactions	2,115	2,024	91	4.5
Other operating income/expenses	(234)	(187)	(46)	24.7

Gross income	33,324	32,125	1,200	3.7

Operating expenses	(15,141)	(14,466)	(675)	4.7
General administrative expenses	(13,497)	(12,905)	(592)	4.6
Personnel	(7,841)	(7,555)	(286)	3.8
Other general administrative expenses	(5,656)	(5,350)	(306)	5.7
Depreciation and amortisation	(1,644)	(1,561)	(83)	5.3

Net operating income	18,184	17,659	525	3.0

Net loan-loss provisions	(9,533)	(7,322)	(2,211)	30.2
Impairment losses on other assets	(261)	(183)	(77)	42.0
Other income	(1,454)	(2,280)	827	(36.3)

Ordinary profit before taxes	6,936	7,873	(937)	(11.9)

Tax on profit	(2,026)	(1,955)	(71)	3.7

Ordinary profit from continuing operations	4,910	5,918	(1,008)	(17.0)

Net profit from discontinued operations	(2)	(21)	19	(90.0)

Ordinary consolidated profit	4,908	5,897	(989)	(16.8)

Minority interests	658	593	65	10.9

Ordinary attributable profit to the Group	4,250	5,303	(1,054)	(19.9)

Extraordinary net capital gains and provisions	(2,446)	—	(2,446)	—

Attributable profit to the Group	1,804	5,303	(3,500)	(66.0)

EPS (euros)	0.19	0.60	(0.41)	(68.8)

Diluted EPS (euros)	0.19	0.59	(0.41)	(68.7)

Pro memoria:
Average total assets	1,289,809	1,224,643	65,166	5.3
Average shareholders’ equity	78,713	74,687	4,026	5.4

Quarterly

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12
Net interest income	7,075	7,225	7,275	7,536	7,821	7,678	7,495

Dividends	40	193	60	101	61	216	66
Income from equity-accounted method	225	204	169	176	136	120	84
Net fees	2,518	2,667	2,636	2,387	2,622	2,568	2,576
Gains (losses) on financial transactions	664	722	639	474	797	675	643
Other operating income/expenses	(40)	(90)	(57)	(45)	(83)	(67)	(84)

Gross income	10,482	10,921	10,722	10,629	11,354	11,190	10,780

Operating expenses	(4,731)	(4,826)	(4,909)	(5,093)	(5,074)	(4,967)	(5,100)
General administrative expenses	(4,227)	(4,303)	(4,376)	(4,563)	(4,549)	(4,454)	(4,495)
Personnel	(2,474)	(2,511)	(2,569)	(2,601)	(2,637)	(2,592)	(2,612)
Other general administrative expenses	(1,752)	(1,791)	(1,807)	(1,961)	(1,911)	(1,862)	(1,883)
Depreciation and amortisation	(505)	(523)	(533)	(530)	(525)	(514)	(605)

Net operating income	5,750	6,095	5,813	5,536	6,280	6,223	5,681

Net loan-loss provisions	(2,065)	(2,546)	(2,711)	(2,577)	(3,127)	(3,413)	(2,994)
Impairment losses on other assets	(48)	(52)	(84)	11	(83)	(97)	(81)
Other income	(546)	(1,378)	(357)	(531)	(526)	(418)	(510)

Ordinary profit before taxes	3,092	2,119	2,661	2,439	2,545	2,294	2,097

Tax on profit	(759)	(512)	(683)	(545)	(716)	(651)	(659)

Ordinary profit from continuing operations	2,332	1,607	1,978	1,894	1,829	1,644	1,438

Net profit from discontinued operations	(6)	(0)	(15)	(3)	1	(4)	1

Ordinary consolidated profit	2,327	1,607	1,963	1,890	1,829	1,640	1,439

Minority interests	218	214	161	173	226	236	197

Ordinary attributable profit to the Group	2,108	1,393	1,803	1,717	1,604	1,404	1,242

Extraordinary net capital gains and provisions	—	—	—	(1,670)	—	(1,304)	(1,142)

Attributable profit to the Group	2,108	1,393	1,803	47	1,604	100	100

EPS (euros)	0.24	0.16	0.20	0.00	0.17	0.01	0.01

Diluted EPS (euros)	0.24	0.16	0.20	0.00	0.17	0.01	0.01

Exchange rates: 1 euro / currency parity

	Average (income statement)		Period-end (balance sheet)
	Jan-Sep ’12	Jan-Sep ’11	30.09.12	31.12.11	30.09.11
US$	1.2799	1.4055	1.2930	1.2939	1.3503
Pound	0.8116	0.8711	0.7981	0.8353	0.8667
Brazilian real	2.4498	2.2928	2.6232	2.4159	2.5067
New Mexican peso	16.9314	16.9089	16.6086	18.0512	18.5936
Chilean peso	626.1244	666.5810	611.5567	671.3400	703.7088
Argentine peso	5.7094	5.7494	6.0655	5.5686	5.6773
Polish zloty	4.2063	4.0163	4.1038	4.4580	4.4050

Net fees

EUR million

			Variation
	Jan-Sep ’12	Jan-Sep ’11	Amount	%
Fees from services	4,571	4,483	88	2.0
Mutual & pension funds	878	945	(68)	(7.1)
Securities and custody	528	508	20	4.0
Insurance	1,789	1,885	(96)	(5.1)

Net fee income	7,766	7,821	(55)	(0.7)

Operating expenses

EUR million

			Variation
	Jan-Sep ’12	Jan-Sep ’11	Amount	%
Personnel expenses	7,841	7,555	286	3.8
General expenses	5,656	5,350	306	5.7
Information technology	705	664	41	6.2
Communications	493	495	(2)	(0.3)
Advertising	496	490	6	1.3
Buildings and premises	1,318	1,224	93	7.6
Printed and office material	120	125	(5)	(4.3)
Taxes (other than profit tax)	299	286	12	4.2
Other expenses	2,225	2,065	160	7.7

Personnel and general expenses	13,497	12,905	592	4.6

Depreciation and amortisation	1,644	1,561	83	5.3

Total operating expenses	15,141	14,466	675	4.7

Net loan-loss provisions

EUR million

			Variation
	Jan-Sep ’12	Jan-Sep ’11	Amount	%
Non performing loans	10,458	8,293	2,165	26.1
Country-risk	1	5	(4)	(84.8)
Recovery of written-off assets	(925)	(975)	50	(5.1)

Total	9,533	7,322	2,211	30.2

Balance sheet

EUR million

			Variation
	30.09.12	30.09.11	Amount	%	31.12.11
Assets
Cash on hand and deposits at central banks	95,979	84,050	11,929	14.2	96,524
Trading portfolio	199,727	191,440	8,288	4.3	172,637
Debt securities	41,521	60,033	(18,512)	(30.8)	52,704
Customer loans	20,639	1,973	18,666	946.2	8,056
Equities	5,097	6,432	(1,335)	(20.8)	4,744
Trading derivatives	122,472	102,217	20,254	19.8	102,498
Deposits from credit institutions	9,998	20,785	(10,787)	(51.9)	4,636
Other financial assets at fair value	29,150	27,875	1,274	4.6	19,563
Customer loans	15,788	11,039	4,749	43.0	11,748
Other (deposits at credit institutions, debt securities and equities)	13,361	16,836	(3,475)	(20.6)	7,815
Available-for-sale financial assets	97,189	79,410	17,778	22.4	86,612
Debt securities	92,803	73,875	18,927	25.6	81,589
Equities	4,386	5,535	(1,149)	(20.8)	5,024
Loans	782,922	772,144	10,779	1.4	779,525
Deposits at credit institutions	58,649	43,778	14,872	34.0	42,389
Customer loans	717,666	721,291	(3,624)	(0.5)	730,296
Debt securities	6,607	7,075	(469)	(6.6)	6,840
Investments	4,676	1,212	3,465	285.9	4,154
Intangible assets and property and equipment	17,055	17,102	(47)	(0.3)	16,840
Goodwill	25,178	25,914	(735)	(2.8)	25,089
Other	48,755	51,330	(2,574)	(5.0)	50,580

Total assets	1,300,632	1,250,476	50,156	4.0	1,251,525

Liabilities and shareholders’ equity
Trading portfolio	172,388	168,751	3,637	2.2	146,949
Customer deposits	23,086	15,368	7,718	50.2	16,574
Marketable debt securities	122	1,507	(1,385)	(91.9)	77
Trading derivatives	123,459	101,557	21,902	21.6	103,083
Other	25,721	50,318	(24,597)	(48.9)	27,214
Other financial liabilities at fair value	42,259	66,940	(24,681)	(36.9)	44,908
Customer deposits	22,788	43,415	(20,627)	(47.5)	26,982
Marketable debt securities	6,769	8,432	(1,663)	(19.7)	8,185
Due to central banks and credit institutions	12,702	15,093	(2,390)	(15.8)	9,741
Financial liabilities at amortized cost	961,851	887,244	74,608	8.4	935,669
Due to central banks and credit institutions	138,261	93,435	44,826	48.0	116,368
Customer deposits	584,199	561,128	23,071	4.1	588,977
Marketable debt securities	199,256	187,750	11,506	6.1	189,110
Subordinated debt	19,090	25,848	(6,757)	(26.1)	22,992
Other financial liabilities	21,044	19,082	1,962	10.3	18,221
Insurance liabilities	1,129	9,894	(8,765)	(88.6)	517
Provisions	14,395	15,198	(803)	(5.3)	15,571
Other liability accounts	24,249	24,160	88	0.4	25,052

Total liabilities	1,216,270	1,172,187	44,083	3.8	1,168,666

Shareholders’ equity	81,214	79,144	2,069	2.6	80,895
Capital stock	4,949	4,220	729	17.3	4,455
Reserves	74,862	70,762	4,099	5.8	72,660
Attributable profit to the Group	1,804	5,303	(3,500)	(66.0)	5,351
Less: dividends	(401)	(1,141)	740	(64.8)	(1,570)
Equity adjustments by valuation	(6,645)	(6,519)	(126)	1.9	(4,482)
Minority interests	9,793	5,664	4,129	72.9	6,445

Total equity	84,362	78,289	6,072	7.8	82,859

Total liabilities and equity	1,300,632	1,250,476	50,156	4.0	1,251,525

Balance sheet

EUR million

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12	30.09.12
Assets
Cash on hand and deposits at central banks	86,006	90,003	84,050	96,524	111,943	86,719	95,979
Trading portfolio	148,138	164,301	191,440	172,637	174,223	196,487	199,727
Debt securities	55,426	69,164	60,033	52,704	53,235	48,477	41,521
Customer loans	2,080	694	1,973	8,056	13,300	22,688	20,639
Equities	8,146	8,316	6,432	4,744	5,304	4,769	5,097
Trading derivatives	62,509	68,494	102,217	102,498	95,495	112,303	122,472
Deposits from credit institutions	19,976	17,633	20,785	4,636	6,889	8,250	9,998
Other financial assets at fair value	41,907	30,986	27,875	19,563	20,358	27,776	29,150
Customer loans	6,892	8,574	11,039	11,748	12,116	18,716	15,788
Other (deposits at credit institutions, debt securities and equities)	35,014	22,412	16,836	7,815	8,242	9,061	13,361
Available-for-sale financial assets	85,125	90,476	79,410	86,612	99,165	97,647	97,189
Debt securities	78,741	84,137	73,875	81,589	94,349	93,111	92,803
Equities	6,384	6,339	5,535	5,024	4,816	4,536	4,386
Loans	760,084	764,588	772,144	779,525	780,763	788,614	782,922
Deposits at credit institutions	47,414	42,593	43,778	42,389	52,924	57,340	58,649
Customer loans	704,898	714,701	721,291	730,296	720,965	724,820	717,666
Debt securities	7,772	7,294	7,075	6,840	6,874	6,454	6,607
Investments	275	293	1,212	4,154	4,685	4,730	4,676
Intangible assets and property and equipment	17,041	17,566	17,102	16,840	16,816	16,474	17,055
Goodwill	23,856	26,527	25,914	25,089	25,200	25,136	25,178
Other	46,132	47,168	51,330	50,580	50,195	49,094	48,755

Total assets	1,208,563	1,231,908	1,250,476	1,251,525	1,283,349	1,292,677	1,300,632

Liabilities and shareholders’ equity
Trading portfolio	130,191	131,909	168,751	146,949	149,125	161,487	172,388
Customer deposits	7,838	13,133	15,368	16,574	16,085	28,765	23,086
Marketable debt securities	1,207	2,214	1,507	77	74	94	122
Trading derivatives	63,746	68,663	101,557	103,083	96,889	110,958	123,459
Other	57,400	47,900	50,318	27,214	36,077	21,669	25,721
Other financial liabilities at fair value	52,786	72,638	66,940	44,908	47,490	38,757	42,259
Customer deposits	30,836	39,115	43,415	26,982	32,068	23,974	22,788
Marketable debt securities	5,203	8,954	8,432	8,185	5,247	6,168	6,769
Deposits at credit institutions	16,747	24,570	15,093	9,741	10,174	8,615	12,702
Financial liabilities at amortized cost	898,476	898,769	887,244	935,669	964,252	973,084	961,851
Due to central banks and credit institutions	80,790	87,681	93,435	116,368	124,780	138,200	138,261
Customer deposits	582,100	572,166	561,128	588,977	594,633	591,269	584,199
Marketable debt securities	187,861	191,314	187,750	189,110	201,697	202,303	199,256
Subordinated debt	26,431	25,841	25,848	22,992	22,821	22,408	19,090
Other financial liabilities	21,293	21,767	19,082	18,221	20,321	18,905	21,044
Insurance liabilities	10,453	10,775	9,894	517	717	425	1,129
Provisions	15,142	16,040	15,198	15,571	15,486	14,868	14,395
Other liability accounts	21,762	22,113	24,160	25,052	22,123	22,236	24,249

Total liabilities	1,128,810	1,152,245	1,172,187	1,168,666	1,199,194	1,210,857	1,216,270

Shareholders’ equity	77,590	77,697	79,144	80,895	80,695	80,650	81,214
Capital stock	4,220	4,220	4,220	4,455	4,538	4,718	4,949
Reserves	74,592	71,117	70,762	72,660	74,552	74,229	74,862
Attributable profit to the Group	2,108	3,501	5,303	5,351	1,604	1,704	1,804
Less: dividends	(3,330)	(1,141)	(1,141)	(1,570)	—	—	(401)
Equity adjustments by valuation	(3,813)	(4,165)	(6,519)	(4,482)	(4,900)	(7,013)	(6,645)
Minority interests	5,976	6,131	5,664	6,445	8,361	8,184	9,793

Total equity	79,753	79,663	78,289	82,859	84,155	81,821	84,362

Total liabilities and equity	1,208,563	1,231,908	1,250,476	1,251,525	1,283,349	1,292,677	1,300,632

Customer loans

EUR million

			Variation
	30.09.12	30.09.11	Amount	%	31.12.11
Public sector	17,738	12,340	5,398	43.7	12,147
Other residents	188,392	205,225	(16,833)	(8.2)	202,411
Commercial bills	8,567	9,075	(507)	(5.6)	9,679
Secured loans	106,295	121,016	(14,720)	(12.2)	117,946
Other loans	73,530	75,135	(1,605)	(2.1)	74,785
Non-resident sector	572,245	536,267	35,979	6.7	554,478
Secured loans	350,418	326,079	24,339	7.5	342,676
Other loans	221,827	210,187	11,640	5.5	211,802

Gross customer loans	778,375	753,832	24,544	3.3	769,036

Loan-loss allowances	24,282	19,529	4,752	24.3	18,936

Net customer loans	754,094	734,302	19,792	2.7	750,100

Pro memoria: Doubtful loans	34,896	30,124	4,772	15.8	31,287
Public sector	103	88	15	16.7	102
Other residents	15,767	13,708	2,059	15.0	14,745
Non-resident sector	19,027	16,328	2,699	16.5	16,439

Customer loans

EUR million

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12	30.09.12
Public sector	12,340	12,565	12,340	12,147	12,801	17,959	17,738
Other residents	210,430	208,493	205,225	202,411	193,462	188,897	188,392
Commercial bills	9,320	8,944	9,075	9,679	8,790	9,081	8,567
Secured loans	124,610	122,884	121,016	117,946	110,731	108,305	106,295
Other loans	76,500	76,665	75,135	74,785	73,940	71,511	73,530
Non-resident sector	510,246	522,815	536,267	554,478	559,356	580,831	572,245
Secured loans	309,769	315,370	326,079	342,676	343,492	350,186	350,418
Other loans	200,476	207,445	210,187	211,802	215,865	230,646	221,827

Gross customer loans	733,016	743,874	753,832	769,036	765,619	787,687	778,375

Loan-loss allowances	19,145	19,904	19,529	18,936	19,237	21,463	24,282

Net customer loans	713,871	723,969	734,302	750,100	746,382	766,224	754,094

Pro memoria: Doubtful loans	27,871	29,597	30,124	31,287	31,838	33,525	34,896
Public sector	44	85	88	102	139	133	103
Other residents	12,539	12,946	13,708	14,745	14,613	15,104	15,767
Non-resident sector	15,287	16,566	16,328	16,439	17,086	18,288	19,027

Credit risk management *

EUR million

			Variation
	30.09.12	30.09.11	Amount	%	31.12.11
Non-performing loans	35,826	30,910	4,915	15.9	32,036
NPL ratio (%)	4.33	3.86	0.47 p.		3.89
Loan-loss allowances	24,999	20,403	4,596	22.5	19,661
Specific	20,805	15,300	5,505	36.0	15,474
Generic	4,194	5,103	(909)	(17.8)	4,187
NPL coverage (%)	70	66	4 p.		61
Credit cost (%) **	2.08	1.44	0.64 p.		1.41

Ordinary non-performing and doubtful loans ***	20,435	18,412	2,022	11.0	18,318
NPL ratio (%) ***	2.52	2.33	0.19 p.		2.26
NPL coverage (%) ***	122	111	12 p.		107

*	Excluding country-risk
**	Net specific allowance / computable assets
***	Excluding mortgage guarantees

Note: NPL ratio: Non-performing loans / computable assets

Credit risk management *

EUR million

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12	30.09.12
Non-performing loans	28,494	30,186	30,910	32,036	32,560	34,365	35,826
NPL ratio (%)	3.61	3.78	3.86	3.89	3.98	4.11	4.33
Loan-loss allowances	20,124	20,800	20,403	19,661	20,035	22,197	24,999
Specific	14,992	15,512	15,300	15,474	15,808	17,954	20,805
Generic	5,132	5,288	5,103	4,187	4,227	4,243	4,194
NPL coverage (%)	71	69	66	61	62	65	70
Credit cost (%) **	1.51	1.48	1.44	1.41	1.44	1.81	2.08

*	Excluding country-risk
**	Net specific allowance / computable assets

Non-performing loans by quarter

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12
Balance at beginning of period	28,522	28,494	30,186	30,910	32,036	32,560	34,365
Net additions	3,112	4,015	4,206	4,048	3,638	5,452	3,836
Increase in scope of consolidation	186	739	(0)	—	(602)	(25)	(1)
Exchange differences	(558)	(31)	(444)	671	37	(71)	(40)
Write-offs	(2,767)	(3,031)	(3,037)	(3,594)	(2,549)	(3,552)	(2,335)

Balance at period-end	28,494	30,186	30,910	32,036	32,560	34,365	35,826

Customer funds under management

EUR million

			Variation
	30.09.12	30.09.11	Amount	%	31.12.11
Resident public sector	7,277	6,994	282	4.0	6,528
Other residents	145,147	161,571	(16,424)	(10.2)	144,131
Demand deposits	68,863	67,523	1,340	2.0	68,389
Time deposits	62,440	64,875	(2,435)	(3.8)	61,185
Other	13,844	29,172	(15,328)	(52.5)	14,557
Non-resident sector	477,649	451,346	26,303	5.8	481,875
Demand deposits	231,458	215,260	16,199	7.5	220,299
Time deposits	182,822	194,539	(11,718)	(6.0)	197,249
Other	63,369	41,547	21,822	52.5	64,328

Customer deposits	630,072	619,911	10,161	1.6	632,533

Debt securities*	206,147	197,689	8,458	4.3	197,372
Subordinated debt	19,090	25,848	(6,757)	(26.1)	22,992

On-balance-sheet customer funds	855,310	843,448	11,862	1.4	852,898

Mutual funds	93,745	103,755	(10,010)	(9.6)	102,611
Pension funds	9,699	9,893	(194)	(2.0)	9,645
Managed portfolios	18,184	18,796	(611)	(3.3)	19,199
Savings-insurance policies	—	707	(707)	(100.0)	—

Other customer funds under management	121,628	133,150	(11,522)	(8.7)	131,456

Customer funds under management	976,938	976,598	340	0.0	984,353

*	Including retail commercial paper. EUR 12,535 million in September 2012 and EUR 6,052 million in December 2011

Mutual funds

EUR million

			Variation
	30.09.12	30.09.11	Amount	%	31.12.11
Spain	23,730	28,331	(4,600)	(16.2)	27,425
Portugal	1,611	2,159	(548)	(25.4)	1,866
Poland	2,188	1,888	300	15.9	1,747
United Kingdom	16,243	14,686	1,557	10.6	15,744
Latin America	49,972	56,691	(6,719)	(11.9)	55,829

Total	93,745	103,755	(10,010)	(9.6)	102,611

Pension funds

EUR million

			Variation
	30.09.12	30.09.11	Amount	%	31.12.11
Spain	8,935	8,910	25	0.3	8,884
Portugal	764	983	(219)	(22.3)	760

Total	9,699	9,893	(194)	(2.0)	9,645

Customer funds under management

EUR million

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12	30.09.12
Resident public sector	8,640	6,558	6,994	6,528	10,925	7,334	7,277
Other residents	163,246	159,076	161,571	144,131	137,134	147,886	145,147
Demand deposits	71,018	69,482	67,523	68,389	67,382	72,016	68,863
Time deposits	78,500	68,378	64,875	61,185	60,511	61,424	62,440
Other	13,729	21,216	29,172	14,557	9,241	14,445	13,844
Non-resident sector	448,888	458,780	451,346	481,875	494,727	488,789	477,649
Demand deposits	211,861	215,828	215,260	220,299	224,318	223,221	231,458
Time deposits	197,313	200,843	194,539	197,249	194,764	185,528	182,822
Other	39,713	42,109	41,547	64,328	75,645	80,040	63,369

Customer deposits	620,774	624,414	619,911	632,533	642,786	644,009	630,072

Debt securities*	194,271	202,482	197,689	197,372	207,018	208,565	206,147
Subordinated debt	26,431	25,841	25,848	22,992	22,821	22,408	19,090

On-balance-sheet customer funds	841,476	852,737	843,448	852,898	872,625	874,981	855,310

Mutual funds	112,817	112,371	103,755	102,611	105,914	97,683	93,745
Pension funds	10,916	10,744	9,893	9,645	9,765	9,436	9,699
Managed portfolios	18,626	19,005	18,796	19,199	19,500	18,064	18,184
Savings-insurance policies	833	884	707	—	—	—	—

Other customer funds under management	143,192	143,004	133,150	131,456	135,179	125,184	121,628

Customer funds under management	984,668	995,741	976,598	984,353	1,007,804	1,000,165	976,938

*	Including retail commercial paper: EUR 12,535 million in September 2012, EUR 9,803 million in June 2012, EUR 8,346 million in March 2012 and EUR 6,052 million in December 2011

Mutual funds

EUR million

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12	30.09.12
Spain	31,974	30,209	28,331	27,425	27,292	24,060	23,730
Portugal	3,051	2,755	2,159	1,866	1,809	1,441	1,611
Poland	—	2,443	1,888	1,747	2,059	2,059	2,188
United Kingdom	14,204	14,532	14,686	15,744	15,674	16,110	16,243
Latin America	63,588	62,433	56,691	55,829	59,080	54,013	49,972

Total	112,817	112,371	103,755	102,611	105,914	97,683	93,745

Pension funds

EUR million

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12	30.09.12
Spain	9,602	9,477	8,910	8,884	8,983	8,680	8,935
Portugal	1,314	1,266	983	760	782	757	764

Total	10,916	10,744	9,893	9,645	9,765	9,436	9,699

Total equity and capital with the nature of financial liabilities

EUR million

			Variation
	30.09.12	30.09.11	Amount	%	31.12.11
Capital stock	4,949	4,220	729	17.3	4,455
Additional paid-in surplus	35,069	29,446	5,623	19.1	31,223
Reserves	39,971	41,592	(1,621)	(3.9)	41,688
Treasury stock	(179)	(276)	98	(35.4)	(251)

Shareholders’ equity (before profit and dividends)	79,811	74,982	4,829	6.4	77,115

Attributable profit	1,804	5,303	(3,500)	(66.0)	5,351
Interim dividend distributed	(401)	(1,141)	740	(64.8)	(1,429)
Interim dividend not distributed	—	—	—	—	(637)

Shareholders’ equity (after retained profit)	81,214	79,144	2,069	2.6	80,400

Valuation adjustments	(6,645)	(6,519)	(126)	1.9	(4,482)
Minority interests	9,793	5,664	4,129	72.9	6,445

Total equity (after retained profit)	84,362	78,289	6,072	7.8	82,363

Preferred shares and securities in subordinated debt	4,792	7,125	(2,333)	(32.7)	5,896

Total equity and capital with the nature of financial liabilities	89,154	85,414	3,739	4.4	88,259

Computable capital and BIS II ratio

EUR million

			Variation
	30.09.12	30.09.11	Amount	%	31.12.11
Core capital	58,370	52,638	5,732	10.9	56,694
Basic capital	63,122	60,030	3,093	5.2	62,294
Supplementary capital	12,710	16,480	(3,770)	(22.9)	15,568
Deductions	(1,248)	(2,502)	1,253	(50.1)	(1,090)

Computable capital	74,584	74,008	576	0.8	76,772

Risk-weighted assets	562,285	558,789	3,496	0.6	565,958

BIS II ratio	13.26	13.24	0.02p.		13.56

Tier I (before deductions)	11.23	10.74	0.49p.		11.01

Core capital	10.38	9.42	0.96p.		10.02

Shareholders’ equity surplus (BIS II ratio)	29,601	29,305	296	1.0	31,495

Key data by principal segments

	Net operating income			Attributable profit to the Group			Efficiency ratio (%)		ROE (%)
	Jan-Sep ’12	Jan-Sep ’11	Var (%)	Jan-Sep ’12	Jan-Sep 11	Var (%)	Jan-Sep ’12	Jan-Sep ’11	Jan-Sep ’12	Jan-Sep ’11
Income statement (EUR million)
Continental Europe	5,779	5,444	6.1	1,813	2,021	(10.3)	45.0	46.1	7.71	9.07

o/w: Santander Branch Network	1,959	1,815	7.9	513	602	(14.7)	43.9	45.8	10.60	11.60
Banesto	942	876	7.5	115	189	(39.4)	44.3	46.4	3.20	5.39
Portugal	466	355	31.1	97	129	(24.5)	44.7	52.6	5.10	6.97
Santander Consumer Finance	1,352	1,479	(8.6)	564	571	(1.2)	43.0	39.5	6.95	8.08
Retail Poland (BZ WBK)	383	261	46.9	236	172	37.1	45.1	45.4	18.23	26.14

United Kingdom*	1,858	2,547	(27.0)	823	810	1.6	52.8	43.1	8.25	8.52

Latin America	11,487	10,175	12.9	3,306	3,528	(6.3)	37.0	39.0	19.47	21.54

o/w: Brazil	8,371	7,477	12.0	1,689	1,973	(14.4)	34.4	37.0	17.94	22.99
Mexico	1,274	1,082	17.8	832	731	13.8	38.3	39.9	26.08	21.56
Chile	1,016	942	7.9	362	466	(22.3)	40.2	39.0	20.95	24.81

USA	1,112	1,316	(15.6)	584	761	(23.3)	44.0	35.1	14.92	25.40

Operating areas*	20,236	19,483	3.9	6,526	7,120	(8.3)	41.6	41.5	12.00	13.91

Corporate Activities*	(2,052)	(1,824)	12.5	(2,277)	(1,817)	25.3

Total Group*	18,184	17,659	3.0	4,250	5,303	(19.9)	45.4	45.0	7.20	9.47

Extraordinary net capital gains and provisions				(2,446)	—	—

Total Group				1,804	5,303	(66.0)	45.4	45.0	3.06	9.47

(*).-	Excluding extraordinary net capital gains and provisions

	Net customer loans			Customer deposits			NPL ratio (%) *		NPL coverage (%) *
	30.09.12	30.09.11	Var (%)	30.09.12	30.09.11	Var (%)	30.09.12	30.09.11	30.09.12	30.09.11
Activity (EUR million)
Continental Europe	292,050	307,510	(5.0)	242,533	255,020	(4.9)	6.01	5.04	69	58

o/w: Santander Branch Network *	98,665	104,671	(5.7)	85,295	81,063	5.2	9.56	7.70	62	41
Banesto	63,307	69,245	(8.6)	49,571	51,385	(3.5)	5.74	4.69	68	53
Portugal	26,759	28,945	(7.6)	23,877	22,812	4.7	6.16	3.78	52	53
Santander Consumer Finance	56,822	56,486	0.6	33,087	34,181	(3.2)	3.96	4.50	110	105
Retail Poland (BZ WBK)	9,659	8,219	17.5	11,035	9,936	11.1	4.69	6.26	64	69

United Kingdom	271,464	238,557	13.8	213,508	187,141	14.1	1.94	1.86	47	42

Latin America	142,412	131,288	8.5	135,000	130,628	3.3	5.31	4.10	90	102

o/w: Brazil	75,293	71,736	5.0	69,588	71,211	(2.3)	6.79	5.05	92	100
Mexico	21,545	17,477	23.3	24,162	19,615	23.2	1.69	1.78	175	176
Chile	30,043	25,176	19.3	23,192	19,305	20.1	5.00	3.63	61	88

USA	41,845	37,936	10.3	38,454	35,141	9.4	2.31	3.22	110	93

Operating areas	747,772	715,291	4.5	629,495	607,930	3.5	4.30	3.78	72	66

Total Group	754,094	734,302	2.7	630,072	619,911	1.6	4.33	3.86	70	66

*	Santander Branch Network is the retail banking unit of Banco Santander S.A. The NPL ratio of Banco Santander S.A. at the end of September 2012 stood at 6.98% (5.63% in September 2011) and NPL coverage was 62% (39% in September 2011).

	Employees		Branches
	30.09.12	30.09.11	30.09.12	30.09.11
Operating means
Continental Europe	58,516	58,961	6,521	6,636

o/w: Santander Branch Network	17,931	18,009	2,912	2,915
Banesto	9,178	9,462	1,698	1,716
Portugal	5,711	5,847	670	724
Santander Consumer Finance	12,601	11,798	638	662
Retail Poland (BZ WBK)	8,892	9,563	522	527

United Kingdom	26,614	27,264	1,266	1,386

Latin America	91,197	90,131	5,987	5,964

o/w: Brazil	54,856	52,536	3,782	3,731
Mexico	13,336	12,897	1,123	1,099
Chile	12,331	12,404	496	494

USA	9,432	9,169	722	723

Operating areas	185,759	185,525	14,496	14,709

Corporate Activities	2,387	2,290

Total Group	188,146	187,815	14,496	14,709

Operating areas

EUR million

			Variation
	Jan-Sep ’12	Jan-Sep ’11	Amount	%
Income statement
Net interest income	24,777	23,252	1,525	6.6

Net fees	7,792	7,831	(40)	(0.5)
Gains (losses) on financial transactions	1,705	1,654	50	3.1
Other operating income*	397	557	(161)	(28.8)

Gross income	34,669	33,295	1,375	4.1

Operating expenses	(14,434)	(13,811)	(622)	4.5
General administrative expenses	(12,903)	(12,342)	(561)	4.5
Personnel	(7,658)	(7,320)	(338)	4.6
Other general administrative expenses	(5,245)	(5,022)	(223)	4.4
Depreciation and amortisation	(1,531)	(1,470)	(61)	4.2

Net operating income	20,236	19,483	753	3.9

Net loan-loss provisions	(9,482)	(7,363)	(2,120)	28.8
Other income	(1,357)	(2,113)	755	(35.8)

Ordinary profit before taxes	9,396	10,008	(612)	(6.1)

Tax on profit	(2,185)	(2,294)	109	(4.8)

Ordinary profit from continuing operations	7,211	7,714	(503)	(6.5)

Net profit from discontinued operations	(2)	(3)	1	(24.5)

Ordinary consolidated profit	7,209	7,711	(502)	(6.5)

Minority interests	683	591	92	15.5

Ordinary attributable profit to the Group	6,526	7,120	(594)	(8.3)

Extraordinary net capital gains and provisions	80	—	80	—

Attributable profit to the Group	6,607	7,120	(513)	(7.2)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.12	30.09.11	Amount	%
Balance sheet
Customer loans**	747,772	715,291	32,481	4.5
Trading portfolio (w/o loans)	158,833	163,837	(5,003)	(3.1)
Available-for-sale financial assets	68,594	59,443	9,151	15.4
Due from credit institutions**	102,346	110,037	(7,691)	(7.0)
Intangible assets and property and equipment	13,026	12,328	698	5.7
Other assets	127,086	126,356	730	0.6

Total assets/liabilities & shareholders’ equity	1,217,658	1,187,291	30,366	2.6

Customer deposits**	629,495	607,930	21,565	3.5
Marketable debt securities**	141,008	128,895	12,113	9.4
Subordinated debt**	14,379	16,874	(2,495)	(14.8)
Insurance liabilities	1,129	9,894	(8,765)	(88.6)
Due to credit institutions**	164,126	174,475	(10,349)	(5.9)
Other liabilities	196,796	181,803	14,993	8.2
Shareholders’ equity***	70,725	67,420	3,305	4.9

Other customer funds under management	121,628	133,150	(11,522)	(8.7)

Mutual funds	93,745	103,755	(10,010)	(9.6)
Pension funds	9,699	9,893	(194)	(2.0)
Managed portfolios	18,184	18,796	(611)	(3.3)
Savings-insurance policies	—	707	(707)	(100.0)

Customer funds under management	906,510	886,849	19,661	2.2

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Ratios (%) and other data
ROE**	12.00	13.91	(1.91 p.	)
Efficiency ratio (with amortisations)	41.6	41.5	0.1 p.
NPL ratio	4.30	3.78	0.52 p.
NPL coverage	72	66	6 p.
Number of employees (direct & indirect)	185,759	185,525	234		0.1
Number of branches	14,496	14,709	(213)		(1.4)

Operating areas

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12
Income statement
Net interest income	7,586	7,838	7,828	8,030	8,334	8,293	8,150

Net fees	2,522	2,671	2,638	2,393	2,635	2,577	2,579
Gains (losses) on financial transactions	738	563	353	240	751	467	486
Other operating income*	192	243	122	189	85	251	61

Gross income	11,038	11,315	10,941	10,852	11,806	11,588	11,276

Operating expenses	(4,487)	(4,618)	(4,707)	(4,909)	(4,825)	(4,739)	(4,869)
General administrative expenses	(4,015)	(4,124)	(4,203)	(4,393)	(4,335)	(4,249)	(4,319)
Personnel	(2,386)	(2,442)	(2,491)	(2,552)	(2,560)	(2,520)	(2,578)
Other general administrative expenses	(1,629)	(1,682)	(1,712)	(1,841)	(1,775)	(1,728)	(1,741)
Depreciation and amortisation	(472)	(494)	(504)	(516)	(490)	(490)	(550)

Net operating income	6,551	6,697	6,235	5,942	6,980	6,849	6,407

Net loan-loss provisions	(1,997)	(2,633)	(2,732)	(2,574)	(3,112)	(3,401)	(2,969)
Other income	(406)	(1,287)	(420)	(442)	(491)	(349)	(517)

Ordinary profit before taxes	4,148	2,777	3,083	2,926	3,377	3,098	2,920

Tax on profit	(981)	(575)	(738)	(646)	(773)	(735)	(676)

Ordinary profit from continuing operations	3,167	2,202	2,345	2,280	2,604	2,363	2,244

Net profit from discontinued operations	(6)	(0)	3	(22)	1	(4)	1

Ordinary consolidated profit	3,161	2,201	2,349	2,259	2,605	2,359	2,245

Minority interests	218	211	162	195	258	233	192

Ordinary attributable profit to the Group	2,943	1,991	2,187	2,064	2,348	2,126	2,053

Extraordinary net capital gains and provisions	—	—	—	—	—	—	80

Attributable profit to the Group	2,943	1,991	2,187	2,064	2,348	2,126	2,133

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12	30.09.12
Balance sheet
Customer loans**	696,187	705,521	715,291	741,152	744,164	762,399	747,772
Trading portfolio (w/o loans)	121,244	140,702	163,837	152,218	146,559	157,236	158,833
Available-for-sale financial assets	63,538	68,412	59,443	63,316	68,786	69,582	68,594
Due from credit institutions**	115,197	107,467	110,037	85,157	93,436	92,043	102,346
Intangible assets and property and equipment	12,335	12,732	12,328	12,124	12,941	12,719	13,026
Other assets	129,395	133,932	126,356	125,634	128,090	124,378	127,086

Total assets/liabilities & shareholders’ equity	1,137,897	1,168,765	1,187,291	1,179,601	1,193,976	1,218,357	1,217,658

Customer deposits**	609,325	613,158	607,930	612,861	625,401	632,892	629,495
Marketable debt securities**	123,405	133,662	128,895	133,782	140,920	145,627	141,008
Subordinated debt**	16,430	16,639	16,874	17,515	17,316	17,285	14,379
Insurance liabilities	10,453	10,775	9,894	517	717	425	1,129
Due to credit institutions**	174,581	169,951	174,475	173,070	170,578	162,605	164,126
Other liabilities	135,078	155,746	181,803	174,362	165,500	187,033	196,796
Shareholders’ equity***	68,625	68,835	67,420	67,494	73,543	72,491	70,725

Other customer funds under management	143,192	143,004	133,150	131,456	135,179	125,184	121,628

Mutual funds	112,817	112,371	103,755	102,611	105,914	97,683	93,745
Pension funds	10,916	10,744	9,893	9,645	9,765	9,436	9,699
Managed portfolios	18,626	19,005	18,796	19,199	19,500	18,064	18,184
Savings-insurance policies	833	884	707	—	—	—	—

Customer funds under management	892,352	906,463	886,849	895,614	918,817	920,987	906,510

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Other information
NPL ratio	3.54	3.71	3.78	3.83	3.95	4.09	4.30
NPL coverage	71	69	66	64	63	66	72

Continental Europe

EUR million

			Variation
	Jan-Sep ’12	Jan-Sep ’11	Amount	%
Income statement
Net interest income	7,126	6,633	493	7.4

Net fees	2,769	2,944	(175)	(5.9)
Gains (losses) on financial transactions	358	215	143	66.7
Other operating income*	252	303	(50)	(16.6)

Gross income	10,505	10,094	411	4.1

Operating expenses	(4,726)	(4,649)	(77)	1.6
General administrative expenses	(4,238)	(4,200)	(39)	0.9
Personnel	(2,644)	(2,636)	(8)	0.3
Other general administrative expenses	(1,594)	(1,564)	(30)	1.9
Depreciation and amortisation	(488)	(450)	(38)	8.5

Net operating income	5,779	5,444	335	6.1

Net loan-loss provisions	(3,027)	(2,309)	(719)	31.1
Other income	(290)	(379)	88	(23.4)

Profit before taxes	2,461	2,757	(296)	(10.7)

Tax on profit	(584)	(670)	86	(12.8)

Profit from continuing operations	1,877	2,087	(210)	(10.1)

Net profit from discontinued operations	(2)	(3)	1	(24.5)

Consolidated profit	1,875	2,084	(209)	(10.0)

Minority interests	62	63	(2)	(2.8)

Attributable profit to the Group	1,813	2,021	(207)	(10.3)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.12	30.09.11	Amount	%
Balance sheet
Customer loans**	292,050	307,510	(15,460)	(5.0)
Trading portfolio (w/o loans)	87,708	77,731	9,977	12.8
Available-for-sale financial assets	24,462	21,293	3,169	14.9
Due from credit institutions**	53,190	50,813	2,377	4.7
Intangible assets and property and equipment	5,644	5,078	566	11.1
Other assets	22,645	22,125	520	2.3

Total assets/liabilities & shareholders’ equity	485,700	484,551	1,148	0.2

Customer deposits**	242,533	255,020	(12,487)	(4.9)
Marketable debt securities**	37,692	34,617	3,076	8.9
Subordinated debt**	305	984	(679)	(69.0)
Insurance liabilities	1,129	930	199	21.4
Due to credit institutions**	76,206	70,616	5,591	7.9
Other liabilities	96,848	92,163	4,686	5.1
Shareholders’ equity***	30,985	30,222	763	2.5

Other customer funds under management	42,945	47,548	(4,603)	(9.7)

Mutual funds	27,529	32,377	(4,848)	(15.0)
Pension funds	9,699	9,893	(194)	(2.0)
Managed portfolios	5,717	5,278	439	8.3
Savings-insurance policies	—	—	—	—

Customer funds under management	323,475	338,168	(14,693)	(4.3)

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Ratios (%) and other data
ROE	7.71	9.07	(1.36 p.	)
Efficiency ratio (with amortisations)	45.0	46.1	(1.1 p.	)
NPL ratio	6.01	5.04	0.97 p.
NPL coverage	69	58	11 p.
Number of employees (direct & indirect)	58,516	58,961	(445)		(0.8)
Number of branches	6,521	6,636	(115)		(1.7)

Continental Europe

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12
Income statement
Net interest income	2,042	2,338	2,253	2,243	2,296	2,434	2,396

Net fees	939	1,014	990	830	921	958	890
Gains (losses) on financial transactions	235	8	(28)	17	335	(34)	57
Other operating income*	68	179	56	95	45	188	19

Gross income	3,284	3,539	3,270	3,185	3,597	3,546	3,362

Operating expenses	(1,459)	(1,603)	(1,588)	(1,611)	(1,578)	(1,567)	(1,581)
General administrative expenses	(1,316)	(1,448)	(1,435)	(1,461)	(1,419)	(1,407)	(1,412)
Personnel	(827)	(914)	(895)	(895)	(879)	(880)	(885)
Other general administrative expenses	(489)	(534)	(540)	(566)	(540)	(527)	(527)
Depreciation and amortisation	(142)	(154)	(153)	(150)	(159)	(160)	(170)

Net operating income	1,826	1,936	1,682	1,574	2,019	1,979	1,781

Net loan-loss provisions	(496)	(866)	(946)	(1,105)	(1,085)	(1,071)	(872)
Other income	(111)	(109)	(159)	(129)	(157)	(25)	(108)

Profit before taxes	1,218	961	578	340	777	883	801

Tax on profit	(311)	(237)	(122)	(47)	(176)	(228)	(180)

Profit from continuing operations	907	724	456	293	601	656	620

Net profit from discontinued operations	(6)	(0)	3	(22)	1	(4)	1

Consolidated profit	901	724	459	272	602	652	621

Minority interests	23	24	16	6	18	25	19

Attributable profit to the Group	878	700	443	266	584	627	602

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12	30.09.12
Balance sheet
Customer loans**	303,460	312,420	307,510	305,391	301,654	302,519	292,050
Trading portfolio (w/o loans)	51,350	58,043	77,731	78,802	78,600	84,528	87,708
Available-for-sale financial assets	22,240	24,553	21,293	24,640	29,433	26,830	24,462
Due from credit institutions**	63,415	57,677	50,813	48,491	49,609	50,740	53,190
Intangible assets and property and equipment	4,904	5,250	5,078	5,029	5,821	5,710	5,644
Other assets	18,362	20,727	22,125	26,480	27,005	23,793	22,645

Total assets/liabilities & shareholders’ equity	463,731	478,669	484,551	488,833	492,122	494,121	485,700

Customer deposits**	260,719	259,448	255,020	247,582	252,781	247,172	242,533
Marketable debt securities**	40,280	37,011	34,617	38,053	39,869	38,532	37,692
Subordinated debt**	1,218	1,350	984	964	909	401	305
Insurance liabilities	1,021	965	930	517	717	425	1,129
Due to credit institutions**	64,213	69,996	70,616	83,490	81,429	74,689	76,206
Other liabilities	66,975	79,201	92,163	87,822	84,631	101,521	96,848
Shareholders’ equity***	29,305	30,698	30,222	30,404	31,786	31,381	30,985

Other customer funds under management	51,296	52,169	47,548	45,809	46,320	42,375	42,945

Mutual funds	35,025	35,407	32,377	31,038	31,160	27,560	27,529
Pension funds	10,916	10,744	9,893	9,645	9,765	9,436	9,699
Managed portfolios	5,354	6,019	5,278	5,126	5,395	5,378	5,717
Savings-insurance policies	—	—	—	—	—	—	—

Customer funds under management	353,512	349,978	338,168	332,409	339,879	328,480	323,475

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Other information
NPL ratio	4.53	4.76	5.04	5.18	5.42	5.68	6.01
NPL coverage	62	61	58	56	55	60	69

Santander Branch Network

EUR million

			Variation
	Jan-Sep ’12	Jan-Sep ’11	Amount	%
Income statement
Net interest income	2,671	2,457	214	8.7

Net fees	841	845	(4)	(0.5)
Gains (losses) on financial transactions	84	79	5	6.0
Other operating income*	(104)	(31)	(73)	233.3

Gross income	3,493	3,351	142	4.2

Operating expenses	(1,533)	(1,536)	2	(0.2)
General administrative expenses	(1,421)	(1,421)	(0)	0.0
Personnel	(912)	(929)	17	(1.9)
Other general administrative expenses	(509)	(492)	(18)	3.6
Depreciation and amortisation	(112)	(115)	3	(2.5)

Net operating income	1,959	1,815	144	7.9

Net loan-loss provisions	(1,202)	(970)	(232)	24.0
Other income	(54)	(20)	(33)	161.6

Profit before taxes	703	825	(122)	(14.7)

Tax on profit	(190)	(223)	33	(14.7)

Profit from continuing operations	513	602	(89)	(14.7)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	513	602	(89)	(14.7)

Minority interests	0	0	(0)	(26.4)

Attributable profit to the Group	513	602	(89)	(14.7)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.12	30.09.11	Amount	%
Balance sheet
Customer loans**	98,665	104,671	(6,006)	(5.7)
Trading portfolio (w/o loans)	—	—	—	—
Available-for-sale financial assets	—	—	—	—
Due from credit institutions**	29	137	(108)	(78.7)
Intangible assets and property and equipment	1,201	1,201	(0)	(0.0)
Other assets	1,681	1,785	(104)	(5.8)

Total assets/liabilities & shareholders’ equity	101,576	107,794	(6,218)	(5.8)

Customer deposits**	85,295	81,063	4,232	5.2
Marketable debt securities**	9,128	—	9,128	—
Subordinated debt**	—	—	—	—
Insurance liabilities	—	—	—	—
Due to credit institutions**	666	524	143	27.2
Other liabilities	165	19,526	(19,361)	(99.2)
Shareholders’ equity***	6,322	6,681	(359)	(5.4)

Other customer funds under management	23,449	23,883	(434)	(1.8)

Mutual funds	14,892	16,712	(1,820)	(10.9)
Pension funds	6,027	5,628	399	7.1
Managed portfolios	—	—	—	—
Savings-insurance policies	2,530	1,543	987	64.0

Customer funds under management	117,872	104,946	12,926	12.3

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Ratios (%) and other data
ROE	10.60	11.60	(1.00 p.	)
Efficiency ratio (with amortisations)	43.9	45.8	(1.9 p.	)
NPL ratio	9.56	7.70	1.86 p.
NPL coverage	62	41	20 p.
Number of employees (direct & indirect)	17,931	18,009	(78)		(0.4)
Number of branches	2,912	2,915	(3)		(0.1)

Santander Branch Network

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12
Income statement
Net interest income	780	853	824	778	837	933	902

Net fees	292	283	270	253	279	286	276
Gains (losses) on financial transactions	37	27	15	29	35	31	18
Other operating income*	(10)	(12)	(9)	(10)	(33)	(32)	(39)

Gross income	1,100	1,151	1,100	1,050	1,118	1,217	1,157

Operating expenses	(512)	(512)	(512)	(512)	(512)	(510)	(511)
General administrative expenses	(474)	(473)	(474)	(474)	(475)	(473)	(474)
Personnel	(310)	(310)	(310)	(303)	(305)	(303)	(304)
Other general administrative expenses	(164)	(163)	(164)	(170)	(170)	(169)	(170)
Depreciation and amortisation	(38)	(39)	(38)	(38)	(37)	(37)	(37)

Net operating income	588	639	588	538	606	707	646

Net loan-loss provisions	(184)	(339)	(447)	(467)	(483)	(438)	(282)
Other income	(27)	10	(3)	9	(21)	(33)	0

Profit before taxes	376	310	139	80	102	237	364

Tax on profit	(101)	(84)	(37)	(22)	(28)	(64)	(98)

Profit from continuing operations	274	227	101	58	75	173	266

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	274	227	101	58	75	173	266

Minority interests	0	0	(0)	0	0	0	0

Attributable profit to the Group	274	226	101	58	75	173	266

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12	30.09.12
Balance sheet
Customer loans**	110,051	107,312	104,671	102,643	100,487	102,163	98,665
Trading portfolio (w/o loans)	—	—	—	—	—	—	—
Available-for-sale financial assets	—	—	—	—	—	—	—
Due from credit institutions**	214	185	137	104	59	44	29
Intangible assets and property and equipment	1,201	1,201	1,201	1,201	1,201	1,201	1,201
Other assets	411	1,692	1,785	1,829	1,657	1,674	1,681

Total assets/liabilities & shareholders’ equity	111,878	110,390	107,794	105,776	103,404	105,082	101,576

Customer deposits**	84,656	80,037	81,063	78,864	80,355	84,679	85,295
Marketable debt securities**	—	—	—	4,965	6,344	7,252	9,128
Subordinated debt**	—	—	—	—	—	—	—
Insurance liabilities	—	—	—	—	—	—	—
Due to credit institutions**	323	355	524	543	650	657	666
Other liabilities	20,002	22,954	19,526	14,780	9,597	6,025	165
Shareholders’ equity***	6,897	7,043	6,681	6,625	6,459	6,469	6,322

Other customer funds under management	25,478	25,171	23,883	23,640	23,838	22,971	23,449

Mutual funds	18,558	17,654	16,712	16,158	15,819	14,984	14,892
Pension funds	6,225	6,141	5,628	5,918	6,049	5,809	6,027
Managed portfolios	—	—	—	—	—	—	—
Savings-insurance policies	696	1,376	1,543	1,564	1,970	2,178	2,530

Customer funds under management	110,134	105,208	104,946	107,469	110,537	114,903	117,872

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Other information
NPL ratio	5.99	6.73	7.70	8.47	8.90	9.16	9.56
NPL coverage	50	47	41	40	40	49	62

Spread	1.95	2.53	2.68	2.54	2.70	2.87	3.09

Spread loans	1.90	1.97	2.03	2.01	2.19	2.42	2.62
Spread deposits	0.05	0.56	0.65	0.53	0.51	0.45	0.47

Banesto

EUR million

			Variation
	Jan-Sep ’12	Jan-Sep ’11	Amount	%
Income statement
Net interest income	1,096	1,030	66	6.4

Net fees	450	462	(13)	(2.7)
Gains (losses) on financial transactions	150	103	48	46.4
Other operating income*	(4)	39	(43)	—

Gross income	1,692	1,634	58	3.6

Operating expenses	(750)	(758)	8	(1.0)
General administrative expenses	(654)	(664)	10	(1.5)
Personnel	(480)	(486)	7	(1.4)
Other general administrative expenses	(174)	(177)	3	(1.7)
Depreciation and amortisation	(96)	(94)	(2)	2.3

Net operating income	942	876	66	7.5

Net loan-loss provisions	(630)	(461)	(169)	36.6
Other income	(163)	(136)	(26)	19.4

Profit before taxes	149	279	(130)	(46.4)

Tax on profit	(12)	(61)	49	(79.7)

Profit from continuing operations	137	217	(81)	(37.0)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	137	217	(81)	(37.0)

Minority interests	22	28	(6)	(21.2)

Attributable profit to the Group	115	189	(75)	(39.4)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.12	30.09.11	Amount	%
Balance sheet
Customer loans**	63,307	69,245	(5,938)	(8.6)
Trading portfolio (w/o loans)	8,558	7,699	859	11.2
Available-for-sale financial assets	7,166	7,206	(39)	(0.5)
Due from credit institutions**	11,051	10,286	765	7.4
Intangible assets and property and equipment	1,244	1,356	(111)	(8.2)
Other assets	7,857	5,989	1,868	31.2

Total assets/liabilities & shareholders’ equity	99,184	101,780	(2,596)	(2.6)

Customer deposits**	49,571	51,385	(1,814)	(3.5)
Marketable debt securities**	20,032	24,608	(4,576)	(18.6)
Subordinated debt**	177	790	(613)	(77.6)
Insurance liabilities	—	—	—	—
Due to credit institutions**	13,494	9,319	4,175	44.8
Other liabilities	11,140	10,969	171	1.6
Shareholders’ equity***	4,770	4,709	61	1.3

Other customer funds under management	8,124	8,687	(563)	(6.5)

Mutual funds	4,222	4,688	(466)	(9.9)
Pension funds	1,223	1,229	(6)	(0.5)
Managed portfolios	87	114	(27)	(23.9)
Savings-insurance policies	2,591	2,656	(65)	(2.4)

Customer funds under management	77,904	85,470	(7,567)	(8.9)

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Ratios (%) and other data
ROE	3.20	5.39	(2.19 p.	)
Efficiency ratio (with amortisations)	44.3	46.4	(2.0 p.	)
NPL ratio	5.74	4.69	1.05 p.
NPL coverage	68	53	15 p.
Number of employees (direct & indirect)	9,178	9,462	(284)		(3.0)
Number of branches	1,698	1,716	(18)		(1.0)

Banesto

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12
Income statement
Net interest income	321	358	351	321	353	379	365
Net fees	155	155	152	154	153	151	146
Gains (losses) on financial transactions	41	41	20	(5)	87	39	25
Other operating income*	9	24	6	8	(3)	(2)	1

Gross income	527	578	529	479	589	567	536

Operating expenses	(254)	(254)	(250)	(244)	(254)	(249)	(247)
General administrative expenses	(223)	(222)	(218)	(215)	(222)	(219)	(213)
Personnel	(163)	(162)	(161)	(149)	(162)	(159)	(158)
Other general administrative expenses	(60)	(60)	(58)	(65)	(60)	(59)	(55)
Depreciation and amortisation	(31)	(32)	(31)	(29)	(32)	(31)	(34)

Net operating income	273	324	280	235	335	318	290

Net loan-loss provisions	(102)	(173)	(187)	(200)	(206)	(259)	(165)
Other income	(16)	(60)	(60)	(114)	(90)	38	(111)

Profit before taxes	155	91	33	(79)	39	96	14

Tax on profit	(38)	(12)	(11)	15	7	(44)	25

Profit from continuing operations	117	79	22	(63)	46	53	38

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	117	79	22	(63)	46	53	38

Minority interests	16	12	(0)	(4)	5	11	6

Attributable profit to the Group	101	67	22	(59)	41	41	32

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12	30.09.12
Balance sheet
Customer loans**	73,326	71,825	69,245	68,850	67,196	64,571	63,307
Trading portfolio (w/o loans)	5,979	5,572	7,699	7,869	8,071	8,281	8,558
Available-for-sale financial assets	9,328	9,189	7,206	8,333	10,325	9,487	7,166
Due from credit institutions**	16,597	10,845	10,286	9,637	11,064	10,121	11,051
Intangible assets and property and equipment	1,360	1,356	1,356	1,328	1,379	1,297	1,244
Other assets	5,834	6,172	5,989	10,215	11,116	8,893	7,857

Total assets/liabilities & shareholders’ equity	112,426	104,959	101,780	106,232	109,152	102,649	99,184

Customer deposits**	59,660	54,047	51,385	50,755	53,875	49,992	49,571
Marketable debt securities**	27,135	26,303	24,608	22,531	22,947	22,037	20,032
Subordinated debt**	787	785	790	784	735	221	177
Insurance liabilities	—	—	—	—	—	—	—
Due to credit institutions**	10,822	9,961	9,319	16,591	15,926	14,539	13,494
Other liabilities	9,305	9,158	10,969	10,870	10,875	11,081	11,140
Shareholders’ equity***	4,717	4,704	4,709	4,702	4,793	4,780	4,770

Other customer funds under management	9,303	8,933	8,687	8,375	8,308	8,060	8,124

Mutual funds	5,279	4,902	4,688	4,440	4,357	4,162	4,222
Pension funds	1,344	1,321	1,229	1,237	1,240	1,192	1,223
Managed portfolios	114	118	114	109	110	91	87
Savings-insurance policies	2,566	2,592	2,656	2,588	2,601	2,615	2,591

Customer funds under management	96,884	90,069	85,470	82,444	85,865	80,310	77,904

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Other information
NPL ratio	4.31	4.54	4.69	5.01	5.07	5.27	5.74
NPL coverage	52	52	53	53	51	54	68

Spread	1.67	2.20	2.54	2.52	2.66	2.49	2.39

Spread loans	2.03	2.08	2.12	2.16	2.33	2.31	2.30
Spread deposits	(0.36)	0.12	0.42	0.36	0.33	0.18	0.09

Portugal

EUR million

			Variation
	Jan-Sep ’12	Jan-Sep ’11	Amount	%
Income statement
Net interest income	447	456	(9)	(2.0)
Net fees	258	270	(11)	(4.3)
Gains (losses) on financial transactions	109	6	102	—
Other operating income*	28	16	12	70.2

Gross income	842	749	93	12.5

Operating expenses	(377)	(394)	17	(4.3)
General administrative expenses	(323)	(342)	19	(5.5)
Personnel	(226)	(237)	11	(4.6)
Other general administrative expenses	(97)	(105)	8	(7.4)
Depreciation and amortisation	(53)	(52)	(2)	3.2

Net operating income	466	355	110	31.1

Net loan-loss provisions	(328)	(122)	(206)	168.1
Other income	(15)	(68)	53	(77.8)

Profit before taxes	122	165	(43)	(25.8)

Tax on profit	(25)	(36)	11	(31.0)

Profit from continuing operations	98	129	(32)	(24.4)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	98	129	(32)	(24.4)

Minority interests	0	(0)	0	—

Attributable profit to the Group	97	129	(32)	(24.5)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.12	30.09.11	Amount	%
Balance sheet
Customer loans**	26,759	28,945	(2,186)	(7.6)
Trading portfolio (w/o loans)	1,894	1,575	319	20.3
Available-for-sale financial assets	5,736	4,172	1,564	37.5
Due from credit institutions**	3,695	2,164	1,531	70.7
Intangible assets and property and equipment	399	460	(61)	(13.3)
Other assets	5,804	6,569	(765)	(11.6)

Total assets/liabilities & shareholders’ equity	44,286	43,884	402	0.9

Customer deposits**	23,877	22,812	1,065	4.7
Marketable debt securities**	3,759	5,170	(1,411)	(27.3)
Subordinated debt**	0	22	(22)	(99.4)
Insurance liabilities	77	75	2	2.7
Due to credit institutions**	13,501	13,079	422	3.2
Other liabilities	613	183	430	235.7
Shareholders’ equity***	2,459	2,543	(84)	(3.3)

Other customer funds under management	2,440	3,213	(773)	(24.1)

Mutual funds	1,611	2,159	(548)	(25.4)
Pension funds	764	983	(219)	(22.3)
Managed portfolios	65	72	(7)	(9.3)
Savings-insurance policies	—	—	—	—

Customer funds under management	30,076	31,218	(1,141)	(3.7)

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Ratios (%) and other data
ROE	5.10	6.97	(1.87 p.	)
Efficiency ratio (with amortisations)	44.7	52.6	(7.8 p.	)
NPL ratio	6.16	3.78	2.38 p.
NPL coverage	52	53	(2 p.	)
Number of employees (direct & indirect)	5,711	5,847	(136)		(2.3)
Number of branches	670	724	(54)		(7.5)

Portugal

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12
Income statement
Net interest income	165	155	137	136	147	152	147

Net fees	101	82	87	75	90	91	77
Gains (losses) on financial transactions	8	0	(1)	8	70	7	32
Other operating income*	8	6	2	5	10	17	1

Gross income	282	243	225	223	318	267	258

Operating expenses	(131)	(131)	(132)	(136)	(126)	(125)	(125)
General administrative expenses	(114)	(114)	(114)	(118)	(108)	(108)	(108)
Personnel	(79)	(79)	(79)	(80)	(75)	(75)	(75)
Other general administrative expenses	(35)	(35)	(35)	(38)	(32)	(32)	(33)
Depreciation and amortisation	(17)	(17)	(18)	(18)	(18)	(18)	(17)

Net operating income	151	112	93	88	192	142	132

Net loan-loss provisions	(32)	(40)	(50)	(84)	(131)	(91)	(106)
Other income	(9)	(14)	(45)	18	(16)	(5)	6

Profit before taxes	110	57	(2)	22	45	45	32

Tax on profit	(19)	(17)	(0)	23	(12)	(7)	(5)

Profit from continuing operations	91	41	(2)	45	33	38	27

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	91	41	(2)	45	33	38	27

Minority interests	0	(0)	(0)	0	(0)	0	0

Attributable profit to the Group	90	41	(2)	45	33	38	27

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12	30.09.12
Balance sheet
Customer loans**	29,744	29,212	28,945	28,403	27,808	27,289	26,759
Trading portfolio (w/o loans)	1,411	1,263	1,575	1,617	1,672	1,789	1,894
Available-for-sale financial assets	4,584	4,158	4,172	4,496	5,295	5,511	5,736
Due from credit institutions**	3,932	2,119	2,164	2,467	2,200	2,368	3,695
Intangible assets and property and equipment	472	467	460	452	439	418	399
Other assets	6,656	6,859	6,569	7,120	6,580	6,389	5,804

Total assets/liabilities & shareholders’ equity	46,798	44,078	43,884	44,555	43,993	43,765	44,286

Customer deposits**	21,929	22,228	22,812	23,465	23,321	23,772	23,877
Marketable debt securities**	7,122	5,365	5,170	5,037	4,734	3,892	3,759
Subordinated debt**	0	9	22	(0)	(0)	0	0
Insurance liabilities	83	81	75	70	70	67	77
Due to credit institutions**	14,208	13,248	13,079	13,395	13,197	13,324	13,501
Other liabilities	843	630	183	31	100	175	613
Shareholders’ equity***	2,613	2,516	2,543	2,557	2,571	2,534	2,459

Other customer funds under management	4,500	4,155	3,213	2,686	2,654	2,266	2,440

Mutual funds	3,051	2,755	2,159	1,866	1,809	1,441	1,611
Pension funds	1,314	1,266	983	760	782	757	764
Managed portfolios	135	133	72	59	63	69	65
Savings-insurance policies	—	—	—	—	—	—	—

Customer funds under management	33,551	31,757	31,218	31,188	30,708	29,930	30,076

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Other information
NPL ratio	3.03	3.25	3.78	4.06	4.59	5.42	6.16
NPL coverage	62	62	53	55	58	53	52

Spread	2.08	1.75	1.68	1.45	1.43	1.43	1.34

Spread loans	1.96	2.06	2.15	2.23	2.34	2.39	2.47
Spread deposits	0.12	(0.31)	(0.47)	(0.78)	(0.91)	(0.96)	(1.13)

Santander Consumer Finance

EUR million

			Variation
	Jan-Sep ’12	Jan-Sep ’11	Amount	%
Income statement
Net interest income	1,785	1,774	12	0.7

Net fees	598	672	(74)	(11.0)
Gains (losses) on financial transactions	(11)	(2)	(8)	391.4
Other operating income*	(1)	1	(2)	—

Gross income	2,372	2,444	(72)	(3.0)

Operating expenses	(1,019)	(965)	(54)	5.6
General administrative expenses	(906)	(878)	(28)	3.2
Personnel	(464)	(438)	(26)	5.9
Other general administrative expenses	(442)	(440)	(2)	0.5
Depreciation and amortisation	(114)	(87)	(26)	29.9

Net operating income	1,352	1,479	(126)	(8.6)

Net loan-loss provisions	(549)	(615)	66	(10.8)
Other income	(42)	(97)	56	(57.3)

Profit before taxes	762	767	(5)	(0.6)

Tax on profit	(167)	(169)	2	(1.4)

Profit from continuing operations	595	598	(2)	(0.4)

Net profit from discontinued operations	(2)	(3)	1	(24.5)

Consolidated profit	593	595	(1)	(0.2)

Minority interests	29	24	5	21.3

Attributable profit to the Group	564	571	(7)	(1.2)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.12	30.09.11	Amount	%
Balance sheet
Customer loans**	56,822	56,486	337	0.6
Trading portfolio (w/o loans)	1,520	1,480	40	2.7
Available-for-sale financial assets	329	226	103	45.3
Due from credit institutions**	12,156	7,565	4,591	60.7
Intangible assets and property and equipment	927	755	173	22.9
Other assets	2,560	3,276	(716)	(21.9)

Total assets/liabilities & shareholders’ equity	74,314	69,788	4,526	6.5

Customer deposits**	33,087	34,181	(1,094)	(3.2)
Marketable debt securities**	4,747	4,873	(126)	(2.6)
Subordinated debt**	19	65	(46)	(70.2)
Insurance liabilities	—	—	—	—
Due to credit institutions**	21,016	16,640	4,377	26.3
Other liabilities	4,571	4,466	105	2.4
Shareholders’ equity***	10,874	9,564	1,310	13.7

Other customer funds under management	6	6	(0)	(5.4)

Mutual funds	2	2	(0)	(10.8)
Pension funds	4	4	(0)	(2.3)
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	37,859	39,125	(1,266)	(3.2)

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Ratios (%) and other data
ROE	6.95	8.08	(1.13 p.	)
Efficiency ratio (with amortisations)	43.0	39.5	3.5 p.
NPL ratio	3.96	4.50	(0.54 p.	)
NPL coverage	110	105	4 p.
Number of employees (direct & indirect)	12,601	11,798	803		6.8
Number of branches	638	662	(24)		(3.6)

Santander Consumer Finance

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12
Income statement
Net interest income	582	600	591	598	611	580	594

Net fees	210	228	234	179	204	198	196
Gains (losses) on financial transactions	(1)	0	(1)	(11)	(5)	2	(8)
Other operating income*	2	5	(6)	2	0	1	(2)

Gross income	793	833	818	769	810	782	780

Operating expenses	(308)	(327)	(331)	(360)	(337)	(336)	(346)
General administrative expenses	(279)	(298)	(301)	(327)	(302)	(299)	(305)
Personnel	(137)	(150)	(150)	(152)	(149)	(155)	(159)
Other general administrative expenses	(141)	(147)	(151)	(175)	(153)	(144)	(146)
Depreciation and amortisation	(29)	(29)	(30)	(34)	(35)	(37)	(41)

Net operating income	486	506	487	408	473	446	434

Net loan-loss provisions	(192)	(203)	(220)	(238)	(176)	(199)	(174)
Other income	(37)	(46)	(14)	(41)	(18)	(6)	(17)

Profit before taxes	256	258	253	129	278	241	243

Tax on profit	(60)	(65)	(44)	(4)	(62)	(51)	(54)

Profit from continuing operations	196	193	208	125	216	190	189

Net profit from discontinued operations	(6)	(0)	3	(22)	1	(4)	1

Consolidated profit	190	193	212	103	217	186	190

Minority interests	7	7	10	7	10	10	9

Attributable profit to the Group	183	186	201	96	206	176	181

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12	30.09.12
Balance sheet
Customer loans**	56,524	57,052	56,486	56,731	56,306	56,834	56,822
Trading portfolio (w/o loans)	968	1,401	1,480	1,335	1,186	1,431	1,520
Available-for-sale financial assets	317	330	226	205	1,174	775	329
Due from credit institutions**	6,927	7,557	7,565	10,876	9,149	9,321	12,156
Intangible assets and property and equipment	808	873	755	784	842	852	927
Other assets	2,234	2,467	3,276	2,899	2,792	2,513	2,560

Total assets/liabilities & shareholders’ equity	67,777	69,680	69,788	72,831	71,449	71,724	74,314

Customer deposits**	31,618	32,658	34,181	33,198	33,180	32,702	33,087
Marketable debt securities**	6,020	5,345	4,873	5,410	5,908	5,361	4,747
Subordinated debt**	425	449	65	75	68	72	19
Insurance liabilities	—	—	—	—	—	—	—
Due to credit institutions**	17,010	17,811	16,640	18,912	17,210	18,646	21,016
Other liabilities	3,228	3,825	4,466	5,395	3,909	4,062	4,571
Shareholders’ equity***	9,476	9,592	9,564	9,840	11,173	10,882	10,874

Other customer funds under management	7	7	6	6	6	6	6

Mutual funds	3	2	2	2	2	2	2
Pension funds	4	4	4	4	4	4	4
Managed portfolios	—	—	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—	—	—

Customer funds under management	38,070	38,459	39,125	38,689	39,163	38,140	37,859

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Other information
NPL ratio	4.99	4.74	4.50	3.97	4.05	3.88	3.96
NPL coverage	98	103	105	109	108	111	110

Spread loans	4.83	4.43	4.48	4.57	4.51	4.57	4.67

Retail Poland (BZ WBK)

EUR million

			Variation
	Jan-Sep ’12	Jan-Sep ’11	Amount	%
Income statement
Net interest income	401	245	157	64.1
Net fees	243	171	71	41.5
Gains (losses) on financial transactions	38	46	(7)	(16.3)
Other operating income*	15	16	(0)	(1.3)

Gross income	698	477	220	46.1

Operating expenses	(315)	(217)	(98)	45.2
General administrative expenses	(289)	(199)	(90)	45.2
Personnel	(171)	(119)	(52)	44.2
Other general administrative expenses	(118)	(80)	(37)	46.6
Depreciation and amortisation	(26)	(18)	(8)	45.6

Net operating income	383	261	122	46.9

Net loan-loss provisions	(80)	(39)	(41)	104.7
Other income	2	(2)	4	—

Profit before taxes	305	220	86	38.9

Tax on profit	(62)	(42)	(20)	48.4

Profit from continuing operations	244	178	65	36.7

Net profit from discontinued operations	—	—	—	—

Consolidated profit	244	178	65	36.7

Minority interests	8	6	2	26.7

Attributable profit to the Group	236	172	64	37.1

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.12	30.09.11	Amount	%
Balance sheet
Customer loans**	9,659	8,219	1,440	17.5
Trading portfolio (w/o loans)	399	985	(585)	(59.4)
Available-for-sale financial assets	2,998	2,639	359	13.6
Due from credit institutions**	423	410	13	3.2
Intangible assets and property and equipment	140	261	(121)	(46.5)
Other assets	1,059	978	81	8.2

Total assets/liabilities & shareholders’ equity	14,678	13,491	1,187	8.8

Customer deposits**	11,035	9,936	1,098	11.1
Marketable debt securities**	—	—	—	—
Subordinated debt**	100	100	0	0.2
Insurance liabilities	—	—	—	—
Due to credit institutions**	713	1,617	(904)	(55.9)
Other liabilities	1,048	614	434	70.7
Shareholders’ equity***	1,782	1,224	558	45.6

Other customer funds under management	2,345	2,091	254	12.1

Mutual funds	2,188	1,888	300	15.9
Pension funds	—	—	—	—
Managed portfolios	157	203	(46)	(22.7)
Savings-insurance policies	—	—	—	—

Customer funds under management	13,480	12,127	1,352	11.2

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Ratios (%) and other data
ROE	18.23	26.14	(7.91 p.	)
Efficiency ratio (with amortisations)	45.1	45.4	(0.3 p.	)
NPL ratio	4.69	6.26	(1.57 p.	)
NPL coverage	64	69	(5 p.	)
Number of employees (direct & indirect)	8,892	9,563	(671)		(7.0)
Number of branches	522	527	(5)		(0.9)

Retail Poland (BZ WBK)

EUR million

	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12
Income statement
Net interest income	122	122	127	129	134	139

Net fees	88	83	76	78	80	84
Gains (losses) on financial transactions	20	26	12	10	16	13
Other operating income*	18	(2)	(2)	1	13	1

Gross income	248	229	213	218	243	237

Operating expenses	(114)	(103)	(108)	(105)	(104)	(106)
General administrative expenses	(105)	(94)	(99)	(96)	(96)	(98)
Personnel	(61)	(58)	(61)	(57)	(57)	(57)
Other general administrative expenses	(44)	(36)	(38)	(39)	(39)	(40)
Depreciation and amortisation	(9)	(9)	(9)	(9)	(8)	(9)

Net operating income	134	126	105	114	139	130

Net loan-loss provisions	(16)	(23)	(21)	(20)	(32)	(27)
Other income	(0)	(1)	(1)	2	(0)	0

Profit before taxes	118	101	83	96	106	103

Tax on profit	(21)	(21)	(21)	(21)	(20)	(21)

Profit from continuing operations	98	81	62	75	87	82

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	98	81	62	75	87	82

Minority interests	4	2	2	2	3	3

Attributable profit to the Group	94	78	60	73	84	79

*	Including dividends, income from equity-accounted method and other operating income/expenses

	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12	30.09.12
Balance sheet
Customer loans**	8,659	8,219	8,479	9,106	9,191	9,659
Trading portfolio (w/o loans)	920	985	1,304	769	871	399
Available-for-sale financial assets	3,142	2,639	2,617	2,832	2,634	2,998
Due from credit institutions**	214	410	309	368	549	423
Intangible assets and property and equipment	302	261	183	187	175	140
Other assets	823	978	645	1,100	698	1,059

Total assets/liabilities & shareholders’ equity	14,061	13,491	13,536	14,363	14,119	14,678

Customer deposits**	10,217	9,936	10,359	10,028	10,463	11,035
Marketable debt securities**	—	—	—	—	—	—
Subordinated debt**	100	100	99	100	100	100
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions**	1,800	1,617	1,163	1,690	1,109	713
Other liabilities	595	614	703	677	773	1,048
Shareholders’ equity***	1,349	1,224	1,213	1,867	1,673	1,782

Other customer funds under management	2,739	2,091	1,926	2,248	2,232	2,345

Mutual funds	2,443	1,888	1,747	2,059	2,059	2,188
Pension funds	—	—	—	—	—	—
Managed portfolios	296	203	179	188	173	157
Savings-insurance policies	—	—	—	—	—	—

Customer funds under management	13,055	12,127	12,383	12,376	12,796	13,480

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Other information
NPL ratio	6.43	6.26	4.89	4.74	4.93	4.69
NPL coverage	67	69	65	66	62	64

Retail Poland (BZ WBK)

PLN million

			Variation
	Jan-Sep ’12	Jan-Sep ’11	Amount	%
Income statement
Net interest income	1,688	982	706	71.8

Net fees	1,020	688	332	48.2
Gains (losses) on financial transactions	161	184	(23)	(12.3)
Other operating income*	65	62	2	3.4

Gross income	2,934	1,917	1,017	53.1

Operating expenses	(1,323)	(870)	(453)	52.1
General administrative expenses	(1,215)	(799)	(416)	52.0
Personnel	(720)	(477)	(243)	51.0
Other general administrative expenses	(496)	(323)	(173)	53.5
Depreciation and amortisation	(108)	(71)	(37)	52.5

Net operating income	1,611	1,047	564	53.9

Net loan-loss provisions	(336)	(157)	(179)	114.4
Other income	10	(7)	17	—

Profit before taxes	1,284	883	402	45.5

Tax on profit	(260)	(167)	(93)	55.4

Profit from continuing operations	1,025	716	309	43.2

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,025	716	309	43.2

Minority interests	33	25	8	32.7

Attributable profit to the Group	992	691	301	43.5

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.12	30.09.11	Amount	%
Balance sheet
Customer loans**	39,639	36,204	3,435	9.5
Trading portfolio (w/o loans)	1,639	4,337	(2,698)	(62.2)
Available-for-sale financial assets	12,303	11,624	679	5.8
Due from credit institutions**	1,735	1,806	(70)	(3.9)
Intangible assets and property and equipment	573	1,149	(577)	(50.2)
Other assets	4,346	4,309	36	0.8

Total assets/liabilities & shareholders’ equity	60,235	59,429	806	1.4

Customer deposits**	45,284	43,769	1,515	3.5
Marketable debt securities**	—	—	—	—
Subordinated debt**	411	441	(29)	(6.7)
Insurance liabilities	—	—	—	—
Due to credit institutions**	2,926	7,123	(4,197)	(58.9)
Other liabilities	4,300	2,705	1,595	59.0
Shareholders’ equity***	7,314	5,392	1,922	35.6

Other customer funds under management	9,623	9,212	411	4.5

Mutual funds	8,977	8,316	662	8.0
Pension funds	—	—	—	—
Managed portfolios	646	896	(251)	(28.0)
Savings-insurance policies	—	—	—	—

Customer funds under management	55,318	53,422	1,897	3.6

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Retail Poland (BZ WBK)

PLN million

	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12
Income statement
Net interest income	483	499	543	546	569	573

Net fees	349	339	330	330	341	349
Gains (losses) on financial transactions	78	106	55	41	66	53
Other operating income*	71	(8)	(9)	5	55	4

Gross income	980	936	919	923	1,032	979

Operating expenses	(449)	(421)	(463)	(442)	(441)	(440)
General administrative expenses	(413)	(386)	(426)	(405)	(407)	(403)
Personnel	(239)	(237)	(261)	(241)	(242)	(237)
Other general administrative expenses	(174)	(149)	(166)	(164)	(165)	(167)
Depreciation and amortisation	(36)	(35)	(37)	(37)	(34)	(36)

Net operating income	531	515	457	481	591	539

Net loan-loss provisions	(62)	(95)	(90)	(85)	(137)	(114)
Other income	(2)	(5)	(5)	8	(0)	1

Profit before taxes	468	415	362	404	453	427

Tax on profit	(82)	(85)	(91)	(88)	(84)	(88)

Profit from continuing operations	386	330	272	317	369	339

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	386	330	272	317	369	339

Minority interests	15	9	8	9	11	12

Attributable profit to the Group	370	321	264	308	357	327

*	Including dividends, income from equity-accounted method and other operating income/expenses

	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12	30.09.12
Balance sheet
Customer loans**	34,554	36,204	37,801	37,811	39,052	39,639
Trading portfolio (w/o loans)	3,671	4,337	5,812	3,193	3,702	1,639
Available-for-sale financial assets	12,539	11,624	11,665	11,760	11,191	12,303
Due from credit institutions**	855	1,806	1,376	1,528	2,333	1,735
Intangible assets and property and equipment	1,206	1,149	816	776	744	573
Other assets	3,285	4,309	2,876	4,569	2,965	4,346

Total assets/liabilities & shareholders’ equity	56,109	59,429	60,345	59,638	59,987	60,235

Customer deposits**	40,770	43,769	46,178	41,640	44,457	45,284
Marketable debt securities**	—	—	—	—	—	—
Subordinated debt**	398	441	441	416	426	411
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions**	7,182	7,123	5,183	7,017	4,712	2,926
Other liabilities	2,376	2,705	3,134	2,811	3,285	4,300
Shareholders’ equity***	5,383	5,392	5,409	7,753	7,108	7,314

Other customer funds under management	10,928	9,212	8,586	9,332	9,483	9,623

Mutual funds	9,748	8,316	7,789	8,550	8,749	8,977
Pension funds	—	—	—	—	—	—
Managed portfolios	1,180	896	797	783	734	646
Savings-insurance policies	—	—	—	—	—	—

Customer funds under management	52,095	53,422	55,205	51,388	54,366	55,318

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

United Kingdom

EUR million

			Variation
	Jan-Sep ’12	Jan-Sep ’11	Amount	%
Income statement
Net interest income	2,711	3,277	(566)	(17.3)

Net fees	905	810	94	11.7
Gains (losses) on financial transactions	306	374	(68)	(18.2)
Other operating income*	14	17	(4)	(20.8)

Gross income	3,935	4,478	(543)	(12.1)

Operating expenses	(2,076)	(1,931)	(146)	7.5
General administrative expenses	(1,777)	(1,662)	(115)	6.9
Personnel	(1,119)	(1,037)	(82)	7.9
Other general administrative expenses	(658)	(625)	(33)	5.3
Depreciation and amortisation	(300)	(269)	(31)	11.4

Net operating income	1,858	2,547	(689)	(27.0)

Net loan-loss provisions	(634)	(468)	(166)	35.4
Other income	(140)	(955)	814	(85.3)

Ordinary profit before taxes	1,084	1,124	(41)	(3.6)

Tax on profit	(261)	(314)	53	(17.0)

Ordinary profit from continuing operations	823	810	13	1.6

Net profit from discontinued operations	—	—	—	—

Ordinary consolidated profit	823	810	13	1.6

Minority interests	0	0	0	102.7

Ordinary attributable profit to the Group	823	810	13	1.6

Extraordinary net capital gains and provisions	80	—	80	—

Attributable profit to the Group	904	810	93	11.5

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.12	30.09.11	Amount	%
Balance sheet
Customer loans***	271,464	238,557	32,908	13.8
Trading portfolio (w/o loans)	43,586	49,693	(6,107)	(12.3)
Available-for-sale financial assets	6,775	1,108	5,667	511.5
Due from credit institutions***	20,568	34,134	(13,566)	(39.7)
Intangible assets and property and equipment	2,472	2,238	234	10.5
Other assets	46,421	43,592	2,829	6.5

Total assets/liabilities & shareholders’ equity	391,287	369,322	21,965	5.9

Customer deposits***	213,508	187,141	26,366	14.1
Marketable debt securities***	75,963	70,438	5,525	7.8
Subordinated debt***	5,720	7,939	(2,220)	(28.0)
Insurance liabilities	—	—	—	—
Due to credit institutions***	34,700	50,816	(16,116)	(31.7)
Other liabilities	47,873	40,110	7,764	19.4
Shareholders’ equity****	13,524	12,877	646	5.0

Other customer funds under management	16,243	14,686	1,557	10.6

Mutual funds	16,243	14,686	1,557	10.6
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	311,433	280,205	31,229	11.1

***	Including all on-balance sheet balances for this item
****	Not including profit of the year

Ratios (%) and other data
ROE**	8.25	8.52	(0.27 p. )
Efficiency ratio (with amortisations)	52.8	43.1	9.7 p.
NPL ratio	1.94	1.86	0.08 p.
NPL coverage	47	42	5 p.
Number of employees (direct & indirect)	26,614	27,264	(650)	(2.4)
Number of branches	1,266	1,386	(120)	(8.7)

United Kingdom

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12
Income statement
Net interest income	1,152	1,066	1,058	1,079	959	877	875

Net fees	234	296	281	269	292	302	310
Gains (losses) on financial transactions	157	130	87	31	111	125	69
Other operating income*	6	6	5	9	8	6	(0)

Gross income	1,549	1,498	1,431	1,388	1,371	1,310	1,254

Operating expenses	(661)	(636)	(634)	(665)	(673)	(701)	(703)
General administrative expenses	(570)	(547)	(545)	(581)	(579)	(610)	(588)
Personnel	(347)	(332)	(358)	(378)	(360)	(371)	(388)
Other general administrative expenses	(223)	(215)	(187)	(204)	(220)	(239)	(200)
Depreciation and amortisation	(91)	(88)	(90)	(84)	(94)	(91)	(115)

Net operating income	888	863	797	723	698	609	551

Net loan-loss provisions	(152)	(143)	(173)	(165)	(215)	(226)	(193)
Other income	(45)	(879)	(30)	(12)	(67)	(42)	(32)

Ordinary profit before taxes	691	(160)	594	546	416	342	326

Tax on profit	(185)	36	(164)	(134)	(110)	(81)	(69)

Ordinary profit from continuing operations	505	(124)	429	413	306	260	257

Net profit from discontinued operations	—	—	—	—	—	—	—

Ordinary consolidated profit	505	(124)	429	413	306	260	257

Minority interests	(0)	0	(0)	0	0	0	0

Ordinary attributable profit to the Group	505	(124)	429	413	306	260	257

Extraordinary net capital gains and provisions	—	—	—	—	—	—	80

Attributable profit to the Group	505	(124)	429	413	306	260	337

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12	30.09.12
Balance sheet
Customer loans***	232,186	225,599	238,557	255,699	261,070	275,780	271,464
Trading portfolio (w/o loans)	40,965	46,625	49,693	41,440	36,225	39,740	43,586
Available-for-sale financial assets	36	48	1,108	55	996	6,012	6,775
Due from credit institutions***	29,975	26,441	34,134	16,808	17,748	17,087	20,568
Intangible assets and property and equipment	2,255	2,198	2,238	2,290	2,286	2,423	2,472
Other assets	47,557	47,332	43,592	39,855	47,962	45,819	46,421

Total assets/liabilities & shareholders’ equity	352,975	348,243	369,322	356,147	366,287	386,861	391,287

Customer deposits***	180,382	182,338	187,141	194,318	191,727	211,192	213,508
Marketable debt securities***	62,944	72,406	70,438	70,823	74,322	80,635	75,963
Subordinated debt***	7,352	7,283	7,939	8,260	8,086	8,508	5,720
Insurance liabilities	1	1	—	—	—	—	—
Due to credit institutions***	63,159	44,281	50,816	31,203	42,165	33,352	34,700
Other liabilities	26,458	29,513	40,110	38,511	37,011	39,751	47,873
Shareholders’ equity****	12,679	12,422	12,877	13,032	12,976	13,423	13,524

Other customer funds under management	14,204	14,532	14,686	15,744	15,674	16,110	16,243

Mutual funds	14,204	14,532	14,686	15,744	15,674	16,110	16,243
Pension funds	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—	—	—

Customer funds under management	264,882	276,558	280,205	289,145	289,809	316,445	311,433

***	Including all on-balance sheet balances for this item
****	Not including profit of the year

Other information
NPL ratio	1.73	1.81	1.86	1.84	1.82	1.83	1.94
NPL coverage	47	43	42	40	40	40	47

Spread (Retail Banking)	2.08	2.00	2.01	2.03	1.98	1.85	1.84

Spread loans	2.40	2.40	2.46	2.53	2.57	2.61	2.67
Spread deposits	(0.32)	(0.40)	(0.45)	(0.50)	(0.59)	(0.76)	(0.83)

United Kingdom

£ million

			Variation
	Jan-Sep ’12	Jan-Sep ’11	Amount	%
Income statement
Net interest income	2,200	2,855	(655)	(22.9)

Net fees	734	706	28	4.0
Gains (losses) on financial transactions	248	326	(78)	(23.8)
Other operating income*	11	15	(4)	(26.3)

Gross income	3,193	3,901	(708)	(18.1)

Operating expenses	(1,685)	(1,682)	(3)	0.2
General administrative expenses	(1,442)	(1,448)	6	(0.4)
Personnel	(908)	(903)	(5)	0.5
Other general administrative expenses	(534)	(544)	10	(1.9)
Depreciation and amortisation	(243)	(234)	(9)	3.8

Net operating income	1,508	2,219	(711)	(32.0)

Net loan-loss provisions	(515)	(408)	(107)	26.2
Other income	(114)	(832)	718	(86.3)

Ordinary profit before taxes	880	979	(100)	(10.2)

Tax on profit	(211)	(273)	62	(22.7)

Ordinary profit from continuing operations	668	706	(38)	(5.4)

Net profit from discontinued operations	—	—	—	—

Ordinary consolidated profit	668	706	(38)	(5.4)

Minority interests	0	0	0	88.9

Ordinary attributable profit to the Group	668	706	(38)	(5.4)

Extraordinary net capital gains and provisions	65	—	65	—

Attributable profit to the Group	733	706	28	3.9

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.12	30.09.11	Amount	%
Balance sheet
Customer loans***	216,642	206,745	9,897	4.8
Trading portfolio (w/o loans)	34,784	43,066	(8,283)	(19.2)
Available-for-sale financial assets	5,407	960	4,447	463.1
Due from credit institutions***	16,415	29,582	(13,168)	(44.5)
Intangible assets and property and equipment	1,973	1,940	33	1.7
Other assets	37,046	37,779	(733)	(1.9)

Total assets/liabilities & shareholders’ equity	312,266	320,073	(7,807)	(2.4)

Customer deposits***	170,390	162,186	8,204	5.1
Marketable debt securities***	60,622	61,045	(423)	(0.7)
Subordinated debt***	4,565	6,881	(2,316)	(33.7)
Insurance liabilities	—	—	—	—
Due to credit institutions***	27,693	44,040	(16,347)	(37.1)
Other liabilities	38,205	34,761	3,444	9.9
Shareholders’ equity****	10,792	11,160	(368)	(3.3)

Other customer funds under management	12,963	12,728	235	1.9

Mutual funds	12,963	12,728	235	1.9
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	248,539	242,839	5,700	2.3

***	Including all on-balance sheet balances for this item
****	Not including profit of the year

United Kingdom

£ million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12
Income statement
Net interest income	984	942	929	924	800	709	690

Net fees	199	260	246	230	244	245	246
Gains (losses) on financial transactions	134	115	77	26	93	102	54
Other operating income*	5	6	4	8	7	4	(0)
Gross income	1,322	1,322	1,256	1,188	1,144	1,060	989
Operating expenses	(564)	(561)	(557)	(570)	(562)	(568)	(556)
General administrative expenses	(486)	(483)	(478)	(498)	(483)	(494)	(464)
Personnel	(297)	(293)	(314)	(324)	(300)	(301)	(307)
Other general administrative expenses	(190)	(190)	(164)	(174)	(183)	(193)	(157)
Depreciation and amortisation	(78)	(78)	(79)	(72)	(78)	(73)	(91)

Net operating income	758	761	700	618	582	492	434

Net loan-loss provisions	(129)	(127)	(152)	(141)	(179)	(183)	(152)
Other income	(39)	(764)	(29)	(7)	(56)	(34)	(25)

Ordinary profit before taxes	590	(129)	519	470	347	276	257

Tax on profit	(158)	28	(144)	(115)	(92)	(65)	(54)

Ordinary profit from continuing operations	431	(101)	375	355	255	210	202

Net profit from discontinued operations	—	—	—	—	—	—	—

Ordinary consolidated profit	431	(101)	375	355	255	210	202

Minority interests	(0)	0	(0)	0	0	0	0

Ordinary attributable profit to the Group	431	(101)	375	355	255	210	202

Extraordinary net capital gains and provisions	—	—	—	—	—	—	65

Attributable profit to the Group	431	(101)	375	355	255	210	268

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12	30.09.12
Balance sheet
Customer loans***	205,183	203,614	206,745	213,586	217,706	222,500	216,642
Trading portfolio (w/o loans)	36,201	42,081	43,066	34,615	30,208	32,062	34,784
Available-for-sale financial assets	32	43	960	46	831	4,851	5,407
Due from credit institutions***	26,489	23,864	29,582	14,040	14,800	13,786	16,415
Intangible assets and property and equipment	1,993	1,984	1,940	1,913	1,906	1,955	1,973
Other assets	42,026	42,720	37,779	33,291	39,996	36,967	37,046

Total assets/liabilities & shareholders’ equity	311,924	314,307	320,073	297,490	305,446	312,119	312,266

Customer deposits***	159,403	164,569	162,186	162,314	159,881	170,390	170,390
Marketable debt securities***	55,624	65,350	61,045	59,159	61,977	65,056	60,622
Subordinated debt***	6,497	6,573	6,881	6,899	6,743	6,864	4,565
Insurance liabilities	1	1	—	—	—	—	—
Due to credit institutions***	55,814	39,966	44,040	26,064	35,161	26,908	27,693
Other liabilities	23,381	26,637	34,761	32,169	30,863	32,071	38,205
Shareholders’ equity****	11,204	11,212	11,160	10,886	10,821	10,830	10,792

Other customer funds under management	12,552	13,116	12,728	13,151	13,070	12,997	12,963

Mutual funds	12,552	13,116	12,728	13,151	13,070	12,997	12,963
Pension funds	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—	—	—

Customer funds under management	234,076	249,608	242,839	241,523	241,672	255,308	248,539

***	Including all on-balance sheet balances for this item
****	Not including profit of the year

Latin America

EUR million

			Variation
	Jan-Sep ’12	Jan-Sep ’11	Amount	%
Income statement
Net interest income	13,653	12,060	1,593	13.2

Net fees	3,831	3,786	45	1.2
Gains (losses) on financial transactions	854	963	(108)	(11.2)
Other operating income*	(93)	(115)	21	(18.6)

Gross income	18,245	16,694	1,552	9.3

Operating expenses	(6,758)	(6,518)	(240)	3.7
General administrative expenses	(6,122)	(5,851)	(271)	4.6
Personnel	(3,473)	(3,291)	(182)	5.5
Other general administrative expenses	(2,649)	(2,560)	(89)	3.5
Depreciation and amortisation	(636)	(667)	31	(4.7)

Net operating income	11,487	10,175	1,312	12.9

Net loan-loss provisions	(5,619)	(4,260)	(1,358)	31.9
Other income	(739)	(707)	(32)	4.5

Profit before taxes	5,130	5,208	(78)	(1.5)

Tax on profit	(1,203)	(1,152)	(51)	4.4

Profit from continuing operations	3,927	4,056	(129)	(3.2)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	3,927	4,056	(129)	(3.2)

Minority interests	621	527	93	17.7

Attributable profit to the Group	3,306	3,528	(222)	(6.3)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.12	30.09.11	Amount	%
Balance sheet
Customer loans**	142,412	131,288	11,124	8.5
Trading portfolio (w/o loans)	27,227	36,144	(8,917)	(24.7)
Available-for-sale financial assets	23,385	26,604	(3,219)	(12.1)
Due from credit institutions**	27,972	24,282	3,690	15.2
Intangible assets and property and equipment	4,378	4,443	(66)	(1.5)
Other assets	51,636	55,828	(4,192)	(7.5)

Total assets/liabilities & shareholders’ equity	277,010	278,590	(1,580)	(0.6)

Customer deposits**	135,000	130,628	4,373	3.3
Marketable debt securities**	26,516	22,224	4,292	19.3
Subordinated debt**	5,850	5,658	192	3.4
Insurance liabilities	—	8,965	(8,965)	(100.0)
Due to credit institutions**	39,275	44,206	(4,931)	(11.2)
Other liabilities	49,437	46,931	2,506	5.3
Shareholders’ equity***	20,932	19,978	954	4.8

Other customer funds under management	62,440	70,913	(8,473)	(11.9)

Mutual funds	49,972	56,691	(6,719)	(11.9)
Pension funds	—	—	—	—
Managed portfolios	12,467	13,515	(1,047)	(7.7)
Savings-insurance policies	—	707	(707)	(100.0)

Customer funds under management	229,806	229,422	384	0.2

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Ratios (%) and other data
ROE	19.47	21.54	(2.07 p.	)
Efficiency ratio (with amortisations)	37.0	39.0	(2.0 p.	)
NPL ratio	5.31	4.10	1.21 p.
NPL coverage	90	102	(13 p.	)
Number of employees (direct & indirect)	91,197	90,131	1,066		1.2
Number of branches	5,987	5,964	23		0.4

Latin America

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12
Income statement
Net interest income	3,950	4,014	4,096	4,289	4,650	4,554	4,449

Net fees	1,256	1,264	1,266	1,207	1,327	1,219	1,285
Gains (losses) on financial transactions	309	399	255	104	247	298	309
Other operating income*	(21)	(63)	(30)	(29)	(49)	(17)	(28)

Gross income	5,494	5,614	5,586	5,571	6,175	6,055	6,016

Operating expenses	(2,127)	(2,150)	(2,242)	(2,350)	(2,298)	(2,177)	(2,283)
General administrative expenses	(1,913)	(1,927)	(2,011)	(2,098)	(2,090)	(1,973)	(2,059)
Personnel	(1,092)	(1,081)	(1,118)	(1,157)	(1,184)	(1,130)	(1,159)
Other general administrative expenses	(821)	(846)	(893)	(940)	(907)	(843)	(900)
Depreciation and amortisation	(214)	(223)	(231)	(252)	(208)	(204)	(224)

Net operating income	3,367	3,464	3,345	3,221	3,876	3,878	3,733

Net loan-loss provisions	(1,251)	(1,474)	(1,535)	(1,187)	(1,742)	(2,026)	(1,851)
Other income	(223)	(277)	(208)	(312)	(248)	(255)	(236)

Profit before taxes	1,893	1,713	1,602	1,722	1,887	1,598	1,645

Tax on profit	(429)	(339)	(385)	(397)	(430)	(367)	(406)

Profit from continuing operations	1,465	1,374	1,217	1,325	1,457	1,230	1,239

Net profit from discontinued operations	—	—	—	—	—	0	(0)

Consolidated profit	1,465	1,374	1,217	1,325	1,457	1,230	1,239

Minority interests	195	186	146	189	239	208	173

Attributable profit to the Group	1,270	1,188	1,071	1,136	1,218	1,022	1,065

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12	30.09.12
Balance sheet
Customer loans**	124,691	132,095	131,288	139,867	141,411	141,115	142,412
Trading portfolio (w/o loans)	28,754	35,839	36,144	31,705	31,489	32,663	27,227
Available-for-sale financial assets	31,659	34,417	26,604	26,186	24,935	23,886	23,385
Due from credit institutions**	21,288	22,667	24,282	19,181	25,567	23,572	27,972
Intangible assets and property and equipment	4,669	4,766	4,443	4,312	4,355	4,056	4,378
Other assets	58,413	60,547	55,828	53,594	47,729	48,324	51,636

Total assets/liabilities & shareholders’ equity	269,474	290,331	278,590	274,845	275,486	273,616	277,010

Customer deposits**	135,034	138,596	130,628	134,078	143,065	136,183	135,000
Marketable debt securities**	18,681	22,495	22,224	23,253	26,167	26,072	26,516
Subordinated debt**	5,586	5,864	5,658	6,015	6,100	6,017	5,850
Insurance liabilities	9,431	9,809	8,965	—	—	—	—
Due to credit institutions**	38,597	47,058	44,206	46,813	34,622	39,509	39,275
Other liabilities	39,616	44,823	46,931	45,170	41,855	43,564	49,437
Shareholders’ equity***	22,527	21,687	19,978	19,516	23,677	22,272	20,932

Other customer funds under management	77,673	76,290	70,913	69,902	73,185	66,699	62,440

Mutual funds	63,588	62,433	56,691	55,829	59,080	54,013	49,972
Pension funds	—	—	—	—	—	—	—
Managed portfolios	13,252	12,973	13,515	14,073	14,105	12,686	12,467
Savings-insurance policies	833	884	707	—	—	—	—

Customer funds under management	236,975	243,244	229,422	233,248	248,518	234,971	229,806

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Other information
NPL ratio	4.01	4.20	4.10	4.32	4.67	5.14	5.31
NPL coverage	107	105	102	97	92	90	90

Latin America

US$ million

			Variation
	Jan-Sep ’12	Jan-Sep ’11	Amount	%
Income statement
Net interest income	17,475	16,950	525	3.1

Net fees	4,903	5,321	(418)	(7.8)
Gains (losses) on financial transactions	1,094	1,353	(260)	(19.2)
Other operating income*	(119)	(161)	42	(25.9)

Gross income	23,353	23,463	(111)	(0.5)

Operating expenses	(8,650)	(9,161)	512	(5.6)
General administrative expenses	(7,836)	(8,224)	388	(4.7)
Personnel	(4,445)	(4,625)	181	(3.9)
Other general administrative expenses	(3,391)	(3,598)	207	(5.8)
Depreciation and amortisation	(814)	(938)	124	(13.2)

Net operating income	14,703	14,302	401	2.8

Net loan-loss provisions	(7,191)	(5,988)	(1,204)	20.1
Other income	(946)	(994)	48	(4.9)

Profit before taxes	6,566	7,320	(754)	(10.3)

Tax on profit	(1,540)	(1,620)	80	(4.9)

Profit from continuing operations	5,026	5,700	(674)	(11.8)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	5,026	5,700	(674)	(11.8)

Minority interests	795	741	53	7.2

Attributable profit to the Group	4,231	4,959	(728)	(14.7)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.12	30.09.11	Amount	%
Balance sheet
Customer loans**	184,139	177,279	6,861	3.9
Trading portfolio (w/o loans)	35,204	48,805	(13,601)	(27.9)
Available-for-sale financial assets	30,237	35,923	(5,686)	(15.8)
Due from credit institutions**	36,168	32,788	3,380	10.3
Intangible assets and property and equipment	5,660	6,000	(340)	(5.7)
Other assets	66,765	75,385	(8,620)	(11.4)

Total assets/liabilities & shareholders’ equity	358,174	376,179	(18,006)	(4.8)

Customer deposits**	174,555	176,387	(1,831)	(1.0)
Marketable debt securities**	34,285	30,010	4,276	14.2
Subordinated debt**	7,564	7,639	(76)	(1.0)
Insurance liabilities	—	12,105	(12,105)	(100.0)
Due to credit institutions**	50,782	59,692	(8,909)	(14.9)
Other liabilities	63,923	63,372	551	0.9
Shareholders’ equity***	27,064	26,976	89	0.3

Other customer funds under management	80,735	95,753	(15,018)	(15.7)

Mutual funds	64,614	76,550	(11,936)	(15.6)
Pension funds	—	—	—	—
Managed portfolios	16,120	18,249	(2,128)	(11.7)
Savings-insurance policies	—	954	(954)	(100.0)

Customer funds under management	297,139	309,789	(12,650)	(4.1)

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Latin America

US$ million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12
Income statement
Net interest income	5,401	5,767	5,783	5,780	6,094	5,833	5,548

Net fees	1,717	1,816	1,788	1,620	1,739	1,561	1,604
Gains (losses) on financial transactions	422	571	360	131	324	383	387
Other operating income*	(29)	(89)	(43)	(39)	(64)	(21)	(35)

Gross income	7,511	8,064	7,888	7,492	8,092	7,756	7,504

Operating expenses	(2,908)	(3,089)	(3,165)	(3,168)	(3,012)	(2,787)	(2,851)
General administrative expenses	(2,616)	(2,769)	(2,839)	(2,827)	(2,740)	(2,526)	(2,570)
Personnel	(1,493)	(1,554)	(1,578)	(1,559)	(1,552)	(1,446)	(1,447)
Other general administrative expenses	(1,123)	(1,215)	(1,260)	(1,268)	(1,188)	(1,079)	(1,123)
Depreciation and amortisation	(292)	(320)	(326)	(341)	(272)	(261)	(281)

Net operating income	4,603	4,975	4,724	4,324	5,080	4,969	4,654

Net loan-loss provisions	(1,710)	(2,111)	(2,167)	(1,586)	(2,282)	(2,600)	(2,309)
Other income	(305)	(396)	(294)	(423)	(325)	(327)	(294)

Profit before taxes	2,588	2,468	2,263	2,315	2,473	2,043	2,050

Tax on profit	(586)	(490)	(544)	(534)	(563)	(469)	(507)

Profit from continuing operations	2,002	1,978	1,720	1,781	1,910	1,573	1,543

Net profit from discontinued operations	—	—	—	—	—	0	(0)

Consolidated profit	2,002	1,978	1,720	1,781	1,910	1,573	1,543

Minority interests	267	268	206	255	314	266	215

Attributable profit to the Group	1,736	1,710	1,513	1,526	1,596	1,307	1,328

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12	30.09.12
Balance sheet
Customer loans**	177,149	190,917	177,279	180,974	188,868	177,664	184,139
Trading portfolio (w/o loans)	40,851	51,798	48,805	41,023	42,057	41,123	35,204
Available-for-sale financial assets	44,978	49,743	35,923	33,882	33,304	30,072	30,237
Due from credit institutions**	30,244	32,761	32,788	24,819	34,147	29,677	36,168
Intangible assets and property and equipment	6,633	6,888	6,000	5,579	5,817	5,107	5,660
Other assets	82,987	87,509	75,385	69,346	63,746	60,840	66,765

Total assets/liabilities & shareholders’ equity	382,841	419,616	376,179	355,622	367,939	344,483	358,174

Customer deposits**	191,843	200,313	176,387	173,483	191,078	171,455	174,555
Marketable debt securities**	26,541	32,512	30,010	30,087	34,948	32,824	34,285
Subordinated debt**	7,936	8,475	7,639	7,783	8,148	7,575	7,564
Insurance liabilities	13,399	14,177	12,105	—	—	—	—
Due to credit institutions**	54,835	68,012	59,692	60,571	46,241	49,742	50,782
Other liabilities	56,283	64,783	63,372	58,446	55,902	54,847	63,923
Shareholders’ equity***	32,005	31,344	26,976	25,251	31,623	28,040	27,064

Other customer funds under management	110,350	110,262	95,753	90,446	97,746	83,974	80,735

Mutual funds	90,340	90,234	76,550	72,237	78,908	68,003	64,614
Pension funds	—	—	—	—	—	—	—
Managed portfolios	18,827	18,749	18,249	18,209	18,838	15,971	16,120
Savings-insurance policies	1,184	1,278	954	—	—	—	—

Customer funds under management	336,670	351,561	309,789	301,800	331,920	295,829	297,139

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Latin America. Results

EUR million

	Gross income			Net operating income			Attributable profit to the Group
	Jan-Sep ’12	Jan-Sep ’11	Var. (%)	Jan-Sep ’12	Jan-Sep ’11	Var. (%)	Jan-Sep ’12	Jan-Sep ’11	Var. (%)
Brazil	12,759	11,862	7.6	8,371	7,477	12.0	1,689	1,973	(14.4)
Mexico	2,065	1,801	14.7	1,274	1,082	17.8	832	731	13.8
Chile	1,699	1,544	10.1	1,016	942	7.9	362	466	(22.3)
Argentina	905	660	37.1	483	337	43.3	237	205	15.6
Uruguay	172	118	45.4	58	28	110.6	37	13	186.9
Puerto Rico	276	255	8.2	134	131	3.0	39	26	49.2
Rest	127	235	(45.9)	15	55	(73.5)	(1)	7	—

Subtotal	18,003	16,474	9.3	11,351	10,051	12.9	3,196	3,422	(6.6)

Santander Private Banking	242	219	10.4	136	125	9.3	110	106	3.8

Total	18,245	16,694	9.3	11,487	10,175	12.9	3,306	3,528	(6.3)

Latin America. Results

US$ million

	Gross income			Net operating income			Attributable profit to the Group
	Jan-Sep ’12	Jan-Sep ’11	Var. (%)	Jan-Sep ’12	Jan-Sep ’11	Var. (%)	Jan-Sep ’12	Jan-Sep ’11	Var. (%)
Brazil	23,353	23,463	(0.5)	14,703	14,302	2.8	4,231	4,959	(14.7)
Mexico	2,643	2,531	4.4	1,631	1,521	7.2	1,065	1,028	3.6
Chile	2,174	2,169	0.2	1,300	1,324	(1.8)	464	655	(29.3)
Argentina	1,158	928	24.9	618	474	30.5	304	288	5.3
Uruguay	220	166	32.4	75	39	91.8	47	18	161.3
Puerto Rico	353	358	(1.4)	172	183	(6.2)	50	37	35.8
Rest	163	330	(50.7)	19	77	(75.9)	(1)	10	—

Subtotal	23,043	23,155	(0.5)	14,529	14,127	2.8	4,091	4,810	(15.0)

Santander Private Banking	310	308	0.5	174	175	(0.5)	141	149	(5.5)

Total	16,331	16,673	(2.0)	10,714	10,509	2.0	2,162	2,773	(22.0)

Brazil

EUR million

			Variation
	Jan-Sep ’12	Jan-Sep ’11	Amount	%
Income statement
Net interest income	9,866	8,847	1,019	11.5

Net fees	2,372	2,476	(104)	(4.2)
Gains (losses) on financial transactions	596	691	(95)	(13.8)
Other operating income*	(74)	(152)	77	(51.1)

Gross income	12,759	11,862	897	7.6

Operating expenses	(4,389)	(4,386)	(3)	0.1
General administrative expenses	(3,971)	(3,921)	(51)	1.3
Personnel	(2,214)	(2,164)	(50)	2.3
Other general administrative expenses	(1,757)	(1,757)	(0)	0.0
Depreciation and amortisation	(418)	(465)	47	(10.2)

Net operating income	8,371	7,477	894	12.0

Net loan-loss provisions	(4,730)	(3,539)	(1,190)	33.6
Other income	(709)	(783)	74	(9.5)

Profit before taxes	2,932	3,154	(222)	(7.0)

Tax on profit	(781)	(789)	8	(1.0)

Profit from continuing operations	2,151	2,365	(214)	(9.1)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	2,151	2,365	(214)	(9.1)

Minority interests	462	392	70	17.8

Attributable profit to the Group	1,689	1,973	(284)	(14.4)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.12	30.09.11	Amount	%
Balance sheet
Customer loans**	75,293	71,736	3,557	5.0
Trading portfolio (w/o loans)	9,265	13,327	(4,062)	(30.5)
Available-for-sale financial assets	15,553	18,221	(2,667)	(14.6)
Due from credit institutions**	12,384	9,818	2,567	26.1
Intangible assets and property and equipment	3,361	3,469	(108)	(3.1)
Other assets	34,323	42,127	(7,803)	(18.5)

Total assets/liabilities & shareholders’ equity	150,179	158,697	(8,518)	(5.4)

Customer deposits**	69,588	71,211	(1,623)	(2.3)
Marketable debt securities**	18,812	15,379	3,433	22.3
Subordinated debt**	4,459	4,230	229	5.4
Insurance liabilities	—	8,178	(8,178)	(100.0)
Due to credit institutions**	19,576	24,777	(5,201)	(21.0)
Other liabilities	25,566	24,800	765	3.1
Shareholders’ equity***	12,179	10,123	2,057	20.3

Other customer funds under management	35,744	44,481	(8,737)	(19.6)

Mutual funds	32,577	40,623	(8,046)	(19.8)
Pension funds	—	—	—	—
Managed portfolios	3,167	3,449	(281)	(8.2)
Savings-insurance policies	—	410	(410)	(100.0)

Customer funds under management	128,602	135,300	(6,698)	(5.0)

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Ratios (%) and other data
ROE	17.94	22.99	(5.05 p.	)
Efficiency ratio (with amortisations)	34.4	37.0	(2.6 p.	)
NPL ratio	6.79	5.05	1.74 p.
NPL coverage	92	100	(8 p.	)
Number of employees (direct & indirect)	54,856	52,536	2,320		4.4
Number of branches	3,782	3,731	51		1.4

Brazil

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12
Income statement
Net interest income	2,911	2,938	2,997	3,133	3,376	3,312	3,178

Net fees	810	840	826	778	848	744	780
Gains (losses) on financial transactions	195	277	219	66	170	223	203
Other operating income*	(31)	(85)	(35)	(25)	(41)	(16)	(17)

Gross income	3,886	3,969	4,007	3,951	4,353	4,263	4,143

Operating expenses	(1,441)	(1,446)	(1,499)	(1,567)	(1,528)	(1,404)	(1,457)
General administrative expenses	(1,295)	(1,288)	(1,337)	(1,387)	(1,393)	(1,273)	(1,306)
Personnel	(726)	(706)	(732)	(760)	(777)	(708)	(730)
Other general administrative expenses	(569)	(582)	(606)	(627)	(616)	(565)	(576)
Depreciation and amortisation	(146)	(157)	(162)	(180)	(135)	(131)	(151)

Net operating income	2,445	2,524	2,508	2,384	2,825	2,859	2,686

Net loan-loss provisions	(1,046)	(1,255)	(1,239)	(968)	(1,490)	(1,735)	(1,505)
Other income	(227)	(272)	(283)	(309)	(222)	(246)	(241)

Profit before taxes	1,172	997	986	1,106	1,112	878	941

Tax on profit	(290)	(217)	(282)	(337)	(285)	(224)	(271)

Profit from continuing operations	881	780	704	769	827	654	670

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	881	780	704	769	827	654	670

Minority interests	149	131	112	132	179	150	133

Attributable profit to the Group	732	649	592	637	647	504	537

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12	30.09.12
Balance sheet
Customer loans**	69,447	73,320	71,736	78,408	78,083	75,963	75,293
Trading portfolio (w/o loans)	10,567	14,407	13,327	12,994	10,977	11,149	9,265
Available-for-sale financial assets	22,584	24,596	18,221	18,422	15,261	16,204	15,553
Due from credit institutions**	10,966	10,134	9,818	8,490	12,965	10,688	12,384
Intangible assets and property and equipment	3,679	3,773	3,469	3,228	3,262	3,061	3,361
Other assets	40,534	44,696	42,127	36,612	34,293	33,394	34,323

Total assets/liabilities & shareholders’ equity	157,776	170,927	158,697	158,157	154,841	150,458	150,179

Customer deposits**	75,605	78,188	71,211	72,405	76,352	69,095	69,588
Marketable debt securities**	11,780	14,553	15,379	16,154	18,872	19,197	18,812
Subordinated debt**	4,325	4,547	4,230	4,515	4,604	4,441	4,459
Insurance liabilities	8,679	8,980	8,178	—	—	—	—
Due to credit institutions**	22,091	27,218	24,777	28,847	17,193	20,301	19,576
Other liabilities	23,612	25,954	24,800	25,795	24,731	25,025	25,566
Shareholders’ equity***	11,684	11,488	10,123	10,440	13,089	12,399	12,179

Other customer funds under management	50,822	49,756	44,481	42,785	44,407	39,172	35,744

Mutual funds	46,705	45,397	40,623	39,414	41,247	36,066	32,577
Pension funds	—	—	—	—	—	—	—
Managed portfolios	3,568	3,791	3,449	3,371	3,160	3,106	3,167
Savings-insurance policies	549	567	410	—	—	—	—

Customer funds under management	142,533	147,043	135,300	135,859	144,235	131,905	128,602

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Other information
NPL ratio	4.85	5.05	5.05	5.38	5.76	6.51	6.79
NPL coverage	104	102	100	95	90	90	92

Spread (Retail Banking)	15.84	16.17	15.41	15.44	15.17	15.49	14.81

Spread loans	14.72	15.05	14.23	14.44	14.44	14.84	14.25
Spread deposits	1.12	1.12	1.18	1.00	0.73	0.65	0.56

Brazil

US$ million

			Variation
	Jan-Sep ’12	Jan-Sep ’11	Amount	%
Income statement
Net interest income	12,628	12,435	193	1.6

Net fees	3,036	3,480	(444)	(12.7)
Gains (losses) on financial transactions	762	971	(209)	(21.5)
Other operating income*	(95)	(213)	118	(55.5)

Gross income	16,331	16,673	(341)	(2.0)

Operating expenses	(5,617)	(6,164)	547	(8.9)
General administrative expenses	(5,083)	(5,510)	427	(7.8)
Personnel	(2,834)	(3,041)	207	(6.8)
Other general administrative expenses	(2,249)	(2,469)	220	(8.9)
Depreciation and amortisation	(534)	(654)	119	(18.2)

Net operating income	10,714	10,509	205	2.0

Net loan-loss provisions	(6,054)	(4,975)	(1,079)	21.7
Other income	(907)	(1,101)	194	(17.6)

Profit before taxes	3,753	4,433	(680)	(15.3)

Tax on profit	(1,000)	(1,109)	109	(9.8)

Profit from continuing operations	2,753	3,324	(571)	(17.2)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	2,753	3,324	(571)	(17.2)

Minority interests	591	551	40	7.3

Attributable profit to the Group	2,162	2,773	(611)	(22.0)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.12	30.09.11	Amount	%
Balance sheet
Customer loans**	97,353	96,865	488	0.5
Trading portfolio (w/o loans)	11,980	17,996	(6,016)	(33.4)
Available-for-sale financial assets	20,111	24,604	(4,493)	(18.3)
Due from credit institutions**	16,013	13,257	2,756	20.8
Intangible assets and property and equipment	4,345	4,684	(339)	(7.2)
Other assets	44,380	56,883	(12,504)	(22.0)

Total assets/liabilities & shareholders’ equity	194,182	214,288	(20,106)	(9.4)

Customer deposits**	89,977	96,156	(6,179)	(6.4)
Marketable debt securities**	24,324	20,766	3,558	17.1
Subordinated debt**	5,765	5,711	54	0.9
Insurance liabilities	—	11,043	(11,043)	(100.0)
Due to credit institutions**	25,312	33,456	(8,144)	(24.3)
Other liabilities	33,057	33,488	(431)	(1.3)
Shareholders’ equity***	15,748	13,669	2,079	15.2

Other customer funds under management	46,217	60,063	(13,846)	(23.1)

Mutual funds	42,122	54,853	(12,731)	(23.2)
Pension funds	—	—	—	—
Managed portfolios	4,095	4,657	(561)	(12.1)
Savings-insurance policies	—	554	(554)	(100.0)

Customer funds under management	166,283	182,696	(16,413)	(9.0)

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Brazil

US$ million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12
Income statement
Net interest income	3,980	4,222	4,232	4,221	4,424	4,243	3,961

Net fees	1,108	1,206	1,166	1,043	1,112	952	973
Gains (losses) on financial transactions	266	395	310	81	222	287	253
Other operating income*	(42)	(121)	(50)	(33)	(53)	(20)	(21)

Gross income	5,313	5,702	5,658	5,313	5,705	5,461	5,165

Operating expenses	(1,970)	(2,078)	(2,116)	(2,112)	(2,003)	(1,797)	(1,817)
General administrative expenses	(1,771)	(1,852)	(1,888)	(1,869)	(1,826)	(1,629)	(1,629)
Personnel	(993)	(1,016)	(1,033)	(1,024)	(1,018)	(906)	(911)
Other general administrative expenses	(778)	(836)	(855)	(845)	(808)	(723)	(718)
Depreciation and amortisation	(199)	(226)	(228)	(243)	(177)	(168)	(189)

Net operating income	3,343	3,624	3,542	3,201	3,702	3,664	3,348

Net loan-loss provisions	(1,430)	(1,796)	(1,749)	(1,292)	(1,953)	(2,227)	(1,874)
Other income	(311)	(390)	(400)	(418)	(291)	(316)	(300)

Profit before taxes	1,602	1,439	1,392	1,490	1,458	1,122	1,173

Tax on profit	(397)	(314)	(398)	(457)	(374)	(286)	(339)

Profit from continuing operations	1,205	1,125	995	1,034	1,084	836	834

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	1,205	1,125	995	1,034	1,084	836	834

Minority interests	204	190	158	178	235	191	165

Attributable profit to the Group	1,001	935	837	856	848	644	669

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12	30.09.12
Balance sheet
Customer loans**	98,663	105,970	96,865	101,452	104,287	95,637	97,353
Trading portfolio (w/o loans)	15,012	20,822	17,996	16,814	14,661	14,036	11,980
Available-for-sale financial assets	32,085	35,548	24,604	23,837	20,383	20,400	20,111
Due from credit institutions**	15,580	14,647	13,257	10,986	17,316	13,456	16,013
Intangible assets and property and equipment	5,227	5,454	4,684	4,177	4,357	3,853	4,345
Other assets	57,586	64,600	56,883	47,373	45,802	42,043	44,380

Total assets/liabilities & shareholders’ equity	224,153	247,041	214,288	204,639	206,806	189,426	194,182

Customer deposits**	107,412	113,005	96,156	93,685	101,976	86,991	89,977
Marketable debt securities**	16,736	21,033	20,766	20,902	25,205	24,169	24,324
Subordinated debt**	6,145	6,572	5,711	5,842	6,149	5,592	5,765
Insurance liabilities	12,330	12,979	11,043	—	—	—	—
Due to credit institutions**	31,384	39,338	33,456	37,325	22,964	25,559	25,312
Other liabilities	33,546	37,511	33,488	33,376	33,031	31,506	33,057
Shareholders’ equity***	16,599	16,604	13,669	13,509	17,481	15,610	15,748

Other customer funds under management	72,203	71,912	60,063	55,359	59,310	49,317	46,217

Mutual funds	66,354	65,613	54,853	50,997	55,089	45,407	42,122
Pension funds	—	—	—	—	—	—	—
Managed portfolios	5,069	5,479	4,657	4,362	4,220	3,910	4,095
Savings-insurance policies	779	820	554	—	—	—	—

Customer funds under management	202,497	212,521	182,696	175,788	192,640	166,069	166,283

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Brazil

R$ million

			Variation
	Jan-Sep ’12	Jan-Sep ’11	Amount	%
Income statement
Net interest income	24,169	20,284	3,885	19.2

Net fees	5,811	5,676	135	2.4
Gains (losses) on financial transactions	1,459	1,584	(125)	(7.9)
Other operating income*	(182)	(348)	166	(47.7)

Gross income	31,258	27,197	4,060	14.9

Operating expenses	(10,752)	(10,055)	(697)	6.9
General administrative expenses	(9,729)	(8,989)	(740)	8.2
Personnel	(5,424)	(4,961)	(463)	9.3
Other general administrative expenses	(4,304)	(4,027)	(277)	6.9
Depreciation and amortisation	(1,023)	(1,066)	43	(4.1)

Net operating income	20,506	17,142	3,364	19.6

Net loan-loss provisions	(11,587)	(8,115)	(3,472)	42.8
Other income	(1,737)	(1,796)	59	(3.3)

Profit before taxes	7,183	7,231	(49)	(0.7)

Tax on profit	(1,913)	(1,809)	(105)	5.8

Profit from continuing operations	5,269	5,423	(153)	(2.8)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	5,269	5,423	(153)	(2.8)

Minority interests	1,132	899	233	25.9

Attributable profit to the Group	4,137	4,523	(386)	(8.5)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.12	30.09.11	Amount	%
Balance sheet
Customer loans**	197,508	179,820	17,687	9.8
Trading portfolio (w/o loans)	24,304	33,407	(9,103)	(27.2)
Available-for-sale financial assets	40,800	45,674	(4,874)	(10.7)
Due from credit institutions**	32,486	24,610	7,877	32.0
Intangible assets and property and equipment	8,816	8,695	121	1.4
Other assets	90,037	105,599	(15,562)	(14.7)

Total assets/liabilities & shareholders’ equity	393,950	397,805	(3,855)	(1.0)

Customer deposits**	182,542	178,504	4,038	2.3
Marketable debt securities**	49,347	38,549	10,798	28.0
Subordinated debt**	11,696	10,603	1,093	10.3
Insurance liabilities	—	20,500	(20,500)	(100.0)
Due to credit institutions**	51,352	62,107	(10,756)	(17.3)
Other liabilities	67,064	62,167	4,897	7.9
Shareholders’ equity***	31,949	25,374	6,575	25.9

Other customer funds under management	93,764	111,501	(17,737)	(15.9)

Mutual funds	85,456	101,829	(16,373)	(16.1)
Pension funds	—	—	—	—
Managed portfolios	8,308	8,644	(336)	(3.9)
Savings-insurance policies	—	1,028	(1,028)	(100.0)

Customer funds under management	337,349	339,157	(1,808)	(0.5)

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Brazil

R$ million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12
Income statement
Net interest income	6,635	6,745	6,905	7,562	7,817	8,293	8,060

Net fees	1,847	1,927	1,902	1,886	1,964	1,871	1,976
Gains (losses) on financial transactions	444	635	506	174	393	554	512
Other operating income*	(70)	(196)	(82)	(63)	(94)	(42)	(45)

Gross income	8,855	9,112	9,231	9,558	10,080	10,675	10,502

Operating expenses	(3,284)	(3,319)	(3,453)	(3,781)	(3,539)	(3,524)	(3,688)
General administrative expenses	(2,951)	(2,958)	(3,080)	(3,348)	(3,225)	(3,195)	(3,308)
Personnel	(1,655)	(1,621)	(1,685)	(1,835)	(1,798)	(1,777)	(1,849)
Other general administrative expenses	(1,296)	(1,336)	(1,395)	(1,513)	(1,427)	(1,418)	(1,459)
Depreciation and amortisation	(332)	(361)	(372)	(433)	(313)	(329)	(381)

Net operating income	5,571	5,793	5,778	5,778	6,541	7,151	6,814

Net loan-loss provisions	(2,383)	(2,878)	(2,854)	(2,362)	(3,450)	(4,318)	(3,818)
Other income	(518)	(625)	(652)	(744)	(515)	(613)	(608)

Profit before taxes	2,670	2,290	2,272	2,671	2,576	2,220	2,387

Tax on profit	(662)	(498)	(649)	(808)	(661)	(567)	(685)

Profit from continuing operations	2,008	1,791	1,623	1,863	1,914	1,653	1,702

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	2,008	1,791	1,623	1,863	1,914	1,653	1,702

Minority interests	340	302	257	320	416	377	339

Attributable profit to the Group	1,668	1,489	1,366	1,543	1,499	1,275	1,363

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12	30.09.12
Balance sheet
Customer loans**	160,130	165,711	179,820	189,427	189,921	195,893	197,508
Trading portfolio (w/o loans)	24,365	32,561	33,407	31,393	26,699	28,751	24,304
Available-for-sale financial assets	52,074	55,588	45,674	44,507	37,120	41,786	40,800
Due from credit institutions**	25,286	22,905	24,610	20,512	31,534	27,562	32,486
Intangible assets and property and equipment	8,484	8,528	8,695	7,800	7,935	7,893	8,816
Other assets	93,462	101,018	105,599	88,452	83,411	86,116	90,037

Total assets/liabilities & shareholders’ equity	363,800	386,312	397,805	382,090	376,621	388,000	393,950

Customer deposits**	174,331	176,713	178,504	174,923	185,712	178,183	182,542
Marketable debt securities**	27,162	32,890	38,549	39,027	45,902	49,505	49,347
Subordinated debt**	9,974	10,276	10,603	10,908	11,199	11,454	11,696
Insurance liabilities	20,011	20,295	20,500	—	—	—	—
Due to credit institutions**	50,937	61,515	62,107	69,691	41,820	52,352	51,352
Other liabilities	54,445	58,658	62,167	62,318	60,153	64,533	67,064
Shareholders’ equity***	26,941	25,964	25,374	25,222	31,835	31,974	31,949

Other customer funds under management	117,186	112,453	111,501	103,364	108,010	101,016	93,764

Mutual funds	107,693	102,603	101,829	95,220	100,325	93,007	85,456
Pension funds	—	—	—	—	—	—	—
Managed portfolios	8,228	8,568	8,644	8,144	7,685	8,009	8,308
Savings-insurance policies	1,265	1,282	1,028	—	—	—	—

Customer funds under management	328,653	332,332	339,157	328,222	350,823	340,157	337,349

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Mexico

EUR million

			Variation
	Jan-Sep ’12	Jan-Sep ’11	Amount	%
Income statement
Net interest income	1,480	1,241	239	19.3

Net fees	544	461	83	18.1
Gains (losses) on financial transactions	68	103	(35)	(33.6)
Other operating income*	(28)	(4)	(24)	603.2

Gross income	2,065	1,801	264	14.7

Operating expenses	(790)	(718)	(72)	10.0
General administrative expenses	(705)	(637)	(68)	10.7
Personnel	(389)	(350)	(40)	11.3
Other general administrative expenses	(316)	(287)	(28)	9.9
Depreciation and amortisation	(85)	(81)	(4)	5.1

Net operating income	1,274	1,082	192	17.8

Net loan-loss provisions	(308)	(252)	(56)	22.2
Other income	33	54	(20)	(37.9)

Profit before taxes	1,000	884	116	13.1

Tax on profit	(166)	(151)	(15)	9.8

Profit from continuing operations	833	732	101	13.8

Net profit from discontinued operations	—	—	—	—

Consolidated profit	833	732	101	13.8

Minority interests	1	1	0	14.0

Attributable profit to the Group	832	731	101	13.8

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.12	30.09.11	Amount	%
Balance sheet
Customer loans**	21,545	17,477	4,068	23.3
Trading portfolio (w/o loans)	12,811	14,377	(1,566)	(10.9)
Available-for-sale financial assets	3,329	2,514	816	32.4
Due from credit institutions**	7,075	7,462	(387)	(5.2)
Intangible assets and property and equipment	336	339	(3)	(1.0)
Other assets	4,957	3,890	1,067	27.4

Total assets/liabilities & shareholders’ equity	50,053	46,058	3,995	8.7

Customer deposits**	24,162	19,615	4,547	23.2
Marketable debt securities**	1,343	1,504	(161)	(10.7)
Subordinated debt**	—	—	—	—
Insurance liabilities	—	428	(428)	(100.0)
Due to credit institutions**	6,732	10,009	(3,277)	(32.7)
Other liabilities	14,385	10,253	4,131	40.3
Shareholders’ equity***	3,431	4,248	(817)	(19.2)

Other customer funds under management	10,579	9,765	815	8.3

Mutual funds	10,579	9,545	1,034	10.8
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	220	(220)	(100.0)

Customer funds under management	36,084	30,884	5,200	16.8

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Ratios (%) and other data
ROE	26.08	21.56	4.52 p.
Efficiency ratio (with amortisations)	38.3	39.9	(1.6 p.	)
NPL ratio	1.69	1.78	(0.09 p.	)
NPL coverage	175	176	(0 p.	)
Number of employees (direct & indirect)	13,336	12,897	439		3.4
Number of branches	1,123	1,099	24		2.2

Mexico

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12
Income statement
Net interest income	401	409	430	423	477	481	523

Net fees	159	147	154	143	180	164	200
Gains (losses) on financial transactions	51	59	(7)	(5)	31	4	33
Other operating income*	(4)	2	(3)	(4)	(10)	(3)	(14)

Gross income	608	618	575	557	677	646	742

Operating expenses	(229)	(239)	(251)	(270)	(249)	(248)	(294)
General administrative expenses	(202)	(211)	(224)	(243)	(219)	(219)	(267)
Personnel	(118)	(117)	(115)	(116)	(127)	(127)	(136)
Other general administrative expenses	(84)	(94)	(109)	(127)	(92)	(93)	(131)
Depreciation and amortisation	(27)	(27)	(27)	(27)	(30)	(29)	(27)

Net operating income	379	380	324	287	428	398	448

Net loan-loss provisions	(63)	(93)	(95)	(85)	(78)	(101)	(129)
Other income	(6)	(1)	60	(20)	(2)	29	6

Profit before taxes	310	285	289	182	348	326	325

Tax on profit	(53)	(54)	(44)	24	(52)	(65)	(49)

Profit from continuing operations	256	231	245	205	296	261	276

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	256	231	245	205	296	261	276

Minority interests	0	0	0	1	0	0	0

Attributable profit to the Group	256	230	245	205	296	260	276

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12	30.09.12
Balance sheet
Customer loans**	15,907	17,722	17,477	18,185	19,146	20,454	21,545
Trading portfolio (w/o loans)	12,232	14,772	14,377	12,171	15,296	16,151	12,811
Available-for-sale financial assets	3,272	2,775	2,514	3,410	3,647	3,259	3,329
Due from credit institutions**	3,739	5,795	7,462	4,463	6,328	5,777	7,075
Intangible assets and property and equipment	382	374	339	369	378	309	336
Other assets	4,120	4,820	3,890	4,253	4,411	4,356	4,957

Total assets/liabilities & shareholders’ equity	39,651	46,257	46,058	42,852	49,205	50,306	50,053

Customer deposits**	20,528	20,824	19,615	21,459	26,120	26,033	24,162
Marketable debt securities**	1,202	2,209	1,504	1,324	1,312	1,301	1,343
Subordinated debt**	—	—	—	—	—	—	—
Insurance liabilities	415	456	428	—	—	—	—
Due to credit institutions**	5,873	9,460	10,009	7,591	8,784	8,896	6,732
Other liabilities	6,939	8,792	10,253	8,715	8,551	9,776	14,385
Shareholders’ equity***	4,693	4,516	4,248	3,763	4,438	4,299	3,431

Other customer funds under management	10,481	10,933	9,765	9,432	10,503	10,453	10,579

Mutual funds	10,257	10,698	9,545	9,432	10,503	10,453	10,579
Pension funds	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—
Savings-insurance policies	224	235	220	—	—	—	—

Customer funds under management	32,211	33,966	30,884	32,214	37,936	37,787	36,084

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Other information

NPL ratio	1.58	2.45	1.78	1.82	1.61	1.64	1.69
NPL coverage	234	165	176	176	195	183	175

Spread (Retail Banking)	10.67	10.44	10.26	10.32	10.65	10.73	10.72

Spread loans	8.58	8.40	8.27	8.36	8.69	8.81	8.79
Spread deposits	2.09	2.04	1.99	1.96	1.96	1.92	1.93

Mexico

US$ million

			Variation
	Jan-Sep ’12	Jan-Sep ’11	Amount	%
Income statement
Net interest income	1,894	1,744	150	8.6

Net fees	696	647	49	7.5
Gains (losses) on financial transactions	88	145	(57)	(39.6)
Other operating income*	(35)	(6)	(30)	540.4

Gross income	2,643	2,531	112	4.4

Operating expenses	(1,012)	(1,010)	(2)	0.2
General administrative expenses	(902)	(896)	(7)	0.8
Personnel	(498)	(492)	(7)	1.4
Other general administrative expenses	(404)	(404)	(0)	0.0
Depreciation and amortisation	(109)	(114)	5	(4.3)

Net operating income	1,631	1,521	110	7.2

Net loan-loss provisions	(395)	(354)	(40)	11.3
Other income	43	75	(33)	(43.5)

Profit before taxes	1,279	1,242	37	3.0

Tax on profit	(213)	(213)	0	(0.1)

Profit from continuing operations	1,067	1,029	37	3.6

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,067	1,029	37	3.6

Minority interests	1	1	0	3.9

Attributable profit to the Group	1,065	1,028	37	3.6

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.12	30.09.11	Amount	%
Balance sheet
Customer loans**	27,858	23,599	4,259	18.0
Trading portfolio (w/o loans)	16,564	19,413	(2,848)	(14.7)
Available-for-sale financial assets	4,305	3,394	911	26.8
Due from credit institutions**	9,148	10,076	(928)	(9.2)
Intangible assets and property and equipment	434	458	(24)	(5.2)
Other assets	6,409	5,252	1,157	22.0

Total assets/liabilities & shareholders’ equity	64,719	62,192	2,526	4.1

Customer deposits**	31,241	26,486	4,755	18.0
Marketable debt securities**	1,737	2,032	(295)	(14.5)
Subordinated debt**	—	—	—	—
Insurance liabilities	—	578	(578)	(100.0)
Due to credit institutions**	8,705	13,515	(4,810)	(35.6)
Other liabilities	18,600	13,845	4,754	34.3
Shareholders’ equity***	4,436	5,736	(1,300)	(22.7)

Other customer funds under management	13,679	13,185	494	3.7

Mutual funds	13,679	12,889	790	6.1
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	297	(297)	(100.0)

Customer funds under management	46,657	41,702	4,954	11.9

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Mexico

US$ million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12
Income statement
Net interest income	549	588	608	570	625	616	654

Net fees	218	212	217	191	235	210	250
Gains (losses) on financial transactions	69	85	(10)	(9)	41	5	42
Other operating income*	(5)	3	(4)	(5)	(14)	(4)	(17)

Gross income	831	888	812	747	887	827	929

Operating expenses	(313)	(343)	(354)	(364)	(326)	(318)	(368)
General administrative expenses	(276)	(304)	(316)	(328)	(287)	(281)	(334)
Personnel	(161)	(168)	(162)	(156)	(166)	(162)	(170)
Other general administrative expenses	(115)	(135)	(154)	(172)	(121)	(119)	(164)
Depreciation and amortisation	(37)	(39)	(38)	(36)	(39)	(37)	(34)

Net operating income	518	546	458	383	561	509	561

Net loan-loss provisions	(87)	(133)	(135)	(114)	(102)	(130)	(163)
Other income	(8)	(2)	85	(29)	(3)	38	7

Profit before taxes	424	410	408	239	457	417	405

Tax on profit	(73)	(78)	(62)	35	(68)	(84)	(61)

Profit from continuing operations	351	332	346	274	388	334	345

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	351	332	346	274	388	334	345

Minority interests	0	0	0	1	1	0	0

Attributable profit to the Group	350	332	346	273	388	333	344

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12	30.09.12
Balance sheet
Customer loans**	22,599	25,614	23,599	23,530	25,571	25,752	27,858
Trading portfolio (w/o loans)	17,378	21,351	19,413	15,749	20,429	20,334	16,564
Available-for-sale financial assets	4,648	4,010	3,394	4,412	4,871	4,103	4,305
Due from credit institutions**	5,312	8,375	10,076	5,775	8,452	7,273	9,148
Intangible assets and property and equipment	542	540	458	478	504	389	434
Other assets	5,853	6,966	5,252	5,502	5,892	5,484	6,409

Total assets/liabilities & shareholders’ equity	56,332	66,856	62,192	55,446	65,719	63,335	64,719

Customer deposits**	29,165	30,097	26,486	27,765	34,886	32,775	31,241
Marketable debt securities**	1,708	3,193	2,032	1,713	1,752	1,639	1,737
Subordinated debt**	—	—	—	—	—	—	—
Insurance liabilities	590	659	578	—	—	—	—
Due to credit institutions**	8,344	13,673	13,515	9,822	11,731	11,200	8,705
Other liabilities	9,858	12,707	13,845	11,277	11,421	12,308	18,600
Shareholders’ equity***	6,668	6,528	5,736	4,869	5,928	5,413	4,436

Other customer funds under management	14,890	15,802	13,185	12,204	14,028	13,160	13,679

Mutual funds	14,573	15,462	12,889	12,204	14,028	13,160	13,679
Pension funds	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—
Savings-insurance policies	318	340	297	—	—	—	—

Customer funds under management	45,763	49,092	41,702	41,681	50,667	47,574	46,657

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Mexico

Million pesos

			Variation
	Jan-Sep ’12	Jan-Sep ’11	Amount	%
Income statement
Net interest income	25,060	20,981	4,079	19.4

Net fees	9,208	7,787	1,422	18.3
Gains (losses) on financial transactions	1,159	1,744	(585)	(33.6)
Other operating income*	(467)	(66)	(401)	604.1

Gross income	34,960	30,446	4,514	14.8

Operating expenses	(13,381)	(12,145)	(1,236)	10.2
General administrative expenses	(11,938)	(10,774)	(1,164)	10.8
Personnel	(6,591)	(5,913)	(677)	11.5
Other general administrative expenses	(5,347)	(4,861)	(486)	10.0
Depreciation and amortisation	(1,443)	(1,371)	(72)	5.2

Net operating income	21,579	18,300	3,279	17.9

Net loan-loss provisions	(5,219)	(4,264)	(954)	22.4
Other income	564	907	(343)	(37.8)

Profit before taxes	16,924	14,943	1,981	13.3

Tax on profit	(2,813)	(2,560)	(253)	9.9

Profit from continuing operations	14,110	12,383	1,728	14.0

Net profit from discontinued operations	—	—	—	—

Consolidated profit	14,110	12,383	1,728	14.0

Minority interests	19	17	2	14.2

Attributable profit to the Group	14,091	12,366	1,725	14.0

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.12	30.09.11	Amount	%
Balance sheet
Customer loans**	357,835	324,961	32,874	10.1
Trading portfolio (w/o loans)	212,769	267,312	(54,543)	(20.4)
Available-for-sale financial assets	55,296	46,739	8,557	18.3
Due from credit institutions**	117,512	138,749	(21,237)	(15.3)
Intangible assets and property and equipment	5,573	6,303	(730)	(11.6)
Other assets	82,325	72,320	10,005	13.8

Total assets/liabilities & shareholders’ equity	831,310	856,384	(25,074)	(2.9)

Customer deposits**	401,292	364,709	36,583	10.0
Marketable debt securities**	22,308	27,974	(5,666)	(20.3)
Subordinated debt**	—	—	—	—
Insurance liabilities	—	7,962	(7,962)	(100.0)
Due to credit institutions**	111,816	186,106	(74,289)	(39.9)
Other liabilities	238,911	190,647	48,265	25.3
Shareholders’ equity***	56,983	78,988	(22,004)	(27.9)

Other customer funds under management	175,708	181,559	(5,851)	(3.2)

Mutual funds	175,708	177,476	(1,768)	(1.0)
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	4,083	(4,083)	(100.0)

Customer funds under management	599,307	574,241	25,066	4.4

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Mexico

Million pesos

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12
Income statement
Net interest income	6,618	6,902	7,461	7,729	8,113	8,334	8,613

Net fees	2,626	2,487	2,674	2,619	3,056	2,852	3,300
Gains (losses) on financial transactions	837	1,001	(94)	(52)	526	75	558
Other operating income*	(60)	38	(44)	(69)	(179)	(59)	(230)

Gross income	10,022	10,427	9,997	10,226	11,517	11,202	12,241

Operating expenses	(3,774)	(4,024)	(4,348)	(4,900)	(4,228)	(4,302)	(4,851)
General administrative expenses	(3,324)	(3,566)	(3,884)	(4,405)	(3,726)	(3,806)	(4,406)
Personnel	(1,941)	(1,977)	(1,996)	(2,121)	(2,157)	(2,197)	(2,237)
Other general administrative expenses	(1,383)	(1,589)	(1,889)	(2,285)	(1,569)	(1,609)	(2,169)
Depreciation and amortisation	(450)	(458)	(463)	(495)	(502)	(496)	(445)

Net operating income	6,248	6,403	5,649	5,326	7,289	6,900	7,390

Net loan-loss provisions	(1,045)	(1,571)	(1,649)	(1,554)	(1,327)	(1,747)	(2,145)
Other income	(93)	(20)	1,020	(333)	(34)	504	93

Profit before taxes	5,110	4,812	5,020	3,438	5,929	5,656	5,338

Tax on profit	(881)	(916)	(763)	354	(886)	(1,129)	(798)

Profit from continuing operations	4,229	3,896	4,257	3,793	5,043	4,527	4,540

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	4,229	3,896	4,257	3,793	5,043	4,527	4,540

Minority interests	6	5	6	12	7	6	6

Attributable profit to the Group	4,224	3,891	4,251	3,780	5,036	4,521	4,534

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12	30.09.12
Balance sheet
Customer loans**	269,266	300,865	324,961	328,268	325,901	345,172	357,835
Trading portfolio (w/o loans)	207,056	250,785	267,312	219,709	260,365	272,561	212,769
Available-for-sale financial assets	55,381	47,103	46,739	61,549	62,076	54,991	55,296
Due from credit institutions**	63,293	98,371	138,749	80,569	107,719	97,490	117,512
Intangible assets and property and equipment	6,461	6,344	6,303	6,668	6,427	5,211	5,573
Other assets	69,734	81,820	72,320	76,764	75,093	73,507	82,325

Total assets/liabilities & shareholders’ equity	671,191	785,288	856,384	773,527	837,582	848,932	831,310

Customer deposits**	347,496	353,517	364,709	387,352	444,626	439,315	401,292
Marketable debt securities**	20,349	37,501	27,974	23,894	22,332	21,963	22,308
Subordinated debt**	—	—	—	—	—	—	—
Insurance liabilities	7,026	7,746	7,962	—	—	—	—
Due to credit institutions**	99,415	160,598	186,106	137,027	149,517	150,125	111,816
Other liabilities	117,458	149,252	190,647	157,321	145,559	164,977	238,911
Shareholders’ equity***	79,447	76,674	78,988	67,932	75,547	72,551	56,983

Other customer funds under management	177,415	185,612	181,559	170,252	178,789	176,393	175,708

Mutual funds	173,631	181,618	177,476	170,252	178,789	176,393	175,708
Pension funds	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—
Savings-insurance policies	3,784	3,994	4,083	—	—	—	—

Customer funds under management	545,260	576,630	574,241	581,498	645,746	637,671	599,307

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Chile

EUR million

			Variation
	Jan-Sep ’12	Jan-Sep ’11	Amount	%
Income statement
Net interest income	1,255	1,112	143	12.8

Net fees	339	323	16	4.9
Gains (losses) on financial transactions	96	69	27	38.4
Other operating income*	9	40	(30)	(76.0)

Gross income	1,699	1,544	155	10.1

Operating expenses	(683)	(602)	(81)	13.5
General administrative expenses	(613)	(535)	(79)	14.7
Personnel	(386)	(339)	(46)	13.7
Other general administrative expenses	(228)	(196)	(32)	16.5
Depreciation and amortisation	(70)	(67)	(3)	3.9

Net operating income	1,016	942	74	7.9

Net loan-loss provisions	(416)	(291)	(125)	42.9
Other income	(1)	26	(27)	—

Profit before taxes	599	677	(78)	(11.5)

Tax on profit	(80)	(78)	(3)	3.4

Profit from continuing operations	518	599	(81)	(13.5)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	518	599	(81)	(13.5)

Minority interests	156	132	23	17.8

Attributable profit to the Group	362	466	(104)	(22.3)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.12	30.09.11	Amount	%
Balance sheet
Customer loans**	30,043	25,176	4,866	19.3
Trading portfolio (w/o loans)	1,717	3,283	(1,566)	(47.7)
Available-for-sale financial assets	2,887	3,512	(625)	(17.8)
Due from credit institutions**	3,773	2,860	913	31.9
Intangible assets and property and equipment	365	326	40	12.2
Other assets	3,530	3,405	125	3.7

Total assets/liabilities & shareholders’ equity	42,315	38,563	3,752	9.7

Customer deposits**	23,192	19,305	3,887	20.1
Marketable debt securities**	6,329	5,174	1,156	22.3
Subordinated debt**	1,175	1,223	(48)	(3.9)
Insurance liabilities	—	333	(333)	(100.0)
Due to credit institutions**	4,954	4,874	80	1.6
Other liabilities	4,525	5,430	(905)	(16.7)
Shareholders’ equity***	2,138	2,224	(86)	(3.9)

Other customer funds under management	4,751	4,712	38	0.8

Mutual funds	4,751	4,635	115	2.5
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	77	(77)	(100.0)

Customer funds under management	35,447	30,414	5,033	16.5

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Ratios (%) and other data
ROE	20.95	24.81	(3.86 p.	)
Efficiency ratio (with amortisations)	40.2	39.0	1.2 p.
NPL ratio	5.00	3.63	1.37 p.
NPL coverage	61	88	(27 p.	)
Number of employees (direct & indirect)	12,331	12,404	(73)		(0.6)
Number of branches	496	494	2		0.4

Chile

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12
Income statement
Net interest income	358	388	366	406	432	415	408

Net fees	110	110	103	99	111	112	115
Gains (losses) on financial transactions	30	29	10	9	16	41	39
Other operating income*	13	18	9	1	5	3	1

Gross income	511	545	487	516	564	572	563

Operating expenses	(191)	(201)	(211)	(206)	(212)	(231)	(240)
General administrative expenses	(168)	(179)	(188)	(184)	(191)	(207)	(215)
Personnel	(104)	(115)	(121)	(117)	(117)	(133)	(135)
Other general administrative expenses	(64)	(64)	(67)	(67)	(73)	(75)	(80)
Depreciation and amortisation	(23)	(22)	(23)	(22)	(21)	(24)	(25)

Net operating income	321	344	277	311	352	340	323

Net loan-loss provisions	(75)	(85)	(131)	(89)	(125)	(120)	(171)
Other income	2	3	21	14	(4)	(10)	14

Profit before taxes	247	262	167	236	223	210	166

Tax on profit	(40)	(22)	(16)	(37)	(31)	(25)	(24)

Profit from continuing operations	207	241	151	199	192	184	142

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	207	241	151	199	192	184	142

Minority interests	45	54	33	55	59	57	40

Attributable profit to the Group	162	187	118	145	133	127	103

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12	30.09.12
Balance sheet
Customer loans**	24,562	25,555	25,176	25,709	27,257	29,074	30,043
Trading portfolio (w/o loans)	2,782	3,360	3,283	3,019	1,816	1,768	1,717
Available-for-sale financial assets	2,944	4,402	3,512	2,572	4,127	2,861	2,887
Due from credit institutions**	2,471	2,713	2,860	2,049	2,625	2,798	3,773
Intangible assets and property and equipment	332	332	326	350	365	360	365
Other assets	4,108	2,534	3,405	5,208	2,845	4,284	3,530

Total assets/liabilities & shareholders’ equity	37,198	38,895	38,563	38,906	39,035	41,146	42,315

Customer deposits**	18,353	18,829	19,305	20,175	20,547	23,228	23,192
Marketable debt securities**	5,462	5,558	5,174	5,601	5,819	5,539	6,329
Subordinated debt**	1,046	1,124	1,223	1,285	1,288	1,354	1,175
Insurance liabilities	314	349	333	—	—	—	—
Due to credit institutions**	4,207	5,063	4,874	4,851	4,825	4,970	4,954
Other liabilities	5,054	5,609	5,430	5,112	3,928	3,794	4,525
Shareholders’ equity***	2,761	2,364	2,224	1,882	2,629	2,261	2,138

Other customer funds under management	4,929	4,757	4,712	4,846	5,091	5,126	4,751

Mutual funds	4,868	4,675	4,635	4,846	5,091	5,126	4,751
Pension funds	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—
Savings-insurance policies	61	82	77	—	—	—	—

Customer funds under management	29,791	30,267	30,414	31,908	32,745	35,246	35,447

** Including all on-balance sheet balances for this item *** Not including profit of the year

Other information
NPL ratio	3.80	3.65	3.63	3.85	4.52	4.65	5.00
NPL coverage	89	89	88	73	68	64	61

Spread (Retail Banking)	7.47	7.04	6.83	6.87	7.01	6.98	6.84

Spread loans	4.38	4.14	4.18	4.35	4.56	4.62	4.48
Spread deposits	3.09	2.90	2.65	2.52	2.45	2.36	2.36

Chile

US$ million

			Variation
	Jan-Sep ’12	Jan-Sep ’11	Amount	%
Income statement
Net interest income	1,606	1,563	43	2.8

Net fees	433	454	(20)	(4.4)
Gains (losses) on financial transactions	123	98	25	26.1
Other operating income*	12	56	(44)	(78.2)

Gross income	2,174	2,169	5	0.2

Operating expenses	(874)	(846)	(28)	3.4
General administrative expenses	(785)	(752)	(34)	4.5
Personnel	(494)	(477)	(17)	3.5
Other general administrative expenses	(292)	(275)	(17)	6.1
Depreciation and amortisation	(89)	(94)	5	(5.4)

Net operating income	1,300	1,324	(24)	(1.8)

Net loan-loss provisions	(533)	(410)	(123)	30.1
Other income	(1)	37	(38)	—

Profit before taxes	766	951	(185)	(19.4)

Tax on profit	(103)	(109)	6	(5.9)

Profit from continuing operations	663	842	(178)	(21.2)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	663	842	(178)	(21.2)

Minority interests	199	186	13	7.2

Attributable profit to the Group	464	655	(192)	(29.3)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.12	30.09.11	Amount	%
Balance sheet
Customer loans**	38,845	33,996	4,849	14.3
Trading portfolio (w/o loans)	2,219	4,433	(2,214)	(49.9)
Available-for-sale financial assets	3,733	4,743	(1,010)	(21.3)
Due from credit institutions**	4,878	3,861	1,017	26.3
Intangible assets and property and equipment	472	440	33	7.4
Other assets	4,565	4,598	(34)	(0.7)

Total assets/liabilities & shareholders’ equity	54,713	52,071	2,642	5.1

Customer deposits**	29,988	26,068	3,919	15.0
Marketable debt securities**	8,183	6,986	1,198	17.1
Subordinated debt**	1,519	1,651	(132)	(8.0)
Insurance liabilities	—	449	(449)	(100.0)
Due to credit institutions**	6,406	6,581	(175)	(2.7)
Other liabilities	5,851	7,332	(1,481)	(20.2)
Shareholders’ equity***	2,765	3,003	(239)	(7.9)

Other customer funds under management	6,143	6,363	(220)	(3.5)

Mutual funds	6,143	6,259	(116)	(1.9)
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	104	(104)	(100.0)

Customer funds under management	45,833	41,068	4,765	11.6

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Chile

US$ million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12
Income statement
Net interest income	490	557	516	548	566	531	509

Net fees	150	158	146	133	146	144	143
Gains (losses) on financial transactions	41	42	14	12	21	53	49
Other operating income*	18	26	12	1	6	4	2

Gross income	699	782	688	694	739	733	703

Operating expenses	(261)	(288)	(297)	(277)	(278)	(297)	(300)
General administrative expenses	(229)	(257)	(265)	(247)	(250)	(266)	(269)
Personnel	(142)	(165)	(171)	(158)	(154)	(171)	(169)
Other general administrative expenses	(87)	(93)	(95)	(90)	(96)	(95)	(100)
Depreciation and amortisation	(31)	(31)	(32)	(30)	(28)	(31)	(31)

Net operating income	438	494	391	417	461	436	403

Net loan-loss provisions	(103)	(122)	(185)	(119)	(164)	(154)	(215)
Other income	2	5	30	19	(6)	(13)	18

Profit before taxes	338	376	236	318	292	268	206

Tax on profit	(55)	(32)	(23)	(50)	(40)	(33)	(30)

Profit from continuing operations	283	345	214	268	251	236	176

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	283	345	214	268	251	236	176

Minority interests	61	77	47	74	77	73	49

Attributable profit to the Group	222	267	166	194	174	162	127

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12	30.09.12
Balance sheet
Customer loans**	34,896	36,934	33,996	33,265	36,405	36,605	38,845
Trading portfolio (w/o loans)	3,952	4,856	4,433	3,907	2,425	2,226	2,219
Available-for-sale financial assets	4,182	6,363	4,743	3,328	5,512	3,602	3,733
Due from credit institutions**	3,510	3,921	3,861	2,651	3,506	3,522	4,878
Intangible assets and property and equipment	471	479	440	453	488	454	472
Other assets	5,836	3,663	4,598	6,739	3,800	5,394	4,565

Total assets/liabilities & shareholders’ equity	52,848	56,215	52,071	50,341	52,136	51,803	54,713

Customer deposits**	26,074	27,213	26,068	26,105	27,442	29,243	29,988
Marketable debt securities**	7,760	8,033	6,986	7,247	7,772	6,973	8,183
Subordinated debt**	1,486	1,625	1,651	1,663	1,721	1,705	1,519
Insurance liabilities	447	505	449	—	—	—	—
Due to credit institutions**	5,977	7,317	6,581	6,277	6,444	6,257	6,406
Other liabilities	7,181	8,107	7,332	6,614	5,246	4,777	5,851
Shareholders’ equity***	3,923	3,416	3,003	2,435	3,511	2,847	2,765

Other customer funds under management	7,003	6,875	6,363	6,271	6,800	6,454	6,143

Mutual funds	6,916	6,757	6,259	6,271	6,800	6,454	6,143
Pension funds	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—
Savings-insurance policies	87	118	104	—	—	—	—

Customer funds under management	42,323	43,746	41,068	41,285	43,734	44,375	45,833

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Chile

Ch$ million

			Variation
	Jan-Sep ’12	Jan-Sep ’11	Amount	%
Income statement
Net interest income	785,500	741,071	44,429	6.0

Net fees	211,992	215,084	(3,092)	(1.4)
Gains (losses) on financial transactions	60,232	46,324	13,908	30.0
Other operating income*	5,947	26,413	(20,465)	(77.5)

Gross income	1,063,673	1,028,893	34,780	3.4

Operating expenses	(427,725)	(401,162)	(26,562)	6.6
General administrative expenses	(384,065)	(356,414)	(27,652)	7.8
Personnel	(241,419)	(226,078)	(15,342)	6.8
Other general administrative expenses	(142,646)	(130,336)	(12,310)	9.4
Depreciation and amortisation	(43,659)	(44,749)	1,089	(2.4)

Net operating income	635,948	627,730	8,218	1.3

Net loan-loss provisions	(260,674)	(194,253)	(66,421)	34.2
Other income	(458)	17,488	(17,946)	—

Profit before taxes	374,816	450,966	(76,150)	(16.9)

Tax on profit	(50,373)	(51,872)	1,499	(2.9)

Profit from continuing operations	324,443	399,094	(74,651)	(18.7)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	324,443	399,094	(74,651)	(18.7)

Minority interests	97,591	88,235	9,356	10.6

Attributable profit to the Group	226,852	310,859	(84,007)	(27.0)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.12	30.09.11	Amount	%
Balance sheet
Customer loans**	18,372,766	17,716,827	655,939	3.7
Trading portfolio (w/o loans)	1,049,765	2,310,269	(1,260,504)	(54.6)
Available-for-sale financial assets	1,765,557	2,471,693	(706,136)	(28.6)
Due from credit institutions**	2,307,234	2,012,385	294,849	14.7
Intangible assets and property and equipment	223,420	229,232	(5,812)	(2.5)
Other assets	2,159,014	2,396,458	(237,445)	(9.9)

Total assets/liabilities & shareholders’ equity	25,877,755	27,136,863	(1,259,108)	(4.6)

Customer deposits**	14,183,400	13,585,435	597,965	4.4
Marketable debt securities**	3,870,576	3,640,664	229,912	6.3
Subordinated debt**	718,668	860,474	(141,805)	(16.5)
Insurance liabilities	—	234,117	(234,117)	(100.0)
Due to credit institutions**	3,029,869	3,429,901	(400,033)	(11.7)
Other liabilities	2,767,583	3,821,126	(1,053,544)	(27.6)
Shareholders’ equity***	1,307,659	1,565,146	(257,487)	(16.5)

Other customer funds under management	2,905,322	3,316,065	(410,743)	(12.4)

Mutual funds	2,905,322	3,261,897	(356,575)	(10.9)
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	54,168	(54,168)	(100.0)

Customer funds under management	21,677,967	21,402,638	275,329	1.3

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Chile

Ch$ million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12
Income statement
Net interest income	236,045	261,700	243,326	279,199	276,624	263,818	245,058

Net fees	72,223	74,253	68,609	68,344	71,257	71,591	69,145
Gains (losses) on financial transactions	19,966	19,767	6,591	6,750	10,143	26,207	23,883
Other operating income*	8,618	12,132	5,662	1,172	2,981	2,215	752

Gross income	336,852	367,853	324,188	355,466	361,004	363,830	338,838

Operating expenses	(125,548)	(135,471)	(140,143)	(141,588)	(135,622)	(147,288)	(144,815)
General administrative expenses	(110,395)	(120,885)	(125,134)	(126,380)	(122,154)	(132,065)	(129,847)
Personnel	(68,269)	(77,392)	(80,416)	(80,574)	(75,162)	(84,641)	(81,616)
Other general administrative expenses	(42,126)	(43,493)	(44,717)	(45,805)	(46,992)	(47,423)	(48,231)
Depreciation and amortisation	(15,153)	(14,586)	(15,009)	(15,208)	(13,468)	(15,223)	(14,968)

Net operating income	211,304	232,381	184,045	213,878	225,382	216,542	194,024

Net loan-loss provisions	(49,410)	(57,574)	(87,269)	(61,113)	(80,018)	(76,598)	(104,058)
Other income	1,055	2,145	14,288	9,569	(2,746)	(6,563)	8,851

Profit before taxes	162,949	176,953	111,064	162,335	142,618	133,382	98,816

Tax on profit	(26,455)	(14,758)	(10,659)	(24,979)	(19,721)	(16,209)	(14,442)

Profit from continuing operations	136,494	162,195	100,405	137,355	122,897	117,173	84,374

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	136,494	162,195	100,405	137,355	122,897	117,173	84,374

Minority interests	29,553	36,460	22,221	37,647	37,741	36,492	23,357

Attributable profit to the Group	106,940	125,735	78,184	99,709	85,155	80,681	61,016

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12	30.09.12
Balance sheet
Customer loans**	16,779,549	17,312,815	17,716,827	17,259,426	17,698,244	18,348,049	18,372,766
Trading portfolio (w/o loans)	1,900,341	2,276,042	2,310,269	2,026,907	1,179,112	1,115,756	1,049,765
Available-for-sale financial assets	2,011,073	2,982,570	2,471,693	1,726,478	2,679,752	1,805,655	1,765,557
Due from credit institutions**	1,687,726	1,837,839	2,012,385	1,375,240	1,704,231	1,765,475	2,307,234
Intangible assets and property and equipment	226,689	224,592	229,232	234,882	237,232	227,468	223,420
Other assets	2,806,379	1,717,032	2,396,458	3,496,311	1,847,166	2,703,655	2,159,014

Total assets/liabilities & shareholders’ equity	25,411,757	26,350,891	27,136,863	26,119,245	25,345,737	25,966,059	25,877,755

Customer deposits**	12,537,904	12,756,046	13,585,435	13,544,388	13,340,968	14,658,296	14,183,400
Marketable debt securities**	3,731,600	3,765,250	3,640,664	3,759,916	3,778,230	3,495,417	3,870,576
Subordinated debt**	714,574	761,731	860,474	863,006	836,527	854,557	718,668
Insurance liabilities	214,729	236,550	234,117	—	—	—	—
Due to credit institutions**	2,873,973	3,429,883	3,429,901	3,256,723	3,132,636	3,136,314	3,029,869
Other liabilities	3,452,794	3,800,166	3,821,126	3,431,580	2,550,263	2,394,368	2,767,583
Shareholders’ equity**	1,886,182	1,601,266	1,565,146	1,263,632	1,707,114	1,427,106	1,307,659

Other customer funds under management	3,367,169	3,222,683	3,316,065	3,253,601	3,305,670	3,234,844	2,905,322

Mutual funds	3,325,336	3,167,316	3,261,897	3,253,601	3,305,670	3,234,844	2,905,322
Pension funds	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—
Savings-insurance policies	41,833	55,367	54,168	—	—	—	—

Customer funds under management	20,351,248	20,505,709	21,402,638	21,420,910	21,261,394	22,243,115	21,677,967

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

USA

EUR million

			Variation
	Jan-Sep ’12	Jan-Sep ’11	Amount	%
Income statement
Net interest income	1,287	1,283	4	0.3

Net fees	287	292	(5)	(1.6)
Gains (losses) on financial transactions	187	103	84	81.4
Other operating income*	224	352	(128)	(36.4)

Gross income	1,985	2,030	(45)	(2.2)

Operating expenses	(873)	(713)	(160)	22.4
General administrative expenses	(766)	(629)	(136)	21.6
Personnel	(422)	(356)	(66)	18.6
Other general administrative expenses	(344)	(274)	(70)	25.6
Depreciation and amortisation	(108)	(84)	(24)	28.5

Net operating income	1,112	1,316	(205)	(15.6)

Net loan-loss provisions	(202)	(325)	123	(37.8)
Other income	(188)	(72)	(116)	160.3

Profit before taxes	721	919	(198)	(21.5)

Tax on profit	(137)	(158)	21	(13.1)

Profit from continuing operations	584	761	(177)	(23.3)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	584	761	(177)	(23.3)

Minority interests	—	—	—	—

Attributable profit to the Group	584	761	(177)	(23.3)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.12	30.09.11	Amount	%
Balance sheet
Customer loans**	41,845	37,936	3,909	10.3
Trading portfolio (w/o loans)	313	269	44	16.5
Available-for-sale financial assets	13,972	10,438	3,533	33.8
Due from credit institutions**	615	807	(192)	(23.8)
Intangible assets and property and equipment	532	568	(37)	(6.4)
Other assets	6,384	4,810	1,575	32.7

Total assets/liabilities & shareholders’ equity	63,662	54,829	8,833	16.1

Customer deposits**	38,454	35,141	3,313	9.4
Marketable debt securities**	838	1,617	(779)	(48.2)
Subordinated debt**	2,504	2,293	211	9.2
Insurance liabilities	—	—	—	—
Due to credit institutions**	13,944	8,837	5,108	57.8
Other liabilities	2,637	2,599	38	1.5
Shareholders’ equity***	5,285	4,342	942	21.7

Other customer funds under management	0	3	(3)	(99.8)

Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	0	3	(3)	(99.8)
Savings-insurance policies	—	—	—	—

Customer funds under management	41,796	39,054	2,742	7.0

** Including all on-balance sheet balances for this item
*** Not including profit of the year

Ratios (%) and other data
ROE	14.92	25.40	(10.48 p. )
Efficiency ratio (with amortisations)	44.0	35.1	8.9 p.
NPL ratio	2.31	3.22	(0.91 p. )
NPL coverage	110	93	16 p.
Number of employees (direct & indirect)	9,432	9,169	263	2.9
Number of branches	722	723	(1)	(0.1)

USA

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12
Income statement
Net interest income	441	420	422	419	430	428	430

Net fees	93	97	102	87	95	97	95
Gains (losses) on financial transactions	37	27	39	87	58	78	50
Other operating income*	140	121	91	114	81	74	70

Gross income	711	664	654	708	663	677	644

Operating expenses	(240)	(231)	(243)	(284)	(276)	(295)	(302)
General administrative expenses	(216)	(201)	(213)	(253)	(246)	(259)	(261)
Personnel	(120)	(115)	(121)	(122)	(137)	(139)	(146)
Other general administrative expenses	(96)	(86)	(92)	(132)	(109)	(120)	(115)
Depreciation and amortisation	(24)	(29)	(30)	(30)	(30)	(36)	(41)

Net operating income	471	434	411	424	387	382	342

Net loan-loss provisions	(98)	(149)	(78)	(118)	(71)	(79)	(52)
Other income	(27)	(22)	(23)	11	(19)	(28)	(141)

Profit before taxes	346	263	310	318	297	276	148

Tax on profit	(57)	(35)	(66)	(68)	(57)	(60)	(20)

Profit from continuing operations	290	228	244	249	240	216	128

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	290	228	244	249	240	216	128

Minority interests	—	—	—	—	—	—	—

Attributable profit to the Group	290	228	244	249	240	216	128

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12	30.09.12
Balance sheet
Customer loans**	35,850	35,407	37,936	40,194	40,030	42,984	41,845
Trading portfolio (w/o loans)	175	196	269	271	245	305	313
Available-for-sale financial assets	9,603	9,394	10,438	12,435	13,421	12,854	13,972
Due from credit institutions**	518	682	807	677	512	644	615
Intangible assets and property and equipment	507	518	568	493	479	529	532
Other assets	5,063	5,325	4,810	5,705	5,393	6,443	6,384

Total assets/liabilities & shareholders’ equity	51,717	51,522	54,829	59,776	60,081	63,759	63,662

Customer deposits**	33,190	32,776	35,141	36,884	37,828	38,344	38,454
Marketable debt securities**	1,499	1,751	1,617	1,653	563	388	838
Subordinated debt**	2,274	2,142	2,293	2,275	2,220	2,359	2,504
Insurance liabilities	—	—	—	—	0	—	—
Due to credit institutions**	8,611	8,616	8,837	11,564	12,363	15,055	13,944
Other liabilities	2,028	2,209	2,599	2,859	2,003	2,198	2,637
Shareholders’ equity***	4,114	4,027	4,342	4,542	5,105	5,415	5,285

Other customer funds under management	19	14	3	1	1	0	0

Mutual funds	—	—	—	—	—	—	—
Pension funds	—	—	—	—	—	—	—
Managed portfolios	19	14	3	1	1	0	0
Savings-insurance policies	—	—	—	—	—	—	—

Customer funds under management	36,983	36,682	39,054	40,812	40,611	41,091	41,796

** Including all on-balance sheet balances for this item
*** Not including profit of the year

Other information
NPL ratio	4.15	3.76	3.22	2.85	2.46	2.27	2.31
NPL coverage	82	85	93	96	107	113	110

Spread (Retail Banking)	2.94	2.90	2.62	2.75	2.82	2.86	2.74

Spread loans	2.16	2.24	2.22	2.29	2.36	2.45	2.37
Spread deposits	0.78	0.66	0.40	0.46	0.46	0.41	0.37

USA

US$ million

			Variation
	Jan-Sep ’12	Jan-Sep ’11	Amount	%
Income statement
Net interest income	1,647	1,803	(155)	(8.6)

Net fees	368	411	(43)	(10.4)
Gains (losses) on financial transactions	239	145	94	65.2
Other operating income*	286	495	(208)	(42.1)

Gross income	2,540	2,853	(312)	(10.9)

Operating expenses	(1,118)	(1,002)	(115)	11.5
General administrative expenses	(980)	(885)	(95)	10.8
Personnel	(540)	(500)	(40)	8.0
Other general administrative expenses	(440)	(385)	(55)	14.4
Depreciation and amortisation	(138)	(118)	(20)	17.0

Net operating income	1,423	1,850	(427)	(23.1)

Net loan-loss provisions	(259)	(457)	198	(43.3)
Other income	(241)	(101)	(139)	137.0

Profit before taxes	923	1,291	(368)	(28.5)

Tax on profit	(176)	(222)	46	(20.9)

Profit from continuing operations	747	1,069	(322)	(30.1)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	747	1,069	(322)	(30.1)

Minority interests	—	—	—	—

Attributable profit to the Group	747	1,069	(322)	(30.1)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.12	30.09.11	Amount	%
Balance sheet
Customer loans**	54,106	51,225	2,881	5.6
Trading portfolio (w/o loans)	405	363	42	11.6
Available-for-sale financial assets	18,065	14,095	3,970	28.2
Due from credit institutions**	796	1,090	(294)	(27.0)
Intangible assets and property and equipment	688	768	(80)	(10.4)
Other assets	8,255	6,495	1,760	27.1

Total assets/liabilities & shareholders’ equity	82,315	74,035	8,279	11.2

Customer deposits**	49,721	47,451	2,270	4.8
Marketable debt securities**	1,083	2,183	(1,100)	(50.4)
Subordinated debt**	3,238	3,096	142	4.6
Insurance liabilities	—	—	—	—
Due to credit institutions**	18,030	11,932	6,098	51.1
Other liabilities	3,410	3,510	(100)	(2.8)
Shareholders’ equity***	6,833	5,863	970	16.5

Other customer funds under management	0	4	(4)	(99.9)

Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	0	4	(4)	(99.9)
Savings-insurance policies	—	—	—	—

Customer funds under management	54,042	52,735	1,307	2.5

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

USA

US$ million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12
Income statement
Net interest income	603	604	595	564	563	548	536

Net fees	128	140	143	116	125	125	118
Gains (losses) on financial transactions	50	39	56	120	76	101	62
Other operating income*	191	174	129	154	106	94	87

Gross income	972	957	924	953	869	868	803

Operating expenses	(328)	(332)	(342)	(383)	(362)	(378)	(378)
General administrative expenses	(295)	(290)	(300)	(343)	(323)	(332)	(326)
Personnel	(164)	(166)	(170)	(164)	(180)	(178)	(182)
Other general administrative expenses	(131)	(124)	(130)	(179)	(143)	(154)	(144)
Depreciation and amortisation	(33)	(42)	(42)	(41)	(39)	(46)	(52)

Net operating income	644	625	581	570	507	490	425

Net loan-loss provisions	(134)	(213)	(111)	(158)	(93)	(101)	(65)
Other income	(36)	(32)	(33)	16	(25)	(35)	(180)

Profit before taxes	474	380	438	428	389	353	181

Tax on profit	(78)	(51)	(93)	(93)	(75)	(76)	(24)

Profit from continuing operations	396	329	344	335	314	277	156

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	396	329	344	335	314	277	156

Minority interests	—	—	—	—	—	—	—

Attributable profit to the Group	396	329	344	335	314	277	156

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12	30.09.12
Balance sheet
Customer loans**	50,932	51,174	51,225	52,007	53,464	54,117	54,106
Trading portfolio (w/o loans)	249	283	363	351	328	384	405
Available-for-sale financial assets	13,643	13,578	14,095	16,089	17,926	16,183	18,065
Due from credit institutions**	736	985	1,090	875	684	811	796
Intangible assets and property and equipment	721	748	768	639	640	666	688
Other assets	7,193	7,697	6,495	7,382	7,203	8,111	8,255

Total assets/liabilities & shareholders’ equity	73,474	74,464	74,035	77,344	80,244	80,273	82,315

Customer deposits**	47,154	47,371	47,451	47,724	50,523	48,276	49,721
Marketable debt securities**	2,130	2,531	2,183	2,138	752	489	1,083
Subordinated debt**	3,231	3,096	3,096	2,944	2,965	2,969	3,238
Insurance liabilities	—	—	—	—	0	—	—
Due to credit institutions**	12,234	12,453	11,932	14,963	16,511	18,954	18,030
Other liabilities	2,882	3,193	3,510	3,699	2,676	2,767	3,410
Shareholders’ equity***	5,844	5,821	5,863	5,877	6,818	6,818	6,833

Other customer funds under management	27	20	4	1	1	0	0

Mutual funds	—	—	—	—	—	—	—
Pension funds	—	—	—	—	—	—	—
Managed portfolios	27	20	4	1	1	0	0
Savings-insurance policies	—	—	—	—	—	—	—

Customer funds under management	52,542	53,017	52,735	52,807	54,240	51,734	54,042

**	Including all on-balance sheet balances for this item

*** Not including profit of the year

Sovereign Bank

EUR million

			Variation
	Jan-Sep ’12	Jan-Sep ’11	Amount	%
Income statement
Net interest income	1,287	1,261	26	2.1

Net fees	287	289	(2)	(0.6)
Gains (losses) on financial transactions	187	103	84	81.4
Other operating income*	(37)	(44)	7	(15.6)

Gross income	1,724	1,609	115	7.2

Operating expenses	(871)	(704)	(167)	23.8
General administrative expenses	(763)	(621)	(143)	23.0
Personnel	(420)	(350)	(70)	20.1
Other general administrative expenses	(343)	(271)	(72)	26.7
Depreciation and amortisation	(108)	(83)	(25)	29.6

Net operating income	853	905	(52)	(5.7)

Net loan-loss provisions	(202)	(257)	55	(21.4)
Other income	(188)	(72)	(116)	160.3

Profit before taxes	463	575	(113)	(19.6)

Tax on profit	(138)	(181)	43	(23.9)

Profit from continuing operations	325	394	(69)	(17.6)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	325	394	(69)	(17.6)

Minority interests	—	—	—	—

Attributable profit to the Group	325	394	(69)	(17.6)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Sovereign Bank

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12
Income statement
Net interest income	432	411	417	418	430	428	430

Net fees	93	96	100	85	95	97	95
Gains (losses) on financial transactions	37	27	39	87	58	78	50
Other operating income*	(16)	(16)	(12)	(11)	(14)	(10)	(13)

Gross income	546	518	545	579	569	594	561

Operating expenses	(237)	(227)	(239)	(272)	(275)	(294)	(301)
General administrative expenses	(213)	(198)	(210)	(242)	(245)	(258)	(260)
Personnel	(118)	(113)	(119)	(120)	(137)	(138)	(145)
Other general administrative expenses	(95)	(85)	(91)	(123)	(109)	(119)	(115)
Depreciation and amortisation	(24)	(29)	(30)	(30)	(30)	(36)	(41)

Net operating income	309	291	306	307	293	300	260

Net loan-loss provisions	(98)	(81)	(78)	(117)	(71)	(79)	(52)
Other income	(27)	(22)	(23)	11	(19)	(28)	(141)

Profit before taxes	184	187	204	201	203	194	66

Tax on profit	(56)	(60)	(66)	(69)	(58)	(60)	(20)

Profit from continuing operations	128	128	138	132	146	134	45

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	128	128	138	132	146	134	45

Minority interests	—	—	—	—	—	—	—

Attributable profit to the Group	128	128	138	132	146	134	45

*	Including dividends, income from equity-accounted method and other operating income/expenses

Sovereign Bank

US$ million

			Variation
	Jan-Sep ’12	Jan-Sep ’11	Amount	%
Income statement
Net interest income	1,647	1,772	(125)	(7.0)

Net fees	368	406	(38)	(9.5)
Gains (losses) on financial transactions	239	145	94	65.2
Other operating income*	(48)	(62)	14	(23.1)

Gross income	2,207	2,261	(55)	(2.4)

Operating expenses	(1,115)	(989)	(126)	12.7
General administrative expenses	(977)	(872)	(105)	12.0
Personnel	(538)	(492)	(46)	9.4
Other general administrative expenses	(439)	(381)	(59)	15.4
Depreciation and amortisation	(138)	(117)	(21)	18.0

Net operating income	1,092	1,272	(180)	(14.2)

Net loan-loss provisions	(259)	(362)	103	(28.4)
Other income	(241)	(101)	(139)	137.0

Profit before taxes	592	809	(217)	(26.8)

Tax on profit	(176)	(255)	78	(30.7)

Profit from continuing operations	416	554	(138)	(25.0)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	416	554	(138)	(25.0)

Minority interests	—	—	—	—

Attributable profit to the Group	416	554	(138)	(25.0)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Sovereign Bank

US$ million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12
Income statement
Net interest income	591	591	589	562	563	548	536

Net fees	127	138	141	114	125	125	118
Gains (losses) on financial transactions	50	39	56	120	76	101	62
Other operating income*	(22)	(23)	(17)	(14)	(18)	(12)	(17)

Gross income	746	745	770	781	745	762	700

Operating expenses	(324)	(327)	(338)	(368)	(361)	(377)	(377)
General administrative expenses	(291)	(285)	(296)	(328)	(322)	(331)	(325)
Personnel	(161)	(163)	(168)	(161)	(179)	(177)	(181)
Other general administrative expenses	(130)	(123)	(129)	(167)	(143)	(153)	(143)
Depreciation and amortisation	(33)	(42)	(42)	(40)	(39)	(46)	(52)

Net operating income	422	418	432	413	385	384	323

Net loan-loss provisions	(134)	(117)	(111)	(158)	(93)	(101)	(65)
Other income	(36)	(32)	(33)	16	(25)	(35)	(180)

Profit before taxes	252	269	288	271	266	248	78

Tax on profit	(76)	(86)	(93)	(93)	(75)	(77)	(24)

Profit from continuing operations	176	183	195	177	191	171	54

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	176	183	195	177	191	171	54

Minority interests	—	—	—	—	—	—	—

Attributable profit to the Group	176	183	195	177	191	171	54

*	Including dividends, income from equity-accounted method and other operating income/expenses

Corporate Activities

EUR million

			Variation
	Jan-Sep ’12	Jan-Sep ’11	Amount	%
Income statement
Net interest income	(1,782)	(1,678)	(105)	6.3

Net fees	(25)	(10)	(15)	144.7
Gains (losses) on financial transactions	411	370	40	10.9
Dividends	45	41	4	8.8
Income from equity-accounted method	(84)	2	(86)	—
Other operating income/expenses	91	105	(13)	(12.9)

Gross income	(1,345)	(1,170)	(175)	15.0

Operating expenses	(707)	(655)	(52)	8.0
General administrative expenses	(594)	(564)	(31)	5.4
Personnel	(183)	(236)	52	(22.2)
Other general administrative expenses	(411)	(328)	(83)	25.3
Depreciation and amortisation	(113)	(91)	(22)	24.0

Net operating income	(2,052)	(1,824)	(228)	12.5

Net loan-loss provisions	(51)	40	(91)	—
Other income	(357)	(351)	(6)	1.6

Ordinary profit before taxes	(2,460)	(2,135)	(325)	15.2

Tax on profit	159	339	(181)	(53.2)

Ordinary profit from continuing operations	(2,301)	(1,796)	(505)	28.1

Net profit from discontinued operations	0	(19)	19	—

Ordinary consolidated profit	(2,301)	(1,814)	(487)	26.8

Minority interests	(25)	2	(27)	—

Ordinary attributable profit to the Group	(2,277)	(1,817)	(460)	25.3

Extraordinary net capital gains and provisions	(2,526)	—	(2,526)	—

Attributable profit to the Group	(4,803)	(1,817)	(2,986)	164.4

			Variation
	30.09.12	30.09.11	Amount	%
Balance sheet
Trading portfolio (w/o loans)	10,476	4,842	5,634	116.3
Available-for-sale financial assets	28,594	19,806	8,788	44.4
Investments	855	959	(105)	(10.9)
Goodwill	25,178	25,914	(735)	(2.8)
Liquidity lent to the Group	1,297	15,621	(14,325)	(91.7)
Capital assigned to Group areas	70,725	67,798	2,927	4.3
Other assets	84,121	91,989	(7,868)	(8.6)

Total assets/liabilities & shareholders’ equity	221,246	226,930	(5,684)	(2.5)

Customer deposits*	578	11,981	(11,403)	(95.2)
Marketable debt securities*	65,139	61,382	3,757	6.1
Subordinated debt	4,712	8,973	(4,261)	(47.5)
Other liabilities	71,007	69,612	1,395	2.0
Group capital and reserves**	79,811	74,982	4,829	6.4

Other customer funds under management	—	—	—	—

Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	70,429	82,336	(11,907)	(14.5)

* Including all on-balance sheet balances for this item
** Not including profit of the year

Resources
Number of employees (direct & indirect)	2,387	2,290	97	4.2

Corporate Activities

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12
Income statement
Net interest income	(511)	(613)	(553)	(495)	(513)	(615)	(654)

Net fees	(4)	(4)	(2)	(6)	(13)	(9)	(3)
Gains (losses) on financial transactions	(74)	159	286	234	46	208	156
Dividends	4	17	20	15	14	10	21
Income from equity-accounted method	1	1	0	3	(16)	(18)	(49)
Other operating income/expenses	28	46	30	24	31	26	34

Gross income	(556)	(394)	(219)	(223)	(452)	(398)	(495)

Operating expenses	(245)	(207)	(203)	(183)	(249)	(228)	(230)
General administrative expenses	(212)	(179)	(173)	(169)	(214)	(205)	(176)
Personnel	(88)	(69)	(78)	(49)	(78)	(71)	(34)
Other general administrative expenses	(124)	(110)	(95)	(120)	(136)	(133)	(142)
Depreciation and amortisation	(33)	(28)	(30)	(14)	(35)	(23)	(54)

Net operating income	(801)	(601)	(422)	(406)	(700)	(626)	(726)

Net loan-loss provisions	(69)	87	22	(3)	(15)	(12)	(25)
Other income	(187)	(143)	(21)	(78)	(117)	(166)	(73)

Ordinary profit before taxes	(1,056)	(657)	(422)	(487)	(832)	(804)	(824)

Tax on profit	222	63	55	101	56	85	18

Ordinary profit from continuing operations	(834)	(594)	(367)	(387)	(776)	(719)	(806)

Net profit from discontinued operations	—	—	(19)	19	—	(0)	0

Ordinary consolidated profit	(834)	(594)	(386)	(368)	(776)	(719)	(806)

Minority interests	0	4	(2)	(22)	(32)	3	4

Ordinary attributable profit to the Group	(835)	(598)	(384)	(346)	(744)	(722)	(810)

Extraordinary net capital gains and provisions	—	—	—	(1,670)	—	(1,304)	(1,223)

Attributable profit to the Group	(835)	(598)	(384)	(2,016)	(744)	(2,026)	(2,033)

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12	30.09.12
Balance sheet
Trading portfolio (w/o loans)	4,833	5,268	4,842	7,727	7,476	8,460	10,476
Available-for-sale financial assets	21,386	21,890	19,806	23,297	30,379	28,065	28,594
Investments	38	39	959	908	900	899	855
Goodwill	23,856	26,527	25,914	25,089	25,200	25,136	25,178
Liquidity lent to the Group	30,236	23,035	15,621	10,440	1,806	10,743	1,297
Capital assigned to Group areas	69,132	69,199	67,798	67,699	73,543	72,491	70,725
Other assets	74,185	72,618	91,989	101,749	102,191	86,529	84,121

Total assets/liabilities & shareholders' equity	223,665	218,575	226,930	236,908	241,496	232,323	221,246

Customer deposits*	11,448	11,256	11,981	19,672	17,385	11,116	578
Marketable debt securities*	64,020	61,598	61,382	62,253	66,098	62,938	65,139
Subordinated debt	10,000	9,202	8,973	5,477	5,505	5,123	4,712
Other liabilities	59,385	61,182	69,612	72,391	73,418	74,199	71,007
Group capital and reserves**	78,812	75,337	74,982	77,115	79,091	78,947	79,811

Other customer funds under management	—	—	—	—	—	—	—

Mutual funds	—	—	—	—	—	—	—
Pension funds	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—	—	—

Customer funds under management	85,469	82,056	82,336	87,402	88,988	79,177	70,429

*	Including all on-balance sheet balances for this item

Spain

EUR million

			Variation
	Jan-Sep ’12	Jan-Sep ’11	Amount	%
Income statement
Net interest income	4,679	4,296	382	8.9

Net fees	1,613	1,801	(188)	(10.5)
Gains (losses) on financial transactions	308	171	136	79.7
Other operating income*	219	274	(55)	(20.2)

Gross income	6,818	6,542	275	4.2

Operating expenses	(3,009)	(3,073)	64	(2.1)
General administrative expenses	(2,709)	(2,775)	66	(2.4)
Personnel	(1,760)	(1,827)	67	(3.7)
Other general administrative expenses	(949)	(948)	(2)	0.2
Depreciation and amortisation	(299)	(298)	(2)	0.5

Net operating income	3,809	3,470	339	9.8

Net loan-loss provisions	(2,088)	(1,631)	(457)	28.0
Other income	(272)	(273)	1	(0.3)

Profit before taxes	1,449	1,566	(117)	(7.5)

Tax on profit	(370)	(410)	39	(9.6)

Profit from continuing operations	1,079	1,157	(78)	(6.7)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,079	1,157	(78)	(6.7)

Minority interests	25	36	(11)	(31.3)

Attributable profit to the Group	1,054	1,121	(66)	(5.9)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.12	30.09.11	Amount	%
Balance sheet
Customer loans**	199,044	213,585	(14,541)	(6.8)
Trading portfolio (w/o loans)	78,879	66,688	12,191	18.3
Available-for-sale financial assets	14,169	12,156	2,013	16.6
Due from credit institutions**	22,547	15,582	6,965	44.7
Intangible assets and property and equipment	4,348	3,792	556	14.7
Other assets	11,851	8,114	3,737	46.1

Total assets/liabilities & shareholders’ equity	330,839	319,917	10,922	3.4

Customer deposits**	172,383	179,225	(6,842)	(3.8)
Marketable debt securities**	31,319	26,703	4,616	17.3
Subordinated debt**	201	858	(657)	(76.6)
Insurance liabilities	723	793	(70)	(8.8)
Due to credit institutions**	19,351	10,836	8,515	78.6
Other liabilities	87,583	81,535	6,049	7.4
Shareholders’ equity***	19,279	19,967	(689)	(3.4)

Other customer funds under management	36,422	42,244	(5,821)	(13.8)

Mutual funds	23,730	28,331	(4,600)	(16.2)
Pension funds	8,935	8,910	25	0.3
Managed portfolios	3,757	5,003	(1,246)	(24.9)
Savings-insurance policies	—	—	—	—

Customer funds under management	240,325	249,029	(8,705)	(3.5)

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Ratios (%) and other data
ROE	7.11	7.32	(0.21 p.	)
Efficiency ratio (with amortisations)	44.1	47.0	(2.8 p.	)
NPL ratio	6.38	5.15	1.23 p.
NPL coverage	65	46	19 p.
Number of employees (direct & indirect)	31,531	31,914	(383)		(1.2)
Number of branches	4,752	4,785	(33)		(0.7)

Spain

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12
Income statement
Net interest income	1,339	1,506	1,451	1,440	1,478	1,624	1,577

Net fees	621	607	573	493	533	562	517
Gains (losses) on financial transactions	227	(10)	(46)	16	258	(54)	103
Other operating income*	61	152	61	90	37	162	20

Gross income	2,248	2,256	2,038	2,039	2,306	2,295	2,217

Operating expenses	(1,027)	(1,028)	(1,018)	(1,015)	(1,009)	(999)	(1,000)
General administrative expenses	(929)	(927)	(919)	(923)	(912)	(901)	(896)
Personnel	(610)	(614)	(604)	(590)	(590)	(585)	(585)
Other general administrative expenses	(319)	(313)	(315)	(334)	(322)	(317)	(310)
Depreciation and amortisation	(98)	(101)	(99)	(92)	(97)	(97)	(105)

Net operating income	1,222	1,229	1,020	1,024	1,296	1,296	1,217

Net loan-loss provisions	(312)	(595)	(724)	(838)	(774)	(785)	(529)
Other income	(75)	(101)	(96)	(133)	(150)	(14)	(109)

Profit before taxes	835	532	199	53	373	497	579

Tax on profit	(226)	(132)	(51)	(27)	(84)	(147)	(140)

Profit from continuing operations	609	400	148	25	289	351	439

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	609	400	148	25	289	351	439

Minority interests	16	13	7	(3)	6	12	7

Attributable profit to the Group	593	387	141	29	283	339	432

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12	30.09.12
Balance sheet
Customer loans**	217,413	216,456	213,585	212,104	208,480	208,393	199,044
Trading portfolio (w/o loans)	42,226	47,412	66,688	68,791	69,715	75,144	78,879
Available-for-sale financial assets	14,620	14,691	12,156	15,229	17,969	16,517	14,169
Due from credit institutions**	20,324	16,728	15,582	14,836	16,669	23,973	22,547
Intangible assets and property and equipment	3,952	3,937	3,792	3,796	4,539	4,446	4,348
Other assets	8,351	9,849	8,114	13,894	15,516	13,136	11,851

Total assets/liabilities & shareholders’ equity	306,886	309,074	319,917	328,651	332,887	341,608	330,839

Customer deposits**	192,573	182,192	179,225	174,268	179,237	176,994	172,383
Marketable debt securities**	29,045	28,138	26,703	29,603	32,076	31,608	31,319
Subordinated debt**	1,215	1,236	858	855	803	291	201
Insurance liabilities	889	837	793	382	511	144	723
Due to credit institutions**	3,280	7,186	10,836	25,937	24,044	20,091	19,351
Other liabilities	59,498	68,946	81,535	77,921	76,171	92,862	87,583
Shareholders’ equity***	20,386	20,538	19,967	19,686	20,045	19,616	19,279

Other customer funds under management	46,795	45,276	42,244	41,197	40,660	36,126	36,422

Mutual funds	31,974	30,209	28,331	27,425	27,292	24,060	23,730
Pension funds	9,602	9,477	8,910	8,884	8,983	8,680	8,935
Managed portfolios	5,220	5,590	5,003	4,888	4,385	3,387	3,757
Savings-insurance policies	—	—	—	—	—	—	—

Customer funds under management	269,629	256,842	249,029	245,923	252,776	245,020	240,325

** Including all on-balance sheet balances for this item
*** Not including profit of the year

Other information
NPL ratio	4.57	4.81	5.15	5.49	5.75	5.98	6.38
NPL coverage	53	49	46	45	46	53	65

Retail Banking

EUR million

			Variation
	Jan-Sep ’12	Jan-Sep ’11	Amount	%
Income statement
Net interest income	22,835	21,363	1,472	6.9

Net fees	6,619	6,592	27	0.4
Gains (losses) on financial transactions	1,027	975	53	5.4
Other operating income*	(84)	55	(139)	—

Gross income	30,398	28,985	1,413	4.9

Operating expenses	(12,981)	(12,363)	(618)	5.0
General administrative expenses	(11,594)	(11,024)	(571)	5.2
Personnel	(6,816)	(6,466)	(350)	5.4
Other general administrative expenses	(4,779)	(4,558)	(221)	4.8
Depreciation and amortisation	(1,387)	(1,339)	(48)	3.6

Net operating income	17,417	16,622	795	4.8

Net loan-loss provisions	(9,327)	(7,230)	(2,097)	29.0
Other income	(1,311)	(2,028)	717	(35.3)

Ordinary profit before taxes	6,779	7,363	(585)	(7.9)

Tax on profit	(1,468)	(1,615)	146	(9.1)

Ordinary profit from continuing operations	5,310	5,749	(438)	(7.6)

Net profit from discontinued operations	(2)	(3)	1	(24.5)

Ordinary consolidated profit	5,308	5,746	(437)	(7.6)

Minority interests	517	405	112	27.7

Ordinary attributable profit to the Group	4,791	5,341	(550)	(10.3)

Extraordinary net capital gains and provisions	80	—	80	—

Attributable profit to the Group	4,872	5,341	(469)	(8.8)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.12	30.09.11	Amount	%
Business volumes
Total assets	888,689	851,198	37,491	4.4
Customer loans	676,357	639,764	36,593	5.7
Customer deposits	563,171	522,405	40,766	7.8

Retail Banking

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12
Income statement
Net interest income	6,994	7,180	7,190	7,369	7,693	7,634	7,508

Net fees	2,093	2,250	2,248	2,073	2,221	2,179	2,219
Gains (losses) on financial transactions	332	430	213	127	309	401	317
Other operating income*	55	23	(22)	27	(55)	3	(32)

Gross income	9,473	9,883	9,629	9,596	10,168	10,218	10,012

Operating expenses	(4,023)	(4,125)	(4,215)	(4,415)	(4,342)	(4,256)	(4,383)
General administrative expenses	(3,595)	(3,674)	(3,755)	(3,940)	(3,897)	(3,814)	(3,884)
Personnel	(2,112)	(2,151)	(2,203)	(2,249)	(2,279)	(2,244)	(2,293)
Other general administrative expenses	(1,483)	(1,523)	(1,552)	(1,691)	(1,618)	(1,570)	(1,591)
Depreciation and amortisation	(428)	(451)	(460)	(476)	(445)	(442)	(499)

Net operating income	5,450	5,758	5,414	5,181	5,827	5,962	5,629

Net loan-loss provisions	(2,013)	(2,527)	(2,691)	(2,563)	(3,059)	(3,318)	(2,950)
Other income	(380)	(1,287)	(361)	(443)	(453)	(323)	(535)
Ordinary profit before taxes	3,057	1,943	2,363	2,175	2,315	2,321	2,143
Tax on profit	(707)	(365)	(543)	(445)	(477)	(517)	(474)

Ordinary profit from continuing operations	2,351	1,578	1,820	1,729	1,838	1,803	1,669

Net profit from discontinued operations	(6)	(0)	3	(22)	1	(4)	1

Ordinary consolidated profit	2,345	1,578	1,823	1,708	1,839	1,799	1,670

Minority interests	158	151	96	138	192	180	145

Ordinary attributable profit to the Group	2,187	1,427	1,727	1,570	1,647	1,619	1,525

Extraordinary net capital gains and provisions	—	—	—	—	—	—	80

Attributable profit to the Group	2,187	1,427	1,727	1,570	1,647	1,619	1,605

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12	30.09.12
Business volumes
Total assets	830,146	849,019	851,198	872,710	879,077	890,560	888,689
Customer loans	627,624	631,470	639,764	659,573	670,702	684,418	676,357
Customer deposits	512,922	520,807	522,405	532,034	542,022	558,001	563,171

Retail Banking Continental Europe

EUR million

			Variation
	Jan-Sep ’12	Jan-Sep ’11	Amount	%
Income statement
Net interest income	6,412	6,014	398	6.6

Net fees	2,377	2,421	(44)	(1.8)
Gains (losses) on financial transactions	367	233	133	57.2
Other operating income*	(101)	(8)	(93)	—

Gross income	9,054	8,660	394	4.6

Operating expenses	(4,076)	(3,980)	(96)	2.4
General administrative expenses	(3,666)	(3,602)	(63)	1.8
Personnel	(2,291)	(2,262)	(29)	1.3
Other general administrative expenses	(1,374)	(1,340)	(34)	2.6
Depreciation and amortisation	(411)	(378)	(33)	8.7

Net operating income	4,978	4,680	298	6.4

Net loan-loss provisions	(2,926)	(2,241)	(685)	30.6
Other income	(257)	(300)	43	(14.4)

Profit before taxes	1,795	2,139	(344)	(16.1)

Tax on profit	(390)	(484)	94	(19.3)

Profit from continuing operations	1,405	1,656	(250)	(15.1)

Net profit from discontinued operations	(2)	(3)	1	(24.5)

Consolidated profit	1,403	1,653	(250)	(15.1)

Minority interests	59	59	0	0.4

Attributable profit to the Group	1,344	1,594	(250)	(15.7)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Continental Europe

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12
Income statement
Net interest income	1,857	2,101	2,056	1,989	2,078	2,182	2,152

Net fees	746	845	830	748	788	804	785
Gains (losses) on financial transactions	77	85	72	33	196	93	78
Other operating income*	(8)	20	(21)	(16)	(43)	(17)	(41)

Gross income	2,673	3,051	2,937	2,754	3,019	3,062	2,973

Operating expenses	(1,241)	(1,376)	(1,362)	(1,397)	(1,363)	(1,350)	(1,363)
General administrative expenses	(1,123)	(1,246)	(1,233)	(1,265)	(1,228)	(1,216)	(1,221)
Personnel	(706)	(783)	(774)	(762)	(763)	(763)	(766)
Other general administrative expenses	(417)	(464)	(459)	(503)	(466)	(454)	(455)
Depreciation and amortisation	(118)	(130)	(129)	(133)	(135)	(134)	(142)

Net operating income	1,431	1,674	1,575	1,356	1,656	1,712	1,611

Net loan-loss provisions	(522)	(773)	(945)	(1,073)	(1,045)	(1,026)	(855)
Other income	(79)	(118)	(103)	(126)	(135)	(2)	(121)

Profit before taxes	830	783	526	157	476	684	634

Tax on profit	(201)	(184)	(99)	(0)	(90)	(171)	(129)

Profit from continuing operations	629	600	427	157	386	514	505

Net profit from discontinued operations	(6)	(0)	3	(22)	1	(4)	1

Consolidated profit	623	599	430	135	387	510	506

Minority interests	22	22	14	4	16	24	18

Attributable profit to the Group	601	578	416	132	371	485	488

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Spain

EUR million

			Variation
	Jan-Sep ’12	Jan-Sep ’11	Amount	%
Income statement
Net interest income	4,112	3,814	298	7.8

Net fees	1,354	1,417	(63)	(4.5)
Gains (losses) on financial transactions	249	198	51	25.7
Other operating income*	(110)	(22)	(88)	406.1

Gross income	5,604	5,407	197	3.7

Operating expenses	(2,475)	(2,532)	57	(2.3)
General administrative expenses	(2,243)	(2,298)	55	(2.4)
Personnel	(1,479)	(1,528)	49	(3.2)
Other general administrative expenses	(764)	(770)	7	(0.9)
Depreciation and amortisation	(232)	(234)	2	(1.0)

Net operating income	3,130	2,875	255	8.9

Net loan-loss provisions	(1,992)	(1,566)	(426)	27.2
Other income	(249)	(234)	(14)	6.2

Profit before taxes	890	1,075	(186)	(17.3)

Tax on profit	(211)	(265)	54	(20.3)

Profit from continuing operations	678	810	(132)	(16.3)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	678	810	(132)	(16.3)

Minority interests	22	31	(9)	(29.3)

Attributable profit to the Group	656	779	(123)	(15.8)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Spain

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12
Income statement
Net interest income	1,191	1,318	1,304	1,233	1,310	1,425	1,377

Net fees	478	478	460	438	442	465	447
Gains (losses) on financial transactions	78	68	51	28	127	74	47
Other operating income*	(7)	0	(15)	(11)	(41)	(29)	(39)

Gross income	1,741	1,865	1,801	1,689	1,837	1,935	1,833

Operating expenses	(847)	(847)	(838)	(837)	(831)	(821)	(822)
General administrative expenses	(770)	(768)	(760)	(759)	(754)	(746)	(742)
Personnel	(510)	(513)	(504)	(489)	(496)	(491)	(492)
Other general administrative expenses	(259)	(255)	(256)	(270)	(258)	(255)	(251)
Depreciation and amortisation	(77)	(79)	(78)	(78)	(77)	(75)	(80)

Net operating income	894	1,018	963	852	1,006	1,114	1,011

Net loan-loss provisions	(313)	(542)	(711)	(792)	(743)	(757)	(492)
Other income	(68)	(95)	(72)	(130)	(126)	0	(123)

Profit before taxes	514	381	180	(70)	137	357	395

Tax on profit	(135)	(88)	(43)	9	(18)	(106)	(88)

Profit from continuing operations	379	294	137	(61)	119	251	307

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	379	294	137	(61)	119	251	307

Minority interests	15	11	5	(5)	4	12	6

Attributable profit to the Group	364	283	132	(56)	115	240	301

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Portugal

EUR million

			Variation
	Jan-Sep ’12	Jan-Sep ’11	Amount	%
Income statement
Net interest income	382	407	(25)	(6.1)

Net fees	208	206	2	1.0
Gains (losses) on financial transactions	92	(11)	103	—
Other operating income*	4	3	2	61.0

Gross income	687	605	82	13.5

Operating expenses	(350)	(365)	16	(4.3)
General administrative expenses	(299)	(316)	17	(5.4)
Personnel	(211)	(221)	10	(4.3)
Other general administrative expenses	(88)	(96)	8	(8.0)
Depreciation and amortisation	(50)	(49)	(1)	2.8

Net operating income	337	239	98	40.8

Net loan-loss provisions	(321)	(118)	(203)	172.6
Other income	(8)	(41)	33	(80.2)

Profit before taxes	8	81	(73)	(90.1)

Tax on profit	11	(4)	15	—

Profit from continuing operations	19	77	(58)	(75.1)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	19	77	(58)	(75.1)

Minority interests	(0)	(0)	0	(58.9)

Attributable profit to the Group	19	77	(58)	(75.1)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Portugal

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12
Income statement
Net interest income	154	136	117	114	124	132	127

Net fees	71	66	69	65	73	69	66
Gains (losses) on financial transactions	(1)	(5)	(4)	3	65	1	26
Other operating income*	1	0	2	(4)	1	2	1

Gross income	224	198	183	179	263	204	220

Operating expenses	(121)	(122)	(123)	(127)	(117)	(116)	(116)
General administrative expenses	(105)	(106)	(106)	(110)	(100)	(100)	(100)
Personnel	(73)	(73)	(74)	(75)	(71)	(71)	(70)
Other general administrative expenses	(32)	(32)	(32)	(35)	(29)	(29)	(29)
Depreciation and amortisation	(16)	(16)	(17)	(17)	(17)	(17)	(17)

Net operating income	103	76	60	52	146	88	104

Net loan-loss provisions	(33)	(39)	(46)	(84)	(130)	(86)	(105)
Other income	(8)	(14)	(19)	21	(16)	1	7

Profit before taxes	61	24	(5)	(11)	0	3	5

Tax on profit	(4)	(7)	8	28	3	5	3

Profit from continuing operations	57	17	3	16	3	8	8

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	57	17	3	16	3	8	8

Minority interests	0	(0)	(0)	(0)	(0)	(0)	0

Attributable profit to the Group	57	17	3	17	3	8	8

* Including dividends, income from equity-accounted method and other operating income/expenses

Other information
Spread	2.08	1.75	1.68	1.45	1.43	1.43	1.34

Spread loans	1.96	2.06	2.15	2.23	2.34	2.39	2.47
Spread deposits	0.12	(0.31)	(0.47)	(0.78)	(0.91)	(0.96)	(1.13)

Retail Banking United Kingdom

EUR million

			Variation
	Jan-Sep ’12	Jan-Sep ’11	Amount	%
Income statement
Net interest income	2,704	3,261	(558)	(17.1)

Net fees	735	728	6	0.9
Gains (losses) on financial transactions	(3)	44	(47)	—
Other operating income*	3	10	(7)	(67.7)

Gross income	3,439	4,043	(605)	(15.0)

Operating expenses	(1,881)	(1,750)	(132)	7.5
General administrative expenses	(1,585)	(1,483)	(102)	6.9
Personnel	(999)	(924)	(75)	8.1
Other general administrative expenses	(586)	(559)	(27)	4.8
Depreciation and amortisation	(297)	(267)	(30)	11.3

Net operating income	1,558	2,294	(736)	(32.1)

Net loan-loss provisions	(635)	(462)	(172)	37.3
Other income	(126)	(945)	818	(86.6)

Ordinary profit before taxes	797	887	(91)	(10.2)

Tax on profit	(204)	(278)	74	(26.6)

Ordinary profit from continuing operations	592	609	(16)	(2.7)

Net profit from discontinued operations	—	—	—	—

Ordinary consolidated profit	592	609	(16)	(2.7)

Minority interests	0	0	0	102.7

Ordinary attributable profit to the Group	592	609	(16)	(2.7)

Extraordinary net capital gains and provisions	80	—	80	—

Attributable profit to the Group	673	609	64	10.5

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12
Income statement
Net interest income	1,147	1,064	1,051	1,071	958	875	870

Net fees	211	265	253	223	224	249	262
Gains (losses) on financial transactions	16	35	(7)	(34)	(20)	29	(11)
Other operating income*	4	4	2	4	2	3	(2)

Gross income	1,377	1,367	1,299	1,263	1,164	1,156	1,119

Operating expenses	(603)	(572)	(574)	(598)	(609)	(636)	(636)
General administrative expenses	(513)	(485)	(486)	(516)	(516)	(546)	(522)
Personnel	(312)	(294)	(318)	(337)	(321)	(332)	(346)
Other general administrative expenses	(201)	(190)	(168)	(179)	(196)	(215)	(176)
Depreciation and amortisation	(90)	(88)	(89)	(82)	(93)	(90)	(114)

Net operating income	774	795	725	665	555	520	483

Net loan-loss provisions	(153)	(139)	(171)	(176)	(223)	(225)	(187)
Other income	(43)	(874)	(28)	(15)	(53)	(43)	(30)

Ordinary profit before taxes	579	(218)	526	474	279	252	265

Tax on profit	(171)	42	(149)	(116)	(78)	(59)	(67)

Ordinary profit from continuing operations	408	(176)	377	358	201	194	198

Net profit from discontinued operations	—	—	—	—	—	—	—

Ordinary consolidated profit	408	(176)	377	358	201	194	198

Minority interests	(0)	0	(0)	0	0	0	0

Ordinary attributable profit to the Group	408	(176)	377	358	201	194	198

Extraordinary net capital gains and provisions	—	—	—	—	—	—	80

Attributable profit to the Group	408	(176)	377	358	201	194	278

* Including dividends, income from equity-accounted method and other operating income/expenses

Other information
Spread	2.08	2.00	2.01	2.03	1.98	1.85	1.84

Spread loans	2.40	2.40	2.46	2.53	2.57	2.61	2.67
Spread deposits	(0.32)	(0.40)	(0.45)	(0.50)	(0.59)	(0.76)	(0.83)

Retail Banking United Kingdom

£ million

			Variation
	Jan-Sep ’12	Jan-Sep ’11	Amount	%
Income statement
Net interest income	2,195	2,841	(647)	(22.8)

Net fees	596	635	(38)	(6.0)
Gains (losses) on financial transactions	(2)	38	(41)	—
Other operating income*	3	9	(6)	(69.9)

Gross income	2,791	3,522	(731)	(20.8)

Operating expenses	(1,527)	(1,524)	(3)	0.2
General administrative expenses	(1,286)	(1,292)	6	(0.4)
Personnel	(811)	(805)	(6)	0.7
Other general administrative expenses	(476)	(487)	11	(2.3)
Depreciation and amortisation	(241)	(232)	(9)	3.7

Net operating income	1,264	1,998	(734)	(36.7)

Net loan-loss provisions	(515)	(403)	(112)	27.9
Other income	(103)	(823)	720	(87.5)

Ordinary profit before taxes	646	773	(126)	(16.3)

Tax on profit	(166)	(242)	77	(31.7)

Ordinary profit from continuing operations	481	530	(50)	(9.4)

Net profit from discontinued operations	—	—	—	—

Ordinary consolidated profit	481	530	(50)	(9.4)

Minority interests	0	0	0	88.9

Ordinary attributable profit to the Group	481	530	(50)	(9.4)

Extraordinary net capital gains and provisions	65	—	65	—

Attributable profit to the Group	546	530	16	3.0

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom

£ million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12
Income statement
Net interest income	979	940	923	917	800	708	687

Net fees	180	233	222	190	187	202	208
Gains (losses) on financial transactions	14	30	(6)	(30)	(17)	24	(9)
Other operating income*	3	4	2	3	2	3	(2)

Gross income	1,176	1,206	1,141	1,081	971	936	884

Operating expenses	(515)	(505)	(504)	(513)	(508)	(516)	(503)
General administrative expenses	(438)	(428)	(426)	(442)	(431)	(443)	(413)
Personnel	(266)	(260)	(279)	(289)	(267)	(269)	(274)
Other general administrative expenses	(171)	(168)	(147)	(153)	(163)	(174)	(138)
Depreciation and amortisation	(77)	(77)	(78)	(70)	(78)	(73)	(90)

Net operating income	661	701	636	568	463	421	380

Net loan-loss provisions	(130)	(123)	(150)	(151)	(186)	(182)	(147)
Other income	(36)	(759)	(27)	(10)	(44)	(35)	(24)

Ordinary profit before taxes	494	(181)	459	408	233	204	209

Tax on profit	(146)	34	(131)	(100)	(65)	(47)	(53)

Ordinary profit from continuing operations	348	(147)	329	308	168	157	156

Net profit from discontinued operations	—	—	—	—	—	—	—

Ordinary consolidated profit	348	(147)	329	308	168	157	156

Minority interests	(0)	0	(0)	0	0	0	0

Ordinary attributable profit to the Group	348	(147)	329	308	168	157	156

Extraordinary net capital gains and provisions	—	—	—	—	—	—	65

Attributable profit to the Group	348	(147)	329	308	168	157	222

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America

EUR million

			Variation
	Jan-Sep ’12	Jan-Sep ’11	Amount	%
Income statement
Net interest income	12,493	10,834	1,659	15.3

Net fees	3,253	3,165	88	2.8
Gains (losses) on financial transactions	491	601	(110)	(18.3)
Other operating income*	(207)	(298)	91	(30.5)

Gross income	16,030	14,302	1,728	12.1

Operating expenses	(6,174)	(5,928)	(246)	4.2
General administrative expenses	(5,602)	(5,317)	(285)	5.4
Personnel	(3,119)	(2,927)	(192)	6.6
Other general administrative expenses	(2,483)	(2,390)	(93)	3.9
Depreciation and amortisation	(572)	(611)	39	(6.4)

Net operating income	9,856	8,374	1,482	17.7

Net loan-loss provisions	(5,587)	(4,209)	(1,378)	32.7
Other income	(730)	(711)	(19)	2.7

Profit before taxes	3,539	3,453	85	2.5

Tax on profit	(755)	(707)	(48)	6.8

Profit from continuing operations	2,784	2,746	37	1.4

Net profit from discontinued operations	—	—	—	—

Consolidated profit	2,784	2,746	37	1.4

Minority interests	458	346	112	32.3

Attributable profit to the Group	2,326	2,400	(75)	(3.1)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12
Income statement
Net interest income	3,557	3,606	3,671	3,904	4,247	4,172	4,075

Net fees	1,048	1,050	1,067	1,019	1,127	1,038	1,089
Gains (losses) on financial transactions	204	286	111	49	82	206	203
Other operating income*	(81)	(122)	(95)	(75)	(95)	(54)	(59)

Gross income	4,727	4,820	4,755	4,896	5,361	5,363	5,307

Operating expenses	(1,941)	(1,948)	(2,039)	(2,140)	(2,101)	(1,983)	(2,091)
General administrative expenses	(1,746)	(1,744)	(1,827)	(1,910)	(1,914)	(1,800)	(1,889)
Personnel	(975)	(960)	(992)	(1,030)	(1,063)	(1,015)	(1,041)
Other general administrative expenses	(771)	(784)	(835)	(880)	(851)	(785)	(848)
Depreciation and amortisation	(195)	(204)	(212)	(230)	(187)	(183)	(202)

Net operating income	2,786	2,872	2,716	2,756	3,260	3,380	3,216

Net loan-loss provisions	(1,243)	(1,467)	(1,499)	(1,205)	(1,734)	(1,993)	(1,861)
Other income	(232)	(273)	(206)	(313)	(246)	(251)	(233)

Profit before taxes	1,312	1,132	1,010	1,238	1,280	1,136	1,122

Tax on profit	(282)	(193)	(232)	(266)	(257)	(239)	(259)

Profit from continuing operations	1,029	939	778	973	1,022	898	864

Net profit from discontinued operations	—	—	—	—	—	0	(0)

Consolidated profit	1,029	939	778	973	1,022	898	864

Minority interests	135	129	82	134	175	156	127

Attributable profit to the Group	894	810	696	839	847	742	736

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America

US$ million

			Variation
	Jan-Sep ’12	Jan-Sep ’11	Amount	%
Income statement
Net interest income	15,991	15,228	763	5.0

Net fees	4,164	4,448	(284)	(6.4)
Gains (losses) on financial transactions	629	845	(216)	(25.6)
Other operating income*	(266)	(420)	154	(36.7)

Gross income	20,518	20,102	416	2.1

Operating expenses	(7,903)	(8,332)	429	(5.2)
General administrative expenses	(7,171)	(7,473)	303	(4.0)
Personnel	(3,992)	(4,114)	122	(3.0)
Other general administrative expenses	(3,178)	(3,359)	181	(5.4)
Depreciation and amortisation	(732)	(859)	127	(14.8)

Net operating income	12,615	11,770	845	7.2

Net loan-loss provisions	(7,151)	(5,917)	(1,235)	20.9
Other income	(934)	(999)	65	(6.5)

Profit before taxes	4,529	4,854	(325)	(6.7)

Tax on profit	(966)	(994)	27	(2.8)

Profit from continuing operations	3,563	3,860	(297)	(7.7)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	3,563	3,860	(297)	(7.7)

Minority interests	586	487	100	20.5

Attributable profit to the Group	2,977	3,374	(397)	(11.8)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America

US$ million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12
Income statement
Net interest income	4,863	5,181	5,184	5,263	5,565	5,345	5,081

Net fees	1,433	1,509	1,507	1,369	1,477	1,328	1,359
Gains (losses) on financial transactions	279	408	158	58	107	266	255
Other operating income*	(111)	(174)	(134)	(100)	(124)	(68)	(73)

Gross income	6,463	6,924	6,715	6,590	7,025	6,871	6,622

Operating expenses	(2,654)	(2,799)	(2,879)	(2,885)	(2,753)	(2,539)	(2,611)
General administrative expenses	(2,387)	(2,507)	(2,579)	(2,574)	(2,508)	(2,305)	(2,358)
Personnel	(1,334)	(1,380)	(1,401)	(1,387)	(1,393)	(1,300)	(1,299)
Other general administrative expenses	(1,054)	(1,127)	(1,178)	(1,187)	(1,115)	(1,004)	(1,059)
Depreciation and amortisation	(266)	(292)	(300)	(311)	(245)	(234)	(253)

Net operating income	3,810	4,125	3,836	3,705	4,272	4,332	4,011

Net loan-loss provisions	(1,699)	(2,101)	(2,117)	(1,611)	(2,272)	(2,557)	(2,322)
Other income	(317)	(391)	(292)	(424)	(322)	(321)	(291)

Profit before taxes	1,793	1,633	1,428	1,669	1,677	1,454	1,398

Tax on profit	(386)	(280)	(328)	(359)	(337)	(306)	(323)

Profit from continuing operations	1,408	1,353	1,100	1,311	1,340	1,148	1,075

Net profit from discontinued operations	—	—	—	—	—	0	(0)

Consolidated profit	1,408	1,353	1,100	1,311	1,340	1,148	1,075

Minority interests	185	185	116	181	230	199	157

Attributable profit to the Group	1,222	1,168	984	1,130	1,110	949	917

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil

EUR million

			Variation
	Jan-Sep ’12	Jan-Sep ’11	Amount	%
Income statement
Net interest income	9,077	7,958	1,119	14.1

Net fees	2,029	2,069	(40)	(1.9)
Gains (losses) on financial transactions	427	437	(9)	(2.1)
Other operating income*	(160)	(250)	89	(35.8)

Gross income	11,373	10,215	1,159	11.3

Operating expenses	(4,078)	(4,070)	(8)	0.2
General administrative expenses	(3,701)	(3,641)	(60)	1.7
Personnel	(2,020)	(1,967)	(53)	2.7
Other general administrative expenses	(1,681)	(1,674)	(7)	0.4
Depreciation and amortisation	(377)	(430)	53	(12.2)

Net operating income	7,295	6,144	1,151	18.7

Net loan-loss provisions	(4,720)	(3,499)	(1,221)	34.9
Other income	(701)	(778)	78	(10.0)

Profit before taxes	1,874	1,867	7	0.4

Tax on profit	(471)	(444)	(28)	6.2

Profit from continuing operations	1,403	1,423	(21)	(1.4)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,403	1,423	(21)	(1.4)

Minority interests	333	237	96	40.5

Attributable profit to the Group	1,069	1,186	(117)	(9.8)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12
Income statement
Net interest income	2,622	2,653	2,683	2,865	3,097	3,054	2,927

Net fees	684	689	696	649	727	628	674
Gains (losses) on financial transactions	127	215	94	31	68	176	183
Other operating income*	(65)	(112)	(73)	(56)	(80)	(40)	(40)

Gross income	3,369	3,445	3,400	3,490	3,812	3,818	3,743

Operating expenses	(1,342)	(1,339)	(1,389)	(1,452)	(1,418)	(1,306)	(1,354)
General administrative expenses	(1,208)	(1,194)	(1,239)	(1,287)	(1,297)	(1,188)	(1,217)
Personnel	(663)	(641)	(663)	(688)	(707)	(647)	(666)
Other general administrative expenses	(545)	(553)	(577)	(599)	(590)	(540)	(551)
Depreciation and amortisation	(134)	(146)	(150)	(166)	(122)	(118)	(137)

Net operating income	2,027	2,106	2,011	2,038	2,394	2,512	2,389

Net loan-loss provisions	(1,037)	(1,249)	(1,213)	(979)	(1,485)	(1,726)	(1,509)
Other income	(228)	(269)	(282)	(307)	(220)	(242)	(238)

Profit before taxes	762	589	516	752	688	545	642

Tax on profit	(181)	(107)	(155)	(237)	(161)	(126)	(185)

Profit from continuing operations	581	481	361	515	527	419	457

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	581	481	361	515	527	419	457

Minority interests	101	83	54	89	127	109	97

Attributable profit to the Group	480	399	307	426	400	309	361

*	Including dividends, income from equity-accounted method and other operating income/expenses

Other information
Spread	15.84	16.17	15.41	15.44	15.17	15.49	14.81

Spread loans	14.72	15.05	14.23	14.44	14.44	14.84	14.25
Spread deposits	1.12	1.12	1.18	1.00	0.73	0.65	0.56

Retail Banking Brazil

US$ million

			Variation
	Jan-Sep ’12	Jan-Sep ’11	Amount	%
Income statement
Net interest income	11,618	11,186	432	3.9

Net fees	2,597	2,909	(311)	(10.7)
Gains (losses) on financial transactions	547	614	(67)	(10.9)
Other operating income*	(205)	(351)	146	(41.5)

Gross income	14,557	14,357	200	1.4

Operating expenses	(5,220)	(5,721)	501	(8.8)
General administrative expenses	(4,737)	(5,117)	380	(7.4)
Personnel	(2,585)	(2,764)	179	(6.5)
Other general administrative expenses	(2,152)	(2,353)	201	(8.5)
Depreciation and amortisation	(483)	(604)	121	(20.1)

Net operating income	9,337	8,636	701	8.1

Net loan-loss provisions	(6,041)	(4,917)	(1,124)	22.9
Other income	(897)	(1,094)	197	(18.0)

Profit before taxes	2,399	2,625	(225)	(8.6)

Tax on profit	(603)	(624)	20	(3.3)

Profit from continuing operations	1,796	2,001	(205)	(10.2)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,796	2,001	(205)	(10.2)

Minority interests	427	334	93	27.9

Attributable profit to the Group	1,369	1,667	(298)	(17.9)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil

US$ million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12
Income statement
Net interest income	3,585	3,812	3,789	3,863	4,059	3,912	3,648

Net fees	936	991	982	871	952	804	841
Gains (losses) on financial transactions	174	306	133	37	89	228	230
Other operating income*	(89)	(159)	(103)	(74)	(104)	(51)	(50)

Gross income	4,607	4,949	4,801	4,697	4,996	4,892	4,670

Operating expenses	(1,835)	(1,925)	(1,961)	(1,957)	(1,859)	(1,671)	(1,690)
General administrative expenses	(1,651)	(1,716)	(1,750)	(1,733)	(1,699)	(1,520)	(1,518)
Personnel	(907)	(922)	(936)	(927)	(926)	(828)	(831)
Other general administrative expenses	(745)	(794)	(814)	(807)	(773)	(692)	(687)
Depreciation and amortisation	(183)	(209)	(212)	(224)	(159)	(151)	(172)

Net operating income	2,772	3,024	2,840	2,740	3,137	3,221	2,980

Net loan-loss provisions	(1,418)	(1,787)	(1,712)	(1,308)	(1,947)	(2,214)	(1,880)
Other income	(312)	(385)	(398)	(415)	(289)	(310)	(298)

Profit before taxes	1,042	852	730	1,017	901	696	802

Tax on profit	(248)	(157)	(219)	(323)	(211)	(161)	(232)

Profit from continuing operations	794	695	511	694	691	535	570

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	794	695	511	694	691	535	570

Minority interests	138	119	77	120	167	140	120

Attributable profit to the Group	657	576	434	574	524	395	450

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil

R$ million

			Variation
	Jan-Sep ’12	Jan-Sep ’11	Amount	%
Income statement
Net interest income	22,237	18,247	3,990	21.9

Net fees	4,971	4,745	226	4.8
Gains (losses) on financial transactions	1,047	1,001	46	4.6
Other operating income*	(393)	(573)	180	(31.4)

Gross income	27,862	23,420	4,442	19.0

Operating expenses	(9,991)	(9,333)	(658)	7.1
General administrative expenses	(9,066)	(8,347)	(719)	8.6
Personnel	(4,948)	(4,509)	(439)	9.7
Other general administrative expenses	(4,118)	(3,838)	(280)	7.3
Depreciation and amortisation	(924)	(985)	61	(6.2)

Net operating income	17,871	14,087	3,784	26.9

Net loan-loss provisions	(11,563)	(8,021)	(3,541)	44.1
Other income	(1,716)	(1,784)	68	(3.8)

Profit before taxes	4,592	4,281	311	7.3

Tax on profit	(1,155)	(1,018)	(137)	13.5

Profit from continuing operations	3,437	3,264	173	5.3

Net profit from discontinued operations	—	—	—	—

Consolidated profit	3,437	3,264	173	5.3

Minority interests	817	544	273	50.1

Attributable profit to the Group	2,620	2,719	(99)	(3.7)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil

R$ million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12
Income statement
Net interest income	5,976	6,090	6,181	6,911	7,171	7,644	7,422

Net fees	1,560	1,582	1,602	1,575	1,682	1,581	1,707
Gains (losses) on financial transactions	291	493	218	87	157	431	458
Other operating income*	(148)	(256)	(168)	(137)	(185)	(104)	(104)

Gross income	7,678	7,908	7,833	8,436	8,827	9,552	9,483

Operating expenses	(3,058)	(3,075)	(3,200)	(3,505)	(3,284)	(3,277)	(3,429)
General administrative expenses	(2,752)	(2,741)	(2,854)	(3,106)	(3,003)	(2,981)	(3,083)
Personnel	(1,511)	(1,472)	(1,526)	(1,661)	(1,637)	(1,625)	(1,687)
Other general administrative expenses	(1,241)	(1,269)	(1,328)	(1,445)	(1,366)	(1,357)	(1,396)
Depreciation and amortisation	(306)	(334)	(346)	(399)	(282)	(296)	(346)

Net operating income	4,620	4,834	4,633	4,931	5,542	6,275	6,054

Net loan-loss provisions	(2,364)	(2,864)	(2,793)	(2,387)	(3,440)	(4,295)	(3,828)
Other income	(519)	(617)	(649)	(738)	(510)	(603)	(603)

Profit before taxes	1,737	1,353	1,191	1,807	1,592	1,376	1,623

Tax on profit	(413)	(247)	(358)	(565)	(372)	(319)	(464)

Profit from continuing operations	1,324	1,106	834	1,242	1,220	1,057	1,159

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	1,324	1,106	834	1,242	1,220	1,057	1,159

Minority interests	229	190	125	215	294	276	247

Attributable profit to the Group	1,095	916	709	1,027	926	782	912

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico

EUR million

			Variation
	Jan-Sep ’12	Jan-Sep ’11	Amount	%
Income statement
Net interest income	1,316	1,070	245	22.9

Net fees	419	365	54	14.9
Gains (losses) on financial transactions	(1)	105	(105)	—
Other operating income*	(28)	(28)	(1)	2.6

Gross income	1,706	1,512	194	12.8

Operating expenses	(707)	(634)	(73)	11.6
General administrative expenses	(630)	(561)	(69)	12.3
Personnel	(340)	(297)	(43)	14.4
Other general administrative expenses	(290)	(264)	(26)	10.0
Depreciation and amortisation	(77)	(73)	(4)	5.8

Net operating income	999	878	120	13.7

Net loan-loss provisions	(305)	(259)	(46)	17.7
Other income	33	54	(20)	(37.8)

Profit before taxes	727	673	54	8.0

Tax on profit	(90)	(98)	8	(8.5)

Profit from continuing operations	637	575	62	10.9

Net profit from discontinued operations	—	—	—	—

Consolidated profit	637	575	62	10.9

Minority interests	1	1	0	14.0

Attributable profit to the Group	636	574	62	10.9

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12
Income statement
Net interest income	349	350	372	373	422	427	467

Net fees	124	119	121	121	137	134	148
Gains (losses) on financial transactions	58	43	5	7	7	0	(7)
Other operating income*	(9)	(5)	(13)	(8)	(8)	(6)	(14)

Gross income	521	506	485	493	558	554	594

Operating expenses	(200)	(210)	(224)	(244)	(223)	(219)	(265)
General administrative expenses	(175)	(186)	(199)	(219)	(196)	(194)	(241)
Personnel	(100)	(100)	(98)	(101)	(111)	(110)	(119)
Other general administrative expenses	(76)	(86)	(102)	(118)	(85)	(83)	(122)
Depreciation and amortisation	(24)	(24)	(24)	(25)	(27)	(26)	(24)

Net operating income	322	296	261	249	335	335	329

Net loan-loss provisions	(74)	(89)	(95)	(85)	(77)	(99)	(129)
Other income	(6)	(1)	60	(20)	(2)	29	6

Profit before taxes	242	205	226	144	256	265	206

Tax on profit	(36)	(34)	(29)	33	(25)	(49)	(15)

Profit from continuing operations	206	172	197	176	230	216	191

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	206	172	197	176	230	216	191

Minority interests	0	0	0	1	0	0	0

Attributable profit to the Group	206	171	197	176	230	216	190

* Including dividends, income from equity-accounted method and other operating income/expenses

Other information
Spread	10.67	10.44	10.26	10.32	10.65	10.73	10.72

Spread loans	8.58	8.40	8.27	8.36	8.69	8.81	8.79
Spread deposits	2.09	2.04	1.99	1.96	1.96	1.92	1.93

Retail Banking Mexico

US$ million

			Variation
	Jan-Sep ’12	Jan-Sep ’11	Amount	%
Income statement
Net interest income	1,684	1,505	180	11.9

Net fees	536	512	24	4.6
Gains (losses) on financial transactions	(1)	147	(148)	—
Other operating income*	(36)	(39)	3	(6.6)

Gross income	2,183	2,125	58	2.7

Operating expenses	(905)	(891)	(14)	1.6
General administrative expenses	(806)	(788)	(18)	2.3
Personnel	(435)	(418)	(18)	4.2
Other general administrative expenses	(371)	(370)	(1)	0.2
Depreciation and amortisation	(99)	(103)	4	(3.7)

Net operating income	1,278	1,235	43	3.5

Net loan-loss provisions	(390)	(364)	(26)	7.1
Other income	43	75	(33)	(43.3)

Profit before taxes	931	946	(15)	(1.6)

Tax on profit	(115)	(138)	23	(16.6)

Profit from continuing operations	816	808	8	1.0

Net profit from discontinued operations	—	—	—	—

Consolidated profit	816	808	8	1.0

Minority interests	1	1	0	3.8

Attributable profit to the Group	814	807	8	1.0

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico

US$ million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12
Income statement
Net interest income	477	503	525	502	552	547	585

Net fees	170	171	171	162	180	171	185
Gains (losses) on financial transactions	79	62	7	8	9	0	(10)
Other operating income*	(13)	(7)	(18)	(10)	(10)	(8)	(18)

Gross income	713	728	685	662	731	710	742

Operating expenses	(273)	(302)	(316)	(329)	(292)	(281)	(332)
General administrative expenses	(240)	(267)	(281)	(296)	(256)	(248)	(302)
Personnel	(136)	(143)	(138)	(135)	(145)	(141)	(149)
Other general administrative expenses	(103)	(124)	(143)	(161)	(111)	(107)	(153)
Depreciation and amortisation	(33)	(35)	(34)	(33)	(35)	(33)	(30)

Net operating income	440	426	369	333	439	429	410

Net loan-loss provisions	(101)	(128)	(135)	(114)	(101)	(127)	(162)
Other income	(8)	(2)	85	(29)	(3)	38	7

Profit before taxes	331	296	319	189	335	340	255

Tax on profit	(49)	(48)	(41)	47	(33)	(63)	(18)

Profit from continuing operations	282	248	279	236	302	277	237

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	282	248	279	236	302	277	237

Minority interests	0	0	0	1	1	0	0

Attributable profit to the Group	281	247	278	235	302	276	237

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico

Million pesos

			Variation
	Jan-Sep ’12	Jan-Sep ’11	Amount	%
Income statement
Net interest income	22,279	18,100	4,179	23.1

Net fees	7,089	6,164	925	15.0
Gains (losses) on financial transactions	(9)	1,770	(1,780)	—
Other operating income*	(479)	(466)	(13)	2.7

Gross income	28,880	25,568	3,312	13.0

Operating expenses	(11,973)	(10,716)	(1,258)	11.7
General administrative expenses	(10,666)	(9,481)	(1,185)	12.5
Personnel	(5,758)	(5,025)	(733)	14.6
Other general administrative expenses	(4,908)	(4,456)	(451)	10.1
Depreciation and amortisation	(1,308)	(1,235)	(73)	5.9

Net operating income	16,906	14,853	2,054	13.8

Net loan-loss provisions	(5,159)	(4,379)	(780)	17.8
Other income	565	907	(342)	(37.7)

Profit before taxes	12,312	11,380	932	8.2

Tax on profit	(1,520)	(1,658)	138	(8.3)

Profit from continuing operations	10,792	9,722	1,070	11.0

Net profit from discontinued operations	—	—	—	—

Consolidated profit	10,792	9,722	1,070	11.0

Minority interests	19	17	2	14.2

Attributable profit to the Group	10,773	9,705	1,068	11.0

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico

Million pesos

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12
Income statement
Net interest income	5,754	5,900	6,446	6,796	7,172	7,400	7,706

Net fees	2,053	2,005	2,106	2,205	2,337	2,316	2,437
Gains (losses) on financial transactions	949	723	99	160	114	3	(126)
Other operating income*	(156)	(87)	(223)	(139)	(132)	(111)	(237)

Gross income	8,599	8,541	8,428	9,022	9,491	9,609	9,780

Operating expenses	(3,295)	(3,545)	(3,876)	(4,423)	(3,789)	(3,806)	(4,379)
General administrative expenses	(2,893)	(3,134)	(3,454)	(3,970)	(3,328)	(3,357)	(3,980)
Personnel	(1,646)	(1,681)	(1,698)	(1,837)	(1,889)	(1,912)	(1,957)
Other general administrative expenses	(1,247)	(1,453)	(1,756)	(2,132)	(1,440)	(1,445)	(2,023)
Depreciation and amortisation	(402)	(411)	(422)	(453)	(460)	(448)	(399)

Net operating income	5,304	4,996	4,552	4,599	5,702	5,803	5,401

Net loan-loss provisions	(1,223)	(1,506)	(1,649)	(1,558)	(1,314)	(1,708)	(2,137)
Other income	(93)	(20)	1,020	(333)	(34)	505	94

Profit before taxes	3,988	3,470	3,922	2,708	4,355	4,600	3,358

Tax on profit	(590)	(568)	(500)	529	(433)	(850)	(236)

Profit from continuing operations	3,398	2,902	3,422	3,237	3,921	3,749	3,122

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	3,398	2,902	3,422	3,237	3,921	3,749	3,122

Minority interests	6	5	6	12	7	6	6

Attributable profit to the Group	3,393	2,896	3,416	3,225	3,914	3,743	3,116

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile

EUR million

			Variation
	Jan-Sep ’12	Jan-Sep ’11	Amount	%
Income statement
Net interest income	1,171	1,033	138	13.4

Net fees	294	286	8	2.9
Gains (losses) on financial transactions	29	8	21	261.7
Other operating income*	(13)	(14)	0	(2.9)

Gross income	1,481	1,313	168	12.8

Operating expenses	(615)	(540)	(75)	13.9
General administrative expenses	(552)	(478)	(74)	15.4
Personnel	(346)	(302)	(44)	14.5
Other general administrative expenses	(206)	(176)	(30)	17.0
Depreciation and amortisation	(63)	(62)	(1)	2.3

Net operating income	865	773	93	12.0

Net loan-loss provisions	(420)	(312)	(108)	34.6
Other income	(1)	27	(27)	—

Profit before taxes	444	487	(43)	(8.8)

Tax on profit	(58)	(54)	(4)	7.6

Profit from continuing operations	386	433	(47)	(10.8)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	386	433	(47)	(10.8)

Minority interests	122	106	16	15.3

Attributable profit to the Group	264	327	(63)	(19.3)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12
Income statement
Net interest income	332	358	343	377	403	385	383

Net fees	96	98	91	85	97	98	99
Gains (losses) on financial transactions	3	12	(7)	1	(7)	19	17
Other operating income*	(5)	(3)	(6)	(9)	(5)	(4)	(5)

Gross income	427	464	421	454	489	498	494

Operating expenses	(173)	(179)	(189)	(183)	(190)	(208)	(217)
General administrative expenses	(152)	(159)	(168)	(163)	(171)	(187)	(195)
Personnel	(93)	(102)	(108)	(104)	(105)	(120)	(121)
Other general administrative expenses	(58)	(57)	(60)	(59)	(66)	(66)	(74)
Depreciation and amortisation	(21)	(20)	(21)	(20)	(19)	(22)	(22)

Net operating income	254	286	233	271	299	289	277

Net loan-loss provisions	(87)	(91)	(135)	(90)	(125)	(120)	(175)
Other income	4	2	21	13	(4)	(10)	14

Profit before taxes	171	197	119	194	169	159	116

Tax on profit	(30)	(14)	(10)	(32)	(24)	(18)	(17)

Profit from continuing operations	141	183	109	163	146	141	99

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	141	183	109	163	146	141	99

Minority interests	34	45	27	43	47	45	30

Attributable profit to the Group	108	138	82	120	99	96	70

* Including dividends, income from equity-accounted method and other operating income/expenses

Other information
Spread	7.47	7.04	6.83	6.87	7.01	6.98	6.84

Spread loans	4.38	4.14	4.18	4.35	4.56	4.62	4.48
Spread deposits	3.09	2.90	2.65	2.52	2.45	2.36	2.36

Retail Banking Chile

US$ million

			Variation
	Jan-Sep ’12	Jan-Sep ’11	Amount	%
Income statement
Net interest income	1,499	1,452	47	3.2

Net fees	376	401	(25)	(6.3)
Gains (losses) on financial transactions	37	11	26	229.4
Other operating income*	(17)	(20)	2	(11.6)

Gross income	1,895	1,845	50	2.7

Operating expenses	(788)	(759)	(28)	3.7
General administrative expenses	(707)	(672)	(34)	5.1
Personnel	(443)	(425)	(18)	4.3
Other general administrative expenses	(263)	(247)	(16)	6.5
Depreciation and amortisation	(81)	(87)	6	(6.8)

Net operating income	1,107	1,086	22	2.0

Net loan-loss provisions	(538)	(439)	(99)	22.6
Other income	(1)	38	(38)	—

Profit before taxes	569	684	(116)	(16.9)

Tax on profit	(74)	(76)	2	(2.0)

Profit from continuing operations	494	609	(114)	(18.8)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	494	609	(114)	(18.8)

Minority interests	156	149	7	5.0

Attributable profit to the Group	338	460	(122)	(26.5)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile

US$ million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12
Income statement
Net interest income	454	513	485	509	529	493	477

Net fees	132	140	129	114	127	125	124
Gains (losses) on financial transactions	4	17	(10)	1	(9)	24	22
Other operating income*	(7)	(4)	(9)	(13)	(6)	(5)	(6)

Gross income	584	666	595	612	641	638	617

Operating expenses	(236)	(257)	(266)	(247)	(249)	(267)	(271)
General administrative expenses	(207)	(228)	(237)	(220)	(224)	(239)	(243)
Personnel	(128)	(146)	(152)	(140)	(138)	(154)	(151)
Other general administrative expenses	(80)	(82)	(85)	(80)	(86)	(85)	(92)
Depreciation and amortisation	(29)	(29)	(30)	(27)	(25)	(28)	(28)

Net operating income	347	410	329	365	391	371	345

Net loan-loss provisions	(119)	(130)	(190)	(121)	(164)	(154)	(220)
Other income	5	3	29	18	(6)	(13)	18

Profit before taxes	234	283	168	263	222	203	143

Tax on profit	(40)	(21)	(14)	(43)	(31)	(23)	(21)

Profit from continuing operations	193	262	154	219	191	180	123

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	193	262	154	219	191	180	123

Minority interests	46	65	38	58	62	58	36

Attributable profit to the Group	147	197	116	161	129	122	86

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile

Ch$ million

			Variation
	Jan-Sep ’12	Jan-Sep ’11	Amount	%
Income statement
Net interest income	733,204	688,529	44,675	6.5

Net fees	183,970	190,393	(6,423)	(3.4)
Gains (losses) on financial transactions	18,337	5,397	12,940	239.7
Other operating income*	(8,442)	(9,257)	815	(8.8)

Gross income	927,070	875,062	52,007	5.9

Operating expenses	(385,312)	(360,065)	(25,246)	7.0
General administrative expenses	(345,660)	(318,801)	(26,859)	8.4
Personnel	(216,914)	(201,634)	(15,280)	7.6
Other general administrative expenses	(128,746)	(117,167)	(11,579)	9.9
Depreciation and amortisation	(39,652)	(41,264)	1,612	(3.9)

Net operating income	541,758	514,997	26,761	5.2

Net loan-loss provisions	(263,253)	(208,234)	(55,019)	26.4
Other income	(379)	17,833	(18,212)	—

Profit before taxes	278,126	324,596	(46,470)	(14.3)

Tax on profit	(36,341)	(35,964)	(377)	1.0

Profit from continuing operations	241,785	288,632	(46,847)	(16.2)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	241,785	288,632	(46,847)	(16.2)

Minority interests	76,488	70,603	5,884	8.3

Attributable profit to the Group	165,297	218,028	(52,732)	(24.2)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile

Ch$ million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12
Income statement
Net interest income	218,735	241,346	228,448	259,366	258,325	244,989	229,890

Net fees	63,572	65,958	60,862	58,755	61,893	62,274	59,803
Gains (losses) on financial transactions	2,162	8,004	(4,768)	806	(4,173)	11,981	10,529
Other operating income*	(3,188)	(2,039)	(4,030)	(6,247)	(2,902)	(2,475)	(3,066)

Gross income	281,281	313,270	280,511	312,681	313,143	316,770	297,156

Operating expenses	(113,859)	(120,617)	(125,589)	(126,194)	(121,825)	(132,601)	(130,886)
General administrative expenses	(99,884)	(107,238)	(111,680)	(112,365)	(109,413)	(118,842)	(117,405)
Personnel	(61,491)	(68,520)	(71,623)	(71,499)	(67,361)	(76,568)	(72,984)
Other general administrative expenses	(38,392)	(38,718)	(40,057)	(40,865)	(42,052)	(42,273)	(44,421)
Depreciation and amortisation	(13,976)	(13,379)	(13,910)	(13,829)	(12,412)	(13,759)	(13,481)

Net operating income	167,422	192,653	154,922	186,488	191,319	184,169	166,271

Net loan-loss provisions	(57,274)	(61,113)	(89,847)	(62,317)	(79,990)	(76,640)	(106,624)
Other income	2,460	1,478	13,895	9,052	(2,874)	(6,535)	9,029

Profit before taxes	112,608	133,019	78,969	133,223	108,455	100,994	68,676

Tax on profit	(19,466)	(9,781)	(6,718)	(21,550)	(15,069)	(11,324)	(9,949)

Profit from continuing operations	93,142	123,238	72,252	111,673	93,387	89,670	58,727

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	93,142	123,238	72,252	111,673	93,387	89,670	58,727

Minority interests	22,287	30,492	17,825	29,496	30,268	28,858	17,362

Attributable profit to the Group	70,855	92,746	54,427	82,177	63,119	60,813	41,366

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking USA
EUR million

			Variation
	Jan-Sep ’12	Jan-Sep ’11	Amount	%
Income statement
Net interest income	1,226	1,253	(27)	(2.2)

Net fees	254	278	(24)	(8.5)
Gains (losses) on financial transactions	172	96	76	79.0
Other operating income*	222	352	(130)	(37.0)

Gross income	1,875	1,979	(105)	(5.3)

Operating expenses	(849)	(706)	(144)	20.4
General administrative expenses	(742)	(622)	(120)	19.3
Personnel	(407)	(353)	(54)	15.2
Other general administrative expenses	(335)	(269)	(66)	24.7
Depreciation and amortisation	(107)	(84)	(24)	28.2

Net operating income	1,025	1,274	(248)	(19.5)

Net loan-loss provisions	(180)	(318)	139	(43.6)
Other income	(198)	(72)	(125)	173.8

Profit before taxes	648	883	(235)	(26.6)

Tax on profit	(119)	(145)	27	(18.3)

Profit from continuing operations	529	738	(209)	(28.3)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	529	738	(209)	(28.3)

Minority interests	—	—	—	—

Attributable profit to the Group	529	738	(209)	(28.3)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking USA

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12
Income statement
Net interest income	433	409	411	406	410	404	412

Net fees	88	91	99	83	82	89	83
Gains (losses) on financial transactions	35	24	37	80	52	73	48
Other operating income*	140	121	91	115	81	71	70

Gross income	696	645	639	683	625	637	613

Operating expenses	(238)	(228)	(240)	(279)	(268)	(287)	(294)
General administrative expenses	(213)	(199)	(210)	(249)	(238)	(251)	(252)
Personnel	(119)	(114)	(120)	(120)	(133)	(134)	(140)
Other general administrative expenses	(94)	(85)	(90)	(130)	(106)	(117)	(112)
Depreciation and amortisation	(24)	(29)	(30)	(30)	(30)	(36)	(41)

Net operating income	458	416	399	404	356	350	319

Net loan-loss provisions	(95)	(148)	(75)	(109)	(58)	(75)	(47)
Other income	(27)	(22)	(23)	11	(19)	(28)	(151)

Profit before taxes	337	246	301	305	279	248	121

Tax on profit	(53)	(31)	(62)	(63)	(51)	(49)	(19)

Profit from continuing operations	284	215	239	242	229	198	102

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	284	215	239	242	229	198	102

Minority interests	—	—	—	—	—	—	—

Attributable profit to the Group	284	215	239	242	229	198	102

* Including dividends, income from equity-accounted method and other operating income/expenses

Other information
Spread	2.94	2.90	2.62	2.75	2.82	2.86	2.74

Spread loans	2.16	2.24	2.22	2.29	2.36	2.45	2.37
Spread deposits	0.78	0.66	0.40	0.46	0.46	0.41	0.37

Retail Banking USA

US$ million

			Variation
	Jan-Sep ’12	Jan-Sep ’11	Amount	%
Income statement
Net interest income	1,569	1,761	(192)	(10.9)

Net fees	325	390	(65)	(16.6)
Gains (losses) on financial transactions	221	135	85	63.0
Other operating income*	284	495	(211)	(42.6)

Gross income	2,399	2,782	(382)	(13.7)

Operating expenses	(1,087)	(992)	(95)	9.6
General administrative expenses	(950)	(874)	(76)	8.7
Personnel	(521)	(496)	(24)	4.9
Other general administrative expenses	(429)	(378)	(51)	13.6
Depreciation and amortisation	(137)	(118)	(20)	16.7

Net operating income	1,312	1,790	(478)	(26.7)

Net loan-loss provisions	(230)	(447)	217	(48.6)
Other income	(253)	(101)	(152)	149.3

Profit before taxes	829	1,241	(412)	(33.2)

Tax on profit	(152)	(204)	52	(25.6)

Profit from continuing operations	677	1,037	(360)	(34.7)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	677	1,037	(360)	(34.7)

Minority interests	—	—	—	—

Attributable profit to the Group	677	1,037	(360)	(34.7)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking USA

US$ million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12
Income statement
Net interest income	592	589	581	545	537	518	514

Net fees	121	130	139	111	108	114	104
Gains (losses) on financial transactions	48	35	53	109	68	94	59
Other operating income*	191	174	129	154	106	91	87

Gross income	951	928	902	919	818	817	764

Operating expenses	(325)	(329)	(338)	(378)	(352)	(368)	(367)
General administrative expenses	(291)	(286)	(296)	(337)	(313)	(322)	(315)
Personnel	(163)	(164)	(169)	(161)	(174)	(172)	(175)
Other general administrative expenses	(128)	(122)	(127)	(176)	(139)	(150)	(140)
Depreciation and amortisation	(33)	(42)	(42)	(41)	(39)	(46)	(52)

Net operating income	627	600	564	542	467	449	397

Net loan-loss provisions	(130)	(211)	(106)	(147)	(75)	(96)	(58)
Other income	(36)	(32)	(33)	16	(25)	(35)	(193)

Profit before taxes	460	356	425	411	366	317	146

Tax on profit	(72)	(45)	(87)	(86)	(67)	(63)	(22)

Profit from continuing operations	388	311	337	325	300	254	124

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	388	311	337	325	300	254	124

Minority interests	—	—	—	—	—	—	—

Attributable profit to the Group	388	311	337	325	300	254	124

*	Including dividends, income from equity-accounted method and other operating income/expenses

Global Wholesale Banking

EUR million

			Variation
	Jan-Sep ’12	Jan-Sep ’11	Amount	%
Income statement
Net interest income	1,855	1,791	64	3.5

Net fees	894	930	(36)	(3.9)
Gains (losses) on financial transactions	673	677	(3)	(0.5)
Other operating income*	214	185	29	15.6

Gross income	3,635	3,583	52	1.5

Operating expenses	(1,220)	(1,212)	(8)	0.7
General administrative expenses	(1,102)	(1,108)	6	(0.5)
Personnel	(723)	(726)	3	(0.3)
Other general administrative expenses	(379)	(382)	3	(0.8)
Depreciation and amortisation	(118)	(104)	(14)	13.4

Net operating income	2,415	2,371	44	1.9

Net loan-loss provisions	(154)	(132)	(21)	16.2
Other income	(33)	(47)	14	(30.1)

Profit before taxes	2,229	2,192	37	1.7

Tax on profit	(617)	(581)	(36)	6.2

Profit from continuing operations	1,612	1,611	1	0.0

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,612	1,611	1	0.0

Minority interests	149	168	(18)	(11.0)

Attributable profit to the Group	1,462	1,443	19	1.3

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.12	30.09.11	Amount	%
Business volumes
Total assets	302,229	300,640	1,588	0.5
Customer loans	70,988	75,076	(4,088)	(5.4)
Customer deposits	60,170	80,018	(19,847)	(24.8)

Global Wholesale Banking

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12
Income statement
Net interest income	561	625	605	624	612	630	614

Net fees	327	320	284	219	319	306	269
Gains (losses) on financial transactions	405	126	146	112	440	65	168
Other operating income*	30	112	43	69	38	152	24

Gross income	1,322	1,183	1,078	1,025	1,409	1,152	1,074

Operating expenses	(386)	(414)	(411)	(410)	(407)	(405)	(408)
General administrative expenses	(351)	(380)	(376)	(380)	(370)	(366)	(366)
Personnel	(232)	(249)	(245)	(261)	(242)	(237)	(244)
Other general administrative expenses	(119)	(131)	(131)	(120)	(128)	(129)	(122)
Depreciation and amortisation	(35)	(34)	(35)	(30)	(36)	(39)	(43)

Net operating income	936	769	667	614	1,002	747	666

Net loan-loss provisions	16	(106)	(42)	(12)	(54)	(82)	(18)
Other income	(20)	1	(29)	12	(33)	(16)	16

Profit before taxes	932	664	597	615	916	650	663

Tax on profit	(241)	(176)	(165)	(171)	(256)	(185)	(176)

Profit from continuing operations	691	488	431	443	660	464	487

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	691	488	431	443	660	464	487

Minority interests	55	53	60	46	57	49	43

Attributable profit to the Group	636	435	372	397	602	415	445

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12	30.09.12
Business volumes
Total assets	274,311	283,465	300,640	280,664	288,486	301,779	302,229
Customer loans	68,092	73,602	75,076	81,148	73,031	77,572	70,988
Customer deposits	91,767	86,999	80,018	75,100	77,289	68,652	60,170

Asset Management and Insurance

EUR million

			Variation
	Jan-Sep ’12	Jan-Sep ’11	Amount	%
Income statement
Net interest income	87	97	(11)	(11.0)

Net fees	279	310	(31)	(9.9)
Gains (losses) on financial transactions	4	3	1	44.2
Other operating income*	267	317	(51)	(16.0)

Gross income	636	727	(91)	(12.5)

Operating expenses	(233)	(237)	4	(1.9)
General administrative expenses	(206)	(210)	4	(2.0)
Personnel	(118)	(128)	9	(7.2)
Other general administrative expenses	(88)	(83)	(5)	6.0
Depreciation and amortisation	(26)	(27)	0	(1.0)

Net operating income	403	490	(87)	(17.7)

Net loan-loss provisions	(2)	0	(2)	—
Other income	(13)	(37)	24	(64.9)

Profit before taxes	388	453	(64)	(14.2)

Tax on profit	(99)	(98)	(1)	1.2

Profit from continuing operations	289	354	(65)	(18.5)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	289	354	(65)	(18.5)

Minority interests	16	18	(2)	(11.3)

Attributable profit to the Group	273	336	(63)	(18.8)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.12	30.09.11	Amount	%
Business volumes
Total assets	26,740	35,453	(8,712)	(24.6)
Customer loans	427	450	(23)	(5.1)
Customer deposits	6,154	5,508	646	11.7

Asset Management and Insurance

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12
Income statement
Net interest income	31	33	33	37	30	29	28

Net fees	103	101	106	100	96	92	91
Gains (losses) on financial transactions	1	8	(6)	2	1	1	2
Other operating income*	108	108	101	93	102	96	69

Gross income	243	250	234	231	229	218	189

Operating expenses	(77)	(79)	(80)	(84)	(77)	(78)	(78)
General administrative expenses	(69)	(70)	(71)	(73)	(68)	(69)	(69)
Personnel	(42)	(43)	(43)	(43)	(39)	(39)	(41)
Other general administrative expenses	(27)	(27)	(29)	(30)	(29)	(30)	(29)
Depreciation and amortisation	(9)	(9)	(9)	(11)	(9)	(9)	(8)

Net operating income	166	170	154	147	152	140	112

Net loan-loss provisions	(0)	0	(0)	0	(0)	(2)	(0)
Other income	(7)	(1)	(30)	(11)	(5)	(10)	2

Profit before taxes	159	170	124	137	146	128	114

Tax on profit	(34)	(34)	(30)	(29)	(40)	(33)	(27)

Profit from continuing operations	125	136	94	108	106	95	87

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	125	136	94	108	106	95	87

Minority interests	5	7	6	11	9	3	4

Attributable profit to the Group	120	129	88	97	98	92	83

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12	30.09.12
Business volumes
Total assets	33,439	36,281	35,453	26,227	26,412	26,018	26,740
Customer loans	472	448	450	432	431	409	427
Customer deposits	4,636	5,352	5,508	5,727	6,091	6,239	6,154

NPL ratio

%

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12	30.09.12
Continental Europe	4.53	4.76	5.04	5.18	5.42	5.68	6.01

Santander Branch Network	5.99	6.73	7.70	8.47	8.90	9.16	9.56
Banesto	4.31	4.54	4.69	5.01	5.07	5.27	5.74
Portugal	3.03	3.25	3.78	4.06	4.59	5.42	6.16
Santander Consumer Finance	4.99	4.74	4.50	3.97	4.05	3.88	3.96
Retail Poland (BZ WBK)		6.43	6.26	4.89	4.74	4.93	4.69

United Kingdom	1.73	1.81	1.86	1.84	1.82	1.83	1.94

Latin America	4.01	4.20	4.10	4.32	4.67	5.14	5.31

Brazil	4.85	5.05	5.05	5.38	5.76	6.51	6.79
Mexico	1.58	2.45	1.78	1.82	1.61	1.64	1.69
Chile	3.80	3.65	3.63	3.85	4.52	4.65	5.00

USA	4.15	3.76	3.22	2.85	2.46	2.27	2.31

Operating Areas	3.54	3.71	3.78	3.83	3.95	4.09	4.30

Total Group	3.61	3.78	3.86	3.89	3.98	4.11	4.33

Spain	4.57	4.81	5.15	5.49	5.75	5.98	6.38

NPL coverage

%

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12	30.09.12
Continental Europe	62	61	58	56	55	60	69

Santander Branch Network	50	47	41	40	40	49	62
Banesto	52	52	53	53	51	54	68
Portugal	62	62	53	55	58	53	52
Santander Consumer Finance	98	103	105	109	108	111	110
Retail Poland (BZ WBK)		67	69	65	66	62	64

United Kingdom	47	43	42	40	40	40	47

Latin America	107	105	102	97	92	90	90

Brazil	104	102	100	95	90	90	92
Mexico	234	165	176	176	195	183	175
Chile	89	89	88	73	68	64	61

USA	82	85	93	96	107	113	110

Operating Areas	71	69	66	64	63	66	72

Total Group	71	69	66	61	62	65	70

Spain	53	49	46	45	46	53	65

Spreads loans and deposits

%

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12	Q3 ’12
Santander Branch Network
Spread loans	1.90	1.97	2.03	2.01	2.19	2.42	2.62
Spread deposits	0.05	0.56	0.65	0.53	0.51	0.45	0.47

SUM	1.95	2.53	2.68	2.54	2.70	2.87	3.09

Retail Banking Banesto
Spread loans	2.03	2.08	2.12	2.16	2.33	2.31	2.30
Spread deposits	(0.36)	0.12	0.42	0.36	0.33	0.18	0.09

SUM	1.67	2.20	2.54	2.52	2.66	2.49	2.39

Retail Banking Portugal
Spread loans	1.96	2.06	2.15	2.23	2.34	2.39	2.47
Spread deposits	0.12	(0.31)	(0.47)	(0.78)	(0.91)	(0.96)	(1.13)

SUM	2.08	1.75	1.68	1.45	1.43	1.43	1.34

Santander Consumer Finance
Spread loans	4.83	4.43	4.48	4.57	4.51	4.57	4.67
Retail Banking United Kingdom
Spread loans	2.40	2.40	2.46	2.53	2.57	2.61	2.67
Spread deposits	(0.32)	(0.40)	(0.45)	(0.50)	(0.59)	(0.76)	(0.83)

SUM	2.08	2.00	2.01	2.03	1.98	1.85	1.84

Retail Banking Brazil
Spread loans	14.72	15.05	14.23	14.44	14.44	14.84	14.25
Spread deposits	1.12	1.12	1.18	1.00	0.73	0.65	0.56

SUM	15.84	16.17	15.41	15.44	15.17	15.49	14.81

Retail Banking Mexico
Spread loans	8.58	8.40	8.27	8.36	8.69	8.81	8.79
Spread deposits	2.09	2.04	1.99	1.96	1.96	1.92	1.93

SUM	10.67	10.44	10.26	10.32	10.65	10.73	10.72

Retail Banking Chile
Spread loans	4.38	4.14	4.18	4.35	4.56	4.62	4.48
Spread deposits	3.09	2.90	2.65	2.52	2.45	2.36	2.36

SUM	7.47	7.04	6.83	6.87	7.01	6.98	6.84

Retail Banking USA
Spread loans	2.16	2.24	2.22	2.29	2.36	2.45	2.37
Spread deposits	0.78	0.66	0.40	0.46	0.46	0.41	0.37

SUM	2.94	2.90	2.62	2.75	2.82	2.86	2.74

Risk-weighted assets

EUR million

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12	30.09.12
Continental Europe	235,191	240,008	236,164	229,586	225,553	221,916	221,884

Santander Branch Network	67,886	64,870	62,006	59,224	59,200	57,454	57,918
Banesto	53,818	52,122	53,885	51,251	49,293	47,619	46,899
Portugal	22,339	22,412	22,396	20,660	19,960	18,753	18,694
Santander Consumer	47,556	47,760	46,434	47,410	47,232	47,309	47,443
Retail Poland (BZ WBK)	—	9,353	7,677	8,003	8,756	8,904	8,795

United Kingdom	87,286	86,432	90,445	93,604	93,128	94,828	96,805

Latin America	171,431	176,039	155,566	162,195	167,495	165,149	165,312

Brazil	105,612	109,717	92,448	99,073	101,848	99,055	98,983
Mexico	21,786	22,537	19,745	18,990	20,450	22,094	22,157
Chile	23,217	23,520	21,191	22,556	23,746	25,292	25,810

USA	46,433	46,058	47,358	47,570	48,151	50,095	49,313

Operating Areas	540,341	548,537	529,533	532,955	534,327	531,989	533,314

Corporate Activities	33,695	31,942	29,254	33,003	35,912	29,536	28,971

Total Group	574,036	580,480	558,787	565,958	570,239	561,525	562,285

Activity and results

Item 4

ACTIVITY AND RESULTS

January – September 2012

25 October 2012

Santander

Important information 2 Banco Santander, S.A. (“Santander”) cautions that this presentation contains forward-looking statements. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macroeconomic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors that we have inDecated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America (the “SEC”) could adversely affect our business and financial performance. Other unknown or unpreDectable factors could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements speak only as of the date on which they are made and are based on the knowledge, information available and views taken on the date on which they are made; such knowledge, information and views may change at any time. Santander does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. In making this presentation available, Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever. Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000. Note: Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast.

Agenda ? Group performance Jan-Sep 2012 — Highlights — Results ? Business areas performance Jan-Sep 2012 ? Conclusions ? Appendix

4

Highlights January – September 2012

1 Sustained results generation

Group's Pre-provision profit:

EUR 18,184 mill.; +3%

2 Effort in provisions in Spain

Real estate provisions:
EUR 5.0 bn.

3 Capital strength in adverse scenarios

Core Capital (BIS II): 10.4%

Oliver Wyman stress test:
surplus of EUR 25,297 mill.

4 Liquidity. Focus on capturing in Spain

Loan to deposit ratio*

108%

Santander

Highlights January – September 2012 4 1 2 Sustained results generation Effort in provisions in Spain Real estate provisions: Group’s Pre-provision profit: EUR 5.0 bn. EUR 18,184 mill.; +3% R.D.L. Total NPLs coverage approx. 90% 65% (+19 p.p. / Sep’11) 3 4 Capital strength Liquidity. in adverse scenarios Focus on capturing in Spain Loan to deposit ratio* Core Capital (BIS II): 10.4% Oliver Wyman stress test: surplus of EUR 25,297 mill. 108% Recurring attributable profit January-September: EUR 4,250 mill. Attributable profit after provisions: EUR 1,804 mill. (*) Loans / (deposits + retail commercial paper) R.D.L.: Royal Decree Law 2/2012 and 18/2012

5

1 Sustained results generation

Basic revenues

EUR billion
29.5
+5%
30.9
Jan-Sep'11
Jan-Sep'12

Expenses

EUR billion
14.5
+5%
15.1
Jan-Sep'11
Jan-Sep'12

Pre-provision profit

EUR billion
17.7
+3%
18.2
Jan-Sep'11
Jan-Sep'12

1 Sustained results generation 5 Maintaining our capacity to generate sustained results underpinned by basic revenues Basic revenues EUR billion +5% 30.9 Pre-provision profit 29.5 EUR billion +3% 18.2 17.7 Jan-Sep’11 Jan-Sep’12 Expenses EUR billion +5% 15.1 14.5 Jan-Sep’11 Jan-Sep’12 Jan-Sep’11 Jan-Sep’12

2 **Effort on real estate provisioning**

6

Impact on attributable profit in Q3'12

EUR million
1,242
+410
1,652
-1,552
100
Q3'12 ordinary attributable profit
Capital gains net of tax*
TOTAL
Provisions net of tax
Q3'12 accounting attributable profit

(*) Mainly Iberia insurance (EUR 330 million)

Santander

2 Effort on real estate provisioning 6 The effort in real estate provisioning in Spain continued in Q3’12 (EUR 2,230 mill.; EUR 1,552 mill. net of tax), bringing attributable profit to EUR 100 mill. Impact on attributable profit in Q3’12 EUR million +410 1,652 1,242 -1,552 100 Q3’12 Capital gains TOTAL Provisions Q3’12 ordinary net of tax* net of tax accounting attributable attributable profit profit (*) Mainly Iberia insurance (EUR 330 million)

2

Effort on real estate provisioning

7

Impact on attributable profit in Jan-Sep 2012

EUR million
4,250
+1,029
5,279
-3,475
1,804
Jan-Sep'12 ordinary attributable profit
Capital gains net of tax*
TOTAL
Provisions net of tax
Jan-Sep'12 accounting attributable profit

(*) Mainly Colombia and Iberia insurance

Santander

2 Effort on real estate provisioning 7 At September, the year-to-date real estate provisions amounted to EUR 5,010 mill. (EUR 3,475 mill. net of tax), bringing the attributable profit to EUR 1,804 mill. Impact on attributable profit in Jan-Sep 2012 EUR million +1,029 5,279 4,250 -3,475 1,804 Jan-Sep’12 Capital gains TOTAL Provisions Jan-Sep’12 ordinary net of tax* net of tax accounting attributable attributable profit profit (*) Mainly Colombia and Iberia insurance

8

3 Capital strength

These provisions are absorbed while maintaining our capital strength ...

Core capital (BIS II)
above 10%
5.9%
6.3%
7.6%
8.6%
8.8%
10.0%
10.1%
10.4%
Dec'06
Dec'07
Dec'08
Dec'09
Dec'10
Dec'11
Jun'12
Sep'12

... as underscored by the latest stress test on Spanish banks (Oliver Wyman)

Note: Dec'06 and Dec'07 under BIS I

Santander

3 Capital strength 8 These provisions are absorbed while maintaining our capital strength . Core capital (BIS II) above 10% 10.4% 10.0% 10.1% 8.6% 8.8% … as underscored 7.6% by the latest stress test on 6.3% Spanish banks 5.9% (Oliver Wyman) Dec’06 Dec’07 Dec’08 Dec’09 Dec’10 Dec’11 Jun’12 Sep’12 Note: Dec’06 and Dec’07 under BIS I

3 Capital strength

9

… lower EXPECTED LOSS than the sector, …

o/ assets
15.6%
17.4%
SAN
Sector

… the only entity to increase COMMON EQUITY TIER I …

9.7%
10.8%
2011
2014

Surplus of EUR 25,297 mill. in 2014

… and the only one to GENERATE CAPITAL

EUR billion
SAN 2.6
C1 -0.5
C2 -1.2
C3 -2.2
C4 -3.2
C5 -3.5
C6 -3.8
C7 -3.9
C8 -4.1
C9 -5.3
C10 -8.2
C11 -9.3
C12 -12.5
C13 -26.3

Source: Oliver Wyman Report

Santander

3 Capital strength 9 Under the adverse scenario considered in the stress test Santander shows … … lower . the only entity … and the only one to EXPECTED LOSS to increase GENERATE CAPITAL than the sector, … COMMON EQUITY TIER I … o/ assets EUR billion 17.4% 10.8% SAN 2.6 15.6% C1 -0.5 C2 -1.2 9.7% C3 -2.2 C4 -3.2 C5 -3.5 C6 -3.8 C7 -3.9 SAN Sector 2011 2014 C8 -4.1 C9 -5.3 C10 -8.2 Surplus of C11 -9.3 EUR 25,297 mill. C12 -12.5 in 2014 C13 -26.3 Source: Oliver Wyman Report

4 Liquidity

10

… deleveraging in Spain + Portugal

Var. Sep'12/Dec'11 in EUR bn.

+5bn.
-15bn.
Loans
Deposits[1]

Gap reduction: -20 Bn

Loan to deposit[1] ratio. Total Group

150%
135%
117%
117%
117%
D'08
D'09
D'10
D'11
S'12

… the Group's high issuing capacity

Jan-Sep'12 in EUR bn.

35.0
16.0
10.0
9.0
24.4
M/L term issues
10.6
Securitisations[2]
Q1'12
Q2'12
Q3'12
Total[2]

Deposits[1] + M/L term financing / loans

104%
106%
115%
113%
113%
D'08
D'09
D'10
D'11
S'12

Santander

4 Liquidity 10 In a highly demanding environment, the Group maintains a solid liquidity position due to … . deleveraging in Spain + Portugal Loan to deposit1 ratio. Total Group Var. Sep’12/Dec’11 in EUR bn. 150% +5bn. 135% Gap 117% 117% 117% reduction: -20 Bn -15 bn. Loans Deposits1 D’08 D’09 D’10 D’11 S’12 . the Group’s high issuing capacity Deposits1 + M/L term financing / loans Jan-Sep’12 in EUR bn. 35.0 9.0 M/L term 115% 24.4 113% 113% 10.0 issues 104% 106% 16.0 10.6 Securitisations2 Q1’12 Q2’12 Q3’12 Total2 D’08 D’09 D’10 D’11 S’12 (1) Including retail commercial paper (2) Placed in the market and including structure financing

11

4 Non-performing loans ratio

Spain

%
0.92
3.37
5.08
5.81
7.84
8.37
9.65
10.51 (Aug.)
0.64
1.95
3.41
4.24
5.49
5.75
5.98
6.38
Dec'07
Dec'08
Dec'09
Dec'10
Dec'11
Mar'12
Jun'12
Sep'12

United Kindgom

%
1.08
1.88
2.40
2.16
2.00
1.96
1.94
0.66
1.03
1.41
1.41
1.46
1.50
1.57
Dec'07
Dec'08
Dec'09
Dec'10
Dec'11
Mar'12
Jun'12

Brazil

%
3.5
3.8
5.4
4.0
4.9
5.0
5.2
5.2 (Aug.)
2.9
3.4
5.9
3.9
4.5
4.5
4.9
5.1
Private Banks
Santander
Dec'07
Dec'08
Dec'09
Dec'10
Dec'11
Mar'12
Jun'12
Sep'12

Latin America ex-Brazil

%
2.3
3.2
4.6
3.6
3.1
3.3
3.2
1.6
2.1
2.7
2.6
2.5
2.4
2.4
Dec'07
Dec'08
Dec'09
Dec'10
Dec'11
Mar'12
Jun'12

Santander

4 Non-performing loans ratio 11 Our ratios still compare very well in the main markets where we operate Spain United Kindgom 10.51 (Aug.) 9.65 2.40 8.37 2.16 7.84 2.00 1.88 1.96 1.94 5.81 5.08 3.37 5.98 6.38 1.08 5.49 5.75 1.57 1.41 1.41 1.46 1.50 4.24 0.92 3.41 1.03 0.64 1.95 0.66 Dec’07 Dec’08 Dec’09 Dec’10 Dec’11 Mar’12 Jun’12 Sep’12 Dec’07 Dec’08 Dec’09 Dec’10 Dec’11 Mar’12 Jun’12 Brazil Latin America ex-Brazil 5.9 4.6 5.0 5.2 5.2 (Aug.) 3.6 4.9 3.3 5.4 3.2 3.1 3.2 5.1 4.9 2.3 4.0 3.8 4.5 4.5 2.7 2.6 2.5 3.5 2.4 2.4 Private Banks 2.1 3.9 1.6 3.4 Santander 2.9 Dec’07 Dec’08 Dec’09 Dec’10 Dec’11 Mar’12 Jun’12 Sep’12 Dec’07 Dec’08 Dec’09 Dec’10 Dec’11 Mar’12 Jun’12 Data in local criteria. Latest available data for the sector by central banks and Council Mortgage Lenders (UK)

4 Non-performing loans ratio

12

Group's Total

Continental Europe

%
Spain
4.24 4.57 4.81 5.15 5.49 5.75 5.98 6.38
D'10 M'11 J'11 S'11 D'11 M'12 J'12 S'12
SCF
5.25 4.99 4.74 4.50 3.97 4.05 3.88 3.96
D'10 M'11 J'11 S'11 D'11 M'12 J'12 S'12

United Kingdom and USA

%
UK
1.74 1.73 1.81 1.86 1.84 1.82 1.83 1.94
D'10 M'11 J'11 S'11 D'11 M'12 J'12 S'12
USA
4.61 4.15 3.76 3.22 2.85 2.46 2.27 2.31
D'10 M'11 J'11 S'11 D'11 M'12 J'12 S'12

Latin America

%
Brazil
4.91 4.85 5.05 5.05 5.38 5.76 6.51 6.79
D'10 M'11 J'11 S'11 D'11 M'12 J'12 S'12
Latam Ex-Brazil
3.07 2.94 3.08 2.91 2.89 3.24 3.41 3.50
D'10 M'11 J'11 S'11 D'11 M'12 J'12 S'12

Santander

4 Non-performing loans ratio 12 The Group’s NPLs continue sliding upwards because of Spain and Brazil Group’s Total Continental Europe % % Spain SCF 6.38 4.33 5.49 5.75 5.98 3.98 4.11 5.25 4.99 3.78 3.86 3.89 5.15 3.55 3.61 4.57 4.81 4.74 4.50 4.24 4.05 3.97 3.88 3.96 Dec’10 Mar’11 Jun’11 Sep’11 Dec’11 Mar’12 Jun’12 Sep’12 D’10M’11J’11 S’11D’11M’12J’12 S’12 D’10M’11 J’11 S’11 D’11M’12 J’12 S’12 United Kingdom and USA Latin America % UK USA % Brazil Latam Ex-Brazil 6.79 4.61 6.51 4.15 5.76 3.76 5.38 4.91 4.85 5.05 5.05 3.22 3.41 3.50 3.07 3.08 3.24 2.85 2.94 2.91 2.89 1.74 1.73 1.81 1.86 1.84 1.82 1.83 1.94 2.46 2.27 2.31 D’10M’11J’11 S’11D’11M’12J’12 S’12 D’10M’11J’11 S’11D’11M’12J’12 S’12 D’10M’11J’11 S’11D’11M’12J’12 S’12 D’10M’11J’11 S’11D’11M’12J’12 S’12

13

4 Coverage

Group's Total

Continental Europe

%
Spain
58 53 49 46 45 46 53 65
D'10 M'11 J'11 S'11 D'11 M'12 J'12 S'12
SCF
101 98 103 105 109 108 111 110
D'10 M'11 J'11 S'11 D'11 M'12 J'12 S'12

United Kingdom and USA

%
UK
48 47 43 42 40 40 40 47
D'10 M'11 J'11 S'11 D'11 M'12 J'12 S'12
USA
75 82 85 93 96 107 113 110
D'10 M'11 J'11 S'11 D'11 M'12 J'12 S'12

Latin America

%
Brazil
101 104 102 100 95 90 90 92
D'10 M'11 J'11 S'11 D'11 M'12 J'12 S'12
Latam Ex-Brazil
110 114 110 109 102 95 88 85
D'10 M'11 J'11 S'11 D'11 M'12 J'12 S'12

Santander

4 Coverage 13 Higher coverage in the Group because of sharp increase in Spain (for the third straight quarter) and increased in Brazil and the UK Group’s Total Continental Europe % % Spain SCF 73 71 70 69 66 65 65 109 111 110 62 108 61 58 103 105 53 49 53 101 46 45 46 98 Dec’10 Mar’11 Jun’11 Sep’11 Dec’11 Mar’12 Jun’12 Sep’12 D’10M’11J’11 S’11D’11M’12J’12 S’12 D’10M’11J’11 S’11D’11M’12J’12 S’12 United Kingdom and USA Latin America UK USA Brazil Latam Ex-Brazil 113 110 107 110 114 110 109 96 101 104 102 100 102 93 95 92 95 90 90 88 85 85 82 75 48 47 47 43 42 40 40 40 D’10M’11J’11 S’11D’11M’12J’12 S’12 D’10M’11J’11 S’11D’11M’12J’12 S’12 D’10M’11J’11 S’11D’11M’12J’12 S’12 D’10M’11J’11 S’11D’11M’12J’12 S’12

Agenda ? Group performance Jan-Sep 2012 — Highlights — Results ? Business areas performance Jan-Sep 2012 ? Conclusions ? Appendix

Grupo Santander Results Jan-Sep’12 vs. Jan-Sep’11 15 The results underscored the soundness of the pre-provision profit and the impact of the effort made in provisions Var. / Jan-Sep’11 % excl. fx EUR mill. Jan-Sep’12 Amount % and perimeter Gross income 33,324 +1,200 +3.7 +4.8 Operating expenses -15,141 -675 +4.7 +4.1 Net operating income 18,184 +525 +3.0 +5.4 Loan-loss provisions -9,533 -2,211 +30.2 +33.2 Other results -1,714 +750 -30.4 -29.5 Profit before tax 6,936 -937 -11.9 -9.5 Tax and minority interests -2,684 -136 +5.3 -0.2 Profit before real estate provisions 4,250 -1,054 -19.9 -13.7 Net capital gains and real estate provisions -2,446 -2,446 n.m. n.m. Accounting attributable profit 1,804 -3,500 -66.0 -59.9

Gross income

16

Basic revenues as the main driver of profits

Group's gross income

Constant EUR million

Total
Other2
10,359
10,944
10,741
10,821
11,192
11,309
10,823
9,500
9,931
9,943
10,126
10,326
10,415
10,143
Basic revenues1
Q1'11
Q2
Q3
Q4
Q1'12
Q2
Q3

Basic revenues Q3'12 / Q3'11: +EUR 200 mill.; +2.0%

	Q3'12 / Q3'11
Latam	+622
Continental Europe	+34
UK	-295
USA	-66
Corporate Centre	-95

Santander

Gross income 16 Basic revenues as the main driver of profits Basic revenues Group’s gross income Q3’12 / Q3’11: Constant EUR million +EUR 200 mill.; +2.0% 11,192 11,309 Total 10,359 10,944 10,741 10,821 10,823 2 Q3’12 / Q3’11 Other Latam +622 10,326 10,415 Continental Europe +34 9,931 9,943 10,126 10,143 9,500 Basic UK -295 revenues1 USA -66 Q1’11 Q2 Q3 Q4 Q1’12 Q2 Q3 Corporate Centre -95 (1) Basic revenues: Net interest income + fee income + insurance activities (2) Trading gains + dividends + equity accounted income + other operating results

17

Operating Expenses

Group's expenses

Constant EUR million

4,692
4,846
4,931
5,179
5,025
5,012
5,104
Q1'11
Q2
Q3
Q4
Q1'12
Q2
Q3

Expenses Q3'12 / Q3'11: +EUR 173 mill.: +3.5%

	Q3'12 / Q3'11
Latam	+126
Continental Europe	-7
UK	-1
USA	+27

Santander

Operating Expenses 17 Stable in recent quarters. Rose in the third quarter due to Brazil’s salary agreement (+7.5%) Expenses Group’s expenses Q3’12 / Q3’11: Constant EUR million +EUR 173 mill.: +3.5% Q3’12 / Q3’11 5,179 5,104 4,846 4,931 5,025 5,012 4,692 Latam +126 Continental Europe -7 UK -1 Q1’11 Q2 Q3 Q4 Q1’12 Q2 Q3 USA +27

Provisions

18

Provisions

Constant EUR million
2,011
2,505
2,674
4,420
1,812
2,608
3,057
6,225
2,780
3,445
5,261
2,230
3,031
Q1'11
Q2
Q3
Q4
Q1'12
Q2
Q3
Net loan-loss provisions
Real estate provisions in Spain

Around 90% of requirements in Royal Decree Laws are already met

Santander

Provisions 18 Higher provisions in recent quarters because of real estate provisions in Spain. In the third quarter over the second, lower loan-loss provisions Provisions Constant EUR million 6,225 5,261 4,420 2,780 2,230 Around 90% of 2,674 1,812 3,057 2,505 requirements in 2,011 Royal Decree Laws 3,445 3,031 are already met 2,608 Q1’11 Q2 Q3 Q4 Q1’12 Q2 Q3 Net loan-loss provisions Real estate provisions in Spain

Provisions

19

Coverage by borrowers' situation (September 2012)

EUR million

	Risk	Fund	Coverage
Non-performing	7,784	3,483	45%
Substandard[2]	2,443	1,048	43%
Foreclosed real estate	8,277	4,102	50%
Total problem loans	18,504	8,633	47%
Performing	7,951	2,110	27%
Real estate exposure	**26,455**	**10,743**	**41%**

Total coverage (problem loans + outstanding risk)

provisions / exposure (%)

22%
32%
41%
Dec'11
Jun'12
Sep'12

Santander

Provisions 19 These provisions, coupled with significant stock reduction, increased real estate coverage sharply in Spain1 Coverage by borrowers’ situation Total coverage (September 2012) (problem loans + outstanding risk) EUR million provisions / exposure (%) Risk Fund Coverage Non-performing 7,784 3,483 45% 41% Substandard2 2,443 1,048 43% 32% Foreclosed real estate 8,2774,102 50% 22% Total problem loans 18,504 8,633 47% Performing 7,951 2,110 27% Real estate exposure 26,455 10,743 41% Dec’11 Jun’12 Sep’12 (1) Including Santander Branch Network, Banesto, GBM Spain, SCF Spain and Banif (2) 100% up-to-date with payments

Agenda ? Group performance Jan-Sep 2012 — Highlights — Results ? Business areas performance Jan-Sep 2012 ? Conclusions ? Appendix

Business areas Jan-Sep'12

21

High geographic diversification in profits generation

Portugal, 1%
Poland, 5%
Spain, 16%
Brazil, 26%
Germany, 4%
Other Europe, 2%
United Kingdom, 13%
Mexico, 13%
USA, 9%
Other LatAm, 6%
Chile, 5%

(1) Over operating areas recurring attributable profit

Santander

Business areas Jan-Sep’12 21 High geographic diversification in profits generation Recurring attributable profit by geographic segment in Jan-Sep’12(1) Portugal, 1% Poland, 5% Spain, 16% Germany, 4% Brazil, 26% Other Europe, 2% United Kingdom, 13% Mexico, 13% USA, 9% Other Chile, 5% LatAm, 6% (1) Over operating areas recurring attributable profit

22

Continental Europe Jan-Sep'12

Attributable profit: EUR 1,813 mill.

Var. Jan-Sep'12 / Jan-Sep'11

		Excl. perimeter
Basic revenues	+3%	+1%
Gross income	+4%	+2%
Expenses	+2%	-1%
Net operating income	+6%	+5%
Net op. income after provisions	-12%	-14%
Attributable profit	-10%	-12%

Basic revenues

EUR million
+1%
3,023
3,391
3,278
3,109
3,262
3,444
3,312
Q1'11
Q2
Q3
Q4
Q1'12
Q2
Q3

Attributable profit

Santander

Continental Europe Jan-Sep’12 22 Recovery in revenues and profits in recent quarters. Year-on-year comparison affected by the larger provisions made Attributable profit: Basic revenues EUR 1,813 mill. EUR million Var. Jan-Sep’12 / Jan-Sep’11 +1% Excl. perimeter 3,391 3,444 3,278 3,262 3,312 3,023 3,109 Basic revenues +3% +1% Gross income +4% +2% Q1’11 Q2 Q3 Q4 Q1’12 Q2 Q3 Expenses +2% -1% Attributable profit EUR million Net operating income +6% +5% 878 700 Net op. income after 627 602 -12% -14% 584 provisions 443 266 Attributable profit -10% -12% Q1’11 Q2 Q3 Q4 Q1’12 Q2 Q3

Santander Branch Network Jan-Sep'12

23

Activity

Volumes

Var. Sep'12 / Sep'11
+16%
-6%
Loans
Deposits 2

Balances (€ bn.) and LDR[1] ratio

129%
104%
105
81
99
95
Loans
Dep.
Sep'11
Loans
Dep.2
Sep'12

Basic revenues

EUR million
+8%
1,072
1,136
1,094
1,031
1,116
1,219
1,178
Q1'11
Q2
Q3
Q4
Q1'12
Q2
Q3

Return on net interest income

Return / Cost

3.04%
3.66%
3.74%
3.68%
Return
Cost2
1.30%
1.36%
1.46%
1.44%
Q1'11
Q4'11
Q2'12
Q3'12

Net interest inc. / ATAs

2.96%
3.43%
Jan-Sep'11
Jan-Sep'12

Attributable profit

Santander

Santander Branch Network Jan-Sep’12 23 Better liquidity position with improved trend in revenues and profits in recent quarters Activity Basic revenues 1 EUR million Volumes Balances (€ bn.) and LDR ratio +8% Var. Sep’12 / Sep’11 129% +16% 1,136 1,219 1,178 104% 1,072 1,094 1,031 1,116 105 99 95 81 -6% Loans Dep. Loans Dep.2 Loans Deposits 2 Sep’11 Sep’12 Q1’11 Q2 Q3 Q4 Q1’12 Q2 Q3 Return on net interest income Attributable profit Return / Cost Net interest inc. / ATAs EUR million 3.66% 3.74% 3.68% 3.04% Return 3.43% 274 226 266 2.96% 173 Cost2 101 58 75 1.30% 1.36% 1.46% 1.44% Q1’11 Q4’11 Q2’12 Q3’12 Jan-Sep’11 Jan-Sep’12 Q1’11 Q2 Q3 Q4 Q1’12 Q2 Q3 (1) Loan-to-deposit ratio (2) Including retail commercial paper

24

Banesto Jan-Sep'12

Activity

Volumes

Var. Sep'12 / Sep'11

+1%
-9%
Loans
Deposits 2

Balances (€ bn.) and LDR[1] ratio

135%
122%
69
51
63
52
Loans
Dep.
Sep'11
Loans
Dep.2
Sep'12

Basic revenues

EUR million

Return on net interest income

Return / Cost

3.04%
3.61%
3.70%
3.66%
Return
Cost2
1.86%
1.70%
1.70%
1.67%
Q1'11
Q4'11
Q2'12
Q3'12

Net interest inc. / ATAs[3]

2.43%
2.36%
Jan-Sep'11
Jan-Sep'12

Attributable profit

EUR million

Santander

Banesto Jan-Sep’12 24 Similar trends to those of previous quarters: reduced commercial gap and stable revenues and profits Activity Basic revenues Volumes 1 EUR million Balances (€ bn.) and LDR ratio -1% Var. Sep’12 / Sep’11 135% +1% 122% 489 525 516 486 514 530 511 69 51 63 52 -9% Loans Dep. Loans Dep.2 Loans Deposits 2 Sep’11 Sep’12 Q1’11 Q2 Q3 Q4 Q1’12 Q2 Q3 Return on net interest income Attributable profit Return / Cost Net interest inc. / ATAs3 EUR million 3.61% 3.70% 3.66% 3.04% 2.43% 2.36% Return 101 Cost2 67 41 41 32 1.86% 22 1.70% 1.70% 1.67% -59 Q1’11 Q4’11 Q2’12 Q3’12 Jan-Sep’11 Jan-Sep’12 Q1’11 Q2 Q3 Q4 Q1’12 Q2 Q3 (1) Loan-to-deposit ratio (2) Including retail commercial paper (3) Retail Banking

25

Spain[1]. Loans and Deposits

Appropiate loan-to-deposit structure

EUR billion

TOTAL 210
Public sector 18
Household mortgages 56
Other loans to individuals 18
Companies w/o real estate purposes 100
Real estate purpose 18
Gross loans
185 TOTAL
Retail commercial paper 12
Time deposits / other 93
Demand deposits 80
Deposits

Reduced commercial gap in 2012

Var. Sep'12/Dec'11 in EUR bn.

+5 bn.
-13bn.
Loans
Deposits 2
Gap reduction: -18 bn.

Improved loan to deposit[2] ratio

178%
149%
119%
118%
108%
D'08
D'09
D'10
D'11
S'12

Santander

Spain1. Loans and Deposits 25 In short, in a deleveraging market, improvement of commercial gap, gaining market share in deposits (approx. +124 b.p. in 2012) Appropiate loan-to-deposit structure Reduced commercial gap in 2012 EUR billion Var. Sep’12/Dec’11 in EUR bn. +5 bn. Gap reduction: TOTAL 210 -18 bn. Public sector 18 185 TOTAL 12 Retail commercial -13bn. Household paper mortgages 56 2 Loans Deposits Other loans Time deposits 18 93 to individuals / other Improved loan to deposit2 ratio Companies w/o real estate 100 178% purposes Demand 149% 80 deposits 119% 118% Real estate 108% purpose 18 Gross loans Deposits D’08 D’09 D’10 D’11 S’12 (1) Including Santander Branch Network, Banesto, GBM Spain, Santander Consumer Spain and Banif (2) Including retail commercial paper

Spain[1]. Customer lending and NPLs

26

Gross loans

EUR billion
TOTAL
230
219
217
210
Public sector
Household mortgages
Other loans to individuals
Companies w/o real estate purposes
Real estate purpose
12
61
24
105
27
12
59
20
105
23
18
57
18
104
20
18
56
18
100
18
-9%
Dec'10
Dec'11
Jun'12
Sep'12

NPL ratio

%
With real estate purpose
17.0
28.6
39.4
42.8
Total
4.2
5.5
6.0
6.4
Total w/o real estate purpose
2.9
3.3
3.3
3.6
Dec'10
Dec'11
Jun'12
Sep'12

Dec'10	Dec'11	Jun'12	Sep'12	
2.2	2.7	2.5	2.7	Home mortgages
3.1	3.5	3.5	3.9	Rest of portfolio

Santander

Spain1. Customer lending and NPLs 26 The trend to reduce real estate lending and deleveraging in individuals continues. Total NPLs increased mainly because of real estate and reduced lending Gross loans NPL ratio EUR billion % With real 42.8 estate 39.4 purpose TOTAL 230 219 217 Public sector 12 210 12 28.6 18 Household 18 mortgages 61 59 17.0 57 56 Other loans 6.4 to individuals 24 6.0 20 5.5 Total 18 18 4.2 Companies w/o Total w/o real estate real estate purposes 105 3.6 105 104 3.3 3.3 purpose 100 2.9 Dec’10 Dec’11 Jun’12 Sep’12 Real estate 27 23 20 -9% 18 purpose 2.2 2.7 2.5 2.7 Home Dec’10 Dec’11 Jun’12 Sep’12 mortgages 3.1 3.5 3.5 3.9 Rest of portfolio (1) Including SAN Branch Network, Banesto, GBM Spain, Santander Consumer Spain and Banif

27

Spain[1]. Evolution of NPLs other than real estate

Companies: NPL entries >90 days

Base 100: Q1'08
100 168 251 302 373 255 188 197 264 315 327 258 292 336 349 420 365 348 352
Q1'08 Q3 Q1'09 Q3 Q1'10 Q3 Q1'11 Q3 Q1'12 Q3

Individuals-mortgages: NPL entries >90 days

Base 100: Q1'08
100 106 142 176 195 144 107 90 104 103 93 90 103 118 104 112 109 103 100
Q1'08 Q3 Q1'09 Q3 Q1'10 Q3 Q1'11 Q3 Q1'12 Q3

Individuals-consumer: NPL entries >90 days

Base 100: Q1'08
100 126 185 187 202 151 129 99 91 81 78 73 66 75 64 62 66 61 66
Q1'08 Q3 Q1'09 Q3 Q1'10 Q3 Q1'11 Q3 Q1'12 Q3

Individuals-cards: NPL entries >90 days

Base 100: Q1'08
100 108 128 159 173 124 95 87 76 58 55 54 50 50 48 53 48 50 56
Q1'08 Q3 Q1'09 Q3 Q1'10 Q3 Q1'11 Q3 Q1'12 Q3

Santander

Spain1. Evolution of NPLs other than real estate 27 In other than real estate loans, stable NPLs entries in individual customers and companies in recent quarters Companies: NPL entries >90 days Individuals-mortgages: NPL entries >90 days Base 100: Q1’08 Base 100: Q1’08 420 195 373 365 349 348 352 176 327 336 302 315 292 142 144 251 255 264 258 107 112 109 103 100 197 100 106 104 103 103 118 104 188 90 93 90 168 100 Q1’08 Q3 Q1’09 Q3 Q1’10 Q3 Q1’11 Q3 Q1’12 Q3 Q1’08 Q3 Q1’09 Q3 Q1’10 Q3 Q1’11 Q3 Q1’12 Q3 Individuals-consumer: NPL entries >90 days Individuals-cards: NPL entries >90 days Base 100: Q1’08 Base 100: Q1’08 202 185187173 151 159 129 128 124 126 108 100 99 100 95 91 87 81 78 73 75 76 66 64 62 66 61 66 58 55 54 56 50 50 48 53 48 50 Q1’08 Q3 Q1’09 Q3 Q1’10 Q3 Q1’11 Q3 Q1’12 Q3 Q1’08 Q3 Q1’09 Q3 Q1’10 Q3 Q1’11 Q3 Q1’12 Q3 (1) Data Santander Branch Network + Banesto. Gross entries of NPL > 90 days past-due

Spain[1]. Evolution of real estate exposure

28

Total real estate exposure

EUR billion
-EUR 16,000 mill.
42.5
Foreclosed real estate
4.8
Loans
37.7
32.0
8.6
23.4
28.3
8.4
19.9
26.5
8.3
18.2
Dec'08
Dec'11
Jun'12
Sep'12

… stepping up its pace in recent quarters: -EUR 5.5 bn. in Jan-Sep'12

Santander

Spain1. Evolution of real estate exposure 28 Real estate exposure has been reduced by 38% since the onset of the crisis … Total real estate exposure EUR billion 42 -EUR 16,000 mill. Foreclosed 4 real estate 28.3 26.5 8.6 8.4 8.3 37.7 Loans 23.4 19.9 18.2 Dec’08 Dec’11 Jun’12 Sep’12 (1) Including Santander Branch Network, Banesto, GBM Spain, Santander Consumer Spain and Banif

Spain[1]. Evolution of foreclosed real estate

29

Gross amount (EUR million)
4,765
6,521
7,509
8,552
8,590
8,388
8,277
Dec'08
Dec'09
Dec'10
Dec'11
Mar'12
Jun'12
Sep'12

Quarterly evolution 2011 and 2012
EUR million
+373
+453
+225
-7
+37
-202
-111
Q1'11
Q2
Q3
Q4
Q1'12
Q2
Q3

Santander

Spain1. Evolution of foreclosed real estate 29 The change of trend in foreclosed real estate was consolidated, registering a reduction of stock in the year, setting us apart from the sector Gross amount (EUR million ) 8,552 8,590 8,388 8,277 7,509 Quarterly evolution 2011 and 2012 6,521 EUR million 4,765 Dec’08 Dec’09 Dec’10 Dec’11 Mar’12 Jun’12 Sep’12

Portugal Jan-Sep'12

30

Activity

Volumes

Var. Sep'12 /Sep'11
+5%
-8%
Loans
Deposits

Balances (€ bn.) and LDR[1] ratio

127%
112%
29
23
27
24
Loans
Dep.
Sep'11
Loans
Dep.
Sep'12

Basic revenues

EUR million

0%
273
242
225
219
246
258
225
Q1'11
Q2
Q3
Q4
Q1'12
Q2
Q3

Return on net interest income

Return / Cost

Return
3.30%
3.98%
3.68%
3.40%
1.58%
2.51%
2.37%
2.32%
Cost
Q1'11
Q4'11
Q2'12
Q3'12

Net interest inc. / ATAs

1.32%
1.35%
Jan-Sep'11
Jan-Sep'12

Attributable profit

EUR million

(1) Loan-to-deposit ratio

Santander

Portugal Jan-Sep’12 30 SantanderTotta continued its deleveraging, with resilient revenues and profit, in an environment of strong adjustments Activity Basic revenues 1 EUR million Volumes Balances (€ bn.) and LDR ratio 0% Var. Sep’12 /Sep’11 127% 112% 273 +5% 242 246 258 29 225 219 225 27 24 23 -8% Loans Deposits Loans Dep. Loans Dep. Sep’11 Sep’12 Q1’11 Q2 Q3 Q4 Q1’12 Q2 Q3 Return on net interest income Attributable profit EUR million Return / Cost Net interest inc. / ATAs 3.98% 3.68% Return 3.30% 3.40% 1.32% 1.35% 90 41 45 38 33 27 2.51% 2.37% 2.32% 1.58% Cost -2 Q1’11 Q4’11 Q2’12 Q3’12 Q1’11 Q2 Q3 Q4 Q1’12 Q2 Q3 Jan-Sep’11 Jan-Sep’12 (1) Loan-to-deposit ratio

Santander Consumer Finance Continental Europe Jan-Sep'12

31

Activity

Volumes

Var. Sep'12 /Sep'11

1%
-3%
Loans
Deposits

Net interest income / Provisions (% /ATAs)

3.48%
3.24%
Net interest income
2.27
2.24
Provisions
1.21%
1.00%
Jan-Sep'11
Jan-Sep'12

Gross loans: EUR 59 bn.

% / total

Other
Poland
Germany
6
5
Italy
12
12
52
Spain
13
Nordic countries

New loans

% Jan-Sep'12/Jan-Sep'11

Germany +7%
Nordic countries +7%
Poland +13%
Spain 0%
Italy -25%
Other -8%

Basic revenues

EUR million

-4%
792
828
825
777
815
778
790
Q1'11
Q2
Q3
Q4
Q1'12
Q2
Q3

Attributable profit*

EUR million

Santander

Santander Consumer Finance Continental Europe Jan-Sep’12 31 High recurring profit fuelled by solid revenues and less provisions needs Activity Basic revenues EUR million Volumes Net interest income / -4% Var. Sep’12 /Sep’11 Provisions (% /ATAs) 1% 3.48% 3.24% 828 825 815 Net interest 792 777 778 790 income 2.27 2.24 -3% Provisions 1.21% 1.00% Q1’11 Q2 Q3 Q4 Q1’12 Q2 Q3 Loans Deposits Jan-Sep’11 Jan-Sep’12 Gross loans: EUR 59 bn. New loans Attributable profit* % / total % Jan-Sep’12/Jan-Sep’11 EUR million Other 201 206 Poland Germany Germany +7% 183 186 176 181 6 5 Nordic countries +7% Italy 12 96 Poland +13% 52 12 Spain 0% Spain 13 Italy -25% Q1’11 Q2 Q3 Q4 Q1’12 Q2 Q3 Nordic Other -8% * Excluding Santander Consumer UK’s profit as it is recorded in Santander countries UK. Including it, Jan-Sep’12 attributable profit was EUR 638 mill.

32

Poland (BZ WBK) Jan-Sep'12

Activity[1]

Volumes

Var. Sep'12 /Sep'11

+9%
+4%
Loans
Deposits

Balances (€ bn.) and LDR[2] ratio

85%
88%
8.8
10.6
9.7
11.0
Loans
Dep.
Loans
Dep.
Sep'11
Sep'12

Basic revenues

Constant EUR mill.

+10%
198
199
208
208
216
219
Q2'11
Q3
Q4
Q1'12
Q2
Q3

Return on net interest income

Return / Cost

6.84%
7.06%
7.09%
7.20%
Return
Cost
2.65%
2.96%
3.00%
3.19%
Q2'11
Q4'11
Q4'12
Q3'12

Net interest inc. / ATAs

3.41%
3.74%
Q2'11
Jan-Sep'12

Attributable profit

Constant EUR mill.

88
76
63
73
85
78
Q2'11
Q3
Q4
Q1'12
Q2
Q3

(1) Local currency
(2) Loan-to deposit ratio

Santander

Poland (BZ WBK) Jan-Sep’12 32 Loans and deposits growth produced revenues increase and good profit performance Activity1 Basic revenues Volumes Balances (€ bn.) and LDR2 ratio Constant EUR mill +10% Var. Sep’12 /Sep’11 85% 88% 216 219 +9% 208 208 198 199 10.6 11.0 9.7 +4% 8.8 Loans Dep. Loans Dep. Loans Deposits Sep’11 Sep’12 Q2’11 Q3 Q4 Q1’12 Q2 Q3 Return on net interest income Attributable profit Constant EUR mill. Return / Cost Net interest inc. / ATAs 6.84% 7.06% 7.09% 7.20% 3.74% 88 85 3.41% 76 73 78 Return 63 Cost 2.96% 3.00% 3.19% 2.65% Q2’11 Q4’11 Q4’12 Q3’12 Q2’11 Q3 Q4 Q1’12 Q2 Q3 Q2’11 Jan-Sep’12 (1) Local currency (2) Loan-to deposit ratio

United Kingdom Jan-Sep'12

33

Activity[1]

Volumes

Balances in £, Var. Sep'12/Sep'11
-3%
+6%
+1%
167
SMEs +20%
153
31
Mortgages
Companies
Deposits [2]

Profitability

Var. Loans/deposits
2.01%
2.04%
1.98%
1.85%
1.84%
1.80%
1.77%
1.63%
1.42%
1.35%
Net interest income / assets
Q3'11
Q4
Q1'12
Q2
Q3

Basic revenues

£ million
-20%
1,183
1,202
1,175
1,154
1,044
954
936
Q1'11
Q2
Q3
Q4
Q1'12
Q2
Q3

Attributable profit: £ 733 mill. (EUR 904 mill.)

Var. Jan-Sep'12 / Jan-Sep'11 in £
Gross income -18%
Expenses 0%
Net operating income -32%
Net op. income after provisions -45%
Ordinary attrib. profit -5%
Attributable profit +4%

Attributable profit

Santander

United Kingdom Jan-Sep’12 33 • Revenues impacted by: scenario of reduced business, interest rates at their lowest and higher funding cost. Improved front book profitability • In Q3’12, extraordinary profit of Ł65 mill. (net between tender offer capital gain and provisions) Activity1 Basic revenues Volumes Profitability Ł million -20% Balances in Ł, Var. Sep’12/Sep’11 Var. Loans/deposits 2.01% 2.04% 1.98% 1,202 -3% +6% +1% 1.85% 1.84% 1,183 1,175 1,154 1,044 954 936 167 SMEs 1.80% 153 1.77% +20% 1.63% 1.42% 1.35% 31 Net interest income / assets 2 Q3’11 Q4 Q1’12 Q2 Q3 Q1’11 Q2 Q3 Q4 Q1’12 Q2 Q3 Mortgages Companies Deposits Attributable profit: Ł 733 mill. (EUR 904 mill.) Attributable profit Var. Jan-Sep’12 / Jan-Sep’11 in Ł Ł million Gross income -18% 431 375 355 Expenses 0% 255 210 268 Net operating income -32% -101 Net op. income after provisions -45% Ordinary attrib. profit -5% Q1’11 Q2* Q3 Q4 Q1’12 Q2 Q3** Attributable profit +4% (*) Impact from PPI provision (**) Positive impact of Ł65 mill. from net between capital gains and provisions (1) Local criteria. Balances in billion sterling (2) Excluding GBM balances and other deposits for Ł29 bn. at September 2012 Note.- Corporate Banking SME excludes SME assets held within the Corporate Centre

34

Brazil Jan-Sep'12

Activity[1]

Volumes
Var. Sep'12 /Sep'11
+10%
+4%
Loans
Deposits 2

NII / Provisions (o/ATAs)
7.22%
8.42%
Net interest income
4.33
4.39
Provisions
2.89%
4.03%
Jan-Sep'11
Jan-Sep'12

Attributable profit: US$ 2.162 mill. (EUR 1,689 mill.)

		Excl. perimeter
Basic revenues	+15%	+15%
Gross income	+15%	+15%
Expenses	+7%	+7%
Net operating income	+20%	+20%
Net op. income after provisions	-1%	0%
Attributable profit	-9%	+1%

Basic revenues

Constant US$ mill.

+14%
4,431
4,531
4,601
4,936
5,110
5,310
5,243
Q1'11
Q2
Q3
Q4
Q1'12
Q2
Q3

Attributable profit

Constant US$ mill.

Net profit
Minority interests
Attributable profit
1,049
936
848
973
1,000
864
889
177
158
134
167
217
198
177
872
778
714
806
783
666
712
Q1'11
Q2
Q3
Q4
Q1'12
Q2
Q3

(1) Local currency
(2) Excluding Repos. Including «letras financieras»

Santander

Brazil Jan-Sep’12 34 Excellent track record in revenues and net operating income (+20%). Higher attributable profit in the quarter (+7%) due to lower provisions (-12%) Activity1 Basic revenues Volumes NII / Provisions (o/ATAs) Constant US$ mill. +14% Var. Sep’12 /Sep’11 8.42% Net 7.22% interest +10% income 4.39 5,310 5,243 4.33 5,110 4,936 +4% Provisions 4,531 4,601 4.03% 4,431 2.89% 2 Loans Deposits Jan-Sep’11 Jan-Sep’12 Attributable profit: US$ 2.162 mill. Q1’11 Q2 Q3 Q4 Q1’12 Q2 Q3 (EUR 1,689 mill.) Var. Jan-Sep’12 / Jan-Sep’11 in constant US$ Excl. Attributable profit perimeter Basic revenues +15% +15% Constant US$ mill. Gross income +15% +15% Net profit 1,049 1,000 936 973 889 Expenses +7% +7% Minority 177 848 864 158 167 217 interests 134 198 177 Net operating income +20% +20% Attributable 872 778 806 783 Net op. income after 714 666 712 -1% 0% profit provisions Attributable profit -9% +1% Q1’11 Q2 Q3 Q4 Q1’12 Q2 Q3 (1) Local currency (2) Excluding Repos. Including «letras financieras»

Mexico Jan-Sep'12

35

Activity[1]

Volumes

Var. Sep'12 /Sep'11
+10%
+14%
Loans
Deposits 2

NII / Provisions (o/ATAs)

3.77%
3.99%
Net interest income
3.00
3.16
Provisions
0.77%
0.83%
Jan-Sep'11
Jan-Sep'12

Attributable profit: US$ 1,065 mill. (EUR 832 mill.)

Basic revenues

Constant US$ mill.
+18%
699
710
766
782
844
846
901
Q1'11
Q2
Q3
Q4
Q1'12
Q2
Q3

Attributable profit

Constant US$ mill.
319
294
321
286
381
342
343
Q1'11
Q2
Q3
Q4
Q1'12
Q2
Q3

(1) Local currency
(2) Excluding Repos

Santander

Mexico Jan-Sep’12 35 Higher profit fuelled by strong basic revenues (activity at double digits) and costs and provisions growing at a slower pace Activity1 Basic revenues Volumes NII / Provisions (o/ATAs) Constant US$ mill. Var. Sep’12 /Sep’11 3.99% +18% 3.77% Net +14% interest +10% income 766 782 3.00 3.16 699 710 Provisions 0.77% 0.83% Loans Deposits 2 Jan-Sep’11 Jan-Sep’12 Attributable profit: US$ 1,065 mill. (EUR 832 mill.) Q1’11 Q2 Q3 Q4 Q1’12 Q2 Q3 Var. Jan-Sep’12 / Jan-Sep’11 in constant US$ Excl. perimeter Attributable profit Basic revenues +19% +19% Constant US$ mill. Gross income +15% +16% 381 319 321 342 343 294 286 Expenses +10% +10% Net operating income +18% +19% Net op. income after +17% +19% provisions Attributable profit +14% +16% Q1’11 Q2 Q3 Q4 Q1’12 Q2 Q3 (1) Local currency (2) Excluding Repos

36

Chile Jan-Sep'12

Activity[1]

Volumes

Var. Sep'12 /Sep'11

+4%
+5%
Loans
Deposits 2

NII/Provisions (o/ATAs)

3.83%
4.04%
Net interest income
2.83
2.70
Provisions
1.00%
1.34%
Jan-Sep'11
Jan-Sep'12

Attributable profit: US$ 464 mill. (EUR 362 mill.)

Var. Jan-Sep'12 / Jan-Sep'11 in constant US$		Excl. perimeter
Basic revenues	+4%	+4%
Gross income	+3%	+5%
Expenses	+7%	+7%
Net operating income	+1%	+4%
Net op. income after provisions	-13%	-10%
Attributable profit	-27%	-12%

Basic revenues

Constant US$ mill.

+1%
630
687
638
710
711
686
642
Q1'11
Q2
Q3
Q4
Q1'12
Q2
Q3

Attributable profit

Constant US$ mill.

Net profit
Minority interests
Attributable profit
279
60
219
332
75
257
205
45
160
281
77
204
251
77
174
240
75
165
172
47
125
Q1'11
Q2
Q3
Q4
Q1'12
Q2
Q3

(1) Local currency
(2) Excluding Repos

Santander

Chile Jan-Sep’12 36 In activity, focus on customer deposits and selective lending criteria. Quarterly results: impact on revenues from lower inflation (UF portfolio) and higher provisions due to worsening credit quality in the sector Activity1 Basic revenues Volumes NII/Provisions (o/ATAs) Constant US$ mill. Var. Sep’12 /Sep’11 +1% 3.83% 4.04% Net interest income +5% 2.83 2.70 687 710 711 686 +4% 630 638 642 Provisions 1.34% 1.00% 2 Loans Deposits Jan-Sep’11 Jan-Sep’12 Attributable profit: US$ 464 mill. (EUR 362 mill.) Q1’11 Q2 Q3 Q4 Q1’12 Q2 Q3 Attributable profit perimeter Basic revenues +4% +4% Constant US$ mill. 332 Gross income +3% +5% Net profit 281 279 75 251 240 Expenses +7% +7% Minority 60 77 205 interests 77 75 172 Net operating income 45 +1% +4% 257 47 Attributable 219 204 Net op. income after 160 174 165 -13% -10% profit 125 provisions Attributable profit -27% -12% Q1’11 Q2 Q3 Q4 Q1’12 Q2 Q3 (1) Local currency (2) Excluding Repos

37

Latin America ex-Brazil

Attributable profit. Constant US$ million

Argentina

+15%
264
304
Jan-Sep'11
Jan-Sep'12

Puerto Rico

+36%
37
50
Jan-Sep'11
Jan-Sep'12

Uruguay

+180%
17
47
Jan-Sep'11
Jan-Sep'12

Peru

+28%
11
15
Jan-Sep'11
Jan-Sep'12

IPB*

-5%
149
141
Jan-Sep'11
Jan-Sep'12

(*) International Private Banking

Santander

Latin America ex-Brazil 37 The remaining countries in the region registered growth, mainly driven by basic revenues Attributable profit. Constant US$ million Argentina Puerto Rico Uruguay +15% +36% +180% 304 47 50 264 37 17 Jan-Sep’11 Jan-Sep’12 Jan-Sep’11 Jan-Sep’12 Jan-Sep’11 Jan-Sep’12 Peru IPB* -5% +28% 149 141 15 11 Jan-Sep’11 Jan-Sep’12 Jan-Sep’11 Jan-Sep’12 (*) International Private Banking

38

United States Jan-Sep'12

Sovereign Bank

Activity[1]

Volumes
Var. Sep'12 /Sep'11
+6%
+5%
Loans
Deposits
NII/Provisions (o/ATAs)
3.26%
2.83%
Net interest income
2.59
2.39
0.67%
0.44%
Provisions
Jan-Sep'11
Jan-Sep'12

Quarterly profit

US$ Mill.
Trust PIERS impact: US$127 mill.
176
183
195
177
191
171
54
Q1'11
Q2
Q3
Q4
Q1'12
Q2
Q3

SCUSA

Activity[1]

Gross loans
US$ billion
+22%
14.6
17.8
Sep'11
Sep'12
New loans
US$ billion
1.4
2.1
2.3
2011 quarterly average
H1'12 quarterly average
Q3'12

Quarterly contribution

US$ Mill.
Use of provisions: US$ 77 million
SCUSA profit
Minority int. and perimeter
Contribution to SAN (like-for-like basis)
240
164
163
172
191
162
159
156
107
106
112
124
105
103
Q1'11
Q2
Q3
Q4
Q1'12
Q2
Q3

(1) Local currency

Santander

United States Jan-Sep’12 38 Santander US includes Sovereign Bank and SCUSA’s contribution by the equity accounted method. Profit of US$ 747 mill. (EUR 584 mill.) Activity1 Quarterly profit US$ Mill. Trust PIERS impact: Volumes NII/Provisions (o/ATAs) US$127 mill. Var. Sep’12 /Sep’11 3.26% 2.83% Net 195 interest 176 183 177 income +6% 2.59 +5% 2.39 Provisions 54 0.67% 0.44% Loans Deposits Jan-Sep’11 Jan-Sep’12 Q1’11 Q2 Q3 Q4 Q1’12 Q2 Q3 Activity1 Quarterly contribution US$ Mill. Use of provisions: US$ 77 million Gross loans New loans US$ billion US$ billion 2.3 SCUSA profit 240 +22% 2.1 Minority int. and 191 17.8 164 163 172 162 159 1.4 perimeter 14.6 Contribution to SAN 156 (like-for-like 107 106 112 124 105 103 2011 H1’12 Q3’12 basis) quarterly quarterly Sep’11 Sep’12 average average Q1’11 Q2 Q3 Q4 Q1’12 Q2 Q3 (1) Local currency

Corporate Activities 39 Greater losses due to higher funding costs and lower tax recoveries Attributable profit (Jan-Sep’12 vs. Jan-Sep’11) EUR mill. Main effects: Revenues (mainly net interest income) -175 Provisions and other -104 Taxes -181 Impact on profit -460 Net capital gains and real estate prov. -2,526 Total impact on profit -2,986

Agenda ? Group performance Jan-Sep 2012 — Highlights — Results ? Business areas performance Jan-Sep 2012 ? Conclusions ? Appendix

Outlook (I) 41 Santander continues laying the foundation for future growth, while managing a most demanding scenario Continue strengthening the balance sheet Spain and Portugal Gain profitable market share in a consolidating market Other SCF: maintain solid profits and return above peers Continental Poland: continue delivering results while merging with Kredyt Europe Bank Improve profitability of the front book UK Continue improving customer base in individuals & companies

Outlook (II) 42 Santander continues laying the foundation for future growth, while managing a most demanding scenario Brazil Revenues and provisions backed by better economic scenario Mexico Continue to strengthen the franchise (+200 branches in 3 years) Chile Focus on selective growth and risk quality Complete retail franchise (business, products…) backed by the USA established technological and operational base

Agenda ? Group performance Jan-Sep 2012 — Highlights — Results ? Business areas performance Jan-Sep 2012 ? Conclusions ? Appendix

44 Group’s balance sheet

45

Main trends of the Group's balance sheet

Balance sheet at September 2012

EUR billion
1,301
Cash and credit institutions
194
2
Derivatives
130
3
AFS Portfolio
78
4
Trading portfolio
47
5
Other*
98
6
Loans to customers
754
1
1,301
Credit institutions
162
Derivatives
145
Other
39
Customer Deposits**
642
Issues and subordinated liabilities
213
Shareholders' equity & fixed liabilities
100
Assets
Liabilities

1. Lending: 58% of balance sheet
2. Cash, Central Banks and credit institutions: 15%
3. Derivatives (with counterpart on the liabilities side): 10% of balance sheet
4. Available for sale portfolio (AFS): 6%
5. Trading portfolio: 4%
6. Other (goodwill, fixed assets, accruals): 7%

(**) Including retail commercial paper

Santander

Main trends of the Group’s balance sheet 45 Retail balance sheet, appropriate for the business nature of low risk, liquid and well capitalised Balance sheet at September 2012 1 Lending: 58% of balance sheet EUR billion 2 Cash, Central Banks and credit 1,301 1,301 institutions: 15% Cash and cr 2 162 instituti 194 Derivativ 130 3 145 3 Derivatives (with counterpart on AFS Portf 4 39 78 the liabilities side): 10% of Trading portf 47 5 balance sheet O 98 6 642 4 Available for sale portfolio (AFS): 6% Loans custom 754 1 5 Trading portfolio: 4% 213 100 6 Other (goodwill, fixed assets, accruals): 7% Assets Liabilities (*) Other assets: Goodwill EUR 25 bn., tangible and intangible assets EUR 17 bn., other capital instruments at fair value EUR 1 bn., accruals and other accounts EUR 55 bn. (**) Including retail commercial paper

46 Secondary segments results

Retail Banking 47

Activity

EUR billion
Loans
+6%
640
677
Sep'11
Sep'12
Deposits[2]
+12%
522
585
Sep'11
Sep'12

Attributable profit: EUR 4,872 mill.

Var. Jan-Sep'12 / Jan-Sep'11
Basic revenues +5%
Gross income +5%
Expenses +5%
Net operating inc. +5%
Net op. income after provisions -14%
Ordinary attributable profit -10%
Attributable profit -9%

Basic revenues[1]

EUR million
+3%
9,086
9,430
9,438
9,443
9,913
9,813
9,727
Q1'11
Q2
Q3
Q4
Q1'12
Q2
Q3

Attributable profit

Santander

Retail Banking 47 The positive evolution of basic revenues is not feeding through to profit because of larger provisions and minority interests Activity Basic revenues1 EUR billion EUR million Loans Deposits2 +3% +12% 9,430 9,438 9,443 9,913 9,813 9,727 +6% 585 9,086 677 522 640 Sep’11 Sep’12 Sep’11 Sep’12 Q1’11 Q2 Q3 Q4 Q1’12 Q2 Q3 Attributable profit: EUR 4,872 mill. Var. Jan-Sep’12 / Jan-Sep’11 Attributable profit Basic revenues +5% EUR million Gross income +5% 2,187 Expenses +5% 1,727 1,570 1,647 1,619 1,605 1,427 Net operating inc. +5% Net op. income after provisions -14% Ordinary attributable profit -10% Q1’11 Q2 Q3 Q4 Q1’12 Q2 Q3* Attributable profit -9% (*) Positive impact of EUR 80 mill. from the net between capital gains and provisions in the UK (1) Net interest income + fee income + Insurance activity (2) Including retail commercial paper and “letras financieras”

48

Santander Consumer Finance Total. Jan-Sep'12

Aggregates the Continental Europe, United Kingdom and USA units

Basic data

Top 3[1] in 10 countries

14	Countries
37	Agreements with manufacturers for captive financing
15.4	Million customers
135,500	Dealers-participants
77,466	Million euros in loans[2]
33,087	Million euros in deposits
1,228	Million euros in attributable profit for 2011

Total portfolio[2] (Sep.'12): EUR 77 bill.

EUR million
Continental Europe
59
United Kingdom
4
USA
14

Attributable profit Jan-Sep'12: EUR 898 mill.

EUR million
Continental Europe
564
United Kingdom
75
USA
259

Santander

Santander Consumer Finance Total. Jan-Sep’12 48 Aggregates the Continental Europe, United Kingdom and USA units Basic data Total portfolio2 (Sep.’12): EUR 77 bill. EUR million Top 31 in Continental 10 countries 59 14 Countries Europe United Kingdom 4 37 Agreements with manufacturers for captive financing USA 14 15.4 Million customers Dealers-participants Attributable profit Jan-Sep’12: EUR 898 mill. 135,500 EUR million 77,466 Million euros in loans2 Continental 564 Europe 33,087 Million euros in deposits United Kingdom 75 1,228 Million euros in attributable profit USA 259 for 2011 Note: basic data as of December except business volumes (September 2012) (1) Market share of new car financing loans (2) Gross loan portfolio under management

Global Wholesale Banking (GBM)

49

Gross income

EUR million

+1%
TOTAL
3.583
3.635
Trading & capital
418
+4%
434
Equities
293
+10%
323
Rates
975
-2%
953
Credit
609
+4%
632
Corporate finance
79
-41%
46
Transactional Banking
1,209
+3%
1,247
Jan-Sep'11
Jan-Sep'12
Customer revenues
(+1% / Jan-Sep'11)

Gross income

EUR million

0%
Total
Trading
Clients
1,322
197
1,125
1,183
140
1,043
1,078
81
997
1,025
183
842
1,409
195
1,214
1,152
130
1,022
1,074
109
965
Q1'11
Q2
Q3
Q4
Q1'12
Q2
Q3

Attributable profit

EUR million

Santander

Global Wholesale Banking (GBM) 49 Solid revenues amid an environment of volatile markets, underpinned by customer revenues Gross income Gross income EUR million EUR million 0% +1% 1 3.635 Total 1,322 TOTAL 3.583 1,183 1,078 195 1,152 Trading 197 1,025 1,074 Trading & capital 418 434 140 130 81 109 183 Equities 293 +10% 323 1,214 Clients 1,125 1,043 997 1,022 965 Rates -2% 842 975 953 Q1’11 Q2 Q3 Q4 Q1’12 Q2 Q3 Credit 609 +4% 632 Attributable profit Corporate finance 79 -41% 46 EUR million Transactional +3% 1,209 1,247 Banking 636 602 435 397 415 445 Jan-Sep’11 Jan-Sep’12 372 Customer revenues (+1% / Jan-Sep’11) Q1’11 Q2 Q3 Q4 Q1’12 Q2 Q3

Asset Management and Insurance 50

Total revenues. Contribution to the Group

EUR million
-7%
3,260
3,026
Jan-Sep'11
Jan-Sep'12
Asset Management
Insurance
-7%
988
915
Jan-Sep'11
Jan-Sep'12
-7%
2,272
2,111
Jan-Sep'11
Jan-Sep'12

Gross income

Attributable profit

Santander

Asset Management and Insurance 50 High contribution to the Group: 9% of operating areas total revenues. Lower profit as a result of preference for liquidity (Asset Management) and perimeter (Insurance) Total revenues. Contribution Gross income to the Group EUR million -7% 243 250 234 231 229 218 3,26 189 3,026 Q1’11 Q2 Q3 Q4 Q1’12 Q2 Q3 Attributable profit Jan-Sep’11 Jan-Sep’12 EUR million Asset Insurance Management 120 129 -7% 97 98 88 92 83 -7% 2,272 2,111 988 915 Jan-Sep’11 Jan-Sep’12 Q1’11 Q2 Q3 Q4 Q1’12 Q2 Q3 Jan-Sep’11 Jan-Sep’12

51 Main units spreads and NPL ratios

Continental Europe. Main units spreads 52 (%) SAN Branch Network Banesto Retail Banking 2.87 3.09 2.53 2.68 2.54 2.70 2.54 2.52 2.66 2.20 2.49 2.39 1.95 2.03 2.62 2.19 2.42 2.33 2.31 2.30 1.97 2.03 2.01 1.67 2.08 2.12 2.16 1.90 0.56 0.65 0.53 0.51 0.45 0.47 0.42 0.12 0.36 0.33 0.18 0.05 0.09 -0.36 Q1’11 Q2 Q3 Q4 Q1’12 Q2 Q3 Q1’11 Q2 Q3 Q4 Q1’12 Q2 Q3 Loans Deposits Total Loans Deposits Total Santander Consumer Lending Portugal Retail Banking 2.23 2.34 2.39 2.47 2.08 2.06 2.15 4.83 4.43 4.48 4.57 4.51 4.57 4.67 1.96 1.75 1.68 1.45 1.43 1.43 1.34 0.12 -0.31 -0.47 -0.78 -0.91 -0.96 -1.13 Q1’11 Q2 Q3 Q4 Q1’12 Q2 Q3 Q1’11 Q2 Q3 Q4 Q1’12 Q2 Q3 Loans Loans Deposits Total

53

Continental Europe. NPL and coverage ratios

Banco Santander[1]

49%
44%
39%
39%
41%
55%
62%
4.68%
5.08%
5.63%
5.99%
6.33%
6.59%
6.98%
Mar'11
Jun
Sep
Dec
Mar'12
Jun
Sep
NPL
Coverage

Banesto

Santander Consumer

Portugal

Santander

Continental Europe. NPL and coverage ratios 53 Banco Santander1 Banesto 55% 62% 68% 49% 44% 39% 39% 41% 52% 52% 53% 53% 51% 54% 5.08% 5.63% 5.99% 6.33% 6.59% 6.98% 5.27% 5.74% 4.68% 4.31% 4.54% 4.69% 5.01% 5.07% Mar’11 Jun Sep Dec Mar’12 Jun Sep Mar’11 Jun Sep Dec Mar’12 Jun Sep NPL Coverage NPL Coverage Santander Consumer Portugal 105% 109% 108% 111% 110% 62% 62% 98% 103% 55% 58% 53% 53% 52% 5.42% 6.16% 4.99% 4.06% 4.59% 4.74% 4.50% 3.03% 3.25% 3.78% 3.97% 4.05% 3.88% 3.96% Mar’11 Jun Sep Dec Mar’12 Jun Sep Mar’11 Jun Sep Dec Mar’12 Jun Sep NPL Coverage NPL Coverage (1) Santander Branch Network’s NPL ratio was 9.56% and coverage ratio 62% as of Sep’12

54

LOANS with real estate purpose

EUR Million

	Sep'12	Dec'11	Var.
Finished buildings	7,993	10,154	-2,161
Buildings under constr.	1,839	1,985	-146
Developed land	3,375	3,994	-619
Building and other land	2,225	2,572	-347
Non mortgage guarantee	2,746	4,737	-1,991
Total	**18,178**	**23,442**	**-5,264**

Foreclosed REAL ESTATE

EUR Million

	Gross amount	Coverage	Net amount
Finished buildings	2,818	33%	1,894
Buildings under constr.	730	50%	368
Developed land	1,874	60%	758
Building land	2,591	60%	1,049
Other land	264	60%	106
Sub Total	**8,277**	**50%**	**4,175**

Santander

Loans with real estate purpose and foreclosed real estate in Spain 54 LOANS with real estate purpose Foreclosed REAL ESTATE EUR Million EUR Million Gross Net Sep’12 Dec’11 Var. amount Coverage amount ■?Finished buildings 7,993 10,154 -2,161 ■?Finished buildings 2,818 33% 1,894 ■?Buildings under constr. 1,839 1,985 -146 ■?Buildings under constr. 730 50% 368 ■?Developed land 3,375 3,994 -619 ■?Developed land 1,874 60% 758 ■?Building and other land 2,225 2,572 -347 ■?Building land 2,591 60% 1,049 ■Non mortgage guarantee 2,746 4,737 -1,991■Other land 264 60% 106 Total 18,178 23,442 -5,264 Sub Total 8,277 50% 4,175

United Kingdom. Spreads and NPL ratios 55 (%) Spreads Retail Banking NPL and coverage 2.53 2.57 2.61 2.67 2.40 2.40 2.46 47% 47% 43% 42% 40% 40% 40% 2.08 2.00 2.01 2.03 1.98 1.85 1.84 -0.32 -0.40 -0.45 1.73% 1.81% 1.86% 1.84% 1.82% 1.83% 1.94% -0.50 -0.59 -0.76 -0.83 Q1’11 Q2 Q3 Q4 Q1’12 Q2 Q3 Mar’11 Jun Sep Dec Mar’12 Jun Sep Loans Deposits Total NPL Coverage

Spreads main countries Latin America 56 (%) Retail Banking Brazil Retail Banking Mexico 15.84 16.17 10.67 10.44 10.26 10.32 10.65 10.73 10.72 15.41 15.44 15.17 15.49 14.81 14.72 15.05 14.23 14.44 14.44 14.84 14.25 8.58 8.40 8.27 8.36 8.69 8.81 8.79 1.12 1.12 1.18 1.00 0.73 0.65 2.09 2.04 1.99 1.96 1.96 1.92 1.93 0.56 Q1’11 Q2 Q3 Q4 Q1’12 Q2 Q3 Q1’11 Q2 Q3 Q4 Q1’12 Q2 Q3 Loans Deposits Total Loans Deposits Total Retail Banking Chile 7.47 7.04 6.83 6.87 7.01 6.98 6.84 4.38 4.35 4.56 4.62 4.48 4.14 4.18 3.09 2.90 2.65 2.52 2.45 2.36 2.36 Q1’11 Q2 Q3 Q4 Q1’12 Q2 Q3 Loans Deposits Total

Latin America. NPLs and coverage ratios 57 Brazil Mexico1 104% 102% 234% 100% 95% 90% 90% 92% 195% 183% 165% 176% 176% 175% 6.51% 6.79% 5.38% 5.76% 4.85% 5.05% 5.05% 2.45% 1.58% 1.78% 1.82% 1.61% 1.64% 1.69% Mar’11 Jun Sep Dec Mar’12 Jun Sep Mar’11 Jun Sep Dec Mar’12 Jun Sep NPL Coverage NPL Coverage Chile 89% 89% 88% 73% 68% 64% 61% 4.65% 5.00% 4.52% 3.80% 3.65% 3.63% 3.85% Mar’11 Jun Sep Dec Mar’12 Jun Sep NPL Coverage (1) GE entry in June 2011.

Sovereign Bank. Spreads and NPL and coverage ratios 58 (%) Spreads Retail Banking NPLs and coverage 2.94 2.90 2.86 113% 110% 2.75 2.82 2.74 107% 2.62 93% 96% 82% 85% 2.36 2.45 2.37 2.16 2.24 2.22 2.29 4.15% 3.76% 3.22% 2.85% 0.78 0.66 2.46% 2.27% 2.31% 0.40 0.46 0.46 0.41 0.37 Q1’11 Q2 Q3 Q4 Q1’12 Q2 Q3 Mar’11 Jun Sep Dec Mar’12 Jun Sep Loans Deposits Total NPL Coverage

Santander

Dow Jones Sustainability Indexes
Member 2011/12

FTSE4Good

SANTANDER
BEST GLOBAL BANK
EUROMONEY

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: October 26, 2012	By:	/s/ José Antonio Álvarez
Name: José Antonio Álvarez
Title: Executive Vice President